As filed with the Securities and Exchange Commission on July 21, 2011

Registration No. 333-171386

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

USMD Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8000	27-2866866
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6333 North State Highway 161, Suite 200

Irving, Texas 75038

(214) 493-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher Dunleavy

Chief Financial Officer

USMD Holdings, Inc.

6333 North State Highway 161, Suite 200

Irving, Texas 75038

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Bruce H. Hallett

Hallett & Perrin

2001 Bryan Street, Suite 3900

Dallas, Texas 75201

(214) 953-0053

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and all other conditions to the proposed contributions described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/PROSPECTUS

To the shareholders of USMD Inc. and the partners of UANT Ventures, L.L.P.:

On August 19, 2010, USMD Inc. (“USMD”), UANT Ventures, L.L.P. (“Ventures”) and Urology Associates of North Texas, L.L.P. (“UANT”) entered into a Contribution and Purchase Agreement (the “Contribution Agreement”), pursuant to which the shareholders of USMD will contribute all of their equity interests in USMD, and Ventures will contribute all of its assets, to a newly formed Delaware corporation named USMD Holdings, Inc. (“Holdings”). The contribution by the USMD shareholders and by Ventures is collectively referred to as the “Contribution.” Immediately prior to the Contribution, UANT will merge with a subsidiary of Ventures and, as the surviving entity, will become a wholly-owned subsidiary of Ventures. As a result of the Contribution, the assets owned, and the businesses previously conducted separately, by USMD, UANT and Ventures will consolidate into a single integrated urology health services company.

By virtue of the Contribution, the USMD shareholders will receive shares of Holdings common stock, and Ventures will receive a combination of shares of Holdings common stock, a $30 million subordinated note issued by Holdings and options to purchase shares of Holdings common stock. Holdings will issue a total of 10 million shares of its common stock in exchange for the Contribution. The allocation of the 10 million shares among the USMD shareholders and Ventures is based upon the relative value of the assets contributed by the USMD shareholders and Ventures. Pursuant to the Contribution Agreement, immediately prior to the Contribution certain USMD shareholders will contribute their shares to Ventures in exchange for partnership interests in Ventures. As part of the Contribution, Ventures will then contribute these shares of USMD common stock to Holdings in exchange for shares of Holdings common stock. For convenience, the USMD shareholders contributing their shares to Ventures will, instead, convey them directly to Holdings and Holdings will issue shares of its common stock directly to Ventures.

Subject to the approvals of the USMD shareholders and Ventures partners, we are seeking to close the Contribution in the third quarter of 2011. Either party may terminate the Contribution Agreement if the Contribution has not been consummated by December 31, 2011.

Currently, no public market exists for the common stock of Holdings. Holdings will apply for listing of its common stock on the NYSE Amex or the Nasdaq Stock Market under the symbol “USMD.” The shares of common stock of Holdings will begin trading on or promptly after the closing of the Contribution, subject to listing on the NYSE Amex or the Nasdaq Stock Market.

USMD is holding a special meeting of its shareholders to obtain shareholder approval of the Contribution Agreement. At the special meeting, which will be held at 6:00 p.m., local time, on [            ], 2011, at the principal executive offices of USMD located at 6333 North State Highway 161, Suite 200, Irving, Texas 75038, unless postponed or adjourned to a later date, USMD will ask its shareholders to approve the Contribution.

Ventures is holding a special meeting of its partners to obtain partner approval of the Contribution Agreement. At the special meeting, which will be held at 6:00 p.m., local time, on [            ], 2011, at the principal executive offices of Ventures located at 612 East Lamar Blvd., Suite 700, Arlington, Texas 76011, unless postponed or adjourned to a later date, Ventures will ask its partners to approve the Contribution.

More information about Holdings, USMD, UANT, Ventures and the Contribution Agreement is contained in the accompanying proxy statement/prospectus. Holdings encourages you to read the proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 27.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Contribution described in this proxy statement/prospectus or the Holdings common stock to be issued pursuant to the Contribution Agreement or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [            ], 2011 and is first being mailed to the shareholders of USMD and the partners of Ventures on or about [            ], 2011.

NOTICE OF SPECIAL MEETING OF PARTNERS

To Be Held On [            ], 2011

Dear Partners of UANT Ventures, L.L.P.:

A special meeting of the partners of UANT Ventures, L.L.P. (“Ventures”) will be held at 6:00 p.m., local time, on [            ], 2011, at the principal executive offices of Ventures located at 612 East Lamar Blvd., Suite 700, Arlington, Texas 76011, for the following purposes:

•

to consider and vote upon a proposal to approve and adopt the Contribution and Purchase Agreement, dated as of August 19, 2010, by and among USMD Holdings, Inc., USMD Inc., Urology Associates of North Texas, L.L.P. (“UANT”) and Ventures (the “Contribution Agreement”), a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, and the transactions contemplated thereby, including the contribution of substantially all of the assets of Ventures to USMD Holdings, Inc.;

•

to consider and act on any other matters as may properly come before the special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

The managing partner of Ventures has fixed [            ], 2011 as the record date for the determination of partners entitled to notice of, and to vote at, the Ventures special meeting or any adjournments or postponements of the Ventures special meeting. Only holders of record of Ventures partnership interests at the close of business on such record date are entitled to notice of, and to vote at, the Ventures special meeting. At the close of business on the record date, Ventures had [            ] partners entitled to vote at the special meeting.

Your vote is important. The affirmative vote of at least 75% of the partners of Ventures is required to approve the Contribution Agreement.

Immediately prior to the Ventures special meeting, UANT will merge with a wholly-owned subsidiary of Ventures, with UANT remaining as the surviving entity. Accordingly there will be no special meeting of the UANT partners to consider and act upon the Contribution.

Even if you plan to attend the Ventures special meeting in person, Ventures requests that you complete, sign and return the enclosed proxy card, and thus ensure that you are represented at the Ventures special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the Contribution Agreement. If you do attend the Ventures special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

At the time Ventures was negotiating the Contribution Agreement, most of the Ventures partners had no financial interest in or business arrangements with USMD Inc. (other than their indirect ownership of the USMD Inc. common stock held by Ventures) or with USMD Holdings, Inc. However, the managing partner of Ventures is the Chairman, President and CEO of USMD Holdings, Inc. and USMD Inc., and, as such, had interests in the transaction that may have been different from the interests of those unaffiliated Ventures partners. With the approval of the Ventures partners, Ventures appointed an independent task force composed of unaffiliated Ventures partners for the purpose of negotiating the terms and conditions of the Contribution Agreement and making a recommendation to the Ventures partners with respect to the approval of the Contribution Agreement. The Ventures task force has determined that the Contribution Agreement and the transactions contemplated by it are advisable and in the best interests of Ventures and its partners. Ventures’ managing partner and the Ventures task force recommend that partners of Ventures vote “FOR” the approval and adoption of the Contribution Agreement and the transactions contemplated thereby.

By Order of the Managing Partner,

/s/ JOHN M. HOUSE
John M. House

[USMD Inc. Logo]

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On [            ], 2011

Dear USMD Inc. Shareholders:

A special meeting of the shareholders of USMD Inc. (“USMD”) will be held at 6:00 p.m., local time, on [            ], 2011, at the principal executive offices of USMD located at 6333 North State Highway 161, Suite 200, Irving, Texas 75038, for the following purposes:

•

to consider and vote upon a proposal to approve and adopt the Contribution and Purchase Agreement, dated as of August 19, 2010, by and among USMD Holdings, Inc., USMD, Urology Associates of North Texas, L.L.P. and UANT Ventures, L.L.P. (the “Contribution Agreement”), a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, and the transactions contemplated thereby, including the contribution by the USMD shareholders of all of the shares of USMD common stock; and

•

to consider and act on any other matters as may properly come before the special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

The board of directors of USMD has fixed [            ], 2011 as the record date for the determination of USMD shareholders entitled to notice of, and to vote at, the USMD special meeting or any adjournments or postponements of the USMD special meeting. Only holders of record of USMD common stock at the close of business on such record date are entitled to notice of, and to vote at, the USMD special meeting. At the close of business on the record date, USMD had [            ] shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of holders of two-thirds of the USMD common stock outstanding and entitled to vote on the record date is required to approve the Contribution Agreement.

Even if you plan to attend the USMD special meeting in person, USMD requests that you complete, sign and return the enclosed proxy card, and thus ensure that your shares will be represented at the USMD special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the Contribution Agreement. If you do attend the USMD special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Three of the five directors on the USMD board of directors are considered interested directors under the Texas Business Organizations Code because they are partners of, and receive compensation from, UANT Ventures, L.L.P. or its affiliates. As a result, the interests of these directors may be different from those of the USMD shareholders who do not have any ownership in or financial affiliation with Ventures. It will be important for you to carefully review the disclosures contained in this joint proxy statement/prospectus and form your own opinions about the benefits of the proposed Contribution.

The USMD board of directors has determined that the Contribution Agreement and the transactions contemplated by it are advisable and in the best interests of USMD and its shareholders. The USMD board of directors unanimously recommends that USMD shareholders vote “FOR” the approval and adoption of the Contribution Agreement and the transactions contemplated thereby.

By Order of the Board of Directors,

/s/ JOHN M. HOUSE
John M. House
Chairman of the Board

ADDITIONAL INFORMATION

This proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-171386), filed by Holdings with the United States Securities and Exchange Commission (the “SEC”). It constitutes a prospectus of Holdings under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules thereunder, with respect to the shares of Holdings common stock to be issued to the shareholders of USMD and partners of Ventures in the Contribution. In addition, it constitutes a proxy statement and a notice of meeting with respect to the special meetings of shareholders and partners of USMD and Ventures, respectively, at which the USMD shareholders and Ventures partners will consider and vote on the proposals to approve the Contribution. This proxy statement/prospectus does not constitute a prospectus of either USMD or Ventures.

You should rely only on the information contained in this proxy statement/prospectus or on information to which Holdings has referred you. None of Holdings, USMD, UANT or Ventures has authorized any other party to provide you with any information. USMD has provided the information herein concerning USMD and UANT has provided the information herein concerning UANT.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS AND THE CONTRIBUTION

The following section provides answers to frequently asked questions about the USMD special meeting of shareholders and the Ventures special meeting of partners. This section, however, only provides summary information. These questions and answers do not address all issues that may be important to you as a shareholder of USMD or partner of Ventures. We encourage you to read this joint proxy statement/prospectus (the “Prospectus”) carefully and in its entirety, including each of the annexes.

Q.	Who are the parties?

A.	USMD Inc., a Texas corporation (“USMD”)

UANT Ventures, L.L.P., a Texas limited liability partnership (“Ventures”)

Urology Associates of North Texas, L.L.P., a Texas limited liability partnership (“UANT”)

USMD Holdings, Inc., a newly formed Delaware corporation (“Holdings”)

Q.	What is the proposed Contribution?

A.	It is proposed that all of the USMD shareholders contribute all of their common stock in USMD to Holdings, and that Ventures contribute all of its assets, which will, at the time of such contribution, include all of its equity interests in UANT, to Holdings (the contribution by the USMD shareholders and by Ventures being collectively referred to as the “Contribution”). As a result of the Contribution, the businesses previously conducted separately by USMD, UANT and Ventures will consolidate into a single integrated urology health services company under the common ownership of Holdings.

Q.	How will Ventures acquire the equity interests of UANT that will be part of the proposed Contribution?

A.	Currently, the equity ownership of Ventures is identical to the equity ownership of UANT. To facilitate governance and implementation of the Contribution, the equity owners of UANT will, immediately prior to the Contribution, cause UANT to merge with a subsidiary of Ventures. As the surviving entity, UANT will become a wholly-owned subsidiary of Ventures and Ventures will be able to contribute its equity interests in UANT as part of the contribution of its assets to Holdings.

Q.	Why are the companies proposing the Contribution?

A.	UANT is a physician group practice that provides professional medical services in the medical specialty of urology. USMD develops, operates, and manages entities that deliver diagnostic, therapeutic, and hospital-based healthcare services to patients with an emphasis on urological care. Ventures was formed by the partners of UANT to hold certain passive investment interests of UANT. UANT and Ventures have identical ownership structures and have interlocking ownership and management with USMD. The relationships among UANT, USMD, and the physician owners of UANT and USMD are heavily regulated by state and federal laws and regulations, which are subject to constant change. By combining into a single integrated urology health services company, Holdings believes it will:

•	more efficiently deliver urology healthcare services to the public;

•	reduce the potential compliance risk associated with physician ownership of and financial arrangements with USMD by having physician ownership in Holdings take the form of publicly traded securities;

•	eliminate existing regulatory barriers to expanding USMD and UANT’s current strategic relationships; and

•	assist Holdings in creating an accountable care organization that is well-positioned to provide comprehensive patient care.

For a more complete description of the reasons for the Contribution, see the section entitled “The Transaction – Background of the Transaction” for additional information.

Q.	What will USMD shareholders and Ventures receive in the Contribution?

A.	Holdings will issue a total of 10 million shares of its common stock to the USMD shareholders and Ventures, will issue a $30 million unsecured, subordinated promissory note (the “Note”) to Ventures, and will issue options to Ventures to purchase shares of its common stock in exchange for the Contribution.

Q.	How will the 10 million shares of Holdings common stock be allocated between the USMD shareholders and Ventures?

A.	The Contribution Agreement provides a formula and related schedules for allocating the number of shares of Holdings common stock that each USMD shareholder and Ventures will receive at the closing of the Contribution. The formula will utilize the fair market values, as of December 31, 2010, of the individual business lines and investments of USMD, UANT and Ventures and was derived from the financial analyses conducted by Value Management Group, LLC, d/b/a VMG Health and the companies using the financial statements of USMD, UANT and Ventures for the fiscal years ended December 31, 2008, 2009 and 2010 and the financial forecasts and estimates for each of the business units and investments held by USMD, UANT and Ventures as prepared by each of USMD, UANT and Ventures. See “The Transaction—Transaction Consideration and Adjustments.” The valuations were primarily based on an analysis using an income approach—discounted cash flow methodology. See “The Transaction—Fairness Opinion of VMG Health.” The formula in the Contribution Agreement further provides for adjustments to these fair market values as of the closing date to reflect changes in indebtedness, working capital, deferred payment obligations and ownership percentages of the business lines and investments.

Had the Contribution been completed as of December 31, 2010, the fair value, adjusted for indebtedness, deferred payment obligations and working capital, of the contribution by the USMD shareholders would have been approximately $82.8 million and the fair value, adjusted for indebtedness, deferred payment obligations and working capital, of the contribution by Ventures (which will include the assets of UANT) would have been approximately $59.7 million (net of the value of the assets contributed in exchange for the $30 million promissory note to be issued by Holdings to Ventures). As a result, as of December 31, 2010, the USMD shareholders would have been allocated 5,810,931 shares of Holdings common stock for their contributions and Ventures would have been allocated 4,189,069 shares of Holdings common stock (and the Note and options) for its contribution. USMD and Ventures will determine any adjustments prior to the closing in accordance with the formulas set forth in the Contribution Agreement. To the extent that, as of the closing date of the Contribution, there are changes in the percentage ownership of equity investments or changes in indebtedness or working capital from the levels set forth in the Contribution Agreement, the relative value of the Contribution and the number of shares each will receive will be adjusted accordingly. See “The Transaction—Transaction Consideration and Adjustments” for additional information about the consideration Holdings will give for the Contribution.

Q.	What steps did the parties take to ensure the allocation of the 10 million shares of Holdings common stock was fair to the USMD shareholders and Ventures?

A.	The parties engaged Value Management Group, LLC, d/b/a/ VMG Health (“VMG Health”) as a financial advisor to render a fairness opinion regarding the relative allocation between the parties of the consideration in the Contribution. On February 2, 2011, VMG Health delivered its written opinion to the effect that, as of such date and based upon and subject to the matters and assumptions set forth in such opinion, the relative allocation established by the Contribution Agreement of the consideration to be received by the USMD shareholders and by Ventures, taken in the aggregate, was fair, from a financial point of view, to the USMD shareholders and to Ventures. The full text of VMG Health’s written opinion, dated February 2, 2011, which describes the assumptions made, procedures followed, factors considered and limitations on the review undertaken, has been filed with the SEC with this Prospectus as Annex B and is incorporated by reference herein in its entirety.

Q.	Will all of the USMD shareholders exchange their shares of USMD common stock for shares of Holdings common stock?

A.	No, certain of the USMD shareholders, including the Ventures partners, their immediate family members and the officers of USMD and UANT, intend to own a portion of their interests in Holdings indirectly through an ownership interest in Ventures. To achieve this result and as set forth in the Contribution Agreement, the contribution of USMD common stock to Holdings made by those specific USMD shareholders will be first contributed to Ventures in exchange for partnership interests in Ventures, and then contributed by Ventures to Holdings in exchange for shares of Holdings common stock. However, for convenience, such shares of USMD common stock will be conveyed directly to Holdings, and the Holdings shares issued in exchange for such USMD stock will be issued to Ventures.

As a result of these indirect contributions, although the allocation based on relative value would remain unchanged, as of December 31, 2010, Ventures would have been issued a total of 8,791,939 Holdings shares (of the 10,000,000 shares to be issued for the Contribution), which would have consisted of (i) 4,189,069 shares it would have received for the contribution of its assets to Holdings, and (ii) 4,602,870 shares it would have received from those USMD shareholders who are contributing to Holdings indirectly through Ventures. The USMD shareholders who are contributing directly to Holdings would have received 1,208,061 shares of Holdings common stock in exchange for their shares of USMD common stock.

Q.	What steps did Ventures take to alleviate any potential conflicts of interest its managing partner may have in negotiating a business transaction with USMD?

A.	At the time Ventures was negotiating the Contribution Agreement, most of the Ventures partners had no financial interest in or business arrangements with USMD (other than their indirect ownership of the USMD common stock held by Ventures) or with Holdings. However, the managing partner of Ventures is the Chairman, President and CEO of USMD and Holdings and, as such, had interests in the transaction that may have been different from the interests of those unaffiliated Ventures partners. With the approval of the Ventures partners, Ventures appointed an independent task force (the “Ventures Task Force”) composed of unaffiliated Ventures partners for the purpose of negotiating the terms and conditions of the Contribution Agreement and making a recommendation to the Ventures partners with respect to the approval of the Contribution Agreement. The Ventures Task Force independently determined that the Contribution is in the best interests of the Ventures partners.

Q.	What steps did USMD take to alleviate any potential conflicts of interest its board of directors may have in negotiating a business transaction with UANT and Ventures?

A.	Three of the five directors, Drs. John House, Patrick Collini and James Saalfield, on the USMD board of directors are considered interested directors under the Texas Business Organizations Code because they have ownership interests in Ventures or its affiliates. USMD considered the contributions made by these directors to be vital in the negotiation and structuring of the Contribution, but recognized there was a potential that the interests of these directors may be different from those of the USMD shareholders who did not have any ownership in or financial affiliation with Ventures. To alleviate any potential conflict of interest, USMD created a working group which included all five directors, including the two independent directors, as well as the chief financial officer and USMD’s legal counsel, neither of whom have any financial interests in Ventures. This working group unanimously determined that the Contribution was in the best interests of USMD prior to submitting the documents to the board of directors of USMD for approval. Further, the USMD board of directors, along with the Ventures Task Force, retained VMG Health as an independent third party expert to determine and deliver an opinion that the consideration to be received was fair, from a financial point of view, to the USMD shareholders and Ventures. Finally, all of the directors, including the independent directors, voted unanimously to recommend the USMD shareholders approve the Contribution.

Q.	When do you expect the Contribution to be completed?

A.	We anticipate that consummation of the Contribution will occur as soon as practicable after the special meetings of USMD shareholders and Ventures partners and anticipate that it will be effected during the third quarter of 2011.

Q.	How will USMD stock options be treated in the Contribution?

A.	As of December 31, 2010, USMD had granted options to purchase 707,500 shares of USMD common stock pursuant to the USMD Inc. 2007 Long Term Incentive Plan. On the date the Contribution closes, all outstanding stock options granted under the USMD Inc. 2007 Long Term Incentive Plan will be assumed, and deemed to constitute stock options granted, under the USMD Holdings, Inc. 2010 Equity Compensation Plan. The exercise price and number of shares issuable under these Holdings options will be determined by use of a conversion formula that is based on the number of shares of USMD common stock outstanding relative to the number of shares of Holdings common stock that will be outstanding upon the Contribution.

As part of the Contribution Agreement and in order to compensate Ventures for dilution arising from the potential exercise by the USMD shareholders of their options to purchase shares of Holdings common stock, Holdings has agreed to grant to Ventures options to purchase the number of Holdings shares that is equivalent to 657,500 shares of USMD common stock, as converted based upon the conversion formula noted above. See “Description of Contribution and Purchase Agreement – Option Exchange and Option Grant” for additional information. To the extent that USMD issues additional stock options to persons who will become the senior officers of Holdings, the parties have agreed that Ventures will not receive additional options or other consideration.

Q.	When is the USMD special shareholder meeting?

A.	The special meeting of USMD’s shareholders to vote on the approval of the Contribution Agreement will be held at 6:00 p.m., local time, on [ ], 2011, at the principal executive offices of USMD located at 6333 North State Highway 161, Suite 200, Irving, Texas 75038.

Q.	Who is entitled to vote at the USMD special shareholder meeting and what is the vote requirement to approve the Contribution Agreement?

A.	At the special meeting, each USMD shareholder may cast one vote per share of USMD common stock held by him on the close of business on [ ], 2011, the record date for the special meeting. As of the record date, [ ] shares of USMD common stock were outstanding and entitled to vote. The proposal to approve the Contribution Agreement must be approved by the affirmative vote of the holders of at least two-thirds of the shares of USMD common stock outstanding, entitled to vote and present in person or by proxy at a shareholder meeting at which a quorum is present. A quorum for the special meeting is the presence of USMD shareholders representing more than 50% of the shares eligible to vote at the meeting. Shareholders may vote in person or by proxy.

Q.	When is the Ventures special meeting of partners?

A.	The special meeting of Ventures’ partners to vote on the approval of the Contribution Agreement will be held at 6:00 p.m., local time, on [ ], 2011, at the principal executive offices of Ventures located at 612 East Lamar Blvd., Suite 700, Arlington, Texas 76011.

Q.	Who is entitled to vote at the Ventures special meeting of partners and what is the vote requirement to approve the Contribution Agreement?

A.	At the special meeting, each partner is entitled to one vote based on the listing of partners as of the close of business on [ ], 2011, the record date for the special meeting. The proposal to approve the Contribution Agreement will require the approval of at least 75% of the partners of Ventures. Partners may vote in person at the meeting or by proxy given to another partner.

Q.	What do I need to do now?

A.	We encourage you to read this Prospectus carefully and in its entirety, including each of the annexes, and to consider how the issuance of shares pursuant to the Contribution Agreement affects you. You may vote by completing, dating and signing the enclosed proxy card and returning it by mail in the enclosed envelope, by courier service to the company’s headquarters or in person mailing it in the enclosed postage-paid envelope. Alternatively, you may vote by delivering your completed proxy card at the special meeting or vote by completing a ballot in person at the special meeting.

If the Contribution is approved, USMD shareholders will be asked to execute a power of attorney authorizing the secretary of USMD to surrender the certificates representing their shares of USMD common stock in order to receive the shares of Holdings common stock or partnership interests in Ventures that they are entitled to receive as part of the Contribution. USMD shareholders do not execute anything now, but will receive written instructions upon completion of the Contribution. If the Contribution is approved, the Ventures partners will continue to own their partnership interests in Ventures and accordingly do not need to take any further action.

Q.	How does the board of directors of USMD recommend the USMD shareholders vote?

A.	The USMD’s board of directors has determined that the Contribution Agreement and the proposed Contribution are fair to, and in the best interests of, the USMD shareholders and unanimously recommends that the USMD shareholders vote FOR the proposal to approve the Contribution Agreement. It is important to note, however, that three of the five directors on the USMD board of directors are considered interested directors under the Texas Business Organizations Code because they are partners of, and receive compensation from, Ventures or its affiliates. As a result, the interests of these directors may be different from those of the USMD shareholders who do not have any ownership in or financial affiliation with Ventures. It will be important for you to carefully review the disclosures contained in this Prospectus and form your own opinions about the benefits of the proposed Contribution.

Q.	How do the managing partner of Ventures and the Ventures Task Force recommend the Ventures partners vote?

A.	The managing partner of Ventures and the Ventures Task Force have determined that the Contribution Agreement and the proposed Contribution are fair to, and in the best interests of, Ventures and its partners and unanimously recommend that the Ventures partners vote FOR the proposal to approve the Contribution Agreement.

Q.	May I change my vote after I have mailed my signed proxy card?

A.	USMD shareholders: You may change your vote at any time before your proxy is voted at the special meeting in one of three ways. First, you can send a written notice to USMD stating that you wish to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to:

USMD Inc.

6333 North State Highway 161, Suite 200

Irving, Texas 75038

Attention: Chief Financial Officer

Third, you can attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy; you must vote at the meeting.

Ventures partners: You may change your vote at any time before your proxy is voted at the special meeting one of three ways. First, you can send a written notice to Ventures stating that you wish to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to:

UANT Ventures, L.L.P.

612 East Lamar Blvd., Suite 700

Arlington, Texas 76011

Attention: Chief Executive Officer

Third, you can attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy; you must vote at the meeting.

Q.	What will happen if the Contribution is not approved?

A.	If the Contribution is not approved, USMD and UANT will continue to operate as independent but related companies in the same manner as they currently operate their businesses. See “The Transaction – Background of the Transaction” for further explanation. Even if the Contribution is approved, the Contribution may not be completed if the parties fail to complete or satisfy certain conditions. If the companies fail to satisfy certain conditions, the Contribution Agreement will terminate without liability to either party and USMD and UANT will continue to operate as independent entities in accordance with past practices. If the Contribution is not completed as a result of the failure of either the USMD shareholders or the Ventures partners to approve the Contribution, the party whose shareholders or partners failed to approve the Contribution will be liable for the expenses incurred on or after April 28, 2010 relating to this Prospectus and the Contribution of the other party, up to a maximum of $500,000.

Q.	Who can help answer my questions?

A.	USMD shareholders: If you have more questions about the proposals, you should contact:

USMD Inc.

6333 North State Highway 161, Suite 200

Irving, Texas 75038

Attention: Chief Financial Officer

Ventures partners: If you have more questions about the proposals, you should contact:

UANT Ventures, L.L.P.

612 East Lamar Blvd., Suite 700

Arlington, Texas 76011

Attention: Chief Executive Officer

SUMMARY

This summary highlights selected information contained in this Prospectus and does not contain all of the information that may be important to you. To better understand the Contribution and its effect on you, you should read carefully this Prospectus in its entirety, including the annexes.

The Companies

USMD. USMD owns and operates three healthcare management companies–USMD Hospital Division, USMD CTC Division and USMD Lithotripsy Division–that develop, acquire, own, operate and/or manage acute-care hospitals, cancer treatment centers and lithotripsy service providers. USMD Hospital Division currently beneficially owns a 5% interest in, and manages, USMD Arlington Hospital, and also owns a 20% interest in, and manages, USMD Fort Worth Hospital. USMD Hospital Division manages the hospital operations of both hospitals pursuant to long-term contractual management agreements. USMD CTC Division is a healthcare management services company that was formed to establish, acquire, operate and/or manage cancer treatment centers that specialize in the provision of intensity-modulated radiation therapy and radio surgery procedures. As of March 31, 2011, USMD CTC Division managed ten radiation therapy centers located primarily in Texas, Missouri, Arizona and Florida. USMD Lithotripsy Division is a healthcare management services company that was formed to establish, acquire, operate and/or manage joint venture entities that provide lithotripsy services to hospitals, ambulatory surgery centers, and/or physician offices. As of March 31, 2011, USMD Lithotripsy Division provided management services to 21 lithotripsy service providers and owned a limited partnership interest in, but did not manage, another lithotripsy service provider. The lithotripsy service providers are primarily located in the South Central United States.

UANT. UANT is a urological surgical physician practice group that provides professional and ancillary urological healthcare services to patients in the greater Dallas/Fort Worth metropolitan area. These healthcare services include general urology, male infertility and sexual dysfunction, pediatric urology, incontinence, neurourology, oncology, special surgery, cryosurgery and radiation oncology. UANT is one of the largest fully-integrated physician practice groups in the United States specializing in urology and has one of the largest robotic surgery programs in the United States. UANT’s medical group practice includes 50 physicians who practice at 22 different locations across the North Texas area.

Ventures. Ventures is a Texas limited liability partnership that was formed by the partners of UANT to hold certain passive investment interests of UANT. Ventures’ assets consist of a 22.6% ownership interest in USMD Arlington Hospital, a 10.9% ownership interest in USMD Fort Worth Hospital, a 0.9% interest in Rocky Mountain Medical Center, LP (dba North Texas Hospital) and a 1.1% interest in Trinity MC, LLC (dba Baylor Medical Center of Carrollton).

Holdings. Holdings was formed in 2010 in contemplation of the Contribution by USMD and Ventures to facilitate the business combination of USMD, UANT and Ventures. Holdings currently has no assets or liabilities and has not commenced operations. Upon consummation of the Contribution, Holdings intends to continue to own and operate the existing lines of business currently owned and operated by USMD, UANT and Ventures.

The Transaction

Background of the Transaction

UANT and USMD were founded on a commitment to a healthcare delivery system controlled by physicians. The Contribution permits UANT, Ventures and USMD to structure physician ownership of an integrated healthcare delivery system that complies with health care fraud and abuse laws, and enables UANT, Ventures and USMD to provide exceptional patient care without running afoul of federal regulations that govern the referral of patients between physicians and entities they own. In early 2009, USMD, Ventures and UANT began to discuss the possibility of combining the operations of their businesses into one company and these discussions culminated in the execution of the Contribution Agreement on August 19, 2010.

Transaction Consideration and Adjustments

Pursuant to the Contribution Agreement, the shareholders of USMD will contribute all of their equity interests in USMD, and Ventures will contribute all of its assets, to Holdings in exchange for the consideration described below. Currently, Ventures’ assets consist of a 22.6% ownership interest in USMD Arlington Hospital, a 10.9% ownership interest in USMD Fort Worth Hospital, a 0.9% interest in Rocky Mountain Medical Center, LP (dba North Texas Hospital) and a 1.1% interest in Trinity MC, LLC (dba Baylor Medical Center of Carrollton). Immediately prior to the Contribution, UANT will merge with a subsidiary of Ventures and, as the surviving entity, will become a wholly-owned subsidiary of Ventures. As a result of the Contribution, the assets owned, and the businesses previously conducted separately, by USMD, UANT and Ventures will consolidate into a single integrated urology health services company.

The consideration for the Contribution will consist of 10 million shares of Holdings common stock, the $30 million Note issued to Ventures and the option grant to Ventures described below. The Contribution Agreement provides a formula and related schedules for allocating the number of shares of common stock that each USMD shareholder and Ventures will receive at the closing of the Contribution. The formula is based on the fair market values, as of December 31, 2010, of the various businesses and investments that comprise USMD, UANT and Ventures and was derived from the financial analyses conducted by VMG Health and the parties using the financial statements of USMD, UANT and Ventures for the fiscal years ended December 31, 2008, 2009 and 2010 and the financial forecasts and estimates for each of the business units and investments held by USMD, UANT and Ventures as prepared by each of USMD, UANT and Ventures. The valuations were primarily based on an analysis using discounted cash flow methodology. The formula further provides for adjustments to these fair market values as of the closing date to reflect changes in indebtedness, working capital, deferred payment obligations and ownership percentages of the business lines and investments.

Based upon this formula, had the Contribution been completed as of December 31, 2010, the adjusted fair value of the contribution by the USMD shareholders would have been approximately $82.8 million and the adjusted fair value of the Contribution by Ventures would have been approximately $59.7 million (net of the value of the assets contributed in exchange for the $30 million Note). As a result, the USMD shareholders would have been allocated 5,810,931 shares of the 10,000,000 shares of Holdings common stock in exchange for their shares of USMD common stock. Ventures would have been allocated 4,189,069 shares of the 10,000,000 shares of Holdings common stock in exchange for its asset contribution to Holdings. However, pursuant to the Contribution Agreement, immediately prior to the Contribution certain USMD shareholders will contribute a portion of their shares to Ventures in exchange for partnership interests in Ventures. Ventures will then contribute these shares to Holdings in exchange for common stock of Holdings. As a result, although the allocation of Holdings shares between the USMD shareholders and Ventures would remain unchanged, as of December 31, 2010, Ventures would have been issued a total of 8,791,939 Holdings shares (of the 10,000,000 shares to be issued for the Contribution), which would have consisted of (i) 4,189,069 shares it would have received for the contribution of its assets to Holdings, and (ii) 4,602,870 shares it would have received from those USMD shareholders who are contributing to Holdings indirectly through Ventures. The USMD shareholders who are contributing directly to Holdings would have received 1,208,061 shares of Holdings common stock in exchange for their shares of USMD common stock.

Option Conversion, Option Grant and Employee Stock Grant

As of December 31, 2010, USMD had granted options to purchase an aggregate of 707,500 shares of USMD common stock pursuant to the USMD Inc. 2007 Long Term Incentive Plan. In addition, before the Contribution closes, USMD anticipates granting options to purchase shares of USMD common stock to new hires made in anticipation of the integration of the businesses of USMD, UANT and Ventures and of Holdings’ thereafter operating as a publicly-held corporation. On the date the Contribution closes, all outstanding stock options granted under the USMD plan will be assumed under the USMD Holdings, Inc. 2010 Equity Compensation Plan. The exercise price and number of shares issuable under these Holdings options will be determined by use of a conversion formula that is based on the number of shares of USMD common stock outstanding relative to the number of shares of Holdings common stock that will be outstanding upon the Contribution.

On the date the Contribution is effected, Holdings will grant to Ventures options to purchase the number of Holdings shares that is equivalent to 657,500 shares of USMD common stock so that Ventures’ interest in Holdings is not diluted by virtue of the existing USMD stock options. The exercise price and number of shares issuable under these Holdings options will be determined by use of the conversion formula applicable to the USMD stock options.

In addition, Holdings has granted approximately 50,000 shares of Holdings common stock as restricted stock grants of 100 shares each to approximately 500 employees of USMD and Ventures.

Risk Factors

Holdings will provide health services through its consolidated subsidiaries and will receive management fee revenue based largely on the revenues generated from certain health care providers it manages. These entities are subject to various risks associated with their businesses and their financial condition which create risk with regards to Holdings’ financial performance. In addition, the Contribution poses a number of risks. The risks facing Holdings include the following:

•	Our subsidiaries and the health care providers we manage depend on their relationships with physicians and other healthcare providers who refer patients to them for their services.

•	A significant portion of the revenues of our subsidiaries and the health care providers we manage are payments from third-party payers.

•	Our indebtedness may limit our financial and operating flexibility.

•	Uncertainties exist in integrating the businesses and operations of USMD, Ventures and UANT.

•	If we fail to comply with applicable laws and regulations, we could suffer penalties or be required to make significant changes to our operations.

•

Federal and state laws and regulatory initiatives relating to healthcare reform could require us to expend substantial sums to respond appropriately to and comply with a broad variety of legislation, which could negatively impact our financial results.

•	An active trading market for our common stock may not develop, and you may not be able to resell your shares.

•	The lack of a public market for the equity interests of USMD, Ventures or Holdings makes it difficult to evaluate the fairness of the consideration to be paid in connection with the Contribution.

•

Substantially all of the directors, managers and executive officers of USMD and Ventures have interests in the Contribution that may be different from, or in addition to or in conflict with interests of other shareholders or partners of USMD and Ventures generally.

•

Upon completion of the Contribution, Ventures is expected to own approximately 88% of our capital stock and this concentration of ownership will limit the ability of other shareholders to influence corporate matters.

Special Meeting of Ventures Partners

Generally

The special meeting of Ventures partners will be held at 6:00 p.m., local time, on [            ], 2011, at the principal executive offices of Ventures located at 612 East Lamar Blvd., Suite 700, Arlington, Texas 76011.

The purposes of the special meeting are to consider and act upon the proposal to approve the Contribution Agreement. The close of business on [                    ], 2011 has been fixed as the record date for the determination of Ventures partners entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the special meeting. Only holders of record of Ventures partnership interests at the close of business on the record date are entitled to notice of, and to vote at, the special meeting.

Required Vote

The proposal to approve the Contribution Agreement will require the approval of at least 75% of the partners of Ventures.

Creation of Ventures Task Force

At the time Ventures was negotiating the Contribution Agreement, most of the Ventures partners had no financial interest in or business arrangements with USMD (other than their indirect ownership of the USMD common stock held by Ventures) or with Holdings. However, the managing partner of Ventures is the Chairman, President and CEO of USMD and Holdings and, as such, had interests in the transaction that may have been different from the interests of those unaffiliated Ventures partners. Recognizing this, Ventures, with the approval of the Ventures partners, appointed the Ventures Task Force, composed of unaffiliated Ventures partners, for the purpose of negotiating the terms and conditions of the Contribution Agreement and making a recommendation to the Ventures partners with respect to the approval of the Contribution Agreement.

Recommendation of Ventures’ Managing Partner and Ventures Task Force

The Ventures Task Force has determined and believes that the Contribution Agreement is advisable, fair to, and in the best interests of Ventures and its partners and unanimously has approved the related Proposal. Ventures’ managing partner and the Ventures Task Force recommend that partners of Ventures vote “FOR” the approval and adoption of the Contribution Agreement and the transactions contemplated thereby.

Special Meeting of USMD Shareholders

Generally

The special meeting of USMD shareholders will be held at 6:00 p.m., local time, on [            ], 2011, at the principal executive offices of USMD located at 6333 North State Highway 161, Suite 200, Irving, Texas 75038.

The purposes of the special meeting are to consider and act upon the proposal to approve the Contribution Agreement. The close of business on [                    ], 2011 has been fixed as the record date for the determination of USMD shareholders entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the special meeting. Only holders of record of USMD shares at the close of business on the record date are entitled to notice of, and to vote at, the special meeting.

Required Vote

The Contribution must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of USMD common stock entitled to vote.

Interested Directors

Three of the five directors on the USMD board of directors are considered interested directors under the Texas Business Organizations Code because they are partners of, and receive compensation from, Ventures or its affiliates. As a result the interests of these directors may be different from those of the USMD shareholders who do not have any ownership in or financial affiliation with Ventures. It will be important for you to carefully review the disclosures contained in this Prospectus and form your own opinions about the benefits of the proposed Contribution.

Shareholders’ Agreement

The rights and obligations of all USMD shareholders are governed by a Shareholders’ Agreement by and among USMD and its shareholders. Under this agreement, if the holders of a majority of the outstanding shares of USMD common stock desire to transfer all of their shares of USMD common stock to one or more related acquirers, then those shareholders have the right to require other USMD shareholders to transfer all of their shares to the same acquirer, for the same consideration per share and on the same terms of transfer. This means that, if the Contribution is approved by at least two-thirds of the USMD shareholders, then all shareholders, including any shareholders who do not wish to participate in the Contribution, will be contractually required to tender their shares in exchange for shares of Holdings common stock on the terms and conditions of the Contribution Agreement.

Appraisal Rights

By following the specific procedures set forth in the Texas Business Organizations Code, a USMD shareholder has a statutory right to dissent from the Contribution. If the Contribution is approved and consummated, any USMD shareholder who properly perfects his rights of dissent and appraisal will be entitled to receive an amount of cash equal to the fair value of his shares of USMD common stock rather than receiving the shares of Holdings common stock as contemplated in the Contribution Agreement. However, you should note that each USMD shareholder executed a Shareholders’ Agreement (as noted above) under which the shareholder contractually granted USMD and the other shareholders the right to require a dissenting shareholder to transfer his shares to Holdings on the same terms as those shareholders. USMD will seek to enforce these drag-along rights should any USMD shareholder seek to assert his statutorily prescribed appraisal rights.

Recommendation of the USMD Board of Directors

The USMD board of directors has determined and believes that the Contribution Agreement is advisable, fair to, and in the best interests of USMD and its shareholders and unanimously has approved the Proposal. The board of directors unanimously recommends that the USMD shareholders vote “FOR” the proposals listed above. It is important to note, however, that three of the five directors on the USMD board of directors are considered interested directors under the Texas Business Organizations Code because they are partners of, and receive compensation from, Ventures or its affiliates. As a result the interests of these directors may be different from those of the USMD shareholders who do not have any ownership in or financial affiliation with Ventures. It will be important for you to carefully review the disclosures contained in this Prospectus and form your own opinions about the benefits of the proposed Contribution.

Management Following Transaction

Following the Contribution, the board of directors of Holdings will consist of the five current directors of USMD and one recently-appointed independent director. The executive officers of Holdings are expected to be comprised of the executive officers of USMD and certain executive officers of UANT.

Opinion of Financial Advisor

In July 2009, the Ventures Task Force and the board of directors of USMD engaged VMG Health as a financial advisor to render an fairness opinion regarding the relative allocation between the parties of the consideration in the Contribution. On February 2, 2011, VMG Health delivered its written opinion to the effect that, as of such date and based upon and subject to the matters and assumptions set forth in such opinion, the relative allocation established by the Contribution Agreement of the consideration to be received by the USMD shareholders and by Ventures, taken in the aggregate, was fair, from a financial point of view, to the USMD shareholders and to Ventures.

The full text of VMG Health’s written fairness opinion, dated February 2, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. VMG Health provided its opinion for the information and assistance of the Ventures Task Force and the board of directors of USMD in connection with their consideration of the Contribution. The VMG Health opinion is not a recommendation as to how any shareholder of USMD or partner of Ventures should vote or make any election with respect to the Contribution or any other matter.

Interests of the Managing Partner and Officers of Ventures and of the Directors and Officers of USMD in the Transaction

There is a substantial degree of cross ownership and interrelated management among UANT, Ventures and USMD. UANT and Ventures have identical ownership and all of the partners of UANT and Ventures own shares of USMD common stock. Dr. John House, who is the managing partner of Ventures, is also Chairman of the Board, Chief Executive Officer and President of USMD. Dr. House currently owns approximately 19% of the common stock of USMD and beneficially owns an approximately 2.4% partnership interest in Ventures. In addition, Dr. Patrick Collini and Dr. James Saalfield, two members of the USMD board of directors, are partners in Ventures. Drs. Collini and Saalfield each currently hold less than 1% of the common stock of USMD and each beneficially owns an approximately 2.4% partnership interest in Ventures. None of the remaining officers of USMD holds partnership interests in Ventures, but Mr. Thomas Hall, the Chief Executive Officer of UANT, holds approximately 1% of the USMD common stock.

Contemporaneous Transactions

Before the closing of the Contribution, Ventures and UANT will take the following actions in preparation of the Contribution: (1) Ventures will file articles of conversion to convert from a Texas limited liability partnership to a Texas limited partnership; (2) UANT will file articles of conversion to convert from a Texas limited partnership to a Texas professional limited liability company; and (3) Ventures will form a limited liability company as a wholly-owned subsidiary, and UANT will merge with such newly formed entity, with UANT remaining as the surviving entity. As a result, Ventures will own 100% of the outstanding equity interests of UANT.

Effective Time of Transaction

The Company expects the Contribution to be effected during the third quarter of 2011.

Third-Party Consents

Certain of the agreements USMD or UANT have entered into with third parties prohibit certain of the actions to be taken as part of the Contribution (for example, the sale of substantially all of UANT’s assets to Holdings) without the prior consent of the other party to such agreement. In order to complete the Contribution, we must secure the consents of these third parties.

U.S. Federal Income Tax Consequences of Transactions

In general, the contributions made by the USMD shareholders and Ventures to Holdings are intended to be tax-free exchanges. However, certain portions of the consideration to be received will be subject to taxation as further outlined in “The Transaction – U.S. Federal Income Tax Consequences of the Transaction.” The discussion of U.S. federal tax issues set forth in this Prospectus is intended to provide only a general summary and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Contribution. The discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws. USMD shareholders and the partners of Ventures are strongly urged to consult with their tax advisors regarding the tax consequences of the Contribution to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

Anticipated Accounting Treatment

The Contribution will be accounted for as an acquisition of UANT (which includes the accounts of Ventures), by USMD under the purchase method of accounting under accounting principles generally accepted in the United States.

Overview of Contribution and Purchase Agreement

Ventures, UANT, USMD and Holdings entered into the Contribution Agreement on August 19, 2010. The full text of the Contribution Agreement as amended to date is attached as Annex A to this Prospectus.

Contributions and Consideration

Promptly upon the closing of the Contribution, Ventures will contribute all of its assets to Holdings in exchange for shares of Holdings common stock, a $30 million promissory note and Holdings stock options. The USMD shareholders will transfer, by way of contribution, all of the outstanding shares of USMD common stock in exchange for shares of Holdings common stock. A portion of the USMD shares held by certain USMD shareholders will be treated as having been contributed first to Ventures, in exchange for limited partnership interests in Ventures, and then contributed by Ventures to Holdings in exchange for shares of Holdings common stock. The USMD shareholders who contribute their USMD shares to Ventures will receive Ventures partnership interests in exchange and will be admitted to Ventures as limited partners.

The consideration for the Contribution will consist of 10 million shares of Holdings common stock, the $30 million Note issued to Ventures and options granted to Ventures to purchase shares of Holdings common stock. The Contribution Agreement provides a formula and related schedules which will determine relative allocation of these shares between Ventures and the USMD shareholders. The formula will utilize the fair market values, as of December 31, 2010, of the individual business lines and investment of USMD, UANT and Ventures and provides for adjustments to these values as of the closing date to reflect changes in indebtedness, working capital and ownership percentages of the business lines and investments.

Ventures will contribute a portion of its assets to Holdings in exchange for the $30 million unsecured, subordinated promissory note issued by Holdings. The note will bear an annual interest rate of 12.5%, is payable in 120 equal monthly installments and matures on [                    ], 2021. Holdings has the option to prepay any or all of the principal amount at any time without premium or penalty. The note is subordinate and junior to all other indebtedness of Holdings for borrowed money owed to financial institutions.

Representations and Warranties of the Parties

The Contribution Agreement contains customary representations and warranties of the parties.

Covenants

Each of the parties agreed to undertake certain actions or uphold certain restrictions on it and its subsidiaries until the Contribution Agreement has been executed and the Contribution completed. These covenants are as customarily seen in an agreement of this type. In addition, Holdings agreed to prepare and file with the SEC a registration statement on Form S-4, a proxy statement and a form of proxy and to use its reasonable best efforts to cause the Form S-4 to be declared effective as promptly as practicable. Further, Holdings agreed to prepare and submit to NYSE Amex and/or to the Nasdaq Stock Market, a listing application with respect to its shares of common stock and to use reasonable best efforts to obtain approval for such listing.

Conditions to Closing

The obligations of Ventures and USMD to consummate the Contribution are subject to the satisfaction (or waiver, if permissible) at or before the closing date of the Contribution Agreement of the following conditions:

•	each party has complied with and performed the terms, covenants and conditions of the Contribution Agreement;

•

all representations and warranties of the parties, and all certificates and other documents, are true and correct as of the date of execution of the Contribution Agreement and the date of closing of the Contribution;

•	the parties have received the required permits, licenses, contracts and third-party consents;

•	the Contribution Agreement and the Contribution have been approved by the necessary percentages of USMD shareholders and Ventures partners;

•	Holdings has met the “public company exception” of the Stark Law as set forth in 42 U.S.C. 1395nn;

•

each of the transaction documents are approved by a joint task force comprised of the Ventures Task Force and the directors of USMD that was established by Ventures and USMD to facilitate the closing of the Contribution;

•	substantially all of the physicians who are members of UANT have entered into employment agreements with USMD Physician Services or an affiliate;

•	the S-4 Registration Statement was declared effective by the SEC; and

•	the shares of Holdings’ common stock have been approved for quotation on the NYSE Amex or the Nasdaq Stock Market.

Termination and Termination Fees

The Contribution Agreement can only be terminated by the mutual consent of the parties or by one party if the obligations or covenants required of the other party in the Contribution Agreement have not been satisfied, fulfilled or waived, or if the Contribution has not been consummated by December 31, 2011.

If the Contribution Agreement is terminated solely as a result of the failure of either USMD or Ventures to obtain the necessary approval of its equity holders to consummate the Contribution, then the party who failed to obtain such approval will be obligated to reimburse the other party for all of its reasonable out-of-pocket fees and expenses incurred on or after April 28, 2010, up to a maximum of $500,000.

Comparison of Shareholder Rights

After the Contribution, all of the USMD shareholders will become shareholders of Holdings and accordingly their rights will be governed by Holdings’ Certificate of Incorporation and the Holdings Bylaws, each as amended, restated, supplemented or otherwise modified from time to time, and the laws of the State of Delaware. While the rights and privileges of USMD shareholders are, in many instances, comparable to those of the shareholders of Holdings, there are some differences.

SELECTED HISTORICAL FINANCIAL DATA OF USMD

The following table sets forth USMD’s summary historical consolidated financial data. The consolidated financial data as of and for the years ended December 31, 2010 and 2009 are derived from USMD’s audited consolidated financial statements included elsewhere in this Prospectus. The consolidated financial data as of and for the three months ended March 31, 2011 and 2010 are derived from USMD’s unaudited consolidated condensed financial statements included elsewhere in this Prospectus. The selected historical consolidated data may not be indicative of the results of operations or financial position of USMD that may be expected in the future. The selected historical consolidated data below should be read in conjunction with USMD’s consolidated financial statements and related notes to those financial statements and the “USMD’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this Prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2011	2010	2010	2009
	(in thousands)
	(unaudited)
Consolidated Statement of Operations Data:
Net operating revenue	$10,880	$23,050	$56,033	$126,801
Operating expenses	6,932	18,887	39,789	103,391

Income from operations.	3,948	4,163	16,244	23,410
Other income (expense), net	270	11,086	7,193	(2,143)
Provision for income taxes.	(545)	(4,909)	(4,449)	(2,146)

Net income.	3,673	10,340	18,988	19,121
Less: net income attributable to noncontrolling interests	(2,961)	(1,634)	(11,563)	(16,818)

Net income attributable to USMD	$712	$8,706	$7,425	$2,303

	March 31,		December 31,
	2011	2010	2010	2009
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,687	$4,012	$7,477	$7,990
Total assets	37,236	38,783	36,892	121,818
Total liabilities	18,477	20,403	18,764	97,679
Total equity	18,759	18,380	18,128	24,139

SELECTED HISTORICAL FINANCIAL DATA OF UANT

The following table sets forth UANT’s summary historical consolidated financial data. The consolidated financial data as of and for the years ended December 31, 2010 and 2009 are derived from UANT’s audited consolidated financial statements included elsewhere in this Prospectus. The consolidated financial data as of and for the three months ended March 31, 2011 and 2010 are derived from UANT’s unaudited consolidated condensed financial statements included elsewhere in this Prospectus. The selected historical consolidated data may not be indicative of the results of operations or financial position of UANT that may be expected in the future. The selected historical consolidated data below should be read in conjunction with UANT’s consolidated financial statements and related notes to those financial statements and the “UANT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this Prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2011	2010	2010	2009
	(in thousands)
	(unaudited)
Consolidated Statement of Operations Data:
Net patient services revenue	$13,073	$11,708	$50,129	$43,336
Expenses	11,021	8,417	40,364	33,108

Income from operations.	2,052	3,291	9,765	10,228
Other income	1,970	7,227	12,482	3,946

Net income.	4,022	10,518	22,247	14,174
Less: net loss attributable to non-controlling interests	—	—	—	2

Net income to owners of UANT	$4,022	$10,518	$22,247	$14,176

	March 31,		December 31,
	2011	2010	2010	2009
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,761	$1,596	$3,367	$3,168
Total assets.	32,629	26,536	33,674	30,676
Total liabilities	17,236	15,933	20,229	19,560
Total capital.	15,393	10,603	13,445	11,116

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL DATA OF HOLDINGS

The following table sets forth selected pro forma condensed combined financial data derived from:

•

the interim unaudited condensed consolidated financial statements of USMD as of and for the three months ended March 31, 2011 and the audited consolidated financial statements of USMD as of and for the year ended December 31, 2010; and

•

the interim unaudited condensed consolidated financial statements of UANT as of and for the three months ended March 31, 2011 and the audited consolidated financial statements of UANT as of and for the year ended December 31, 2010.

all of which are included in this Prospectus. The following pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of results of operations and financial position that would have been achieved had the consummation of the Contribution taken place on the dates indicated or the future operations of the combined company.

The following table was prepared only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of Holdings might have looked like had the Contribution taken place at an earlier date. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below. For a discussion of the assumptions and adjustments made in the preparation of the pro forma financial information presented in this Prospectus, see “Pro Forma Financial Data for Holdings.”

The following unaudited pro forma financial information should be read in conjunction with:

•	the unaudited pro forma combined condensed financial statements and the accompanying notes in the section captioned “Pro Forma Financial Data for Holdings;”

•

the financial statements of USMD as of and for the year ended December 31, 2010 and as of and for the three months ended March 31, 2011 and the notes relating thereto, which are included elsewhere in this Prospectus; and

•

the financial statements of UANT as of and for the year ended December 31, 2010 and as of and for the three months ended March 31, 2011 and the notes relating thereto, which are included elsewhere in this Prospectus.

	Three Months Ended March 31, 2011	Year Ended December 31, 2010
	(in thousands)
	unaudited
Unaudited Pro Forma Condensed Combined Statements of Operations Data:
Total revenue.	$23,666	$91,971
Income from operations.	5,773	23,287
Net income	2,752	10,426

	March 31, 2011
	(in thousands)
	unaudited
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents.	$9,323
Total assets.	149,123
Total liabilities.	65,605
Total equity.	83,518

RISK FACTORS

USMD’s shareholders and Ventures’ partners should consider the following risk factors and uncertainties, together with the other information provided in this Prospectus, in deciding how to cast their votes on the proposals discussed herein.

Risks Relating to Our Businesses and the Industry in Which We Operate

Our revenues are primarily comprised of the income generated from the operations of our consolidated subsidiaries and from the management fees we receive as a result of the management contracts with the hospitals, cancer treatment centers and lithotripsy providers we manage. These management contracts generally provide that the management fees we receive are significantly based upon the revenues generated by these companies. As a result, anything that adversely affects the revenues and operations of our consolidated subsidiaries or the health care providers we manage will adversely affect our revenues and operations.

A significant source of the revenues of our consolidated subsidiaries and of the health care providers we manage come from payments made by third-party payers, including private insurance companies and government healthcare programs.

These third party payers continue to attempt to contain healthcare costs by limiting coverage, access to services, and reimbursement rates for medical services and procedures. Any of these restrictions could make it more difficult or more costly for patients to utilize the services of our consolidated subsidiaries and of the health care providers we manage and could substantially reduce the number of medical services and procedures they perform. To the extent third-party payers reduce the amount of their reimbursement payments to patients, these patients may seek to reduce their payments to us or seek an alternate supplier of services.

In addition, the reimbursement rates our consolidated subsidiaries and the health care providers we manage receive from government healthcare programs are affected annually by the budgetary funding process. These government healthcare programs continue to propose reduced rates for services and these rate reductions directly impact the revenues our consolidated subsidiaries and the health care providers we manage receive for the services they perform. Changes in reimbursement rates offered by government healthcare programs adversely affect the demand for the services of our consolidated subsidiaries and of the health care providers we manage or could create significant downward pressure on pricing.

If our consolidated subsidiaries and the health care providers we manage fail to maintain profitable managed care contracts with, or do not remain a contracted provider for, third-party payers, they may experience lost revenues and, correspondingly, our management fee revenue and operating performance could be adversely affected.

While we are not substantially dependent on any of the managed care contracts, a significant portion of the revenues of our consolidated subsidiaries and the health care providers we manage are derived from managed care contracts negotiated with third-party payers. The terms of these managed care contracts are generally one to three years in length, although many contain evergreen provisions automatically renewing the contract at the end of each term. Many of the contracts contain provisions that allow a party to terminate the contract upon the occurrence of specific event, such a bankruptcy of a party or a material breach of the contract, or upon the passage of a notice period, generally ranging between 90 and 180 days.

Third-party payers are attempting to manage their costs by re-negotiating these managed care contracts, and our consolidated subsidiaries and the health care providers we manage may be forced to accept lower contracted reimbursement rates to retain these payers and patients as customers and to attract new ones. Such changes could have a significant adverse effect on the revenues and financial results of our consolidated subsidiaries and of the health care providers we manage, and consequently could affect our revenues and results of operations.

Additionally, a portion of our business is derived from referrals that result from the participation of our consolidated subsidiaries and the health care providers we manage in the provider networks of commercial insurers. Due to the relatively high cost of maintaining providers in these networks, commercial insurers may seek to restrict participation in their networks. If our consolidated subsidiaries and the health care providers we manage fail to maintain their participation in these networks, referrals could be redirected to other providers. If this occurs, their revenues and operations would suffer, and consequently, our revenues and financial performance would suffer.

Our consolidated subsidiaries and the health care providers we manage depend on their relationships with physicians, commercial insurers and other healthcare providers who refer patients to them for their services. Our ability to maintain and grow our business would be impaired and our revenues reduced if our consolidated subsidiaries and the health care providers we manage were not able to maintain these relationships.

Our consolidated subsidiaries and the health care providers we manage rely on physicians, commercial insurers and other healthcare providers for the majority of their new patients. If these referral sources determine that the services are not of sufficiently high quality or reliability, or if the customers or the third-party payers who pay for these services determine that these services are not cost effective, they will not refer patients to or utilize our consolidated subsidiaries and the health care providers we manage. If this occurs, our ability to maintain and grow our business and our potential for revenue growth will be harmed.

In addition, if the relationships our consolidated subsidiaries and the health care providers we manage have developed with one or more key physicians or physician group practices were damaged or if one or more physicians or group practices were to reduce their use of our facilities or the number of referrals they make to our physicians or health care providers, our revenues would be reduced and our business would be harmed.

Our consolidated subsidiaries and the health care providers we manage face intense competition from other healthcare providers.

The healthcare business is highly competitive, and competition among hospitals, diagnostic imaging centers, clinical and anatomical laboratories, radiation therapy centers and other healthcare providers has intensified in recent years. The number of new healthcare facilities offering competitive services has increased significantly in the past and may continue to do so. Some of these companies have greater financial, research, marketing and staff resources and a lower level of infrastructure requirements, which allow them to, among other things, leverage economies of scale to position themselves as low-cost or preferred providers. Other facilities are owned by governmental agencies or not-for-profit corporations supported by endowments, charitable contributions and/or tax revenues and can finance capital expenditures and operations on a tax-exempt basis. In addition, some of these competitors may have cost structures that allow them to offer exceptional discounts to insurers and lower patient cost-sharing co-payments. If these competitors are better able to attract patients, recruit physicians, expand services, position themselves as a low-cost or preferred provider or obtain more favorable managed care contracts at their facilities than we can, our consolidated subsidiaries and the health care providers we manage may experience an overall decline in patient volume and a corresponding decline in revenue. If this occurs, we may be unable to implement our medium and long-term business strategies successfully and our business could be adversely affected.

Competition in the clinical and anatomical laboratory business as well as the diagnostic imaging business is also intense. Our diagnostic labs and imaging centers compete with national, regional and local clinical and anatomical pathology labs and diagnostic imaging centers. Certain competitors have significantly greater resources than us and some have nationally-recognized reputations. In addition, these regional and local providers may have pre-established long-term relationships with private insurance payers as well as physicians and physician group practices which could hinder the ability of our laboratories and diagnostic imaging centers to effectively compete.

The deterioration in the collectability of accounts receivable could adversely affect the results of operations of our consolidated subsidiaries and the health care providers we manage.

The healthcare industry is primarily an industry where services are rendered on one date, but full payment is received at a later date. As a result, healthcare service providers generate substantial accounts receivable which are subject to certain collection risks. Collection of amounts due from individuals is typically more difficult than collection of amounts due from third-party payers. Although none of our subsidiaries or the health care companies we manage have experienced deterioration in the collectibility of their accounts receivable, as patients become more financially responsible, through increased deductibles and co-insurance obligations, for larger portions of their medical expenses, our consolidated subsidiaries and the health care providers we manage may face higher collection risks. Furthermore, government healthcare programs and private insurance payers are increasingly scrutinizing billing and collection invoices from healthcare service providers, which creates both delay in receiving payment as well as increased administrative expense associated with responding to increased payer information requests. Adverse changes in the percentage of patients having adequate healthcare coverage, general economic conditions, payer mix or trends in federal, state and private employer healthcare coverage and funding could affect the results of operations of our consolidated subsidiaries and the health care providers we manage, and consequently could affect our results of operations.

The medical services our consolidated subsidiaries and the health care providers we manage provide are subject to rapid technological changes and advances that could result in procedures that are superior to the services they currently offer.

The medical equipment, instrumentation, and related goods and supplies our consolidated subsidiaries and the health care providers we manage use to provide medical services is subject to rapid, significant, and often expensive technological improvement. Other health care providers may develop technologies or procedures that are more effective or less costly than the technologies and/or procedures our consolidated subsidiaries and the health care providers we manage currently use to deliver healthcare services, which could render those procedures and services inferior, obsolete or not competitive. The acquisition of such improved technologies could be difficult or very costly to obtain. There is also intense competition among alternate treatment options to address specific medical conditions. While our consolidated subsidiaries and the health care providers we manage currently provide a wide array of treatment services, there is no guarantee that those services will keep up with the advances in procedures and new technologies used to treat patients. To the extent other companies are better able to keep up with technological advances, our consolidated subsidiaries and the health care providers we manage will be disadvantaged and may lose patients who will seek providers that are able to offer the latest in technological innovation. Such developments could have an adverse effect on our operations.

If we fail to attract and retain key personnel and principal members of our management staff, our business, financial condition and operating results could be materially harmed.

We are highly dependent on our senior management, particularly our chief executive officer, Dr. John House. We do not have employment agreements with any of these persons nor do we maintain “key man” life insurance policies on any of our officers. Because our senior management has contributed greatly to our growth since inception, the loss of key management personnel or our inability to attract, retain and motivate sufficient numbers of qualified management or other personnel could have a material adverse effect on our business and operations.

In addition, our success depends greatly on our ability to attract and retain qualified technical personnel and to attract and retain quality physicians to provide professional medical services to patients within our core medical specialties. The loss of services of any key technical personnel or physicians, and the inability to attract qualified replacements, could adversely affect the operations of our consolidated subsidiaries and the health care providers we manage and would likely affect our ability to grow. There is intense competition for qualified physicians, staff, and management, and we cannot give any assurances that we will be able to attract and retain the necessary qualified personnel to develop our business. If we fail to attract and retain physicians and key management and technical staff, or if we lose their key physician or non-physician personnel, our business, financial condition and operating results could be materially harmed.

Our ability to develop solutions to changing information technology needs, and our ability to fund these needs, could impact our ability to effectively manage our company.

As an integrated healthcare delivery system with hospitals, free-standing centers and physician practices on disparate information systems, it is critical that we find solutions in the near term that enable us to connect these disparate platforms in a way that allows us to effectively manage the operations of our consolidated subsidiaries and of the health care providers we manage and improve the quality of patient care. In addition, if our consolidated subsidiaries and the health care providers we manage do not implement and maintain an appropriate and comprehensive information technology infrastructure, they will be unable to take advantage of government sector funding that is available to defray the costs of infrastructure development. In the future, these increased information technology requirements may play a more important role in their ability to remain enrolled as a government program provider and to meet increasingly rigorous compliance criteria from accrediting organizations.

Recent legislation allows integrated healthcare delivery systems comprised of hospitals and physician practices groups to form “accountable care organizations” to contract with Medicare and other payers and receive shared savings for meeting quality and cost targets. If we do not have an effective integrated information technology platform, it will be difficult to meet these quality and cost targets. Further, if we do not develop electronic health record technology, we may be unable to qualify for certain upcoming Medicare incentive payments available for acute-care inpatient hospitals that are “meaningful users” of certified electronic health record technology.

Our indebtedness may limit our financial and operating flexibility.

As of March 31, 2011, USMD and Ventures had combined, consolidated indebtedness of approximately $24.7 million. In addition, we will issue $30 million in unsecured, subordinated debt in connection with the Contribution. We will be required to comply with various covenants contained in credit facilities and any other future debt arrangements that, among other things, limit our ability to:

•	incur additional debt or liens;

•	make payments on, redeem or acquire any debt or equity issued by us;

•	sell assets;

•	make capital expenditures;

•	make loans or investments;

•	acquire or be acquired by other companies; and

•	amend some of our contracts.

If we fail to comply with the terms of any of our debt, the lenders will have the right to accelerate the maturity of that debt and foreclose upon the collateral, if any, securing that debt. Realization of any of these factors could adversely affect our business, financial condition and results of operations.

In addition, some of our consolidated subsidiaries and the health care providers we manage, namely USMD, USMD Arlington Hospital and USMD Fort Worth Hospital, are highly leveraged companies and, based on historical profitability measures, have reached their debt capacity. No significant additional debt funding is available under current hospital and corporate credit facilities and notes payable. USMD’s debt capacity is currently constrained by its ability to service additional debt, the tight credit markets and limitations on indebtedness contained in its existing credit facility. While we believe these entities will be able to fund working capital and routine capital expenditure requirements with cash flow from operations, there can be no assurances.

We will require additional financing to conduct our operations and pursue our business strategy.

We will seek additional capital, whether from sales of equity or by borrowing money, to fund the growth of our operations. The availability of additional capital, whether from private capital sources (including banks) or the public capital markets, fluctuates as market conditions change. There may be times when the private capital markets and the public debt or equity markets lack sufficient liquidity or when our securities cannot be sold at attractive prices, in which case we would not be able to access capital from these sources. In addition, a weakening of our financial condition or strength could adversely affect our ability to obtain necessary funds. If we are unable to secure such financing, our business could suffer and may be forced to reduce our operations or delay our growth strategy.

Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the issuance of stock, our current shareholders will be diluted. This could also have adverse federal income tax consequences. See “The Transaction—U.S. Federal Tax Consequences of the Transaction” for additional information. In addition, our Certificate of Incorporation, as amended, authorizes our board of directors to issue preferred stock without shareholder approval. If any such series of preferred stock was created, depending on the rights and terms of any new series created, and the reaction of the market to the series, the rights or the value of our common stock could be negatively affected. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants.

Our acquisition strategy could fail or present unanticipated problems for our business in the future, which could adversely affect our ability to make acquisitions or realize anticipated benefits from those acquisitions.

Following the Contribution, part of our business strategy will be to make strategic acquisitions and form strategic business alliances that fit within our goals of becoming a single integrated health services business. This acquisition strategy may include acquiring other physician practice groups and healthcare services businesses and is dependent on the continued availability of suitable acquisition candidates and our ability to finance and complete any particular acquisition successfully. The acquisition strategy will involve a number of risks and challenges, including:

•	diversion of management’s attention;

•	the need to find suitable financing for any acquisition;

•	the need to successfully integrate acquired operations;

•	potential loss of key employees of the acquired companies; and

•	an increase in our expenses and working capital requirements.

Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from our acquired businesses or realize other anticipated benefits from those acquisitions.

Uncertainties exist in integrating the businesses and operations of USMD and UANT.

Although we believe the integration of the USMD and UANT businesses and operations will be successfully completed, there can be no assurance that we will be able to successfully integrate the two companies. Issues that must be addressed in integrating the operations of the companies include, among other things:

•	conforming standards, controls, procedures and policies, business cultures and compensation structures between USMD and UANT;

•	consolidating corporate and administrative infrastructures;

•	consolidating sales and marketing operations;

•	consolidating information technology and financial reporting systems and integrating health and wellness plans;

•	retaining key employees;

•	identifying and eliminating redundant and underperforming operations and assets;

•	minimizing the diversion of management’s attention from ongoing business concerns;

•	coordinating geographically dispersed organizations;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company; and

•	possibly modifying operating control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

If we are not able to successfully address these challenges, we may be unable to successfully integrate the companies’ operations, or to realize the anticipated benefits of the integration of UANT and USMD.

If we or our consolidated subsidiaries and the health care providers we manage become subject to significant legal actions, they and we could be subject to substantial uninsured liabilities.

In recent years, physicians and physician group practices, ambulatory surgery centers, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice or related legal theories. In addition, many such providers are the subject of federal “qui-tam” or whistle blower suits alleging non-compliance with federal healthcare laws and regulations. Many of these actions involve large monetary claims and significant defense costs.

To protect themselves and us from the cost of these claims, our consolidated subsidiaries and the health care providers we manage maintain professional malpractice liability insurance and general liability insurance coverage and the physicians who practice at our facilities are required to maintain professional liability insurance. USMD, USMD Arlington Hospital and USMD Fort Worth Hospital each maintain general and professional liability insurance with a total limit of $1,000,000 per loss event and $3,000,000 in aggregate, and umbrella insurance with an excess limit of $5,000,000. UANT maintains general liability with a total limit of $1,000,000 per loss event and $2,000,000 in aggregate, and an umbrella excess policy with a limit of $2,000,000. The medical professionals who provide healthcare services at our subsidiaries and the healthcare providers we manage must maintain insurance coverage, generally general liability and professional liability coverage with limits of at least $1,000,000 per occurrence and from $2,000,000 to $4,000,000 in aggregate. Many have umbrella excess limits that range from $2,000,000 to $5,000,000. Each physician who is credentialed to practice at USMD Arlington Hospital and USMD Fort Worth Hospital must maintain a minimum professional liability insurance of $200,000 per loss event and $600,000 policy aggregate. The physicians at UANT are required to maintain minimum professional liability insurance limits of $500,000 per occurrence and $1,500,000 in aggregate.

If any of our consolidated subsidiaries and the health care providers we manage become subject to claims, however, their insurance coverage may not cover all claims against them or may not continue to be available at adequate levels of insurance. If one or more successful of these claims were not covered by insurance or exceeded such insurance coverage, our business, financial condition, and results of operations could be adversely affected.

We do not have exclusive control over the distribution of profits from some of our subsidiaries and may be unable to cause all or a portion of the profits of these entities to be distributed.

We have minority investments in entities that own and operate certain healthcare facilities. These entities are also in part physician-owned, and in some cases, in part owned by other healthcare companies. With respect to some of these entities, we do not have exclusive authority over certain major decisions, including the distribution of available profits from those entities to their equity holders. We may not be able to resolve favorably any dispute regarding profit distribution or other matters with the other major equity holders of the entities with whom we share certain control. The income we receive as a result of distributions of profits made by the entities in which we have minority investments but do not control is not a material part of our consolidated operations. However, if we are unable to cause the distribution of profits from these entities, the income we recognize as a result of the distributions of profits from these entities may decrease, which could affect our results of operations.

Risks Relating to Federal and State Laws and Regulations

If we fail to comply with applicable laws and regulations, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is subject to extensive state and federal regulation. We are subject to many laws and regulations at the federal, state and local government levels in the jurisdictions in which we operate. These laws and regulations require that our healthcare facilities meet various licensing, ongoing accreditation and other requirements, including those relating to:

•	the proposed Contribution;

•	the composition of ownership of our facilities;

•	the adequacy of medical care, equipment, personnel, operating policies and procedures;

•	the expansion of services and the size of our facilities;

•	privacy and security;

•	building codes;

•	licensure, permitting, certification and accreditation;

•	billing and collection for services;

•	handling of medication;

•	federal and state healthcare fraud and abuse laws and regulations;

•	maintenance and protection of records; and

•	environmental protection.

We believe that we, our consolidated subsidiaries and the health care providers we manage are in material compliance with applicable laws and regulations. However, if we or any of these entities fail to comply with applicable laws and regulations, we and they could suffer civil or criminal penalties, including the loss of their licenses to operate and/or their ability to participate in Medicare, Medicaid and other government sponsored healthcare programs. Different interpretations or enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require our consolidated subsidiaries and the health care providers we manage to make significant changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. Current or future legislative initiatives or government regulation may reduce the demand for the services of our consolidated subsidiaries and the health care providers we manage, which could have a material adverse effect on our operations.

In pursuing our growth strategy, we may expand our presence into new geographic markets. In entering a new geographic market, we will be required to comply with laws and regulations of jurisdictions that may differ from those applicable to our current operations. If we are unable to comply with these legal requirements in a cost-effective manner, we may be unable to enter new geographic markets.

Federal and state laws and regulatory initiatives relating to healthcare reform could require us to expend substantial sums to respond appropriately to and comply with a broad variety of legislation, which could negatively impact our financial results.

The healthcare industry is heavily regulated, and a number of proposals for healthcare reform have been made in recent years, some of which have included radical changes in the healthcare system. In addition, the Healthcare and Education Affordability Reconciliation Act of 2010 implemented reforms to the healthcare system which could materially affect the manner in which we do business now and in the future in ways that are not known or knowable. Future federal legislation could be enacted that could significantly reform healthcare in ways that we cannot predict. Reductions in the reimbursement rates for government paid health care services could reduce the revenue we receive for providing health care services to government beneficiaries. New government mandates regarding the provision of health care to the uninsured could force us to provide costly healthcare services to patients who are unable to pay for them. New privacy regulations or administrative reporting mandates could require the implementation of new and costly policies, procedures, and reporting processes. Future healthcare reform could result in material changes in the financing and regulation of the healthcare business. We are unable to predict what future legislation could be passed, or the effect of such changes on the way in which we conduct business or the results of our future operations., but future healthcare legislation or other changes in the administration of or interpretation of existing legislation regarding governmental healthcare programs could have an adverse effect on our business and the results of our operations.

We may be required to modify our agreements, operations, marketing and expansion strategies in response to changes in the law.

The healthcare industry is heavily regulated by statute and government agency regulation. Laws and regulations govern the structure of businesses that provide healthcare, the licensing, permitting, and operation of healthcare facilities, the billing of and collection for healthcare services, and the nature and extent of relationships between and among healthcare facilities, physicians, patients, and entities that pay for healthcare services. These laws are ever-changing and changes in these laws could affect the ability of our consolidated subsidiaries and of the health care providers we manage to continue providing services. These laws could also affect our contractual, ownership, and other business relationships with healthcare providers and physicians that we rely on to generate business for our consolidated subsidiaries and the health care providers we manage and could affect the ability of these entities to generate income from providing healthcare services in the market in which they operate. We regularly monitor developments in state and federal laws and regulations relating to our business. We may be required to modify existing contractual agreements, our operations, and/or our marketing and expansion strategies from time to time in response to changes in the law, and if we fail to appropriately monitor and comply with mandated changes in law, our business could be severely impacted. We make every effort to structure all agreements, operations, and marketing and development strategies with the intent that they comply with all applicable law, but we can provide no assurances that one or more such arrangements will not be challenged successfully, and/or that changes required by current or future laws will not have a material adverse effect on our business, financial condition, and results of operations.

Federal and state statutes and regulations relating to patient privacy and electronic data security could require significant expenditures to ensure compliance and the failure of our consolidated subsidiaries and the health care providers we manage to comply with these policies and procedures could negatively impact our financial results.

There are numerous federal and state statutes and regulations that address patient privacy concerns and federal standards that address the maintenance of the security of electronically maintained or transmitted electronic health information and the format of transmission of such information in common healthcare financing information exchanges. These provisions are intended to enhance patient privacy and the effectiveness and efficiency of healthcare claims and payment transactions. In particular, the Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) required health care providers to implement new systems and to adopt business procedures for transmitting healthcare information and for protecting the privacy and security of individually identifiable information. These laws are subject to constant change. We do not estimate the total financial or other impact of existing and future such regulations on our business, but continuing compliance with these regulations will likely require our consolidated subsidiaries and the health care providers we manage to spend substantial sums, including, among other things, purchasing new computer systems and software, which will increase their operating expenses and could negatively impact their financial results. Additionally, if they fail to comply with the privacy regulations, our consolidated subsidiaries and the health care providers we manage could suffer civil penalties and criminal penalties for willful and knowing violations, and could lose their ability to participate in Medicare, Medicaid or other federal and state healthcare programs. Healthcare providers also will continue to remain subject to any state laws that are more restrictive than the federal privacy regulations. These privacy laws vary by state and could impose additional penalties.

In addition, certain provisions of HIPAA criminalize situations that previously were handled exclusively civilly through repayments of overpayments, offsets and fines by creating new federal healthcare fraud crimes. Further, as with the federal laws, general state criminal laws may be used to prosecute healthcare fraud and abuse. We believe that the business arrangements and practices of our consolidated subsidiaries and of the health care providers we manage comply with existing healthcare fraud and abuse laws. However, a violation could subject them to penalties, fines and/or possible exclusion from Medicare or Medicaid. Such sanctions could significantly reduce the revenue or profits our consolidated subsidiaries or of the health care providers we manage and correspondingly, could significantly reduce our revenues.

If a federal or state agency enacts new laws or regulations regarding illegal remuneration under any government healthcare program, or interprets such laws and regulations in a different way, our consolidated subsidiaries and the health care providers we manage may be subject to civil and criminal penalties, experience a significant reduction in their revenues or be excluded from participation in the government healthcare programs.

The federal illegal remuneration statute, commonly called the federal anti-kickback statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referrals for items or services payable by Medicare, Medicaid, or any other federally funded healthcare program. Additionally, the federal anti-kickback statute prohibits any form of remuneration in return for purchasing, leasing or ordering, or arranging for or recommending the purchasing, leasing or ordering of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. Violations of the federal anti-kickback statute may result in substantial civil or criminal penalties, as well as suspension or exclusion from participation in any government healthcare program. An exclusion, if applied to our consolidated subsidiaries and of the health care providers we manage, could result in significant reductions in their revenues, which could have a material adverse effect on our business. Further, a significant portion of the revenues of our consolidated subsidiaries and of the health care providers we manage result from Medicare and Medicaid payments, and these providers rely heavily on the Medicare-eligible population for patients. If they were to be suspended or excluded from participation in such programs, it is unlikely that they could ever attract a sufficient number of private-pay patients to operate profitably without reimbursement from government healthcare programs.

While we make strong efforts to ensure that the business arrangements of our consolidated subsidiaries and of the health care providers we manage do not violate the federal anti-kickback statute, a government agency or a private party may assert a contrary position. Additionally, new federal or state laws may be enacted that would cause the relationships between these entities and their physician investors to become illegal or result in the imposition of penalties against us, our consolidated subsidiaries or the health care providers we manage. If any of our business arrangements with physician investors were deemed to violate the federal anti-kickback statute or similar laws, or if new federal or state laws were enacted rendering these arrangements illegal, our business and financial performance could be adversely affected.

Also, most of the states in which our consolidated subsidiaries and the health care providers we manage operate have adopted anti-kickback laws, many of which apply more broadly to all third-party payers, not just to federal or state healthcare programs. For example, we have significant operations in the State of Texas, and the Texas Legislature has enacted the Texas Illegal Remuneration Act, similar to the federal anti-kickback statute, which prohibits any person, including hospitals and physicians, from intentionally or knowingly offering to pay or agreeing to accept any remuneration, to or from a person or entities for securing or soliciting patients or patronage for or from a person licensed, certified, or registered by a state healthcare regulatory agency. Unlike the federal statute, which is limited to government programs such as Medicare and Medicaid, the Texas illegal remuneration statute applies to all payers and patients, including private payers, in the State of Texas. Other states have enacted similar statutes. We believe our business arrangements do not violate these state laws. Nonetheless, if these arrangements were found to violate any of these anti-kickback laws, we could be subject to significant civil and criminal penalties that could adversely affect our business.

Changes in the interpretation of physician self-referral laws or additional restrictions on financial arrangements between physicians and healthcare providers could significantly affect our business and results of operations.

Section 1877 of the Social Security Act (commonly known as the “Stark Law”) prohibits physicians from referring Medicare and Medicaid patients for certain “designated health services” reimbursable by the Medicare or Medicaid programs to entities with which the physicians (or their immediate family members) have a financial relationship. A financial relationship may be an ownership interest (through debt, equity, or otherwise) or a compensation arrangement, and may be direct or indirect. In addition to prohibiting the referral for services, the Stark Law bans billing and collecting for services rendered pursuant to a prohibited referral. These restrictions are absolute, without regards to the intention of the parties. They are inapplicable, however, if the financial relationship falls within a statutory or regulatory exception.

The Stark Law’s self-referral prohibitions apply to several categories of health services, including clinical laboratory services; physical therapy services; occupational therapy services; radiology services (including MRI, CT scans and ultrasound); radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics and prosthetic devices; home health services and supplies; outpatient prescription drugs; and inpatient and outpatient hospital services. Many of our consolidated subsidiaries and the health care providers we manage are substantially owned by physicians who utilize their healthcare facilities to provide professional medical services, and these entities provide many services that fit within the definition of “designated health services” and are thus subject to the Stark Law’s self-referral prohibitions.

The Stark Law requires a provider to timely refund any payments received for services furnished as a result of a prohibited referral. Significant civil monetary penalties may be assessed if timely refunds are not made or claims were submitted for services that the provider knew or should have known were furnished pursuant to prohibited referrals, or if providers use schemes in an attempt to circumvent the laws. In addition, under certain circumstances billing in violation of the Stark Law and the failure to timely refund any required refunds can constitute a violation of the Federal False Claims Act and subject a company to criminal prosecution. Violators may also be subject to exclusion from the Medicare and Medicaid programs. Such exclusion may have a material impact on our business.

Many physicians have a direct or indirect financial relationship with Holdings or one or more of our consolidated subsidiaries and the health care providers we manage. In fact, one of the principal reasons supporting the Contribution is the desire of UANT, Ventures, USMD and Holdings to simplify the relationships among physicians and the various healthcare companies owned and operated by USMD and Holdings to ensure compliance with all healthcare fraud and abuse laws. We believe that our current and future internal operations and all of our financial relationships with physicians who are in a position to refer patients to our subsidiaries and the health care providers we manage, fit within recognized exceptions to the Stark Law and therefore do not prohibit such physicians from referring patients to our consolidated subsidiaries and the health care providers we manage in the manner that they currently do so. We cannot provide assurances, however, that this or other financial arrangements between us and referring physicians will not be reviewed and challenged by federal enforcement authorities and that, if challenged, we would prevail. In addition, the Stark Law and its regulations are subject to constant changes and we cannot provide any assurances that future Stark Law regulations or interpretations will not further restrict the ability of physicians to refer patients to our healthcare facilities. Any such restrictions could have a significant impact on our results of operations.

Companies within the healthcare industry continue to be the subject of federal and state audits and investigations, which increases the risk that we may become subject to investigations in the future.

Both federal and state government agencies, as well as private payers, have heightened and coordinated audits and administrative, civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations. These investigations can relate to a wide variety of topics, including the following:

•	physician ownership of and referral to our facilities;

•	cost reporting and billing and collection practices and accuracy;

•	quality of care;

•	financial reporting;

•	financial relationships with referral sources; and

•	medical necessity of services provided.

The Centers for Medicare and Medicaid Services has begun contracting with Recovery Audit Contractors, which are private contractors hired to audit entities that participate in the Medicare and Medicaid program, in order to identify government program overpayments, of which the Recovery Audit Contractors receive a portion as a contingency fee payment.

In addition, the Office of the Inspector General of the Federal Department of Health and Human Services and the Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, another trend impacting healthcare providers is the increased use of the federal False Claims Act, particularly by individuals who bring actions under that law. Such “qui tam” or “whistleblower” actions allow private individuals to bring actions on behalf of the government alleging that a healthcare provider has defrauded the federal government. If the government intervenes and prevails in the action, the fines the defendant must pay may be significant. As part of the resolution of a qui tam case, the party filing the initial complaint may share in a portion of any settlement or judgment. If the government does not intervene in the action, the qui tam plaintiff may pursue the action independently. Additionally, some states have adopted similar whistleblower and false claims provisions. We are unaware of any current government investigations related to any of the healthcare facilities we own, operate, or manage, and we are unaware of any whistleblower actions against Holdings, our consolidated subsidiaries or the health care providers we manage currently being pursued by any private individual or government agency. Nevertheless, we cannot provide any assurances that a government agency or contractor will not initiate such an investigation in the future, or that if such an investigation is initiated, that the results of or the expenses associated with such an investigation would not have a significant impact on our results of operations.

Risks Relating to Ownership of Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to resell your shares.

There is currently no public market for shares of our common stock. Although we will apply to have our common stock approved for quotation on the NYSE Amex and/or the Nasdaq Stock Market, an active trading market for our shares may never develop or be sustained following the Contribution. In the absence of an active trading market for our common stock, holders may not be able to sell their common stock at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock after the Contribution may drop below the price at which shares are issued in connection with the Contribution.

The market price of our common stock could be subject to significant fluctuations, and it may decline below the price at which shares are to be issued in connection with the Contribution. Market prices for securities of newly publicly held companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial price. Such fluctuations could be in response to, among other things, the factors described in this “Risk Factors” section or elsewhere in this Prospectus, or other factors, some of which are beyond our control, such as:

•	fluctuations in our financial results or outlook or those of companies perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts (to the extent our stock is following by such analysts);

•	changes in market valuations of similar companies;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant contracts, acquisitions or strategic alliances;

•	regulatory developments;

•	litigation involving us, our general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected, and continue to affect, the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes and international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

USMD has restated its unaudited financial statements for the nine months ended September 30, 2010 and accordingly has determined that it has material weaknesses related to its internal control over financial reporting.

In connection with USMD’s acquisition on January 1, 2007 of membership interests in USMD Hospital Division, USMD and its valuation firm at the time concluded that there was no fair value allocable to the existing management agreements then being acquired between USMD Hospital Division and the hospitals owned by USMD Arlington Hospital and USMD Fort Worth Hospital. During March 2011, USMD reviewed its January 1, 2007 purchase price allocation relating to its acquisition of membership interests in USMD Hospital Division and engaged its current valuation firm, VMG Health, to perform a revised valuation of such acquisition. The revised valuation assigned a fair value of $1.61 million to the management agreements, which resulted in annual amortization expense of approximately $61,000 that was not previously recorded. As part of this process, USMD also reviewed the methodology used to calculate the gain on deconsolidation associated with the March 1, 2010 acquisition by Texas Health Resources of majority interests in USMD Arlington Hospital and USMD Fort Worth Hospital and determined that there had been a $1.9 million overstatement of the gain on deconsolidation. USMD has concluded that the above errors warrant restatement of USMD’s September 30, 2010 unaudited interim financial statements. See Note 2 to USMD consolidated financial statements as of and for the year ended December 31, 2010.

In light of its determination that previously issued unaudited financial statements should be restated, USMD has identified certain material weaknesses in internal control over financial reporting and has taken certain remedial measures that USMD believes will correct the design and operational effectiveness of such internal control. However, there is no guarantee that such remedial measures will actually correct the design and operational effectiveness of such internal controls and that, in the future, additional material weaknesses in internal control over financial reporting will not be discovered.

As a “controlled company” under the rules of the NYSE Amex and the Nasdaq Stock Market, our shareholders will not have all of the corporate governance protections customarily available to shareholders of publicly held companies.

A company in which over 50% of the voting power is held by a single company qualifies as a “controlled company” under NYSE Amex and the Nasdaq Stock Market listing standards and, as such, is exempt from compliance with certain corporate governance requirements generally applicable to publicly traded companies. Because approximately 88% of the outstanding shares of our common stock will be held by Ventures after the Contribution, we are entitled, and intend, to qualify as a “controlled company” under the NYSE Amex and the Nasdaq Stock Market listing standards. As such, if we are listed on the NYSE Amex, we will be exempt from compliance with NYSE Amex requirements that (1) a majority of our Board of Directors consist of independent directors, (2) we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) we perform an annual performance evaluation of the nominating/corporate governance committee and compensation committee. If we are listed on the Nasdaq Stock Market, we will be exempt from compliance with Nasdaq Stock Market requirements that (1) the majority of our Board of Directors consist of independent directors, (2) the compensation of our executive officers be determined by the independent directors on our Board of Directors, and (3) our director nominees be selected by the independent directors on our Board of Directors. We intend to utilize these exemptions while we are a controlled company. As a result, we will not have a majority of independent directors, will not establish a nominating and corporate governance committee or a compensation committee and our executive compensation and director nominees will not be determined solely by our independent directors. Accordingly, our shareholders will not have all of the corporate governance protections that are customarily available to shareholders of publicly held companies which are not “controlled companies.”

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our results of operations.

As a public company, we will incur significant additional accounting, legal and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission and the NYSE Amex and Nasdaq stock exchanges. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically in recent years. We expect these rules and regulations to substantially increase our financial and legal compliance costs. We also expect that as we become a public company it will be more difficult and more expensive for us to obtain director and officer liability insurance. As a result, it may be difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

The concentration of our capital stock ownership with insiders upon the completion of the Contribution will limit the ability of other shareholders to influence corporate matters.

Based the relative values of the contributions made by the USMD shareholders and Ventures to Holdings in exchange for the 10 million shares of Holdings common stock, we expect that the USMD shareholders and Ventures will be allocated approximately 5.8 million and 4.2 million shares, respectively, of the 10 million shares of Holdings common stock issued in connection with the Contribution. However, because certain of the USMD shareholders intend to hold their interest in Holdings indirectly through an ownership interest in Ventures,

Ventures is expected to own approximately 88% of our outstanding common stock. Had the Contribution been consummated on December 31, 2010, Ventures would have been issued a total of 8,791,939 shares of Holdings common stock (of the 10,000,000 shares to be issued for the Contribution), which would have consisted of (i) 4,189,069 shares it would have received for the contribution of its assets to Holdings, and (ii) 4,602,870 shares it would have received from those USMD shareholders who are contributing to Holdings indirectly through Ventures. The actual percentage may vary at closing depending on the adjustments made as a result of debt and working capital levels.

As discussed below in “The Transaction – U.S. Federal Tax Consequences of the Transaction,” we do not anticipate that Ventures will reduce this percentage ownership in the near future. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling shareholders. Also, subject to certain SEC regulations, Ventures could begin selling shares of our common stock. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

In addition, Ventures will be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership will have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other shareholders.

If securities or industry analysts do not publish research or reports about us, our business or our market, or if they make adverse recommendations regarding our stock, our stock price and trading volume could decline.

Prior to our completing an underwritten equity financing at some uncertain future date, we do not expect any industry or securities analysts to publish research or reports about us, our business, our market or our competitors. The absence of any such research or reports will dissuade many investors from purchasing our common stock, which will adversely affect its market price. If any of the analysts who may cover us at some future date make an adverse recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. We anticipate that any debt financings we secure will restrict our ability to pay dividends. In addition, the credit facilities of many of our subsidiaries contain restrictions on distributions.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and our bylaws expected to be effective upon the completion of the Contribution will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for shareholders to elect directors and take other corporate actions. These provisions include:

•	authorizing the board to issue, without shareholder approval, preferred stock with rights senior to those of our common stock;

•	authorizing the board to amend our bylaws and to fill board vacancies until the next annual meeting of the shareholders;

•	limiting the liability of, and providing indemnification to, our directors and officers; and

•	requiring advance notification of shareholder nominations and proposals.

These and other provisions in our certificate of incorporation and our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions.

Risks Relating to the Contribution

The lack of a public market for the equity interests of USMD, Ventures or Holdings makes it difficult to evaluate the fairness of the consideration to be paid in connection with the Contribution.

USMD and UANT are privately held and their equity securities are not traded in any public market. Similarly, we are newly formed and our securities are not yet traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of the businesses contributed by the USMD shareholders and Ventures, as well as the fair market value of the consideration issued by Holdings in exchange for a portion of these contributions. Although the percentage of Holdings common stock to be issued to the USMD shareholders and to Ventures was determined based on negotiations between the parties, it is possible that the fair market value of the consideration to be received by the USMD shareholders or by Ventures will be less than the fair market value of the assets and securities that were contributed in exchange for such common stock. Although the parties obtained a fairness opinion related to the Contribution, this fairness opinion was prepared based on financial information as of December 31, 2010 and does not take into account any subsequent changes in the results of operations or financial condition of these business units.

Our fairness advisor relied primarily on the Income Approach – Discounted Cash Flow Analysis method in evaluating the fairness, from a financial point of view, of the relative allocation of the consideration to be paid in connection with the Contribution.

VMG Health relied primarily on the Income Approach – Discounted Cash Flow Analysis method, and to a limited extent, the Cost Approach and Market Approach – Guideline Company Method, in evaluating the fairness, from a financial point of view, of the relative allocation of the consideration to the holders of common stock of USMD and Ventures to be paid in connection with the Contribution. VMG Health relied primarily on the discounted cash flow analysis because of the lack of directly comparable companies or transactions by comparable companies as compared to USMD, UANT and Ventures. The lack of other methods for assessing the fairness of the proposed Contribution may result in limited usefulness of the fairness opinion in evaluating the fairness of the Contribution.

The USMD shareholders and Ventures may not realize a benefit from the Contribution commensurate with the ownership dilution they will experience in connection with the Contribution.

If we are unable to realize the strategic and financial benefits currently anticipated from the Contribution, the USMD shareholders and Ventures will have experienced substantial dilution of their ownership interest in connection with the Contribution without receiving any commensurate benefit.

We will not close the Contribution until we have complied with all of the provisions of the “public company exception” of the Stark Law (as set forth in 42 U.S.C. 1395nn), including the provisions which requires us to have a minimum of $75 million in shareholders’ equity.

Among the reasons UANT and USMD desire to consummate the Contribution is a desire to qualify under the “public company exception” of the Stark Law. Under this exception, a physician may refer patients to an entity that he owns if, among other things, the entity is a corporation with shareholder equity of not less than $75 million. Consequently, one of the conditions to closing in the Contribution Agreement is that Holdings shareholders’ equity meet or exceed $75 million. Although we currently meet the $75 million threshold, there is no guarantee we will continue to meet this threshold until the date upon which we close the Contribution. Should we fail to maintain the minimum shareholder equity, we will be unable to consummate the Contribution.

The anticipated benefits of the Contribution may not be realized.

The success of the Contribution will depend on, among other things, our ability to combine the businesses of USMD and Ventures in a manner that does not materially disrupt existing relationships or otherwise result in decreased productivity, and that allows us to capitalize on the combined capabilities of USMD and Ventures. If these objectives are not achieved, the anticipated benefits of the Contribution may not be realized fully or at all or may take longer to realize than expected.

USMD and UANT have operated and, until the completion of the Contribution, will continue to operate independently. It is possible that the integration process could result in the disruption of USMD’s and UANT’s ongoing businesses or inconsistencies in standards, controls, procedures or policies that could adversely affect our ability to maintain relationships with third parties and employees or to achieve the anticipated benefits of the Contribution. Integration efforts between the two companies will also divert management’s attention and resources. An inability to realize the full extent of, or any of, the anticipated benefits of the Contribution, as well as any delays encountered in the integration process, could have an adverse effect on our business and results of operations, which may affect the value of the shares of our common stock.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost synergies, if achieved at all, may be lower than expected and may take longer to achieve than anticipated. If these challenges are not adequately addressed, USMD and UANT may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.

USMD and Ventures have incurred and will continue to incur significant transaction costs in connection with the Contribution, some of which will be required to be paid even if the Contribution is not completed.

USMD and Ventures have incurred and will continue to incur significant transaction costs in connection with the Contribution. These costs are expected to total approximately $2 million and will be paid by the party incurring the costs if the Contribution is not completed. However, if the Contribution Agreement is terminated due to the failure of the USMD shareholders or of the partners of Ventures to approve the Contribution, the party failing to approve the contribution would be required to reimburse the other for certain out of pocket costs incurred up to a maximum of $500,000. If the Contribution is completed, we will bear the transaction costs of both USMD and Ventures in connection with the Contribution.

Substantially all of the directors, managers and executive officers of USMD and Ventures have interests in the Contribution that may be different from, or in addition to, or conflict with interests of other shareholders or partners of USMD and Ventures generally.

Substantially all of the directors and executive officers of USMD and the managing partner of Ventures have interests in the Contribution that differ from, are in addition to, or conflict with interests of USMD shareholders or Ventures’ partners, respectively. See “Transactions with Related Persons” for more information about these potential conflicts of interest. These conflicts of interest could create a situation where the individual interests of the director, manager or officer is at odds, or not aligned with, those of the shareholders in general. Should this occur, there is no guarantee that such person will put the interests of the shareholders generally above his individual interests.

We must secure financing to replace credit facilities that certain of our subsidiaries or the health care providers we manage have obtained which require the personal guaranties of our equity holders. There are no assurances we will be able to secure such financing.

The credit facilities of certain of our subsidiaries and the health care providers we manage require the equity holders of UANT or USMD to personally guarantee the indebtedness of the entity. The Contribution Agreement requires us to refinance certain of those credit facilities and replace them with credit facilities which are not personally guaranteed by these equity holders. There can be no assurances that we will be successful at securing such alternative financing. If we are unable to secure such alternate financing, we will breach the terms of the Contribution Agreement and will be unable to complete the Contribution.

We must secure the consent of certain third parties to the Contribution and there are no assurances we can secure such consent.

Certain of the agreements USMD or UANT have entered into with third parties prohibit certain of the actions to be taken as part of the Contribution (for example, the sale of substantially all of UANT’s assets to Holdings) without the prior consent of the other party to such agreement. In order to complete the Contribution, we must secure the consent of these third parties and there can be no assurances that we will be able to obtain such consents. If we are unable to secure the necessary consents from these third parties, we will be unable to consummate the Contribution or, if we were to consummate the Contribution, would be in breach of these agreements.

The businesses and operations of both USMD and Ventures may contain contingent liabilities, both known and unknown. To the extent such liabilities come to fruition, they may have an adverse effect on our business and operations.

Acquisitions involve risks, including inaccurate assessment of undisclosed, contingent or other liabilities or problems. After the completion of the Contribution, we will own not only all of the assets, but also all of the liabilities of both USMD and the businesses contributed by Ventures. Although each of USMD and Ventures conducted a due diligence investigation of the other and its known and potential liabilities and obligations, it is possible that undisclosed, contingent or other liabilities or problems may arise after the completion of the Contribution, which could have an adverse effect on our business, operating results and financial condition.

USMD and Ventures may waive one or more of the conditions to the Contribution without resoliciting shareholder or partner approval for the Contribution.

Under the Contribution Agreement, the obligation of Holdings, USMD and Ventures to consummate the Contribution are subject to the following conditions:

•	the other parties have satisfied or performed all the terms, covenants and conditions of the Contribution Agreement;

•

the representations and warranties of the other parties are and remain true and correct in all material respects, except for changes to the representations and warranties of any party that are contemplated in the Contribution Agreement or approved in writing by the parties;

•	the parties have received all required permits, licenses, contracts and third party consents, including the approval by the USMD shareholders and the Ventures partners;

•	the USMD board of directors and the Ventures Task Force have approved of the documents to be executed by the parties in connection with the Contribution;

•	the parties have received from VMG Health an opinion that the consideration for the Contribution is fair, from a financial point of view, to the USMD shareholders and Ventures partners;

•	all or substantially all of the UANT physicians have entered into employment agreements with Holdings or a subsidiary;

•

the Form S-4 Registration Statement has been declared effective by the Securities and Exchange Commission and the shares of Holdings common stock has been approved to be listed for quotation on the NYSE Amex or the Nasdaq Stock Market; and

•

the parties have determined that ownership of the Holdings common stock does not constitute a financial relationship as that term is defined for purposes of 42 U.S.C. 1395nn, the federal physician self-referral statute and regulations, and that, after the Contribution, the operation of the businesses will not violate any state or federal healthcare law.

The USMD board of directors or the Ventures Task Force may, to the extent legally allowed, waive any or all of these conditions to the obligations of the parties to consummate the Contribution, either unilaterally or by mutual consent.

In the event of a waiver of a condition, the board of directors of USMD and the Ventures Task Force will evaluate the materiality of any such waiver to determine whether amendment of this Prospectus and resolicitation of proxies is necessary. In the event that the board of directors of USMD or the Ventures Task Force determine any such waiver is not significant enough to require resolicitation of proxies, they will have the discretion to complete the Contribution without seeking further shareholder or partner approval. The USMD board of directors and the Ventures Task Force have the ability to waive any of these conditions, except that the conditions requiring the approval of the shareholders of USMD and partners of Ventures of the Contribution cannot be waived without shareholder approval.

Risks Relating to Federal Income Taxes

PLEASE CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF THE CONTRIBUTION AND AN INVESTMENT IN HOLDINGS. YOU SHOULD READ THE FOLLOWING SUMMARY OF CERTAIN FEDERAL INCOME TAX RISKS ASSOCIATED WITH THE CONTRIBUTION AND AN INVESTMENT IN HOLDINGS IN CONJUNCTION WITH THE DISCUSSION SET FORTH UNDER THE CAPTION “THE TRANSACTION – U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION.”

The Internal Revenue Service may challenge our characterization of material tax aspects of the Contribution and an investment in Holdings.

The Contribution and an investment in Holdings common stock involve material income tax risks. You are urged to consult with your own tax advisor with respect to the federal, state and foreign tax considerations of the Contribution and an investment in Holdings common stock. We will not seek any rulings from the Internal Revenue Service (the “IRS”) regarding any of the tax issues discussed in this Prospectus. For a more complete discussion of the tax risks and tax considerations associated with the Contribution and investment in the common stock of Holdings, see “The Transaction – U.S. Federal Income Tax Consequences of the Transaction.”

The Contribution is structured as a partially tax free transaction, and this may not be realized.

Except to the extent of the Note and the options received by Ventures, the Contribution is intended to be a tax free transaction under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”). See “The Transaction – U.S. Federal Income Tax Consequences of the Transaction.” There are a number of requirements under Section 351 and related Code Sections that must be satisfied for any portion of the Contribution to be tax free, including, for example, that the contributing USMD shareholders and Ventures maintain control of 80% of the common stock of Holdings immediately after the Contribution. While we anticipate that all of these requirements will be met, the continuing satisfaction of some of these requirements is beyond our control and there are no assurances. If the requirements of Code Section 351 are not satisfied, the Contribution could be taxable to the USMD shareholders and Ventures to the extent that the value of the Holdings common stock, the $30 million promissory note and the options to purchase Holdings common stock the USMD shareholders or

Ventures receives exceeds their respective adjusted cost basis in the USMD shares and the Venture assets that are contributed to Holdings.

We may be audited, which could result in the imposition of additional tax, interest and penalties.

Our federal income tax returns may be audited by the IRS. Any audit of us could result in an audit of your tax return that may require adjustments of items unrelated to your investment in Holdings common stock. In the event of any such adjustments, you might incur attorneys’ fees, court costs and other expenses in connection with contesting deficiencies asserted by the IRS. You may also be liable for interest on any underpayment and penalties from the date your tax was originally due.

State and local taxes, and a requirement to withhold state taxes, may apply.

We have no plans to declare dividends in the near future and intend to reinvest cash flow from operations into growing our business. If we do declare dividends, however, the state in which you reside may impose a tax on any dividends you may receive from us. You may also be required to file tax returns in some states and report your income attributable to the Contribution and your receipt of Holdings common stock and any other consideration. If we are required to withhold state taxes from the cash dividends you are to receive, then the amount of the net cash otherwise payable to you would be reduced. In addition, such collection and filing requirements at the state level may result in increases in our administrative expenses that would have the effect of reducing cash available for to pay dividends. You are urged to consult with your own tax advisors with respect to the impact of applicable state and local taxes and state tax withholding requirements on an investment in Holdings common stock.

Legislative or regulatory action could adversely affect holders of our common stock.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of your ownership of, and dividends paid to you with respect to, Holdings common stock. Any such changes could have an adverse effect on the value of the Contribution and investment in Holdings common stock or on the market value or the resale potential of Holdings common stock, the $30 million promissory note or the options to acquire Holdings common stock. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on the Contribution and your investment in Holdings and the status of legislative, regulatory or administrative developments and proposals and their potential effect on the Contribution and an investment in Holdings common stock.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, that are included in this Prospectus that address activities, events or developments that Holdings expects or anticipates to occur in the future are forward-looking statements. Such forward-looking statements may include statements regarding, among other things:

•	the proposed Contribution;

•	future financial and operating results;

•	benefits of the Contribution;

•	future opportunities of Holdings;

•	our growth strategies;

•	anticipated trends in our industry;

•	effects of regulatory developments;

•	our future financing plans; and

•	our anticipated needs for working capital.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” on page 26 and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated from these forward-looking statements, even if new information becomes available in the future.

THE SPECIAL MEETING OF VENTURES PARTNERS

General

This Prospectus is being furnished to partners of Ventures on or about [                    ], 2011.

Ventures is sending this Prospectus to its partners in connection with the solicitation of proxies by the managing partner of Ventures for use at the Ventures special meeting and any adjournments or postponements of the special meeting.

Date, Time and Place

The special meeting of Ventures partners will be held at 6:00 p.m., local time, on [            ], 2011, at the principal executive offices of Ventures located at 612 East Lamar Blvd., Suite 700, Arlington, Texas 76011.

Purposes of the Ventures Special Meeting

The purposes of the special meeting are to consider and act upon the following matters:

•

A proposal to approve the Contribution and Purchase Agreement, dated as of August 19, 2010, by and among Ventures, UANT, USMD and Holdings, a copy of which is attached as Annex A to this Prospectus, and the transactions contemplated by the Contribution Agreement; and

•	A proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposal listed above.

Partners also will consider and act on any other matters as may properly come before the special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

Record Date and Voting Power

The close of business on [                    ], 2011 has been fixed as the record date for the determination of Ventures partners entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the special meeting. Only holders of record of Ventures partnership interests at the close of business on the record date are entitled to notice of, and to vote at, the special meeting.

At the close of business on the record date, Ventures had [        ] partners entitled to vote. Each partner is entitled to one vote on each matter submitted for partner approval.

Voting and Revocation of Proxies

If you are a partner of record of Ventures as of the record date referred to above, you may vote in person at the special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the special meeting, Ventures urges you to take the time now to read this Prospectus and vote and submit your proxy to ensure your vote is counted. You may revoke your proxy at any time before it is exercised and you still may attend the Ventures special meeting and vote in person if you already have voted by proxy.

All properly executed proxies that are not revoked will be voted at the special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a partner executes and returns a proxy and does not specify otherwise, the partnership interests represented by that proxy will be voted “FOR” the proposal noted above.

Any Ventures partner of record voting by proxy has the right to revoke the proxy at any time before the proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy to the Chief Executive Officer of Ventures at 612 East Lamar Blvd., Suite 700, Arlington, Texas 76011. Second, you can complete a new proxy card and return it to the Chief Executive Officer of Ventures 612 East Lamar Blvd., Suite 700, Arlington, Texas 76011. Third, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke a proxy; you must vote at the meeting.

Solicitation of Proxies

In addition to solicitation by mail, the managing partner, officers, employees and agents of Ventures may solicit proxies from Ventures partners by personal interview, telephone, telegram or other electronic means. Ventures will pay the costs of the solicitation of proxies by Ventures from the Ventures partners.

Other Matters

As of the date of this Prospectus, the managing partner of Ventures does not know of any business to be presented at the special meeting other than as set forth in the notice accompanying this Prospectus. If any other matters should properly come before the special meeting, or any adjournment or postponement of the special meeting it is intended that the partnership interests represented by proxies will be voted with respect to such matters in accordance with the judgment of the person voting the proxies.

MATTERS TO BE SUBMITTED TO A VOTE OF VENTURES PARTNERS

General

The managing partner has called this special meeting of Ventures partners in order to vote on a proposal to approve the Contribution Agreement and the transactions contemplated by the Contribution Agreement. If the proposal is approved by the Ventures partners, and is approved by the USMD shareholders in a separate meeting, Ventures will contribute all of its assets, including all of its equity interest in UANT, to Holdings in exchange for shares of Holdings common stock, a $30 million unsecured, subordinated promissory note and options to purchase Holdings common stock. The USMD shareholders will contribute their shares of USMD common stock to Holdings in exchange for shares of Holdings common stock.

Vote Required

The proposal to approve the Contribution Agreement will require the approval of at least 75% of the partners of Ventures.

Creation of Ventures Task Force

At the time Ventures was negotiating the Contribution Agreement, most of the Ventures partners had no financial interest in or business arrangements with USMD (other than their indirect ownership of the USMD common stock held by Ventures) or with Holdings. However, the managing partner of Ventures is the Chairman, President and CEO of USMD and Holdings and, as such, had interests in the transaction that may have been different from the interests of those unaffiliated Ventures partners. Recognizing this, Ventures, with the approval of the Ventures partners, appointed the Ventures Task Force, comprised of unaffiliated Ventures partners, for the purpose of negotiating the terms and conditions of the Contribution Agreement and making a recommendation to the Ventures partners with respect to the approval of the Contribution Agreement. The members of the Ventures Task Force, Keith Waguespack, M.D., Richard Scriven, M.D., Ira Hollander, M.D., Mark McCurdy, M.D. and Alex Gordon, M.D., are partners of UANT and Ventures who, at the time the Contribution Agreement was negotiated, did not own common stock of USMD and had no financial or compensation arrangements with USMD outside their indirect ownership of the USMD common stock held by Ventures.

Recommendations of Ventures’ Managing Partner and the Ventures Task Force

The Ventures Task Force has determined and believes that the Contribution Agreement and the transactions contemplated by it, including the contribution of all of Ventures’ assets to Holdings, is advisable, fair to, and in the best interests of Ventures and its partners and unanimously has approved the related Proposal. Ventures’ managing partner and the Ventures Task Force recommend that partners of Ventures vote “FOR” the approval and adoption of the Contribution Agreement and the transactions contemplated thereby.

THE SPECIAL MEETING OF USMD SHAREHOLDERS

General

This Prospectus is being furnished to shareholders of USMD on or about [                    ], 2011.

USMD is sending this Prospectus to its shareholders in connection with the solicitation of proxies by the USMD board of directors for use at the USMD special meeting and any adjournments or postponements of the special meeting.

Date, Time and Place

The special meeting of USMD shareholders will be held at 6:00 p.m., local time, on [                    ], 2011, at the principal executive offices of USMD located at 6333 North State Highway 161, Suite 200, Irving, Texas 75038.

Purposes of the USMD Special Meeting

The purposes of the special meeting are to consider and act upon the following matters:

•

A proposal to approve the Contribution and Purchase Agreement, dated as of August 19, 2010, by and among Ventures, UANT, USMD and Holdings, a copy of which is attached as Annex A to this Prospectus, and the transactions contemplated by the Contribution Agreement; and

•	A proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposal listed above.

Shareholders also will consider and act on any other matters as may properly come before the special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

Record Date and Voting Power

The close of business on [                    ], 2011 has been fixed as the record date for the determination of USMD shareholders entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the special meeting. Only holders of record of USMD shares at the close of business on the record date are entitled to notice of, and to vote at, the special meeting.

At the close of business on the record date, USMD had [            ] shares of its common stock outstanding and entitled to vote. Each share of USMD common stock entitles the holder thereof to one vote on each matter submitted for shareholder approval.

Voting and Revocation of Proxies

If you are a shareholder of record of USMD as of the record date referred to above, you may vote in person at the special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the special meeting, USMD urges you to please take the time now to read this Prospectus and vote and submit your proxy to ensure your vote is counted. You may revoke your proxy at any time before it is exercised and you still may attend the special meeting and vote in person if you already have voted by proxy.

All properly executed proxies that are not revoked will be voted at the special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a shareholder executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” the proposals noted above.

Any USMD shareholder of record voting by proxy has the right to revoke the proxy at any time before the proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy to the Secretary of USMD at 6333 North State Highway 161, Suite 200, Irving, Texas 75038. Second, you can complete a new proxy card and return it to 6333 North State Highway 161, Suite 200, Irving, Texas 75038. Third, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke a proxy; you must vote at the meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of USMD may solicit proxies from USMD shareholders by personal interview, telephone, telegram or other electronic means. USMD will pay the costs of the solicitation of proxies by USMD from USMD shareholders.

Quorum

The presence at the special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of USMD common stock as of the record date will constitute a quorum for the transaction of business at the special meeting. In general, shares of USMD common stock represented by a properly signed and returned proxy card will be counted as units present and entitled to vote at the special meeting for purposes of determining a quorum. Abstentions are counted in determining whether a quorum is present.

Interested Directors

Three of the five directors on the USMD board of directors are considered interested directors under the Texas Business Organizations Code because they are partners of, and receive compensation from, Ventures or its affiliates. USMD considered the contributions made by these directors to be vital in the negotiation and structuring of the Contribution, but recognized there was a potential that the interests of these directors may be different from those of the USMD shareholders who did not have any ownership in or financial affiliation with Ventures. To alleviate any potential conflict of interest, USMD created a working group which included all five directors, including the two independent directors, as well as the chief financial officer and USMD’s legal counsel, neither of whom have any financial interests in Ventures. This working group unanimously determined that the Contribution was in the best interests of USMD prior to submitting the documents to the board of directors of USMD for approval. Further, the USMD board of directors, along with the Ventures Task Force, retained an independent third party expert to determine and deliver an opinion that the consideration to be received was fair, from a financial point of view, to the USMD shareholders and Ventures. Finally, all of the directors, including the independent directors, voted unanimously to recommend the USMD shareholders approve the Contribution. However, it will be important for you to carefully review the disclosures contained in this Prospectus and form your own opinions about the benefits of the proposed Contribution.

Shareholders’ Agreement

The rights and obligations of all USMD shareholders are governed by a Shareholders’ Agreement dated January 1, 2007 by and among USMD and the shareholders (the “Shareholders’ Agreement”). The Shareholders’ Agreement contains drag-along rights which, under certain circumstances, give shareholders the right to require other shareholders to sell their shares of USMD common stock. Under the Shareholders’ Agreement, if the holders of a majority of the outstanding shares of USMD common stock desire to transfer all of their shares of USMD common stock to one or more related acquirers (the “Dragging Shareholders”), then those Dragging Shareholders have the right to require all of the other USMD shareholders to transfer all of their shares to the same acquirer, for the same consideration per share and on the same terms of transfer as the Dragging Shareholders are selling their shares. This means that, if the Contribution is approved by at least two-thirds of the USMD shareholders, then all shareholders, including any shareholders who do not wish to participate in the Contribution, will be contractually required to tender their shares in exchange for shares of Holdings common stock on the terms and conditions of the Contribution Agreement.

If the Contribution is approved at the special meeting of shareholders, but there are USMD shareholders who do not voluntarily agree to contribute their shares of USMD common stock to Holdings, the Dragging Shareholders can require such shareholders to transfer their shares of USMD common stock to Holdings by delivering written notice to such shareholders at least fifteen (15) days before the closing of the proposed transfer. A shareholder who is required to transfer its shares will not be required to make any representations and warranties to any other person in connection with the transfer, except as to: good title and the absence of liens with respect to its shares, the corporate or other existence of such shareholder, and the authority for and the validity and binding effect of, and the absence of any conflicts under, the charter documents and material agreements, as applicable, of such shareholder. No shareholder required to transfer its shares will be required to provide any indemnities in connection with its transfer of the shares, except with respect to any breach of the specific representations and warranties listed above.

Appraisal Rights

USMD shareholders have certain statutory appraisal rights as further described below. However, you should note that each USMD shareholder has executed a Shareholders’ Agreement (as noted above) under which the shareholder contractually granted USMD and the Dragging Shareholders the right to require a dissenting shareholder to transfer his shares to Holdings on the same terms as the Dragging Shareholders. You should also note that USMD and the Dragging Shareholders will seek to enforce these drag-along rights should any USMD shareholder seek to assert his statutorily prescribed appraisal rights. While we do not know with certainty if a court would enforce these drag-along rights, USMD believes it and the Dragging Shareholders would prevail in a legal proceeding to enforce the provisions of the Shareholders’ Agreement, including the drag-along rights, notwithstanding the shareholder’s election to perfect his statutory appraisal rights.

By following the specific procedures set forth in the Texas Business Organizations Code (“TBOC”), a USMD shareholder has a statutory right to dissent from the Contribution. If the Contribution is approved and consummated, any USMD shareholder who properly perfects his rights of dissent and appraisal will be entitled, upon completion of the Contribution, to receive an amount of cash equal to the fair value of his shares of USMD common stock rather than receiving the shares of Holdings common stock as contemplated in the Contribution Agreement. The following summary is not a complete statement of statutory rights of dissent and appraisal, and this summary is qualified by reference to the applicable provisions of the TBOC, which are reproduced in full in Annex C to this Prospectus. A USMD shareholder must complete each step in the precise order prescribed by the statute to perfect his rights of dissent and appraisal.

A USMD shareholder who desires to dissent from the Contribution must vote against the approval of the Contribution Agreement. However, a vote against the Contribution alone is insufficient to perfect his rights of dissent and appraisal. To perfect his rights, the dissenting shareholder must give USMD written notice that is: (1) addressed to USMD’s president and secretary; (2) demands payment of the fair value of the shares of USMD common stock for which the rights of dissent and appraisal are sought; (3) provides an address to which notice by USMD to the dissenting shareholder may be sent; (4) states the number and class of USMD shares of common stock owned by the dissenting shareholder; and (5) states the dissenting shareholder’s estimate of the fair value of the shares of USMD common stock. Such demand notice must be delivered to USMD at its principal executive offices prior to the special meeting. Within 20 days after making a demand, the dissenting shareholder shall submit certificates representing his shares of USMD common stock to USMD at its principal executive offices for notation thereon that such demand has been made. Dissenting shareholders who fail to submit their certificates within such 20 day period will, at the option of USMD, lose their rights to dissent and appraisal unless a court, for good cause shown, directs otherwise.

If the Contribution is effected, each USMD shareholder who sent notice to USMD as described above and who votes against the Contribution will be deemed to have dissented from the Contribution. USMD will be responsible for discharging the rights of dissenting shareholders and shall, within 10 days of the effective time of the Contribution, notify the dissenting shareholders in writing that the Contribution has been effected.

The fair value of the shares of USMD common stock shall be the value of such shares on the date immediately preceding the date of the special meeting at which the Contribution Agreement is approved, excluding any appreciation or depreciation in anticipation of the Contribution.

Within 20 days after receipt of a dissenting shareholder’s demand notice as described above, USMD shall respond to the dissenting shareholder in writing as follows:

(1) USMD can accept the amount claimed in the demand notice as the fair value of shares of USMD common stock, and pay such amount within 90 days after the effective time of the Contribution as long as the dissenting shareholder delivers endorsed certificates representing his shares of USMD common stock; or

(2) USMD can reject the demand and include an estimate of the fair value of the shares of USMD common stock together with an offer to pay such amount for a period of at least 60 days after the offer is delivered to the dissenting shareholder. If the dissenting shareholder accepts such offer or if the parties reach an agreement on the fair value of the shares of USMD common stock, USMD will pay the accepted or agreed amount not later than 60 days after the date the offer is accepted or the agreement is reached as long as the dissenting shareholder delivers endorsed certificates representing his shares of USMD common stock.

In either case, the dissenting shareholder shall cease to have any ownership interest in USMD following payment.

If a dissenting shareholder and USMD cannot agree on the fair value of the shares within 60 days after the offer described above is first delivered, the dissenting shareholder or USMD may, within 60 days after the expiration of the initial 60 day period, file a petition in an appropriate court of competent jurisdiction requesting a finding and determination of the fair value of the dissenting shareholder’s shares of USMD common stock. After a hearing concerning the petition, the court will determine which dissenting shareholders have complied with the provisions of the TBOC and have become entitled to payment for the fair value of their shares of USMD common stock and will appoint one or more qualified appraisers to determine the fair value of such shares of USMD common stock. The appraiser will determine such value and file a report with the court. Any party may object to all or part of an appraisal report. The court will then in its judgment determine the fair value of such shares of USMD common stock, and the judgment will be binding on both USMD and the dissenting shareholders. The fair value as determined by the court will be payable upon the surrender to USMD of the certificates representing shares of USMD common stock duly endorsed by the dissenting shareholders. Upon payment of the judgment, the dissenting shareholders will not have any interest in USMD or such shares of USMD common stock. All court costs and fees of the appraisers will be allocated between the parties in a manner that the court determines is fair and equitable.

Any dissenting shareholder who has made a written demand for payment of the fair value of his shares of USMD common stock will not be entitled to vote or exercise any other rights as a shareholder except the statutory rights of appraisal as described herein and the right to maintain an appropriate action to obtain relief on the ground that the Contribution is fraudulent. In the absence of fraud in the Contribution, a dissenting shareholder’s statutory right to appraisal is the exclusive remedy for the recovery of the value of his shares of USMD common stock or money damages to the shareholder with respect to such shares of USMD common stock.

Any dissenting shareholder who has made a written demand for payment of the fair value of his shares of USMD common stock may withdraw such demand at any time before payment for his shares of USMD common stock or before a petition has been filed with an appropriate court for determination of the fair value of such shares. If (a) a dissenting shareholder withdraws his demand notice, (b) a dissenting shareholder loses the right to relief as a dissenting shareholder, (c) a dissenting shareholder has not filed a petition timely with an appropriate court seeking relief as to the determination of the fair value of such shares of USMD common stock, or (d) a court determines that the dissenting shareholder is not entitled to elect to dissent from the Contribution, such dissenting shareholder shall lose the right of dissent and appraisal and the dissenting shareholder’s shares of

USMD common stock will represent the right to receive shares of Holdings common stock as contemplated in the Contribution Agreement.

Other Matters

As of the date of this Prospectus, the USMD board of directors does not know of any business to be presented at the special meeting other than as set forth in the notice accompanying this Prospectus. If any other matters should properly come before the special meeting, or any adjournment or postponement of the special meeting it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the person voting the proxies.

MATTERS TO BE SUBMITTED TO A VOTE OF USMD SHAREHOLDERS

General

The board of directors has called this special meeting of USMD shareholders in order to vote on a proposal to approve the Contribution Agreement and the transactions contemplated by the Contribution Agreement. If the proposal is approved by USMD shareholders, and is approved by the Ventures partners in a separate meeting, USMD shareholders will contribute all of their shares of USMD common stock in exchange for shares of Holdings common stock, and Ventures will contribute all of its assets to Holdings in exchange for shares of Holdings common stock, a $30 million unsecured, subordinated promissory note and Holdings stock options.

Vote Required

The Contribution must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of USMD common stock entitled to vote.

Recommendations of USMD Board of Directors

The USMD board of directors has determined and believes that the Contribution Agreement and the transactions contemplated thereby, including the contribution by the USMD shareholders of all of USMD’s common stock to Holdings, is advisable, fair to, and in the best interests of USMD and its shareholders and unanimously has approved the Proposal. The board of directors unanimously recommends that the USMD shareholders vote “FOR” the proposals listed above. It is important to note, however, that three of the five directors on the USMD board of directors are considered interested directors under the Texas Business Organizations Code because they are partners of, and receive compensation from, Ventures or its affiliates. As a result, the interests of these directors may be different from those of the USMD shareholders who do not have any ownership in or financial affiliation with Ventures. It will be important for you to carefully review the disclosures contained in this Prospectus and form your own opinions about the benefits of the proposed Contribution.

THE TRANSACTION

Background of the Transaction

Urologists John House and H. Patterson Hezmall, M.D. combined their solo urology medical practices in 1992 and began practicing medicine under the name Urology Associates of North Texas. Two years later, David Ellis, M.D. joined them and together the three physicians formed Urology Associates of North Texas, L.L.P. a limited liability partnership and professional medical urology group practice. Initially, UANT’s offices were located in Arlington, Texas. UANT provided clinical and related surgical urological services through UANT for the benefit of its patients, and utilized external ancillary service providers in the Arlington, Texas service area to provide its patients with needed diagnostic and therapeutic ancillary services. As the medical practice and the population in the service area grew, UANT sought ways to expand its clinical and ancillary service lines to include those medical services commonly required by its patients in order to exercise a higher degree of coordination and control over patient care.

In 1996, Dr. House and Dr. Paul Thompson, a urologist practicing in Missouri, formed U.S. Lithotripsy, L.P (“USL”), for the purpose of providing lithotripsy services for the treatment of kidney stones. Between 1997 and 2002, UANT continued to admit new partners in order to expand its footprint in the Dallas/Fort Worth service area. During this same time, USL developed and operated lithotripsy partnerships to provide lithotripsy services for the benefit of UANT’s patients. By 2001, UANT was a 23 member physician group practice with several clinical offices in the Dallas/Fort Worth service area. The increase in the number of UANT physicians made it economically feasible for UANT to develop and operate, as extensions of its core clinical practice, additional ancillary medical service lines, including clinical and anatomical pathology, diagnostic imaging, cryotherapy, and outpatient ambulatory surgical services.

In 2002, the physician owners of USL formed U.S. Medical Development, Inc. (“USM”) and, in July 2002, USM acquired all of the outstanding ownership interests in USL and began managing the operations of USL through USGP, LLC, its wholly-owned subsidiary. At that time, USL owned a limited partnership interest in and served as the general partner of 15 lithotripsy partnerships, primarily located in the South Central United States.

By 2002, UANT had expanded to a 29 member urology group practice and began evaluating the ownership of a general acute-care hospital to provide inpatient and outpatient hospital services for the benefit of its patients. USM formed Mat-Rx Development, L.L.C. d/b/a USMD Hospital Division (the “USMD Hospital Division”) in July 2002 to evaluate and develop a joint venture to own and operate a general acute-care hospital in the Arlington, Texas service area. USMD Hospital Division formed USMD Hospital at Arlington, L.P. (“USMD Arlington Hospital”) in March 2003. In October 2003, USMD Arlington Hospital purchased from Texas Health Resources and certain of its wholly-owned affiliates substantially all of the assets used in the operation of the Arlington Memorial South Medical Center in South Arlington, Texas. USMD Hospital Division is the sole member of the general partner of USMD Arlington Hospital and owns a limited partner interest in USMD Arlington Hospital. UANT owns a 23% limited partner interest in USMD Arlington Hospital. USMD Hospital Division manages the operations of USMD Arlington Hospital under a long-term hospital management agreement and members of UANT serve on the Board of Directors of USMD Arlington Hospital.

In 2003, the federal government enacted legislation which, for an 18 month period, severely restricted the development of new physician owned hospitals, severely restricted the growth of existing physician owned hospitals, and prohibited existing physician owned hospitals from adding new direct or indirect physician members. UANT was an owner of USMD Arlington Hospital so this legislation effectively prohibited UANT from adding new physician members to its growing group practice. In order to permit UANT to add new physicians without violating the newly-enacted legislation, and in order to protect passive investment interests of UANT partners from potential exposure to liability stemming from UANT’s medical practice, the physician partners of UANT formed Ventures, and UANT transferred to Ventures several passive investment interests, including UANT’s ownership interest in USMD Arlington Hospital. When the federal moratorium on the growth of physician owned hospitals expired in 2005, the ownership of Ventures was adjusted to mirror the ownership of UANT, and remains that way today.

In July 2005, USMD Hospital Division formed USMD Hospital at Fort Worth, L.P. f/k/a Southwest Fort Worth Ambulatory Surgery Center, L.P. (“USMD Fort Worth Hospital”) to develop, construct, build, and operate a surgical facility in southwest Fort Worth, Texas. Initially, USMD Fort Worth Hospital planned to build an ambulatory surgery center, but based on projections, interest in the facility, and perceived competition in the service area, it ultimately constructed a general acute-care hospital. USMD Hospital Division owns a 20% minority interest in USMD Fort Worth Hospital, its wholly-owned subsidiary serves as the general partner of USMD Fort Worth Hospital, and it manages the operations of USMD Fort Worth Hospital pursuant to a long-term hospital management agreement. By 2005, UANT was affiliated with more than 48 urologists and owned a minority interest as a limited partner in USMD Fort Worth Hospital.

In November 2006, USM formed USMD Cancer Treatment Centers, LLC (“USMD CTC Division”) to assist physician group practices and other providers in developing and managing intensity modulated radiation therapy centers, which use high doses of controlled radiation to treat prostate cancer. USMD CTC Division currently owns an interest in and/or provides management services to ten facilities, including facilities owned and operated by UANT and USMD Arlington Hospital.

Between 2004 and 2007, UANT developed several ancillary service lines of its own, including a video urodynamics service line, four diagnostic imaging facilities, a clinical pathology laboratory, and a specialized anatomical uropathology laboratory. As UANT continued to evaluate opportunities to expand its medical service lines, USM would evaluate related opportunities to assist other medical providers in expanding their service lines in a similar fashion. UANT and USM shared directors and owners, so opportunities for new expansion and development were shared between the two companies. But because one entity provided professional medical services through licensed physicians, and the other company provided only related development and management services, the state and federal rules governing their businesses were markedly different. Further, individual physicians had purchased interests in USM, USL and USMD Hospital Division, and all direct and indirect financial arrangements between physicians, UANT and USM or any USM affiliate were subject to numerous and complex rules and regulations, which themselves were subject to frequent change. USM began to look at ways to simplify its ownership structure and its relationship with UANT and physicians in order to minimize the compliance risk that this structure and the regulatory environment created.

To accomplish this goal, in November 2006, USM formed USMD to consolidate the ownership of USMD Hospital Division, USL, and USM. As of December 31, 2007, USMD was owned by all of the prior owners of USMD Hospital Division and USM, and USMD owned all of the ownership interests of (i) USL (now referred to as “USMD Lithotripsy Division”); (ii) USMD Hospital Division; and (iii) USMD CTC Division.

In 2008, USMD began evaluating its ownership and operation of a physician group practice that would provide professional medical services through licensed physicians. The state of Texas has adopted a legal doctrine known as the “corporate practice of medicine,” which generally prohibits licensed physicians from entering into partnerships, employee relationships, fee-splitting, or other relationships with non-physicians where the physician’s practice of medicine is in any way directed by, or fees shared with, a non-physician. Under the Texas corporate practice of medicine doctrine, it is unlawful for any for profit corporation to employ physicians that provide professional medical services. Texas does, however, permit the formation of a certified non-profit health organization, which may have as one of its purposes the delivery of healthcare to the public. This structure would permit USMD to form a Texas non-profit corporation and serve as its sole member, obtain certification of this corporation as a certified non-profit health organization and the certified non-profit health organization may employ physicians to provide professional medical services to the public.

In October 2008, USMD formed USMD Affiliated Services (“USMD Physician Services”) and sought certification of this entity by the Texas Medical Board as a certified non-profit health organization. The Texas Medical Board certified USMD Physician Services as a certified non-profit health organization in March 2009. USMD then began discussions with UANT about consolidating the UANT medical group practice into USMD Physician Services. The goal of this proposed business combination was to create an “integrated urology health services company” which was capable of providing for the benefit of urology patients the entire spectrum of healthcare services they might require to effectively diagnose and treat their health issues. By integrating UANT’s broad array of clinical specialties and subspecialties, diagnostic imaging, clinical and anatomical pathology and cancer treatment facilities with USMD’s inpatient and outpatient facilities, advanced robotic and radio-surgery facilities, cancer treatment management and physics services, and lithotripsy services, USMD believed the resulting company could offer urology patients a single source urology health services system which would be controlled by physicians, who are in the best position to understand patient needs.

During this same time period, federal regulations that govern the referral of patients for health services between parties with financial arrangements were becoming increasingly complex and onerous, and the tenor of the narratives delivered by federal rulemaking agencies that published these regulations made clear that increased government regulation was a virtual certainty. Between 2006 and early 2009, federal agencies published regulations which: (1) effectively eliminated the ability of small and medium sized urology group practices to own and operate specialized uropathology labs and diagnostic imaging centers; (2) modified several Stark Law regulations that govern contractual relationships between physicians and entities to which they refer such that existing contractual relationships between the two were forced to terminate; (3) implemented a “stand in the shoes” provision to the Stark Law which extended the reach of certain the Stark Law’s self-referral prohibitions such that many long-term mutually beneficial relationships between urology group practices and other healthcare providers were forced to terminate; and (4) prohibited the development of new physician owned acute-care hospitals and significantly limited the ability of existing physician owned acute-care hospitals to expand their size and breadth of services. In addition, bills were introduced at both the state and federal level to prohibit large physician group practices from providing ancillary services such as imaging and pathology for the benefit and convenience of their patients, and to prohibit physicians from referring patients to hospitals they own and operate entirely.

At the same time that federal regulations were curtailing the ability of physician groups to expand their service lines, Congress was passing landmark healthcare legislation which included significant financial incentives for physicians and other healthcare providers to integrate into a single “accountable care organization” (“ACO”). As part of the Patient Protection and Affordable Care Act of 2010, groups of providers who organize as an ACO and agree to be accountable for the overall care of Medicare beneficiaries will be eligible to receive bundled payments as payment for patient episodes of care and will also be eligible to share in cost savings derived from the provision of care through the ACO itself. Ironically, Congress was endorsing and promoting the move to integrated healthcare delivery systems, but federal regulations made it virtually impossible to achieve if physicians were the owners of the integrated healthcare delivery system, and not merely its employees or contractors.

UANT and USMD were founded on a commitment to a healthcare delivery system controlled by physicians and one form of physician ownership of healthcare organizations appeared to be both viable and consistent with current and proposed federal regulations. The Stark Law, which generally prohibits a physician from referring patients to an entity he or she owns for certain healthcare services, includes a specific exception, a “public company exception,” which permits a physician to refer to an entity that he or she owns if, among other things, the form of ownership held by the physician is publicly-traded securities of a corporation with shareholder equity of no less than $75 million and the securities are listed on an electronic national or regional stock exchange with daily quotations. By combining into a single legal entity, UANT and USMD believe they can create an integrated urology health services company, controlled by physicians, which will provide better patient care under a structure Congress is endorsing. And by structuring their ownership of this integrated healthcare delivery system to comply with the Stark Law exception for ownership of publicly traded securities, UANT and USMD believe they can provide exceptional patient care without running afoul of federal regulations that govern the referral of patients between physicians and entities they own.

In early 2009, based on initial due diligence, USMD and UANT anticipated that the combined companies would qualify for the “public company exception” under the Stark Law in early 2011 because they estimated that their consolidated shareholders’ equity would surpass the $75 million minimum required by the Stark Law. Also, USMD and UANT would each have the required audited financial statements as of December 31, 2009, thus allowing Holdings to have the required audited financial statements for reports of companies who are publicly held.

In April 2009, USMD, Ventures and UANT began to discuss the possibility of combining the operations of their businesses into one company. UANT and Ventures immediately recognized that the managing partner of UANT and Ventures, Dr. John House, owned common stock of USMD, served as a director of USMD and served as the chief executive officer of USMD, each of which created conflicts of interest with respect to his representation of Ventures and UANT in negotiating a business transaction with USMD. To address these conflicts of interest, the partners of UANT and Ventures created the Ventures Task Force by appointing four of their partners to represent the interests of the Ventures and UANT partners during the due diligence and negotiation processes. The members of the Ventures Task Force, Keith Waguespack, M.D., Richard Scriven, M.D., Ira Hollander, M.D., Mark McCurdy, M.D. and Alex Gordon, M.D., were partners of UANT and Ventures who, at the time the Contribution Agreement was negotiated, did not own common stock of USMD and had no financial or compensation arrangements with USMD outside their indirect ownership of the USMD common stock held by Ventures.

USMD recognized that three of the five directors, Drs. John House, Patrick Collini and James Saalfield, on the USMD board of directors were considered interested directors under the Texas Business Organizations Code because they have ownership interests in Ventures or its affiliates. However, USMD considered the contributions made by these directors to be vital in the negotiation and structuring of the Contribution. To alleviate any potential conflict of interest, USMD created a working group (the “USMD Working Group”) which included all five directors, including the two independent directors, as well as the chief financial officer and USMD’s legal counsel, neither of whom had any financial interests in Ventures. This working group was tasked with reviewing the Contribution Agreement and the Contribution structure and making a recommendation to the USMD board of directors.

The Ventures Task Force and the directors of USMD formed a ten member joint task force (the “Joint Task Force”) to discuss the potential combination of their businesses. The Joint Task Force reviewed the healthcare regulatory requirements associated with combining USMD, UANT and Ventures as well as the operating strategies, financing strategies and tax consequences of various structures for the business combination. The Joint Task Force met approximately 12 times during 2009, 20 times in 2010 and seven times in the first three months of 2011.

USMD, Ventures and UANT also recognized that due to the cross ownership between the companies and the lack of disinterested board members, it would be reasonable and appropriate for an independent firm to provide a fairness opinion with respect to the terms and conditions of the transaction. Accordingly, in July 2009, the Joint Task Force engaged VMG Health to render a fairness opinion with respect to the transaction they were structuring.

In December 2009, the parties executed a letter of intent which described the general structure and timetable for pursuing the Contribution. The letter of intent reflected the following basic principles regarding the proposed Contribution:

•	UANT and Ventures would consolidate their businesses into Ventures;

•	The UANT physicians would enter into employment agreements with USMD Physician Services;

•	The allocation of the consideration in a USMD/Ventures combination would be based upon the relative valuations of USMD, UANT and Ventures;

•

The consideration to be received by the Ventures partners would consist, in part, of a $30 million unsecured, subordinated note, to be amortized in monthly installments over a 10 year period, and, in part, of shares of common stock of Holdings; and

•	The Contribution would be conditioned upon Holdings being able to effect the listing of its common stock on the NYSE Amex or otherwise meeting the “public company exception” of the Stark Law.

Certain of the USMD shareholders, including the Ventures’ partners, their immediate family members and the officers of USMD and UANT, intend to own a portion of their interests in Holdings indirectly through an ownership interest in Ventures. To achieve this result and as set forth in the Contribution Agreement, the contribution by those USMD shareholders to Holdings of that portion of their USMD common stock will first be contributed to Ventures in exchange for partnership interests in Ventures, and then contributed by Ventures to Holdings in exchange for shares of Holdings common stock. The purposes for this transaction structure are as follows:

•	To consolidate voting control of Holdings into one entity that is managed by the physician owners;

•	To enable Holdings to qualify as a “controlled company” for purposes of the governance rules of the NYSE Amex and the Nasdaq Stock Market; and

•

To ensure that the desired federal income tax consequences of the combination would be achieved by causing at least 80% of the Holdings common stock to be owned by the persons who are party to the Contribution and not quickly resold in the public market.

During January and February 2010, counsel for the parties began drafting the various transaction documents. During this period, the parties further refined the Contribution structure and continued their respective due diligence investigations. In March 2010, two physicians who were directors of USMD and partners of UANT resigned their positions as board members of USMD and ceased providing professional medical services on behalf of UANT in order to pursue other professional interests. Each co-founder, however, remains a shareholder of USMD.

The Contribution structure was substantially finalized in mid-February As a result of its deliberations, the Joint Task Force decided to form a new company, Holdings, into which UANT, USMD and Ventures could consolidate their operations. The structure of Holdings and its subsidiaries would be as set forth in the organizational chart in “Information About the Companies” on page 75. From February through April, UANT and USMD held a series of “town hall” meetings with groups of partners of UANT at which the Contribution was discussed in detail. Transaction documents were revised to reflect the comments received from the UANT partners at the town hall meetings.

The USMD Working Group unanimously determined that the Contribution was in the best interests of USMD and submitted the documents to the USMD board of directors for approval. In April 2010, the USMD board of directors approved the Contribution in principle. On April 27, 2010, the UANT and Ventures partners similarly approved the Contribution in principle. Both approvals were made subject to the satisfaction of the finalization of the Contribution Agreement and the satisfaction of the closing conditions to be set for therein, including the preparation of this Prospectus, the listing of Holdings common stock on NYSE Amex or Nasdaq Stock Market and the final approval of the Contribution by the USMD shareholders and UANT partners.

During May through July 2010, the parties completed their due diligence investigations and the audits of their financial statements and finalized the Contribution Agreement and other transaction documents. The Contribution Agreement was executed on August 19, 2010. On September 8, 2010, VMG Health delivered to the Joint Task Force its written opinion that, based upon and subject to the matters set forth in its opinion, the relative allocation established by the Contribution Agreement of the consideration to be received by the USMD shareholders and by Ventures, taken in the aggregate, is fair from a financial point of view to such USMD shareholders and Ventures.

In late 2010, the Joint Task Force, concerned that a fairness opinion based on August 31, 2009 financial information would be stale, decided it would be prudent and in the best interests of the shareholders of USMD and the partners of Ventures to update the valuations which served as the basis of the relative allocation of the consideration for the Contribution. In connection with the revised valuations, the Joint Task Force engaged VMG Health to provide a new fairness opinion using financial information available through December 31, 2010. On February 2, 2011, VMG Health delivered to the Joint Task Force a new fairness opinion, based on financial information as of December 31, 2010, that the relative allocation established by the Contribution Agreement of the consideration to be received by the USMD shareholders and by Ventures, taken in the aggregate, is fair from a financial point of view to such USMD shareholders and Ventures. Also in February 2011, the Joint Task Force recommended that the valuation schedules (Schedules III and IV in the Contribution Agreement) be updated to reflect the new valuations and these updated schedules were incorporated into the Contribution Agreement.

Fairness Opinion of VMG Health

Background of the Engagement

In July 2009, the Joint Task Force engaged VMG Health as financial advisor to render a fairness opinion based on the relative valuations of their respective businesses. Under the terms of the VMG Health engagement, USMD, UANT and Ventures agreed to pay VMG Health an aggregate fee of $188,200, none of which is contingent upon the consummation of the Contribution. In addition, the parties have agreed to reimburse VMG Health for its expenses, including fees, disbursements and other charges of counsel, and to indemnify VMG Health and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

On September 8, 2010, VMG Health delivered its written opinion to the Joint Task Force to the effect that, as of such date and based upon and subject to the matters and assumptions set forth in such opinion, the relative allocation established by the Contribution Agreement of the consideration to be received by USMD shareholders and by Ventures, taken in the aggregate, was fair, from a financial point of view, to the USMD shareholders and to Ventures.

In November 2010, the Joint Task Force engaged VMG Health to provide a new fairness opinion using the financial information available through December 31, 2010. Under the terms of the new VMG Health engagement, USMD, UANT and Ventures agreed to pay VMG Health an aggregate fee of $76,000, none of which was contingent upon the completion of the Contribution. In addition, the parties have agreed to reimburse VMG Health for its expenses, including fees, disbursements and other charges of counsel, and to indemnify VMG Health and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

On February 2, 2011, VMG Health delivered a new fairness opinion to the Joint Task Force to the effect that, as of such date and based upon and subject to the matters and assumptions set forth in such opinion, the relative allocation established by the Contribution Agreement of the consideration to be received by the USMD shareholders and by Ventures, taken in the aggregate, was fair from a financial point of view to the USMD shareholders and Ventures.

In addition to the fairness opinions delivered on September 8, 2010 and February 2, 2011, VMG Health has provided additional valuation and financial advisory services to USMD, UANT and Ventures in the past and is expected to provide such services in 2011. For 2009 and 2010 and the first three months of 2011, USMD, UANT and Ventures have collectively paid VMG Health an aggregate of approximately $92,710 in fees for additional valuation and financial advisory services not related to the fairness opinions, and expect to pay approximately $55,650 during the remainder of 2011 for such services.

The full text of VMG Health’s written fairness opinion, dated February 2, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. VMG Health provided its opinion for the information and assistance of the Joint Task Force in connection with their consideration of the Contribution. The VMG Health opinion is not a recommendation as to how any holder of USMD common stock or partner of UANT or Ventures should vote or make any election with respect to the Contribution or any other matter.

Assumptions and Methodologies Used

The USMD shareholders and the Ventures’ partners are encouraged to read the opinion carefully in its entirety. VMG Health’s opinion was provided for the benefit of the Joint Task Force, in connection with, and for the purpose of, their evaluation of the relative allocation of the consideration issued pursuant to the Contribution Agreement from a financial point of view and does not address any other aspect of the Contribution or any related transaction. The opinion does not address the relative merits of the Contribution or any related transaction as compared to other business strategies or transactions that might be available to USMD, UANT and Ventures or with respect to their underlying business decisions to effect the Contribution or any related transaction. The opinion does not constitute a recommendation to any holder as to how to vote or act with respect to the Contribution or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, VMG Health, among other things:

•	reviewed the Contribution Agreement;

•	reviewed the financial data of USMD, UANT and Ventures for the fiscal years ended December 31, 2008, 2009 and 2010;

•

reviewed financial forecasts and estimates for 34 separate business units and partnership interests held by USMD, UANT and Ventures for fiscal years 2011 through 2015 prepared by managements of USMD, UANT and Ventures;

•	held discussions with the senior managements of USMD, UANT and Ventures with respect to the business and prospects of USMD, UANT and Ventures;

•	reviewed and analyzed certain publicly available financial data for companies that VMG Health deemed relevant in evaluating USMD, UANT and Ventures;

•	reviewed and analyzed certain publicly available information for transactions that VMG Health deemed relevant in evaluating the relative allocations;

•

reviewed and analyzed selected operational metrics of USMD, UANT and Ventures using historical financial data of USMD, UANT and Ventures and financial forecasts and estimates relating to USMD, UANT and Ventures prepared by the managements of USMD, UANT and Ventures; and

•	performed such other analyses, reviewed such other information and considered such other factors as VMG Health deemed appropriate.

For purposes of rendering its opinion described above, VMG Health relied upon and assumed, without assuming any responsibility for independent verification or investigation, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by VMG Health, and VMG Health did not assume any liability for any such information. In that regard, VMG Health assumed, with the consent of USMD, UANT and Ventures, the accuracy and completeness of any such information provided by or discussed with USMD, UANT, Ventures and their respective employees, representatives and affiliates or otherwise reviewed by VMG Health. With respect to the financial forecasts and estimates relating to USMD, UANT and Ventures utilized in VMG Health’s analyses, VMG Health was advised and, at the direction of the managements of USMD, UANT and Ventures and with USMD’s, UANT’s and Ventures’ consent, assumed, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of USMD, UANT and Ventures, as the case may be, as to the future financial condition and operating results of USMD, UANT and Ventures and such strategic benefits and that the financial results reflected in such forecasts and estimates would be achieved at the times and in the amounts projected. VMG Health also assumed, with USMD’s, UANT’s and Ventures’ consent, that the Contribution and related transactions would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third-party approvals, consents and releases with respect to the Contribution or any related transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on USMD, UANT, Ventures or the Contribution. VMG Health neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of USMD, UANT or Ventures.

VMG Health’s opinion relates solely to the relative values of USMD, UANT and Ventures as of December 31, 2010. VMG Health did not express any opinion as to the underlying valuation, future performance or long-term viability of USMD, UANT or Ventures, the actual value of Holdings common stock or the unsecured, subordinated promissory note when issued or the price at which Holdings common stock would trade at any time. VMG Health expressed no view as to, and its opinion did not address, the underlying business decision of USMD, UANT or Ventures to effect the Contribution or any related transaction, the relative merits of the Contribution or any related transaction as compared to any alternative business strategies that might exist for USMD, UANT or Ventures or the effect of any other transaction in which USMD, UANT or Ventures might engage. VMG Health’s opinion was necessarily based on the information available to it and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by VMG Health on the date of its analyses, December 31, 2010. In addition, VMG Health did not express any opinion as to the impact of the transactions contemplated by the Contribution Agreement on the solvency or viability of USMD, UANT, Ventures or Holdings or the ability of USMD, UANT, Ventures or Holdings to pay their respective obligations when they come due, and its opinion did not address any legal, regulatory, tax or accounting matters. The credit, financial and stock markets were experiencing unusual volatility as of the date of VMG Health’s analyses and VMG Health expressed no opinion or view as to the potential effects, if any, of such volatility on USMD, UANT, Ventures or the proposed Contribution. Although subsequent developments may affect its opinion, VMG Health does not have any obligation to update, revise or reaffirm its opinion. Except as described above, USMD, UANT and Ventures imposed no other instructions or limitations on VMG Health with respect to the investigations made or the procedures followed by it in rendering its opinion.

This summary is not a complete description of VMG Health’s opinion or the financial analyses performed and factors considered by VMG Health in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. VMG Health arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, VMG Health believes that its analyses and this summary must be considered as a whole, and that selecting portions of its analyses and factors or focusing on information presented in the summary, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying VMG Health’s analyses and opinion.

In performing its analyses, VMG Health considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its analyses, December 31, 2010, many of which are beyond the control of USMD, UANT and Ventures. No company or transaction used in the analyses is identical to USMD, UANT, Ventures or the Contribution, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed.

The forecasts and estimates contained in VMG Health’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the forecasts and estimates used in, and the results derived from, VMG Health’s analyses are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the Contribution were determined through negotiation between USMD, UANT and Ventures, and the decisions to enter into the transaction were solely those of USMD’s board of directors, UANT’s board of directors, the Ventures managing partner and the Ventures Task Force. VMG Health’s opinion and financial analyses were only one of many factors considered by USMD’s board of directors, UANT’s board of directors, the Ventures managing partner and the Ventures Task Force in their evaluation of the Contribution and should not be viewed as determinative of the views of any party’s management with respect to the Contribution or any provisions of the Contribution Agreement.

Financial Analyses Performed

The following is a summary of the material financial analyses delivered by VMG Health to the Joint Task Force in connection with rendering VMG Health’s fairness opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by VMG Health, nor does the order of analyses described represent relative importance or weight given to those analyses by VMG Health. The summaries alone do not constitute a complete description of VMG Health’s financial analyses.

In connection with its engagement, VMG Health analyzed the various healthcare business and partnership interests owned by USMD, UANT and Ventures as of December 31, 2010. The businesses and partnership interests included urology physician services, specialty hospitals, lithotripsy, diagnostic imaging, radiation therapy, and anatomical and clinical laboratories. VMG Health analyzed operational and financial data for each business or partnership interest held by each of USMD, UANT and Ventures and reviewed comparable companies and transactions related to each such business and partnership interest, in each case as of December 31, 2010. Due to the large number of businesses and partnership interests, and the lack of any comparable companies or transactions similar to the combined operations of any of USMD, UANT or Ventures, Holdings has not listed these comparable companies and transactions in this Prospectus as they would not be meaningful. A summary of the methodologies used in the valuation process are listed below.

Market Approach – Guideline Company Method

The Guideline Company Method is a subset of the Market Approach and establishes value through a comparative analysis of similar publicly traded companies active in similar healthcare industry sectors. The comparison is based on published data regarding the public companies’ stock price and earnings, revenues, and pricing multiples. VMG Health’s review revealed key differences between USMD, UANT and Ventures and publicly traded companies such as size, capital structure, access to capital, product diversification, geographic diversification, and risk. After review of available guideline companies in each appropriate healthcare market segment, VMG Health considered but did not rely on the Guideline Company Method to value the business units and partnership interests owned by USMD, UANT, and Ventures.

Market Approach – Merger and Acquisition Method

The Merger and Acquisition Method is a subset of the Market Approach and calculates a mathematical relationship between or among variables of similar transactions. VMG Health analyzed pricing multiples of historical transactions of similar healthcare companies in each specific healthcare segment. The majority of the available transaction data reviewed lacked comparability to the subject businesses because important elements of the transaction were omitted, including what exact assets are being acquired, what liabilities are being assumed, and what relevant agreements may be tied to the transaction. After a review of individual transactions in each appropriate healthcare segment, VMG Health partially relied on the Merger and Acquisition Method to value the USMD Arlington Hospital and USMD Fort Worth Hospital. VMG Health considered but did not rely on the Merger and Acquisition Method to value all other business units and partnerships of USMD, UANT, and Ventures.

Income Approach – Discounted Cash Flow Analysis

The Income Approach methodology uses a Discounted Cash Flow analysis to establish the value of a company under the premise that the value of a company may be quantified by the future economic benefit it creates. Application of the discounted cash flow analysis requires projection of the free cash flows of the business over its anticipated economic life, which are then discounted to present value using a risk adjusted rate of return (also called a discount rate). VMG Health applied and primarily relied on a Discounted Cash Flow analysis to value each healthcare business owned or operated by USMD, UANT, and Ventures, which incorporated discount rates ranging from 15.0% to 18.0%. To derive the discount rates used in the Discounted

Cash Flow analysis, VMG Health used a weighted average cost of capital for each business unit or partnership interest, which incorporates the cost of debt and equity capital. The discount rate calculation included the following components: the risk free rate, the equity risk premium, the industry risk premium, the small company risk premium, and a specific company risk premium for each individual business unit or investment. The specific company risk quantifies the risk associated with the operations of the company, or the “systemic risk” of the company. The cost of debt is included in the calculation based on average industry capital structure.

Cost Approach

The Cost Approach, also known as the asset or build-up approach, is a method that attempts to value a business by identifying and valuing each tangible and intangible asset. The valuation premise used in this method may be one of the following: value in continued use as part of a going concern; value in place as part of a mass assemblage of assets; and, value in exchange as part of an orderly disposition or forced liquidation.

The Cost Approach can be considered to provide a “floor” or lowest minimum value related to a business. This method may be an appropriate method when the Market Approach and Income Approach produce a value lower than the Cost Approach. In determining the applicability of the Cost Approach, we must also consider the earnings generated by the business as indicated in its historical and projected financial statements. Under this approach, the identified tangible and intangible assets are valued based on the cost associated with “recreating” each asset.

VMG Health used the Cost Approach methodology in part to value the assets of the non-ancillary professional practice of UANT, but not for other business units or investments in partnership interests because this methodology did not adequately reflect the going concern and intangible asset values of such other units and investments.

As part of its financial advisory and valuation activities, VMG Health engages in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, restructurings, and valuations for corporate and other purposes. VMG Health is experienced in these activities. VMG Health received a fee in connection with the delivery of its opinion. VMG Health has also provided in the past and is currently providing valuation and financial advisory services to USMD, UANT and Ventures, for which VMG Health has been paid or expects to be paid fees. In addition, USMD, UANT and Ventures reimbursed VMG Health for expenses incurred in connection with rendering its opinion and will reimburse VMG Health for additional expenses and indemnify VMG Health against potential liabilities arising out of its services provided pursuant to issuing its opinion. VMG Health may in the future provide financial advisory, investment banking, or other services to USMD, UANT, Ventures and Holdings or their respective affiliates for which VMG Health would expect to receive compensation.

Interests in the Transaction of the Managing Partner of Ventures and of the Directors and Officers of USMD

There is a substantial degree of cross ownership and interrelated management among UANT, Ventures and USMD. UANT and Ventures have identical ownership and all of the partners of UANT and Ventures own shares of USMD common stock. Further, Dr. John House, who is the managing partner of Ventures, is also Chairman of the Board, Chief Executive Officer and President of USMD and directly holds a substantial ownership interest in USMD. Mr. Thomas Hall, the Chief Executive Officer of UANT, has no ownership interest in UANT but is a shareholder of USMD. Three of the five USMD directors (and three of the six Holdings directors) are partners in UANT. Dr. House currently beneficially owns approximately 19% of the common stock of USMD and beneficially owns an approximately 2.4% partnership interest in Ventures. In addition, Dr. Patrick Collini and Dr. James Saalfield, two members of the USMD board of directors, are partners in Ventures. Drs. Collini and Saalfield each currently hold less than 1% of the common stock of USMD and an approximately 2.4% partnership interest in Ventures. None of the remaining officers of USMD hold partnership interests in Ventures, but Mr. Thomas Hall, the Chief Executive Officer of UANT, holds approximately 1% of the USMD common stock.

Transaction Consideration and Adjustments

The consideration for the Contribution will consist of 10 million shares of Holdings common stock (allocated between Ventures and the holders of USMD common stock as indicated below), the $30 million Note issued to Ventures, and options granted to Ventures to purchase shares of Holdings common stock.

The parties have agreed that Ventures will contribute a portion of Ventures’ assets totaling $30 million in value in exchange for the Note, which is unsecured and subordinated. The Note carries a 12.5% rate of interest and is payable in 120 equal monthly payments. Ventures will then contribute the remainder of its assets to Holdings in exchange for shares of Holdings common stock. The USMD shareholders will contribute all of their equity interests in USMD to Holdings (either directly or indirectly as noted below) in exchange for shares of Holdings common stock or of Ventures partnership interests. The contribution to Holdings made by certain USMD shareholders will be treated as first being contributed to Ventures in exchange for partnership interests in Ventures, and then contributed by Ventures to Holdings in exchange for shares of Holdings common stock. The contribution to Holdings made by the remaining USMD shareholders will be contributed by such holders directly to Holdings.

The Contribution Agreement provides a formula and related schedules for allocating the number of shares of common stock that each USMD shareholder and Ventures will receive at the closing of the Contribution. The formula will utilize the fair market values of the individual business lines and investment of USMD, UANT and Ventures as of December 31, 2010. In determining the fair market values of the individual business lines and investments, USMD, UANT and Ventures prepared multi-year financial forecasts for each of their respective business lines and investments and provided these forecasts to each other for review and discussion. The parties also provided historical financial information and the financial forecasts to VMG Health for VMG Health’s evaluation in connection with its fairness opinion. The results of VMG Health’s preliminary analyses of the valuation of each of the individual business lines and investments were presented to the Joint Task Force for review, feedback and discussion. The parties further provided each other and VMG Health with information regarding their percentage ownership of certain investments, debt balances as of December 31, 2010, net working capital adjustments and deferred payment obligations.

The formula is based on the fair market values of the various businesses and investments that comprise USMD, UANT and Ventures and was derived from the financial analyses conducted by VMG Health and the parties using the financial statements of USMD, UANT and Ventures for the fiscal years ended December 31, 2008, 2009 and 2010 and the financial forecasts and estimates for each of the business units and investments held by USMD, UANT and Ventures as prepared by each of the parties. The valuations were primarily based on an analysis using an income approach—discounted cash flow methodology. The analysis included each business unit’s assumptions regarding 1) the development of new businesses and organic growth rates specific to it, 2) in the case of the hospitals, the managed care reimbursement rates, 3) discount rates, which ranged from 15% to 18% and were developed by each business unit using a weighted average cost of capital analysis, and 4) the costs savings or increases, and any capital expenditure requirements, associated with any new initiatives developed by such business unit. See “The Transaction—Fairness Opinion of VMG Health.”

As of December 31, 2010, the parties determined that the fair value of the contributions made to Holdings by the USMD shareholders and by Ventures at $87.9 million and $109.1 million, respectively. The parties agreed to adjust such valuations to reflect 1) the amount of debt (on a consolidated basis to include debt held at the subsidiary level) owed by USMD, UANT and by Ventures on the closing date of the Contribution, 2) the amount of deferred payment obligations to certain UANT partners as of the closing date of the Contribution, 3) any changes in ownership percentages of the assets or investments held by UANT, Ventures or USMD as of the closing date of the Contribution, and 4) the amount of any net working capital adjustments from the execution date of the Contribution Agreement to the closing date of the Contribution. The deferred payment obligations represent obligations of UANT to make certain payments to former partners associated with the redemption of their partnership interests. As of March 31, 2011, these deferred payment obligations totaled approximately $106,000.

The following chart shows the calculation of the fair market values of USMD and, on a combined basis, of UANT and Ventures with the adjustments for indebtedness, deferred payment obligations and working capital as of December 31, 2010:

	Total Equity Value	USMD Enterprise Value		UANT/Ventures Enterprise Value
Entity		% Own	$ Value	% Own	$ Value
USMD Arlington Hospital	$123,230,000	5%	$6,161,500	23%	$27,886,949
USMD Fort Worth Hospital	$26,400,000	20%	$5,280,000	11%	$2,872,320
USMD Hospital Division	$31,880,000	100%	$31,880,000
USMD Cancer Division	$27,450,000	100%	$27,450,000
Willowbrook Cancer Center	$5,990,000	30%	$1,797,000
USMD Lithotripsy Division	$5,550,000	100%	$5,550,000
USMD Investments in Lithotripsy Partnerships	$9,790,000	Varies	$9,790,000
UANT Cancer Treatment	$46,290,000			100%	$46,290,000
UANT Imaging	$4,730,000			100%	$4,730,000
UANT Lab	$7,890,000			100%	$7,890,000
UANT Research	$880,000			100%	$880,000
UANT Physician Practice	$5,370,000			100%	$5,370,000
MetroStone Management	$9,160,000			89%	$8,111,180
Dallas Stone Management	$9,030,000			34%	$3,074,715
N. Texas Stone Management	$5,380,000			30%	$1,614,000
Waxahachie Surgery Center				4.5%	$41,000
Trinity MC, LLC				1.1%	$200,000
Rocky Mountain Medical Center				0.9%	$180,000

Gross Enterprise Value			$87,908,500		$109,140,164
Adjusted for:
Deferred Payment Obligations			$—		$(186,000)
Working Capital			$3,270,000		$(3,294,000)

Net Enterprise Value			$91,178,500		$105,660,164
Less: Total Debt			(8,420,000)		(16,000,000)

Adjusted Equity Value			$82,758,500		$89,660,164
Less: Holdings Note			—		$(30,000,000)

Equity Contributions			$82,758,500		$59,660,164
Relative Value of Equity Contribution			58.1%		41.9%

Had the Contribution closed on December 31, 2010, the value of the USMD shares, adjusted as indicated above, that would have been contributed to Holdings in exchange for shares of Holdings common stock was approximately $82.8 million, and the value of the Ventures assets (excluding the value of the assets Ventures will contribute to Holdings in exchange for the Note) adjusted as indicated above, that would have been contributed to Holdings in exchange for shares of Holdings common stock was approximately $59.7 million.

Without giving effect to any further adjustments, as of December 31, 2010, the USMD shareholders would have been allocated 5,810,931 shares of the 10,000,000 shares of Holdings common stock in exchange for their shares of USMD common stock. Ventures would have been allocated 4,189,069 shares of the 10,000,000 shares of Holdings common stock in exchange for its asset contribution to Holdings. However, Ventures would have been issued a total of 8,791,939 Holdings shares (of the 10,000,000 shares to be issued for the Contribution), which would have consisted of (i) 4,189,069 shares it would have received for the contribution of its assets to Holdings, and (ii) 4,602,870 shares it would have received from those USMD shareholders who are contributing to Holdings indirectly through Ventures. The USMD shareholders who are contributing directly to Holdings would have received 1,208,061 shares of Holdings common stock in exchange for their shares of USMD common stock.

In the event that USMD and Ventures are unable to agree upon the any of the adjustments noted above, they have agreed to submit such matter to a nationally recognizable accounting firm mutually agreed upon by the parties, who will make the final determination with respect to the correctness of the adjustments in light of the terms and provisions of the Contribution Agreement.

Contemporaneous Transactions

Currently, UANT and Ventures are affiliated entities with identical ownership and management. Ventures’ assets consist of a 22.6% ownership interest in USMD Arlington Hospital, a 10.9% ownership interest in USMD Fort Worth Hospital, a 0.9% interest in Rocky Mountain Medical Center, LP (dba North Texas Hospital) and a 1.1% interest in Trinity MC, LLC (dba Baylor Medical Center of Carrollton). Before the closing of the Contribution. Ventures and UANT will take the following actions in preparation of the Contribution:

•	Ventures will file articles of conversion to convert from a Texas limited liability partnership to a Texas limited partnership;

•	UANT will file articles of conversion to convert from a Texas limited partnership to a Texas professional limited liability company; and

•

Ventures will form a limited liability company as a wholly-owned subsidiary, and UANT will merge with such newly formed entity, with UANT remaining as the surviving entity. As a result, Ventures will own 100% of the outstanding equity interests of UANT in addition to the interests it currently owns.

Subsequent Transfers of UANT Business Units

As part of the Contribution, Ventures will contribute all of its assets directly to Holdings and, as a result, Holdings will directly own 100% of the equity interests of UANT. After the Contribution is completed and as part of a restructuring to operate the businesses in a more efficient manner, Holdings will make subsequent transfers or contributions of certain business units of UANT and of its ownership interests in UANT to certain of its wholly-owned subsidiaries. As part of this restructuring, Holdings will separate and operate independently from UANT, UANT’s cancer treatment business unit, its anatomical and clinical laboratory business unit, and its diagnostic imaging business unit. Holdings will then contribute UANT without these business units to USMD Physician Services and UANT, as a wholly-owned subsidiary of USMD Physician Services, will provide professional medical and surgical services and other limited ancillary services through its physician employees.

In the event that Holdings is unable to operate as a separate business unit all or part of any of the business units discussed above due to delays in the licensing, permitting, inspection, payer enrollment processes or for any other reason, UANT will continue to operate those business units in a manner consistent with current business practices until Holdings is able to assume those operations. Accordingly, during that time period, Holdings will be entitled to deduct 97.3% of the monthly net income generated by the business units retained by UANT from each monthly payment then due to Ventures under the Note. Holdings will continue to offset its monthly Note payment by the amount of net income for that month until the portion of the business units that were retained are transferred to and operated by Holdings.

Effective Time of Transaction

The Company expects Contribution to be effected during the third quarter of 2011.

Third-Party Consents

Certain of the agreements USMD or UANT have entered into with third parties prohibit certain of the actions to be taken as part of the Contribution (for example, the sale of substantially all of UANT’s assets to Holdings) without the prior consent of the other party to such agreement. In order to complete the Contribution, we must secure the consents of these third parties.

U.S. Federal Income Tax Consequences of the Transaction

THE DISCUSSION OF U.S. FEDERAL AND STATE TAX ISSUES SET FORTH IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE LEGAL OR TAX ADVICE TO ANY PERSON AND IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH USMD SHAREHOLDER, VENTURES AND THE VENTURE PARTNERS SHOULD SEEK ADVICE BASED ON SUCH PERSON’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

General

The following is a general summary of the material federal income tax consequences of the Contribution and an investment in Holdings common stock based upon the opinion of legal counsel of Holdings. No information regarding state and local taxes is provided, other than a brief summary of some aspects of state tax law set forth under the heading “State and Local Taxes” below. Each prospective Holdings shareholder should consult his or her tax advisor concerning the impact that the Contribution and an investment in Holdings common stock may have on his or her federal income tax liability and the application of state and local income and other tax laws.

The following summary of the tax aspects is based on the Code, on existing Treasury Department regulations (“Treasury Regulations”), and on administrative rulings and judicial decisions interpreting the Code. Tax legislation may be enacted in the future that will affect Holdings and its shareholders. Legislative or administrative changes and judicial decisions could modify or change completely the statements expressed below concerning the federal income tax consequences of the Contribution or an investment in Holdings common stock. Additionally, the interpretation of existing laws and Treasury Regulations described below may be challenged by the IRS. If successful, such a challenge could result in adjustments to a shareholder’s individual return. No assurances can be given that the IRS will agree with the federal income tax consequences as described.

This discussion covers only income tax matters and does not address any other U.S. federal, state, local or foreign tax considerations. This discussion is necessarily general, and the actual tax and financial consequences for each prospective shareholder of Holdings will vary depending upon each shareholder’s individual circumstances. This discussion does not consider the particular circumstances of each prospective shareholder and is not intended to be applicable to all categories of shareholders, some of whom may hold their common stock as other than a capital asset, such as banks, thrifts, insurance companies, dealers in securities or persons who adopt a mark-to-market method of accounting.

The following summary of tax aspects generally assumes that the shareholder is an individual and a U.S. citizen or resident. The following discussion is only a summary and is limited to those areas of federal income tax law that are considered to be material. Accordingly, prospective shareholders are urged to consult their tax advisors about their individual circumstances. In evaluating an investment in Holdings common stock, a prospective shareholder should take into account the cost of obtaining such advice.

Tax Structure of the Contribution

For federal income tax purposes, the Contribution is intended to qualify as an exchange pursuant to Section 351 of the Code. If the Contribution qualifies as an exchange under Code Section 351, then the receipt of the Holdings common stock should not be taxable (though the receipt of the $30 million promissory note and the options to acquire Holdings common stock will be as described below). One requirement of Section 351 is that immediately after the Contribution, the contributing parties control Holdings. For these purposes, “control” means the ownership of 80% or more of the total combined voting power of all classes of stock entitled to vote, and 80% of the total number of shares of all other classes of stock of Holdings. We anticipate this requirement will be satisfied. However, if additional shares of capital stock of Holdings are issued by it, or if contributing parties convey their shares of Holdings common stock to other persons, such that the control test is not satisfied, then the Contribution could be a taxable transaction to all of the contributing parties.

A second requirement of Section 351 is that the contributing parties receive only common stock or certain types of preferred stock (“Qualifying Consideration”) in the exchange. In the Contribution, Ventures will receive shares of Holdings common stock, the $30 million Note and options to purchase shares of Holdings common stock. Neither the Note nor the options are considered Qualifying Consideration. In a Section 351 exchange, if the transferor of property (in this case, Ventures) receives consideration other than Qualifying Consideration in the exchange, then the transferor must recognize any gain realized on the exchange but only up to the fair market value of the non-Qualifying Consideration it receives. Accordingly, should the aggregate fair market value of the consideration Ventures receives exceed the adjusted basis of the assets it contributes as part of the Contribution, Ventures will realize a taxable gain and such gain will be recognized but only to the extent of the fair market value of the non-Qualifying Consideration. Such gain, if any, would be allocated to the partners of Ventures in accordance with its partnership agreement.

Tax Implications to USMD Shareholders upon the Contribution of Common Stock to Ventures

For USMD shareholders that are contributing (or are treated as contributing) USMD common stock to Ventures prior to Venture’s contribution of such stock to Holdings, the contribution of such stock to Ventures should be treated as a tax free exchange, and no income, gain or loss should be recognized for federal income tax purposes by such USMD shareholders pursuant to Section 721 of the Code. For federal income tax purposes, the tax basis of the partnership interest in Ventures received by a USMD shareholder will be the same as the tax basis of the shares of USMD common stock he or she contributed (or deemed contributed) to Ventures, and the holding period of such partnership interest will include the period during which the holder held the USMD common stock that was contributed to Ventures, provided that the USMD common stock surrendered was held as a capital asset on the date of the exchange.

Tax Implications to USMD Shareholders Who Contribute Appreciated USMD Common Stock to Ventures

Under Section 704(c) of the Code, gain recognized by Ventures with respect to USMD common stock contributed to it by USMD shareholders, or with respect to the Holdings common stock it received in exchange for such USMD shares, will be allocated to those contributing USMD shareholders at the time the gain is recognized, but only to the extent such gain was attributable to appreciation that occurred prior to the contribution of such USMD shares to Ventures. The USMD shareholders who contributed the USMD shares to Ventures will be required to report the taxable gain on their individual tax returns and pay any corresponding tax.

Tax Implications of the Conversion of USMD Options into Holdings Options

Section 424 of the Code provides generally that the exchange of options in a corporate transaction will be tax free to the exchanging option holders if the economic position of the option holders does not improve as a part of the exchange, the rights of the option holders under the old option are cancelled and the optionee under the old option loses all rights under the old option. Under the Contribution Agreement, the option holders’ rights under the old options will be cancelled and all rights under such options lost. To determine that there is no improvement in the economic position of the option holders, two formulas are applied. First, the excess of the aggregate fair market value of the new option shares less the exercise price for the new option shares may not exceed the excess of the aggregate fair market value of the old option shares less the exercise price for the old shares. Secondly, the quotient determined by dividing the exercise price of the new option shares by the aggregate fair market value of the new option shares must not be greater than the quotient determined by dividing the exercise price for the old option shares by the aggregate fair market value of the old option shares. It is anticipated that the exchange of options contemplated as a part of the Contribution will satisfy the requirements of Code Section 424 and will therefore be tax free to the exchanging option holders.

Tax Implications on Disposition of Ventures’ Assets by Holdings

Under Code Section 453, if Holdings disposes of any of the assets it purchases from Ventures within two years of the date of purchase and if at the time of such disposition the Note has not been paid in full, then the amount realized by Holdings on its disposition of assets acquired from Ventures will also be treated as having been paid to Ventures on the Note, irrespective of whether or not a payment is actually made.

Interest Payments on Deferred Note Gain

Under certain circumstances, non-dealers who sell property on an installment basis are required to pay interest on the deferred tax liability inherent in the installment note. This rule applies if the installment sale exceeds $150,000, and the face amount of all such obligations held by the subject taxpayer that arose from sales during the year and remain outstanding at the close of the year exceeds $5,000,000. For partnerships such as Ventures, the $5,000,000 threshold is applied, and the interest charge is computed, at the partner level rather than at the entity level. The deferred tax liability for any taxable year with respect to an installment obligation is the amount of the still unrecognized gain in the obligation as of the close of the taxable year multiplied by the applicable maximum rate of tax of the taxpayer in effect for that year. The interest rate applicable to the deferred tax liability is an amount equal to the underpayment rate under Code Section 6621(a)(2) in effect for the month in which the taxable year ends. Thus, partners of Ventures to whom this rule applies will be obligated to pay interest on the deferred gain on the portion of the Note attributable to such partners. The interest charge is added to and payable as an additional tax for the year.

Tax Implications of the Contribution to Holdings and Its Subsidiaries

For federal income tax purposes, no gain or loss will be recognized by Holdings or its subsidiaries as a result of the Contribution.

Taxation of Holdings

Holdings will be treated as a regular “C” corporation for U.S. federal income tax purposes. Thus, the income, gains, losses, deductions and expenses of Holdings will not pass through to its shareholders, and all distributions by Holdings to its shareholders will be treated as dividends, returns of capital and/or gains.

Tax Implications to Ventures upon Receipt of the Options

Holdings will grant to Ventures options to purchase the number of shares of Holdings common stock that is equivalent to 657,500 shares of USMD common stock so that Ventures’ interest in Holdings is not diluted by virtue of the existing USMD stock options. The value of the option will be taxable to Ventures (and accordingly, its partners) upon receipt.

Tax Implications to the USMD Shareholders

For federal income tax purposes, no gain or loss will be recognized by the USMD shareholders (other than Ventures) on the exchange of their USMD common stock for shares of Holdings common stock pursuant to the Contribution. For federal income tax purposes, the tax basis of the shares of Holdings common stock received by each USMD shareholder pursuant to the Contribution will be the same as such shareholder’s basis in the USMD common stock surrendered in the Contribution, and the holding period of such Holdings common stock will include the period during which the shareholder held the USMD common stock surrendered in the Contribution, provided that the USMD common stock surrendered was held as a capital asset on the date of the exchange.

Tax Implications to Ventures and Its Partners of the Note

The tax implications to Ventures with respect to the shares of Holdings common stock that it receives will be the same as it is for the USMD shareholders. However, the receipt of the Note will have different tax results.

The Note is intended to be characterized as an installment note under Section 453 of the Code. As such, as a general rule, no taxable gain is realized upon the receipt of the Note in exchange for the transfer of Ventures’ assets to Holdings, but is instead deferred until principal payments are received on the Note. The portion of each Note payment attributable to interest will be taxable upon receipt. As principal payments are made, Ventures will recognize as taxable gain a portion of each principal payment. Generally speaking, the portion of each principal payment that will be taxable will be the excess of the payment amount over a ratable portion of Ventures’ adjusted tax basis in the Note. Ventures’ basis in the Note will be the amount by which (1) the sum of Ventures’ basis in the contributed property and any cash transferred to Holdings exceeds (2) the sum of the transferred liabilities that are not treated as money received under Code Section 357 plus the fair market value of the Holdings common stock received by Ventures. Notwithstanding the foregoing, the installment method is generally inapplicable to sales of depreciable property to related parties. The rule applies unless the taxpayer establishes that the disposition did not have as one of its principal purposes the avoidance of federal income tax. If this rule applies, then all payments to be received pursuant to a sale of depreciable property to a related party are treated as being received in the year of the sale, and are taxed as ordinary income. So too, gain attributable to the sale of inventory, accounts receivable and dealer property cannot be deferred with the use of an installment note. Accordingly, upon receipt of the Note, Ventures will immediately recognize taxable income to the extent that there is any depreciation recapture represented by the assets Ventures contributes to Holdings, and for such portion of the Note that represents the purchase price for inventory, accounts receivable or dealer property of Ventures. The depreciation recapture income and the gain attributable to the sale of inventory, accounts receivable and dealer property that is recognized on receipt of the Note will reduce the amount of gain that would otherwise be recognized on receipt of principal payments. The depreciation recapture income and the gain attributable to the sale of inventory, accounts receivable and dealer property will be taxed at ordinary income rates. This income will then flow through to the partners of Ventures and be reported on their individual tax returns. If, and to the extent, the Note is credited with 97.3% of the monthly net income generated by the business units retained by UANT, such amount should be treated as an adjustment to purchase price and not result in either a loss to UANT or income from the discharge of indebtedness to Holdings. See Description of Contribution and Purchase Agreement – Subordinated Promissory Note.” An adjustment to the purchase price should, correspondingly, reduce the cost basis Holdings has in the assets it acquired from Ventures. These results though, are based on the assumption that Holdings is neither in bankruptcy nor insolvent.

Sale or Other Disposition of Holdings Common Stock

A Holdings shareholder will generally recognize gain or loss upon the sale or other disposition of such shareholder’s Holdings common stock equal to the difference between the amount realized and the shareholder’s adjusted tax basis in Holdings common stock. As noted above, the tax basis of the Holdings common stock the shareholder received in the Contribution will generally be the adjusted tax basis of the assets contributed to Holdings in exchange for such stock, decreased by actual distributions from Holdings that are treated as a non-taxable reduction in the tax basis of such shareholder’s common stock and increased by any taxable gain recognized as a part of the Contribution. Any gain or loss recognized from a sale or other disposition of a shareholder’s Holdings common stock will be long-term capital gain or loss if the shareholder has held the common stock as a capital asset and the holding period applicable to such stock on the date of disposition is more than one year.

State and Local Taxes

In addition to the federal income tax consequences described above, prospective shareholders should consider potential state and local tax consequences of an investment in Holdings common stock. State and local laws often differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. Holdings may be subject to state and/or local tax (including unincorporated business tax), depending on the location and scope of Holdings activities.

Other Tax Aspects

Apart from the federal income tax consequences of the Contribution discussed in this Prospectus, no attempt has been made to determine the tax consequences to a holder of USMD common stock or Ventures partnership interests under the laws of any foreign country, state or jurisdiction. Holders of USMD common stock may be subject to special federal income tax treatment or to other taxes, such as state or local income taxes that may be imposed by various jurisdictions, and also may be subject to intangible property, estate and inheritance taxes in their state of domicile. Each holder should consult his own tax advisors to determine the particular tax consequences of the Contribution to the holder.

TREASURY DEPARTMENT CIRCULAR 230 (“CIRCULAR 230”) NOTICE.

TO ENSURE COMPLIANCE WITH CIRCULAR 230, PROSPECTIVE INVESTORS ARE NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS REGISTRATION STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING BY HOLDINGS OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS REGISTRATION STATEMENT; (C) COUNSEL TO THE FUND SHALL HAVE NO ACTIVE INVOLVEMENT IN THE PROMOTING, MARKETING OR RECOMMENDING OF AN INVESTMENT IN HOLDINGS AND THUS WILL RECEIVE NO COMPENSATION WITH RESPECT TO SUCH ACTIVITIES; AND (D) PROSPECTIVE INVESTORS SHOULD SEEK TAX ADVICE BASED UPON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

THE DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE CONTRIBUTION. MOREOVER, THE DISCUSSION SET FORTH ABOVE DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. IN ADDITION, THE DISCUSSION SET FORTH ABOVE DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE CONTRIBUTION AND DOES NOT ADDRESS THE TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE CONTRIBUTION.

Anticipated Accounting Treatment

The Contribution will be accounted for as an acquisition of UANT (including the accounts of Ventures), by USMD under the purchase method of accounting under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of the acquired company are, as of completion of the Contribution, recorded at their respective fair values and added to those of the acquiring company, including an amount for goodwill representing the difference between the purchase price and the fair value of the identifiable net assets. Financial statements of Holdings issued after consummation of the Contribution will reflect only the operations of UANT and Ventures after the Contribution and will not be restated retroactively to reflect the historical financial position or results of operations of the companies.

All unaudited pro forma financial information contained in this Prospectus has been prepared based on certain purchase method accounting assumptions and estimates to account for the Contribution. The measurement of the purchase price will be performed as of the date the Contribution is completed. See “Pro Forma Financial Data for Holdings” for additional information.

DESCRIPTION OF CONTRIBUTION AND PURCHASE AGREEMENT

Ventures, UANT, USMD and Holdings entered into the Contribution Agreement on August 19, 2010. The full text of the Contribution Agreement, as amended to date, is attached as Annex A to this Prospectus and is incorporated by reference into this Prospectus. Ventures and USMD urge you to read the Contribution Agreement in its entirety for a more complete description of the terms and conditions of Contribution and related matters.

The representations and warranties described below and included in the Contribution Agreement were made by Ventures, UANT, USMD and Holdings to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Contribution Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. The Contribution Agreement is described in this Prospectus only to provide you with information regarding the material terms and conditions of the Contribution Agreement, and not to provide any other factual information regarding Ventures, UANT, USMD and Holdings, or their respective businesses. Accordingly, you should not rely on the representations and warranties in the Contribution Agreement as characterizations of the actual state of facts about Ventures, UANT, USMD or Holdings, and you should read the information provided elsewhere in this Prospectus for information regarding Ventures, UANT, USMD and Holdings and their respective businesses as this summary may not contain all of the information that may be important to you. See “Information About the Companies” for additional information.

General

Under the Contribution Agreement, Ventures will contribute all of its assets, including its equity interests in UANT, to Holdings in exchange for common stock issued by Holdings, a $30 million subordinated promissory note and options to purchase Holdings common stock. The USMD shareholders will contribute all of their equity interests in USMD to Holdings in exchange for common stock issued by Holdings (or in the case of certain USMD shareholders, in exchange for Ventures partnership interests as further detailed below). The Contribution Agreement was executed as of August 19, 2010.

Unless the parties agree to a different closing date or the Contribution Agreement is terminated pursuant to its terms, the closing of the Contribution will take place on the fifth business day after the satisfaction or waiver of all conditions to the obligations of the parties to consummate the Contribution, as provided in the Contribution Agreement. The parties intend to consummate the Contribution during the third quarter of 2011 but, because the Contribution is subject to a number of conditions, neither Ventures nor USMD can predict exactly when the Contribution will be consummated or if it will be consummated at all.

At the closing, Ventures will deliver to Holdings the bills of sale, instruments of assignment and other conveyance documents as are necessary to transfer, by contribution and by sale, all of its assets to Holdings, and, in exchange, Holdings will issue and deliver to Ventures certificates representing shares of its common stock, a promissory note in the amount of $30 million and option agreements. Also at the closing, the USMD shareholders will deliver to Holdings the bills of sale, assignments and other conveyance documents as are necessary to transfer all of their shares of USMD common stock to Holdings and, in exchange, Holdings will issue and deliver certificates representing shares of its common stock. Certain of the USMD shareholders desire that a portion of their shares of USMD common stock be first contributed to Ventures in exchange for partnership interests in Ventures. For convenience, these shareholders will transfer these shares directly to Holdings, but they will be treated as if they were first contributed to Ventures in exchange for partnership interests, followed by a contribution of such shares by Ventures to Holdings in exchange for common stock. Holdings will then issue its common stock directly to Ventures. See “Description of Contribution and Purchase Agreement – Contribution by USMD Shareholders” below for further information about these deemed contributions.

Each of the parties will prepare and deliver all other documents as required by the Contribution Agreement or as otherwise customary or as the other parties may reasonably request for the purpose of consummating the Contribution.

Consideration

The Contribution Agreement provides a formula and related schedules for allocating the number of shares of common stock that each USMD shareholder and Ventures will receive at the closing of the Contribution. The formula will utilize the fair market values of the individual business lines and investment of USMD, UANT and Ventures as of December 31, 2010. The parties agreed to adjust such valuation to reflect: (1) the amount of debt (on a consolidated basis to include debt held at the subsidiary level) owed by USMD and by Ventures on the closing date of the Contribution, (2) the deferred payment obligations to certain Ventures partners as of the closing date of the Contribution, (3) any changes in ownership percentages of the assets or investments held by Ventures or USMD as of the closing date of the Contribution, and (4) the amount of any net working capital adjustments from the execution date of the Contribution Agreement to the closing date of the Contribution. The deferred payment obligations represent obligations of UANT to make certain payments to former partners associated with the redemption of their partnership interests.

Contribution by Ventures

Promptly upon the closing of the Contribution, Ventures will transfer all of its assets, to Holdings in exchange for shares of Holdings common stock and the Holdings stock options.

Subordinated Promissory Note

The $30 million promissory note issued by Holdings to Ventures (the “Note”) will be unsecured and will bear an annual interest rate of 12.5%. The Note matures on [                    ], 2021, ten years from the date of issuance, and is payable in 120 equal monthly installments of principal and interest. The payment will commence on the last day of the first month following the closing of the Contribution and will be payable on the last day of each subsequent month until maturity. The Note is structured to allow Holdings to prepay any or all of the principal amount of the Note at any time without premium or penalty. Holdings may not assign the Note, or any of its rights, interests or obligations under the Note, to any person without the prior written consent of Ventures. Ventures, however, may assign the Note so long as the assignee expressly assumes all of its obligations under the Note, specifically the obligations relating to the Note’s subordination provisions. Upon Holdings’ failure to timely pay the Note payments or upon the bankruptcy or insolvency of Holdings, Ventures may accelerate the payments under the Note and declare the outstanding balance of the Note immediately due and payable.

The Note is subordinate and junior to all other indebtedness of Holdings for borrowed money owed to financial institutions. The provisions of the subordination will be as negotiated between Holdings, Ventures and the senior lenders but are expected to include standard subordination provisions as typically seen in a commercial financings of this nature.

Although considered part of the Contribution, certain of the assets, specifically certain business units of UANT, may not be immediately transferrable to Holdings upon closing of the Contribution due to delays in the licensing, permitting or for any other reason. In the event these assets are not immediately transferred to Holdings, Holdings will reduce or offset the amount of the monthly note payment payable under the Note by the amount of 97.3% of the adjusted net income retained by UANT. See “The Transaction – Subsequent Transfers of UANT Business Units” for further information about the note offset.

Contribution by USMD Shareholders

The USMD shareholders will transfer all of the outstanding shares of USMD common stock. As consideration for their contributions, the USMD shareholders (or their representatives) will receive shares of Holdings common stock.

Certain of the USMD shareholders desire to own equity interests in Ventures in addition to their equity interests in Holdings. In these instances, a portion of the USMD shares held by these shareholders will be treated as having been contributed first to Ventures, in exchange for limited partnership interests in Ventures, and then contributed by Ventures to Holdings in exchange for shares of Holdings common stock. The USMD shareholders who contribute their USMD shares to Ventures in exchange for Ventures partnership interests will be admitted to Ventures as limited partners.

Stock Option Conversion; Stock Option Grant and Employee Stock Grant

As of March 31, 2011, USMD had granted options to purchase an aggregate of 707,500 shares of USMD common stock (238,116 shares at an exercise price of $2.00 per USMD share, and 469,384 shares at an exercise price of $3.00 per USMD share) pursuant to the USMD Inc. 2007 Long Term Incentive Plan. On the date the Contribution closes, USMD anticipates granting (in addition to and separate from the options noted above) options to purchase shares of USMD common stock under the USMD Inc. 2007 Long Term Incentive Plan (at an exercise price of $3.00 per USMD share) to new hires made in anticipation of the integration of the businesses of USMD, UANT and Ventures and of Holdings thereafter operating as a publicly-held corporation. On the date the Contribution closes and pursuant to the USMD Holdings, Inc. 2010 Equity Compensation Plan, all outstanding stock options granted under the USMD Inc. 2007 Long Term Incentive Plan will be assumed under the USMD Holdings, Inc. 2010 Equity Compensation Plan and deemed to constitute stock options granted under the USMD Holdings, Inc. 2010 Equity Compensation Plan. The exercise price and number of shares issuable under these Holdings options will be determined by use of a conversion formula that is based on the number of shares of USMD common stock outstanding relative to the number of shares of Holdings common stock that will be outstanding upon the Contribution. The exchange of those options is intended to be tax free for federal income tax purposes.

On the date the Contribution is effected, Holdings will grant to Ventures options to purchase the number of Holdings shares that is equivalent to 657,500 shares of USMD common stock so that Ventures’ interest in Holdings is not diluted by virtue of the existing USMD stock options. The exercise price and number of shares issuable under these Holdings options will be determined by use of the conversion formula applicable to the USMD stock options.

In addition, the Contribution Agreement allows Holdings to issue up to 50,000 shares of Holdings common stock as restricted stock grants of 100 shares each to up to 500 employees of USMD and Ventures.

Representations and Warranties of the Parties

The Contribution Agreement contains customary representations and warranties of Ventures, UANT and USMD related to, among other things:

•	due organization, good standing and qualification;

•	corporate authority to enter into the Contribution Agreement and consummate the Contribution;

•	absence of conflicts with organizational documents and contracts and proper consents;

•	absence of material pending or threatened legal proceedings that could adversely affect the Contribution or result in a material adverse effect in their businesses;

•	ownership of, and good title to, the assets each party is contributing to Holdings;

•

conformity of the financial statements with accounting principles generally accepted in the United States and that the financial statements fairly present the financial condition and results of operations of the business;

•	absence of undisclosed liabilities;

•	validity, enforceability and status of agreements, contracts and commitments;

•	compliance with laws, including without limitation, regulatory compliance;

•	capitalization;

•	affiliated transactions; and

•	tax matters.

In addition, the Contribution Agreement contains customary representations and warranties of Holdings related to, among other things:

•	due organization, good standing and qualification;

•	corporate authority to enter into the Contribution Agreement and consummate the Contribution;

•	absence of conflicts with organizational documents and contracts and proper consents; and

•	capitalization.

The representations and warranties of all of the parties will survive the execution of the Contribution Agreement and the closing of the Contribution indefinitely and their accuracy forms the basis of one of the conditions to the obligations of the parties to complete the Contribution.

Covenants

Each of the parties agreed to undertake certain actions or uphold certain restrictions on it and its subsidiaries until the Contribution Agreement has been executed and the Contribution completed, including without limitation:

•	to satisfy all conditions precedent and to obtain any approvals, authorizations or consents necessary to consummate the Contribution;

•

to conduct its business in the ordinary course and to refrain from entering transactions not in ordinary course of business and from encumbering or disposing of material assets or incurring material liabilities;

•	to keep in confidence the Contribution Agreement and the Contribution;

•	to allow the other parties access to its premises, books, records and documents;

•	to provide notice to the other parties of any event or circumstance that could result in a breach of or inaccuracy in such party’s representations and warranties; and

•	to obtain releases for any guarantees made by partners of UANT or Ventures to third parties for any existing indebtedness.

Holdings agreed to prepare and file with the SEC a registration statement on Form S-4, a proxy statement and a form of proxy and to use its reasonable best efforts to cause the Form S-4 to be declared effective as promptly as practicable. Ventures and USMD each agreed to use their reasonable best efforts to cause such forms to be disseminated to their respective equity holders at the earlier practicable date after the Form S-4 Registration Statement has been declared effective. Finally, Holdings agreed to prepare and submit to NYSE Amex and/or to Nasdaq Stock Market, a listing application with respect to its shares of common stock and to use reasonable best efforts to obtain approval for such listing.

In the event that Holdings is unable to operate as a separate business unit all or part of any of the business units discussed above due to delays in the licensing, permitting, inspection, payer enrollment processes or for any other reason, UANT will continue to operate those business units in a manner consistent with current business practices until Holdings is able to assume those operations. Accordingly, during that time period, Holdings will be entitled to deduct 97.3% of the monthly net income generated by the business units retained by UANT from each monthly payment then due to Ventures under the $30 million promissory note. Holdings will continue to offset its monthly note payment by the amount of net income for that month until the portion of the diagnostic imaging business unit that was retained is transferred to and operated by Holdings.

Conditions to Completion of Transaction

The obligations of Ventures and USMD to consummate the Contribution are subject to the satisfaction (or waiver, if permissible) at or before the closing date of the Contribution Agreement of the following conditions:

•	each party has complied with and performed the terms, covenants and conditions of the Contribution Agreement;

•

all representations and warranties of the parties, and all certificates and other documents, are true and correct as of the date of execution of the Contribution Agreement and the date of closing of the Contribution;

•	the parties have received the required permits, licenses, contracts and third-party consents;

•	the Contribution Agreement and the Contribution have been approved by the necessary percentages of USMD shareholders and Ventures partners;

•	Holdings has met the “public company exception” of the Stark Law as set forth in 42 U.S.C. 1395nn;

•	each of the transaction documents are approved by the Joint Task Force jointly established by Ventures and USMD to facilitate the closing of the Contribution;

•	substantially all of the physicians who are members of UANT have entered into employment agreements with USMD Physician Services or an affiliate;

•	the S-4 Registration Statement was declared effective by the SEC; and

•	the shares of Holdings’ common stock were approved for quotation on the NYSE Amex or the Nasdaq Stock Market.

Termination and Termination Fees

The Contribution Agreement can only be terminated by the mutual consent of the parties or by one party if the obligations or covenants required of the other party in the Contribution Agreement have not been satisfied, fulfilled or waived, or if the Contribution has not been consummated by December 31, 2011.

If the Contribution Agreement is terminated because the Joint Task Force failed to approve any of the transaction documents, then USMD and Ventures will each pay one-half the reasonable out-of-pocket fees and expenses incurred by the parties since the execution of the Contribution Agreement. If the Contribution Agreement is terminated solely as a result of the failure of either USMD or Ventures to obtain the necessary approval of its equity holders to consummate the Contribution, then the party who failed to obtain such approval will be obligated to reimburse the other party for all of its reasonable out-of-pocket fees and expenses incurred on or after April 28, 2010, up to a maximum of $500,000.

INFORMATION ABOUT THE COMPANIES

UANT is a Texas limited liability partnership and a physician group practice that provides professional medical services in the medical specialty of urology. USMD is a for profit corporation that develops, operates, and manages entities that deliver diagnostic, therapeutic, and hospital-based healthcare services to patients with an emphasis on urological care. Ventures is a Texas limited liability partnership that was formed by the partners of UANT to hold certain passive investment interests of UANT. Holdings was formed in 2010 in contemplation of the Contribution by USMD and Ventures.

Holdings intends to continue to own and operate the existing lines of businesses that are currently owned and operated by USMD, UANT and Ventures. The growth and success of Holdings in the near term largely depends on Holdings’ ability to effectively manage its subsidiaries and its other health care providers in order to increase the number of patients served at existing facilities, to successfully open new facilities or expand existing facilities, to successfully integrate acquired facilities into existing operations, and to maintain productive relationships with physician and hospital partners.

In addition, Holdings hopes to vertically expand its business in the North Texas service area by developing or acquiring complementary physician group practices and ancillary healthcare service providers, and Holdings hopes to horizontally expand its business in other strategic service areas by developing strategic alliances with large integrated urology practices and expanding the medical service lines of those medical groups in those service areas. Holdings believes that the opportunity to execute its business combination with USMD, UANT and Ventures and to develop or acquire targeted physician group practices and ancillary healthcare service providers will place it in a position to achieve its goal of becoming a regional or national integrated urology health services company.

Following the Contribution and certain subsequent reorganizations (as further described in “The Transaction”), the organizational structure of Holdings will be as follows:

*	Certain of the USMD shareholders have elected to contribute a portion of their shares of USMD common stock to Ventures in exchange for partnership interests in Ventures. Ventures will then contribute these shares to Holdings in exchange for shares of Holdings common stock. As a result of this indirect contribution, upon consummation of the Contribution, the USMD shareholders contributing their USMD shares to Ventures will own approximately 52.4% of the Ventures partnership interests and the current Ventures partners will own approximately 47.6% of the Ventures partnership interests,. Ventures will hold approximately 88% of the outstanding shares of Holdings common stock and the USMD shareholders who elect to contribute their shares directly to Holdings will own approximately 12% of the outstanding shares of Holdings common stock.

Industry Overview

Urology

Urology is a surgical specialty that focuses on health issues related to the urinary tracts of males and females, and on the reproductive systems of males. Urologists diagnose, treat, and manage patients with urologic disorders relating to the kidney, adrenal gland, ureter, urinary bladder, prostate, urethra, and the male reproductive organs. Although urology is classified as a surgical specialty, a urologist is required to have knowledge of internal medicine, pediatrics, gynecology, and other specialties because of the wide variety of clinical problems the urologist may encounter. The typical education track for a urologist is four years of medical school, one to two years of general surgery training, and then three or four years of residency in urology. Some urologists continue their education after residency in a focused area of subspecialty, typically referred to as a fellowship.

Urology involves the study and treatment of many different organs and organ systems of the human body, and accordingly is often broken down into several subspecialties. The common urologic subspecialties include, but are not limited to: endourology and stone disease, laparoscopic and robotic surgery, urologic oncology, male infertility and reproductive disorders, pediatric urology, female urology and urinary incontinence, neurourology, and renal transplantation. Urologic surgical and therapeutic procedures are performed in clinical office settings, ambulatory surgery centers, specialized cancer treatment centers, and in general acute-care hospitals. Urologists utilize many diagnostic modalities and healthcare services to diagnose and develop treatment options for patients with urologic healthcare issues. Diagnostic medical services relied upon by urologists include but are not limited to: clinical laboratory and anatomical pathology, x-ray, ultrasound, computed tomography, magnetic resonance imaging, and video urodynamics.

The majority of practicing urologists are general urologists and the most common disorders evaluated and treated include, but are not limited to: urinary tract infection, urinary obstruction, including an enlarged prostate, incontinence, infertility, prostate cancer, and stone disease.

Urinary tract infections (“UTI”) affecting every age group in both sexes comprise a significant portion of the urologic practice. According to Smith’s General Urology, 16th Edition, it is estimated that 150 million patients are diagnosed with UTI yearly. UTI can produce pain, frequent urination, and occasionally loss of kidney function. Advances in the understanding of the causes of UTI, the development of new diagnostic tests, and the introduction of new antibacterial drugs have allowed urologists to appropriately tailor specific treatment for each patient.

Urology arose as a specialty distinct from general surgery primarily as a result of improved endoscopic treatments for obstructive uropathy, which is the structural blockage of urine flow. Benign prostatic hyperplasia (“BPH”), an enlarged prostate, can obstruct the flow of urine from the bladder. BPH is the most common benign tumor in men and its incidence increases with age. According to Smith’s General Urology, 16th Edition, the prevalence of BPH in autopsy studies rises from 20% in men aged 41-50, to 50% in men aged 51-60, and to >90% in men older than 80. There are many choices for the treatment of an enlarged prostate including medication, office procedures, and invasive surgery. The rapidly evolving discipline of urodynamics is a significant resource in the diagnosis and treatment of urologic obstruction.

According to the website of the National Association for Incontinence, urinary incontinence is a major health issue that affects an estimated 200 million people worldwide. The direct cost of incontinence in the United States alone approaches $19.5 billion according to the article “Costs of Urinary Incontinence and Overactive Bladder in the United States,” published in the March 2004 issue of Urology. Incontinence can result in major medical and psychological morbidity and occurs most commonly in women. There is increasing appreciation of and focus on urologic problems seen primarily in women, including stress and urge incontinence, painful bladder conditions, and pelvic prolapse. The diagnosis and therapy of urinary incontinence and pelvis floor prolapse constitute a significant part of most urology practices. New therapies, both surgical and non-surgical, are constantly being developed.

Assisting patients with family planning by performing vasectomy and vasectomy reversal is a daily part of urology practice. In addition, male sexual dysfunction and male infertility have virtually become new subspecialties. Continued improvements in the medical management of male infertility require a high level of expertise in the area of reproductive physiology, endocrinology, and microsurgery.

Prostate cancer is the most common cancer in men. Estimates by the National Cancer Institute predict nearly 218,000 new cases of prostate cancer diagnosed in 2010. Newer diagnostic methods for the detection of prostate cancer have recently emerged and currently the diagnosis and treatment of practice cancer remains a significant portion of the urologic practice. Treatment options for prostate cancer include, but are not limited to: observation and surveillance, radiation, laparoscopic assisted robotic surgery, cryosurgery, and hormone treatment. The development of multimodal therapy, in which two or more treatment options are used concurrently, may further improve treatment results of this very common malignancy.

According to the National Kidney and Urologic Diseases Information Clearinghouse, the lifetime risk of developing kidney stones is close to 10% of the population. There are more than 1 million cases of kidney stones diagnosed each year in the United States and the incidence is increasing. Urologists are concerned with expedient diagnosis and efficient treatment of stones. The recent advancement of rigid and flexible ureteroscopy, percutaneous techniques, and extracorporeal shock wave lithotripsy have greatly improved the capacity of the urologist to deal with problems related to stone disease.

The specialty of urology is constantly changing. Much of this change has been the result of improved technology. An increasingly important niche in urology service providers is the mobile urologic unit. Urologic mobile service providers supply minimally invasive urologic services from a mobile setting, thereby providing wider access to a broader set of people. Through mobile technology, hospitals are now able to provide services to their communities without the increased overhead costs associated with fixed site units. Patients can now benefit from new technology that is readily accessible in their own community.

Lithotripsy

Extracorporeal shock wave lithotripsy, or more commonly called lithotripsy, is a non-invasive procedure which uses shock waves to pulverize kidney stones. According to the National Kidney and Urologic Diseases Information Clearinghouse, an estimated 10% of Americans will suffer from kidney stones at some point in their life, and the incidence of kidney stones is increasing. A kidney stone is usually a hard mass that builds up gradually when various salt or mineral crystals deposit on the inner surfaces of the kidney. When stones grow so large that they cannot be passed out of the body easily, they obstruct the normal flow of urine, causing pain and possibly infection or kidney damage. Many stones are too large to pass out of the kidney while others may leave the kidney only to be lodged in the ureter, or rarely, at the outlet of the bladder. Kidney stone treatment methods include lithotripsy, drug therapy, endoscopic extraction or open surgery.

Treatment options for kidney stones vary depending on a number of factors, including: the composition of the stone, its location in the urinary tract system, and whether or not the stone causes urinary complications (i.e. blockage or infection). A large number of patients and physicians prefer lithotripsy over other treatment options because lithotripsy procedures are less invasive, require minimal anesthesia, and significant percentage kidney stones can be successfully treated with lithotripsy.

Lithotripsy is typically performed on an outpatient basis in an ambulatory surgery center or the outpatient department of a hospital, eliminating the need for lengthy hospital stays and extensive recovery periods associated with more invasive surgical procedures. Historically, the lithotripsy equipment required that the patient be submerged in a specially designed large tub of water. Modern technology, however, utilizes specially designed mobile treatment tables for the one hour procedure. High resolution x-ray systems and digital fluoroscopy assist in properly positioning the patient so the kidney or ureteral stone receives the strongest impact of the shock waves.

The lithotripter attempts to break up the stone with minimal collateral damage by using an externally-applied, focused high intensity acoustic pulse. The shock wave can be best characterized by a very rapid pressure ultrasound transmitted through the patient’s skin. The shock wave passes through the kidney and strikes the crystallized stone breaking up the stone into small particles. Eventually, the stone is flushed out of the kidney or ureter during normal urination.

Diagnostic Imaging

Diagnostic imaging involves the use of non-invasive procedures to generate representations of internal anatomy and functions that can be recorded on film or digitized for display on a video monitor to generate 3D morphological and functional images of the patient. Diagnostic imaging procedures facilitate the early diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, often minimizing the cost and amount of care for patients. Diagnostic imaging services are typically provided in hospitals, physician practices or office/clinic settings, imaging centers or mobile imaging units. Diagnostic imaging procedures include:

•	Magnetic Resonance Imaging and Magnetic Resonance Spectroscopy

•	Computed Tomography

•	General Radiography and Fluoroscopy

•	Positron Emission Tomography

•	Nuclear Medicine

•	Ultrasound (Echography)

•	Mammography

•	Bone Densitometry

Radiation Therapy

The delivery of radiation therapy is a locally based service that can be broken down into two primary market providers – hospitals and free-standing facilities. Hospital-based services attend to inpatients, radiosurgery procedures and procedures requiring aftercare, such as interstitial placement of radiation sources. Free-standing facilities typically attend to an outpatient population. When radiation therapy is provided in a hospital-based center, it is normally referred to as outpatient treatment, while free-standing facilities are normally run and operated by private enterprises.

According to the American Society for Therapeutic Radiology and Oncology, approximately 50% to 60% of patients diagnosed with cancer receive radiation therapy and more than 23 million radiation therapy procedures are performed annually in the U.S on nearly one million patients for curative and palliative care. Radiation therapy is used to treat the most common types of cancer, including prostate, breast, lung and colorectal cancer, and involves exposing the patient to an external or internal source of radiation. Radiation therapy can be used to cure cancer by destroying cancer cells and, when curing cancer is not possible, to shrink tumors and reduce pressure, pain and relieve other symptoms of the cancer to enhance a patient’s quality of life.

Radiation therapy treatment covers a wide range of services for cancer patients that can be broken into three primary treatment phases: planning and simulation, external beam therapy and brachytherapy. In the planning and simulation phase, healthcare providers review the patient’s health history and access the best radiation therapy treatment modality, and develop a treatment or dosage plan.

The radiation therapy technology utilized by a radiation oncologist for external beam treatments is produced by a machine known as a linear accelerator. A normal course of external beam radiation therapy ranges from a single treatment for selected radiosurgery cases, up to 45 or more sessions for fractionated treatment, typically given daily on a five fractions per week schedule. Recent research has resulted in new and more effective algorithms for delivering radiation treatments. These advanced methods result in more effective treatments that minimize the harm to healthy tissues that surround the tumor and therefore result in fewer side effects.

Physicians employ a variety of technologies in conjunction with external beam therapy including conventional radiation therapy, intensity modulated radiation therapy (“IMRT”) and image guided radiation therapy (“IGRT”). Traditionally, conventional beam technologies (such as external beam radiation therapy) have been widely used throughout the oncology market. However, physicians have started embracing more complex procedures within the field.

IMRT is an advance in 3D treatment that allows radiation to more exactly conform to the target, while minimizing insult to normal critical structures. With IMRT it is further possible to limit the exact amount of radiation that is received by normal tissues that are near the tumor. In some situations, this may also allow a higher dose of radiation to be delivered to the tumor, increasing the chance of a cure.

IGRT is radiation treatment guided by imaging equipment, such as CT, ultrasound or stereoscopic X-rays, taken in the treatment room just before the patient is given the radiation treatment. Like IMRT, IGRT allows radiation to be delivered to tumors with more precision than was traditionally possible. IGRT allows the physician to better deliver the radiation dose directly to the cancer by using a variety of automated and tracking systems. Clinicians can obtain daily high-resolution imagery to pinpoint tumor sites, adjust patient positioning as necessary and complete a treatment, all within the standard treatment time period. By imaging the tumor daily, the physician can map the movement in tumor positioning and changes in tumor location or size, which permits the physician to precisely locate the tumor while the patient is in the treatment position. This minimizes the volume of healthy tissue exposed to radiation during treatment, yet allows the delivery of higher doses of radiation to the tumor.

Anatomical and Clinical Laboratories

Clinical laboratories screen and examine blood and other non-anatomical infectious materials to obtain information regarding the health of a patient for use in the diagnosis, treatment, and prevention of disease. Anatomical pathology laboratories screen and study human tissues for the same purposes. When the history and physical examination of a patient, other diagnostic information or the patient’s demographic profile, suggest the existence of a potential healthcare issue, tissue or material may be extracted from a patient and sent to a clinical or anatomical pathology laboratory for preparation and examination. Technicians utilize standard laboratory procedures to prepare samples for inspection and examination, and trained pathologists inspect the samples and render professional medical opinions regarding the presence or absence of data suggesting a potential healthcare issue. Treating physicians utilize clinical and anatomical pathological reports, in conjunction with other diagnostic and historical patient data, to render medical diagnoses and provide treatment options for diagnosed healthcare conditions. Urologists rely heavily on clinical and anatomical pathology to assist in the diagnosis and treatment of many urological conditions, including male and female infertility, and cancer of the prostate, reproductive organs, and kidneys.

Business of USMD

USMD owns and operates three healthcare management companies – USMD Hospital Division, USMD CTC Division and USMD Lithotripsy Division – that develop, acquire, own, operate and/or manage acute-care hospitals, cancer treatment centers and lithotripsy service providers.

USMD Hospital Division

USMD Hospital Division is a healthcare management services company formed to establish, acquire, operate and/or manage acute-care hospitals, ambulatory surgical centers or other healthcare facilities. USMD Hospital Division currently beneficially owns a 5% interest in, and manages, USMD Arlington Hospital, and also owns a 20% interest in, and manages, USMD Fort Worth Hospital. USMD Hospital Division is the sole owner of the general partners of both hospitals and manages the hospital operations of both hospitals pursuant to long-term contractual management agreements.

On March 1, 2010, Texas Health Resources (“THR”), a large non-profit healthcare delivery system in North Texas, increased its limited partnership interest in USMD Arlington Hospital to 51% and purchased a 51% limited partnership interest in USMD Fort Worth Hospital. THR also obtained additional rights in the amended partnership agreements. As a result, effective March 1, 2010, USMD no longer controls these two hospitals and therefore no longer consolidates their assets, liabilities and results of operations. Since USMD does maintain significant influence over these two hospitals, it began using the equity method of accounting effective March 1, 2010.

USMD Arlington Hospital

USMD Arlington Hospital is a general acute-care hospital with 34 licensed beds. Its surgery unit is comprised of 18 day surgery beds, two procedure rooms and nine operating rooms, including four new, state-of-the-art surgical suites that are equipped with the latest integrated digital video systems and cutting edge technology, including three daVinci robots for use in robotic-assisted procedures. USMD Arlington Hospital’s inpatient units consist of 34 large private suites. All rooms include private bathrooms, full-size sofa beds for guests, hardwood floors, window treatments and amenities including DVD players, data ports and refrigerators. USMD Arlington Hospital currently performs inpatient and outpatient surgeries in a variety of specialties that include urology, neurosurgery, general surgery, gynecology, podiatry, plastic surgery, pain management and orthopedics.

USMD Arlington Hospital is a leader in prostate surgery and has one of the largest urological surgery programs and one of the largest robotic surgery programs in the country. In addition, USMD Arlington Hospital has one of the largest spine surgery programs in the Dallas/Fort Worth metroplex. Other services include an in-house clinical laboratory, diagnostic radiology, CT, MRI, nuclear medicine and ultrasound. The hospital also has an active emergency department. USMD Arlington Hospital’s total surgical case volume for 2010 was 8,786. The top fifteen surgeons accounted for approximately 48% of USMD Arlington Hospital’s net patient services revenue in 2010.

In 2010, USMD Arlington Hospital’s surgical case mix based on volume was comprised primarily of urology, general surgery and pain management, which represented 43%, 16% and 12%, respectively of the surgeries it performed. In 2010, USMD Arlington Hospital’s surgical case mix based on net patient services revenue was comprised primarily of urology, neurosurgery and general surgery, which represented 38%, 17%, and 10%, respectively of its net patient services revenue.

USMD Arlington Hospital’s payer mix, based on utilization of services (gross revenue) in 2010, was 37% government-based reimbursed payers, 58% commercial insurers and 5% private pay. Aetna, Blue Cross, United Healthcare and Cigna represented 54% of all utilization and 93% of all commercial payers. Focusing on these service lines, low nurse-to-patient ratios and the quality of the patient experience has made USMD Arlington Hospital a leader in patient satisfaction ranking among the top five percent of all hospitals in the Press Ganey database.

At March 31, 2011, USMD Arlington Hospital had 232 full-time equivalent staff.

USMD Fort Worth Hospital

USMD Fort Worth Hospital is a general acute-care hospital located in Fort Worth, Texas. USMD Fort Worth Hospital opened in March 2008 and has six state-of-the-art operating rooms and eight licensed beds. USMD Fort Worth Hospital is the only hospital in the Fort Worth metropolitan area with all-physician pediatric and adult anesthesiology teams. The hospital’s 1:4 nurse-to-patient ratio has helped it attain an overall patient satisfaction rating in the top 5% of hospitals in the nation. The hospital’s surgical suites are prepared to accommodate general, orthopedic, spine, and plastic and reconstructive surgeries, as well as pediatric dental, pediatric and adult ENT, urology, gynecology, pain management, and podiatry.

USMD Fort Worth Hospital currently performs inpatient and outpatient surgeries in a variety of specialties that include urology, ENT, general surgery, gynecology, podiatry, plastic surgery, oral surgery and orthopedics. Other services include an in-house laboratory, diagnostic radiology, CT scans and ultrasound. USMD Fort Worth Hospital’s total surgical case volume in 2010 was 5,274. The top fifteen surgeons accounted for 61% of USMD Fort Worth Hospital’s net patient services revenue in 2010.

In 2010, USMD Fort Worth Hospital’s surgical case mix based on volume is composed primarily of urology, ENT and orthopedics, which represented 47%, 16% and 17%, respectively of the surgeries it performed. In 2010, USMD Fort Worth Hospital’s surgical case mix based on net patient services revenue was comprised primarily of urology, orthopedics and ENT, which represented 37%, 38% and 9%, respectively, of net patient services revenue.

USMD Fort Worth Hospital’s payer mix, based on utilization of services (gross revenue) in 2010, was 40% government-based reimbursed payers and 59% commercial insurers and 1% private pay. Aetna, Blue Cross and United Healthcare represented 48% of all utilization and over 81% of all commercial payers. Medicare and Medicaid fee-for-service represented 21% of all utilization. Medicare and Medicaid managed care utilization was 14%.

At March 31, 2011, USMD Fort Worth Hospital had 69 full-time equivalent staff.

USMD CTC Division

USMD CTC Division is a healthcare management services company that was formed to establish, acquire, operate and/or manage cancer treatment centers that specialize in the provision of intensity-modulated radiation therapy and radio surgery procedures. USMD provides other services, including equipment operation and administrative services such as scheduling, staffing, training, quality assurance, regulatory compliance and contracting. In addition to management and oversight services, USMD CTC Division also provides physicist and dosimetry services to the centers it manages. As of March 31, 2011, USMD CTC Division had eight management agreements under which USMD CTC Division manages a total of ten radiation therapy centers located in Texas, Florida, Missouri and Arizona. USMD CTC Division charges each facility it manages a formula-based management fee for providing its management services.

USMD CTC Division also provides IGRT technical services for cancer treatment centers by: providing the technical (non-physician) personnel to operate a physician practice group’s IGRT equipment, leasing IGRT equipment to a physician practice group, providing services related to helping a physician practice group establish an IGRT treatment center and managing the IGRT treatment center.

USMD CTC Division currently holds a 30% ownership interest in Willowbrook Cancer Center, LLC (“Willowbrook”), a fully staffed and equipped cancer treatment center that is leased on a full-time basis to a urology medical group practice located in the Houston, Texas metropolitan area. Willowbrook began operations in July 2009. The primary radiation therapy service provided by Willowbrook is IMRT.

USMD Lithotripsy Division

USMD Lithotripsy Division (“USMD Lithotripsy Division”) is a healthcare management services company that was formed to establish, acquire, operate and/or manage joint venture entities that provide lithotripsy services to hospitals, ambulatory surgery centers, and/or physician offices. As of March 31, 2011 USMD Lithotripsy Division provided management services to 21 lithotripsy service providers and owned a limited partnership interest, but did not manage, another lithotripsy service provider, primarily located in the South Central United States.

USMD Lithotripsy Division holds an equity interest in, and serves as the general partner of, over 90% of the partnerships it manages. The typical ownership structure of these partnerships is comprised of USMD Lithotripsy Division or a wholly-owned subsidiary as the general partner and physicians as the limited partners. Total cases performed by the lithotripsy partnerships totaled approximately 11,682 during 2010.

USMD Lithotripsy Division typically charges each partnership a formula-based fee for its management services. Such services include billing, collecting, accounting, contract negotiation, and human resources, among others. For each partnership it manages, USMD Lithotripsy Division provides and manages the required support staff.

Businesses of UANT and Ventures

UANT is a urological surgical physician practice group that provides professional and ancillary urological healthcare services to patients in the greater Dallas/Fort Worth metropolitan area. These healthcare services include general urology, male infertility and dysfunction, pediatric urology, incontinence, oncology, robotic and laparoscopic surgery, cryosurgery and ablation. UANT is one of the largest fully-integrated physician practice groups in the United States specializing in urology and has one of the largest robotic surgery programs in the United States. As of March 31, 2011, UANT’s medical group practice included 50 physicians who practiced at 22 different locations across the North Texas area. UANT provides a full range of clinical services; ancillary services including diagnostic imaging, radiation therapy, video urodynamics, clinical and anatomical pathology, clinical research; and a complete array of urological surgical services for the benefit of patients. In 2010, UANT had approximately 38,000 new patient visits and approximately 143,000 established patient visits.

UANT has added physicians by hiring urologists directly out of residency or fellowship-trained urologists and by integrating with practicing physicians and existing physician groups. UANT has acquired up-to-date computer and telecommunications systems, including electronic medical records technology, to efficiently organize and access patient data and records. In 2006, UANT initiated a major internal quality enhancement program and appointed its first medical director to monitor the quality of care UANT’s physicians and services deliver based on patient satisfaction, science based protocols and outcomes analysis.

UANT has established and maintains Urological Centers of Excellence. UANT’s commitment to Centers of Excellence is based on its experience that patients enjoy better outcomes and fewer complications when their specific healthcare needs are managed by physicians with advanced training and large case volumes in that specific urology subspecialty. UANT organizes its clinics and directs its patient care systematically to ensure patients are cared for by the most qualified and experienced urologists on staff. UANT’s Quality Management Program utilizes information technology to measure outcomes, patient satisfaction, safety and compliance with nationally recognized best practices. Each physician in a Center of Excellence is either fellowship-trained or has years of extensive experience in the Center’s subspecialty.

As of March 31, 2011, UANT had the following:

March 31,2011
Number of physicians	50
Number of fellows and mid-level providers	5
Number of physicians in each Center of Excellence:
Incontinence and Neurourology	5
Oncology, Robotics and Special Surgery	7
Pediatrics	3
Radiation Oncology	1
Sexual Dysfunction, Infertility and Men’s Health	3
Uro-Pathology	1

Since 2003, UANT has used a comprehensive electronic health record (“EHR”) package. A technologically-current EHR package allows UANT to easily share patient records within the group for secondary opinions and consultation. In addition, the EHR is electronically interfaced with internal and external labs to provide more efficient delivery of laboratory test results. UANT anticipates being in full compliance of the “meaningful use” requirements applicable to electronic health records under current federal law. In addition to using the EHR to comply with the meaningful use requirements, UANT participates in the Physician Quality Reporting Initiative programs sponsored by CMS. Since the initial year of 2007, UANT has qualified for an incentive payment from CMS by successfully complying with the program requirements.

UANT owns and operates its own radiation therapy center, known as the USMD Cancer Center, located on the campus of USMD Arlington Hospital. USMD Cancer Center began operations in its current form in July 2009. At March 31, 2011, seven urologists and one radiation oncologist practiced at this location.

UANT’s diagnostic imaging services consist of x-ray, computed tomography and ultrasound. As of March 31, 2011, UANT employed five full-time certified technicians devoted to the delivery of UANT’s diagnostic services. UANT also owns and operates both a clinical laboratory and an anatomical uropathology laboratory. At March 31, 2011, UANT employed one clinical pathologist on staff. UANT also maintains a clinical research department that participates in national and regional urological research studies.

In 2011, UANT expanded the physician assistant program by increasing the number of physician assistants from three to five and expects to add another two physician assistants by the end of 2011. UANT expects this program will expand the capacity of the UANT physicians by allowing them to focus on the patients requiring more complicated diagnosis and procedures while the physician assistants focus on the less complicated or returning patients.

Collectively, UANT and Ventures, holds equity investments in USMD and in several other healthcare services businesses, including several healthcare businesses owned and operated by USMD. As of March 31, 2011, UANT’s and Ventures’ investments included:

Percentage Ownership
UANT
Dallas Stone Management, LP (1)	6.9%
Metro I Stone Management, LP (1)	88.6%
North Texas Stone Management, LP (1)	30.0%
Waxahachie Surgery Center (3)	4.5%
Ventures
Rocky Mountain Medical Center, LP (dba North Texas Hospital) (2)	0.9%
Trinity MC, LLC (dba Baylor Medical Center at Carrollton) (2)	1.1%
USMD Hospital at Arlington, L.P. (2)	22.6%
USMD Hospital at Fort Worth, L.P. (2)	10.9%
USMD Inc.	8.31%
(1)	Each of these entities provides invasive and noninvasive lithotripsy services under arrangements to hospitals and ambulatory surgery centers located in the North Texas area.
(2)	Each of these entities owns and operates a licensed, general, acute care hospital in the North Texas area that provides diagnostic and therapeutic services on an inpatient and outpatient basis.
(3)	This entity owns and operates an ambulatory surgery center in the North Texas area that provides diagnostic and therapeutic services on primarily an outpatient basis.

The competition in the physician services market for UANT is highly fragmented and competitive. Although UANT is a large physician practice group, it represents less than half of the urologists in the Dallas/Fort Worth metropolitan area. As such, UANT faces significant competition for patients and patient referrals.

General Business Information

Employees

At March 31, 2011, USMD and its consolidated subsidiaries employed approximately 189 full-time employees and approximately 22 part-time employees. At such date, UANT and its consolidated subsidiaries employed 210 full-time employees and 11 part-time employees.

Marketing

The sales and marketing efforts of both USMD and UANT are directed at physicians, the general public and managed care insurance companies who provide healthcare to their insured customers. USMD and UANT market their services and facilities to customers and referral sources by emphasizing: (1) the high level of patient and physician satisfaction with the facilities, which is based on surveys taken concerning our facilities, (2) the quality and responsiveness of the services provided, (3) the practice efficiencies provided by the facilities, and (4) the benefits of the affiliation(s) with hospital partners, if applicable. USMD and UANT also directly negotiate agreements with third-party payers, which generally focus on the pricing, number of facilities in the market and affiliation with physician groups in a particular market. Maintaining access to physicians and patients through third-party payer contracting is essential for the economic viability of most of their facilities.

Competition

The healthcare management services market is highly competitive, mostly regional and highly fragmented. Most of our competitors have significant resources and market share is concentrated in large urban markets. We compete with healthcare management service companies for patients, physicians and for contracts with insurers or managed care payers. Competition for insurers or managed care contracts is focused on the pricing, number of facilities in the market and affiliation with key physician groups in a particular market. We also compete with regional and local providers of healthcare management services such as medical facilities, hospitals, clinics, individual practitioners, physician group practices, free-standing facilities and centers. We are well-positioned to compete in these markets because if our alignment with key physicians in the DFW market and our broad array of healthcare management services. These management services include, but are not limited to, physician, acute-care hospital, radiation, cyber knife, imaging, lithotripsy, video urodynamic, clinical and anatomical pathology laboratory services.

Impact of Certain Government Regulations

Government Reimbursement – Medicare

Holdings managed and/or owned healthcare service providers are subject to many laws and regulations at the federal, state and local government levels in the jurisdictions in which they operate. These laws and regulations generally apply to all healthcare service providers who accept assignment of benefits of government program beneficiaries, although there are some differences in requirements such as reimbursement, and licensing, that may be specific to certain types of service providers (i.e. hospital, free-standing center, physician practice, etc,). All of Holdings’ subsidiaries and managed entities participate in various government programs and Holdings fulfills its management responsibilities to all of its client providers, in part, by ensuring its clients subject to these requirements comply with all applicable regulatory, legislative, licensing, accreditation and other requirements.

Title XVIII of the Social Security Act authorizes Part A of the Medicare program. Medicare is the health insurance program that pays for inpatient care for covered persons (generally those aged 65 and older and the long-term disabled) administered by the Centers for Medicare and Medicaid Services (“CMS”). Healthcare providers participate in the Medicare program subject to certain conditions of participation and upon acceptance of an agreement by the Secretary of Health and Human Services (“HHS”). Only enumerated services, upon the satisfaction of certain criteria, are eligible for Medicare reimbursement. Many aspects of the Medicare program are subject to annual budget-related reductions, while the structure of the program itself often is amended by Congress.

Healthcare providers are paid for services provided to Medicare beneficiaries in accordance with predetermined rates published annually by CMS. Hospitals are paid for inpatient services based on predetermined rates for treating or performing various diagnoses and procedures which have been grouped into diagnosis-related groups (“DRGs”) applicable to each patient discharge, known as the prospective payment system (“PPS”). Under PPS, hospitals are reimbursed for inpatient operating costs on a per discharge basis at fixed rates established for identified diagnosis-related groups. These rates are adjusted according to national market basket and regional wage indexes, which is the estimate by HHS of the annual change in cost of goods and services used by hospitals in treating outpatients and are subject to reduction by Congress.

Hospitals are paid for outpatient services based on predetermined rates for performing various procedures identified by Current Procedural Terminology (“CPT”) and Healthcare Common Procedure Coding System (“HCPCS”) code sets under an outpatient prospective payment system (“OPPS”) fee schedule known as Ambulatory Payment Classifications (“APCs”) applicable to each CPT/HCPCS code. Under OPPS, hospitals are reimbursed for outpatient operating costs on a per procedure basis at fixed rates established for identified ambulatory payment classifications. These rates are adjusted according to national market basket and regional wage indexes, which is the estimate by HHS of the annual change in cost of goods and services used by hospitals in treating outpatients and are subject to reduction by Congress.

Physicians are paid for services provided to Medicare beneficiaries in accordance with a physician fee schedule that establishes on an annual basis predetermined rates for services provided based on a CPT code assigned to services. Other healthcare providers are paid for services provided to Medicare beneficiaries based on similar fee schedules established by CMS and adjusted on an annual basis.

Because rates for services provided are typically standard based on rates assigned to specific codes, in some cases, the payment received for a particular service provided may exceed the actual costs associated therewith, while in other cases the payment may be less than actual costs.

Government Reimbursement – Medicaid

Medicaid is a federal-state cooperative which is administered, subject to certain federal requirements, by the Texas State Department of State Health Services and its designated administration contractors. The administration of the program is accomplished through contracts and agreements with medical providers; Texas Medicaid & Healthcare Partnership, the claims administrator; MAXIMUS, the enrollment broker; various managed care organizations; the Institute for Child Health Policy, the quality monitor; and state agencies. Federal matching funds are available for a portion of the state’s Medicaid program expenditures. The primary beneficiaries of the Medicaid program are children, pregnant women, disabled individuals, and the elderly. Hospital benefits are available under the Medicaid program, within prescribed limits, to persons meeting certain maximum income levels and other need requirements. The Texas Medicaid Program implemented a diagnostic-related, group-based, prospective payment system effective September 1, 1986. Generally, reimbursement for outpatient hospital surgery is limited to the lesser of the amount reimbursed to an ambulatory surgical center for similar services, the hospital’s actual charge, or the allowable cost. Reimbursement of ambulatory surgery center procedures is based on the CMS-approved Ambulatory Surgical Code Groupings payment schedule.

Program Adjustments

A significant portion of Holdings’ revenue is dependent upon Medicare and Medicaid payments to the healthcare providers that we own, operate, and/or manage, and it is unlikely that Holdings could ever attract a sufficient number of private-pay patients to operate profitably without reimbursement from government healthcare programs. The Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payment to facilities. The final determination of amounts earned under these programs can require many years, because of audits by the program representatives, providers’ rights of appeal, and the application of numerous technical reimbursement provisions. Until final adjustment, however, significant issues remain unresolved and any established reserves may not be sufficient to cover such adjustments. There can be no assurance that payments under governmental programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs.

General Healthcare Regulation

There is ever-increasing scrutiny by law enforcement authorities, the Office of Inspector General (“OIG”), HHS, CMS, the courts and Congress of arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to exchange remuneration for patient care referrals and opportunities. HHS, the courts and Congress have also demonstrated a willingness to look behind the formalities of an entity’s structure to determine the underlying purpose of payments between healthcare providers and potential referral sources. Enforcement actions have increased, as evidenced by recent Federal court decisions and activities initiated by the OIG.

Federal Illegal Remuneration Statute

The federal illegal remuneration statute applicable to Medicare, Medicaid, and all federal and state healthcare programs (except the Federal Employee Health Benefit Program) (“Government Programs”) prohibits the offer, payment, solicitation, or receipt of any remuneration, directly or indirectly, covertly or overtly, in cash or in kind, for (i) the referral of patients, or arranging for the referral of patients, for the provision of items or services for which payment may be made under the Government Programs; or (ii) the purchase, lease or order, or arranging for the purchase, lease or order, of any good, facility, service or item for which payment may be made under the Government Programs. Limited safe harbor regulations define a narrow scope of practices that will be exempted from federal prosecution or other enforcement actions. However, the safe harbor regulations do not exempt a wide range of activities engaged in by hospitals, physicians and others. Activities that fall outside of the safe harbor regulations are not per se illegal, but may subject the activity to a greater degree of scrutiny. A violation of the illegal remuneration statute constitutes a felony criminal offense, and applicable criminal sanctions include imprisonment of up to five years, fines up to $25,000, civil monetary penalties, and exclusion from the Medicare and Medicaid programs. Civil sanctions include up to $50,000 for each prohibited act and up to three times the total amount of remuneration offered, paid, solicited or received.

Any financial arrangement between a referring physician or other person in a position to influence the referral of patients for healthcare services and a provider of healthcare services must be evaluated to ensure that the financial arrangement either fits within a recognized safe harbor to the federal illegal remuneration statute or does not violate the statute under a traditional anti-kickback legal and compliance analysis. After the closing of the Contribution, Holdings will be beneficially owned by many physicians who are in a position to refer patients to healthcare facilities owned, operated, and/or managed by Holdings, which implicates the federal illegal remuneration statute. Holdings believes that the Contribution has been structured to minimize federal illegal remuneration statute compliance risks associated with physician ownership of the healthcare providers owned, operated, and/or managed by Holdings. We expect that, after the closing of the Contribution, Holdings will satisfy the elements of a safe harbor for investments in large, publicly-traded companies.

Some members of Holdings’ Board of Directors and officers are physicians who may be in a position to refer patients to healthcare facilities owned and operated by Holdings. Federal illegal remuneration statute safe harbors exist for such arrangements, and Holdings will ensure that these and other financial arrangements between any physician and Holdings either satisfy the elements of an applicable safe harbor or do not otherwise violate the federal illegal remuneration statute.

In addition, certain facilities owned in part and operated by Holdings, specifically but not limited to USMD Arlington Hospital, USMD Fort Worth Hospital, and several lithotripsy service providers owned and operated by USMD Lithotripsy Division, are also directly owned in part by physicians. The financial arrangements between those physicians and all entities owned and operated by Holdings have also been structured to fit within safe harbors to, or otherwise not violate, the federal illegal remuneration statute, and we continually monitor healthcare laws and regulations for changes in the federal illegal remuneration statute.

Federal Self-Referral Statute

Section 1877 of the Social Security Act (commonly known as the “Stark Law”) prohibits physicians from referring Medicare and Medicaid patients for certain “designated health services” reimbursable by the Medicare or Medicaid programs to entities with which the physicians (or their immediate family members) have a financial relationship. A financial relationship may be an ownership interest (through debt, equity, or otherwise) or a compensation arrangement, and may be direct or indirect. In addition to prohibiting the referral for services, the Stark Law bans billing and collecting for services rendered pursuant to a prohibited referral. These restrictions are absolute, without regard to the intention of the parties. They are inapplicable, however, if the financial relationship falls within a statutory or regulatory exception.

The Stark Law potentially prohibits the referral of eleven categories of health services, including: clinical laboratory services; physical therapy services; occupational therapy services; radiology services (including magnetic resonance imaging, computed tomography scans and ultrasound); radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics and prosthetic devices; home health services and supplies; outpatient prescription drugs; and inpatient and outpatient hospital services. The Stark Law requires a provider to timely refund any payments received for services furnished as a result of a prohibited referral. Civil monetary penalties of $15,000 may be assessed for each instance of which timely refunds were not made or claims were submitted for services that the provider knew or should have known were furnished pursuant to prohibited referrals, and a $100,000 penalty may be assessed for circumvention schemes. Finally, violators may be subject to suspension or exclusion from the Medicare and Medicaid programs.

After the closing of the Contribution, many physicians who have an ownership interest in Holdings will be in a position to refer patients for the provision of services subject to the Stark Law to healthcare facilities owned, operated, and/or managed by Holdings. Holdings believes that the Contribution has been structured to minimize any risk that referrals from such physician to Holdings’ healthcare facilities will violate the Stark Law.

The Stark Law contains a specific statutory and regulatory exception for physician ownership of publicly traded securities. This exception provides that physician ownership of an investment interest in a company will not trigger the Stark Law’s self referral prohibitions if the investment securities, at the time a referral is made: could be purchased on the open market; are listed on a national exchange such as NYSE Amex or the Nasdaq Stock Market; are traded under an automated interdealer quotation system operated by the National Association of Securities Dealers; and are in a corporation with shareholders’ equity exceeding $75 million at the end of the most recent fiscal year or on average during the previous three fiscal years. Holdings believes that any physician ownership interest in the form of Holdings common stock will satisfy all of the elements of this exception and thus will not trigger the Stark Law’s self-referral prohibitions.

Some members of Holdings’ Board of Directors and officers are physicians who may be in a position to refer patients to healthcare facilities owned and operated by Holdings. Stark Law exceptions exist for such arrangements, and Holdings will ensure that these and other financial arrangements between any physician and Holdings fits within a recognized exception if the physician in question is in any position to refer patients or otherwise generate business for Holdings.

Certain facilities partly owned and operated by Holdings, specifically USMD Arlington Hospital, USMD Fort Worth Hospital and several lithotripsy service providers, are also directly owned in part by physicians. While CMS does not currently consider lithotripsy a healthcare service subject to the Stark Law’s self-referral prohibitions, contracts between lithotripsy companies partly owned and hospitals partly owned by Holdings do create indirect financial arrangements between those physicians and Holdings. These financial arrangements have also been structured to fit within recognized exceptions to the Stark Law, and we continually monitor the Stark Law and all healthcare laws and regulations for changes. The Stark Law has been subject to extensive change and interpretation in recent years and we expect that the government will continue to revise current regulations and issue new regulations to curb what it feels are abuses within the healthcare industry.

False Claims Act Liability and Enforcement Actions

The federal False Claims Act, 31 U.S.C. § 3729, imposes civil money liability on persons or entities who, among other things: (i) knowingly present or cause to be presented a false or fraudulent claim for payment to the United States; (ii) knowingly use a false record or statement to obtain payment on a false or fraudulent claim paid by the United States; or (iii) engage in a conspiracy to defraud the United States by getting a false or fraudulent claim paid. The “knowing” standard under the False Claims Act requires that the person or entity have actual knowledge of the falsity of the claim or act in deliberate ignorance or reckless disregard of the truth or falsity of the claim. Sanctions under the False Claims Act include civil penalties of $5,000-$10,000 for each claim filed and treble damages. Notably, the False Claims Act allows private individuals, known as “qui tam plaintiffs” or “relators,” to bring civil actions on behalf of the government for violations of the False Claims Act and to receive a percentage of the government’s recovery, which varies depending on whether the government has intervened in the action. Many of the large recent settlements originated as qui tam actions; thus, the False Claims Act provides a potentially lucrative avenue for disgruntled employees with knowledge of improper billing practices. The False Claims Act is also the basis for enforcement actions by the OIG for HHS, the Department of Justice and U.S. Attorneys’ Offices.

Other Federal Medicare and Medicaid Related Fraud Provisions

Under the Civil Monetary Penalties law of the Social Security Act (“CMP Law”), civil money penalties may be imposed against any person who, among other prohibitions, knowingly presents or causes to be presented a claim (i) for items or services not provided as claimed (including upcoding); (ii) that is false or fraudulent; (iii) for services provided by an unlicensed physician; (iv) for items or services provided by a person excluded from participation in the Medicare and Medicaid programs; or (v) for items or services that are not medically necessary. Penalties include up to $10,000 for each item or service claimed plus an assessment of up to three times the amount claimed for each such item or service. The CMP Law applies to all Government Programs. Congress has also enacted a variety of provisions designed to control fraud and abuse in the Government Programs and to strengthen enforcement capabilities. HIPAA created new healthcare crimes, expanded the Medicare and Medicaid exclusion provisions to provide reciprocal exclusion of entities and individuals with ownership or controlling interests in such entities and increased civil monetary penalties for a variety of actions.

Privacy and Security of Health Information

Among other measures, HIPAA contains provisions that will require all health plans, all healthcare clearinghouses, and many healthcare providers (i.e., healthcare providers that transmit health information in an electronic form in connection with certain standard transactions) (collectively, the “Covered Entities”) to implement very significant and costly policies, procedures and infrastructure designed to protect the privacy of each patient’s individual healthcare information. Many of the facilities we own and operate are considered a Covered Entity and are required to comply with current and future privacy rules and regulations.

Texas Laws

The Texas Legislature has enacted the Texas Illegal Remuneration Act, similar to the federal statute, which prohibits any person, including hospitals and physicians, from intentionally or knowingly offering to pay or agreeing to accept any remuneration directly or indirectly, overtly or covertly, in cash or in kind, to or from a person, firm, association of persons, partnership, or corporation for securing or soliciting patients or patronage for or from a person licensed, certified, or registered by a state healthcare regulatory agency. Unlike the federal statute, which is limited to Government Programs such as Medicare and Medicaid, the Texas illegal remuneration statute applies to all payers and patients in the State of Texas.

In 1997, the Texas Legislature enacted legislation to prevent Medicaid fraud. Effective September 1, 1997, civil penalties and injunctive relief are applicable for various fraudulent acts, performed with knowledge or intent, that relate to application or receipt of a benefit or payment under the Medicaid program. Civil remedies for a violation of the Medicaid fraud statute include revocation of a provider agreement; restitution of the unauthorized payment or benefit received, plus interest; and civil penalties from $1,000 to $15,000 for each unlawful act, plus twice the value of the unauthorized payment or benefit. Among the provisions adopted is the Medicaid False Claims Act, which is loosely patterned after the federal False Claims Act and allows private persons to bring a civil action based on certain unlawful acts set forth the Medicaid statute. The whistleblower provision also contains a prohibition against retaliation by employers against an employee who brings a whistleblower action. Because the unlawful acts that trigger the Medicaid False Claims Act are broader and more numerous than those under the federal False Claims Act, the Texas statute may provide additional incentives and methods for a private person to bring an action against a Medicaid provider.

Licensing Requirements

On a regular basis, healthcare providers and the facilities they operate are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Those requirements include but are not limited to, requirements relating to Medicare and Medicaid participation and payment, state licensing agencies, commercial payer rules and regulations, the Joint Commission on Accreditation of Healthcare Organizations, and other federal, state and local government agencies. Holdings and all of the entities and providers it owns, operates, and manages will endeavor to maintain all necessary licenses, certifications and accreditation. Renewal and continuance of certain of these licenses, certifications and accreditation are based on inspections, surveys, audits, investigations or other reviews, some of which may require or include affirmative action or response by Holdings. These activities generally are conducted in the normal course of business of healthcare facilities. Nevertheless, an adverse result could be the cause of loss or reduction in the facility’s scope of licensure, certification or accreditation or reduce payments received.

USMD’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

USMD’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“USMD MD&A”) is intended to provide the reader of USMD’s financial statements with a narrative from the perspective of USMD’s management on USMD’s financial condition, results of operations, cash flows, liquidity and certain other factors that may affect USMD’s future results. The USMD MD&A should be read in conjunction with USMD’s consolidated financial statements and related notes included in this Prospectus.

Effective March 1, 2010, USMD ceased to have a controlling interest in USMD Arlington Hospital and USMD Fort Worth Hospital and ceased to include the balance sheets and results of operations of those subsidiaries in its consolidated financial statements at that date. In addition, effective March 1, 2010, USMD began accounting for these hospitals under the equity method.

Executive Overview

USMD provides finance, revenue cycle, centralized business office, clinical, operational and business development services or a selection of these management services to healthcare providers. USMD owns and operates three healthcare management companies – USMD Hospital Division, USMD CTC Division and USMD Lithotripsy Division – that were formed principally to establish, acquire, operate and/or manage acute-care hospitals, cancer treatment centers and lithotripsy service partnerships. USMD’s revenues are comprised of management services revenue received from contracts to manage certain health care providers and revenue of consolidated lithotripsy partnerships. In addition, USMD generates income from equity in income of nonconsolidated affiliates that result from the allocation to USMD of its proportionate share of income of its nonconsolidated affiliates.

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USMD Hospital Division is a healthcare management services company that has partnership interests of 5% and 20% in hospitals in Arlington and Fort Worth, Texas, respectively. USMD beneficially owns 100% of the general partners of both of these hospitals and manages the hospital operations pursuant to long-term contractual management agreements.

USMD Arlington Hospital has 34 inpatient licensed beds. Its surgery unit is comprised of 18 day surgery beds, two procedure rooms and nine operating rooms. USMD Arlington Hospital performs inpatient and outpatient surgeries in a variety of specialties that include urology, neurosurgery, general surgery, gynecology, podiatry, plastic surgery, pain management and orthopedics. Other services include an in-house laboratory, diagnostic radiology, computed tomography, magnetic resonance imaging, nuclear medicine and ultrasound. The hospital also has an emergency department. USMD is the general partner of USMD Arlington Hospital. On March 1, 2010, Texas Health Resources (“THR”), a large non-profit healthcare delivery system in North Texas, increased its limited partnership interest in USMD Arlington Hospital to 51% and obtained additional rights in the amended partnership agreement. As a result, effective March 1, 2010, USMD no longer controls the hospital and therefore no longer consolidates its assets, liabilities and results of operations. Since USMD does maintain significant influence over the hospital, it began using the equity method of accounting effective March 1, 2010.

USMD Fort Worth Hospital opened in March 2008 and has six operating rooms and eight licensed inpatient beds. USMD Fort Worth Hospital performs inpatient and outpatient surgeries in a variety of specialties that include urology, ENT, general surgery, gynecology, podiatry, plastic surgery, oral surgery, and orthopedics. Other services include an in-house laboratory, diagnostic radiology, computed tomography scans and ultrasound. USMD is the general partner of USMD Fort Worth Hospital. On March 1, 2010, THR purchased a 51% limited partnership interest in USMD Fort Worth Hospital and obtained additional rights in the amended partnership agreement. As a result, effective March 1, 2010, USMD no longer controls the hospital and therefore no longer consolidates its assets, liabilities and results of operations. Since USMD does maintain significant influence over the hospital, it began using the equity method of accounting effective March 1, 2010.

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USMD CTC Division is a healthcare management services company that was formed to establish, invest in or acquire, operate and/or manage cancer treatment centers that provide intensity-modulated radiation therapy and radio surgery procedures. USMD CTC Division currently has a limited ownership interest in Willowbrook, a cancer treatment center in Houston, Texas. In addition, at March 31, 2011 USMD CTC Division had eight contractual agreements under which USMD CTC Division provided management services to ten cancer treatment centers located in Texas, Florida, Missouri and Arizona. Due to its 30% limited ownership interest, USMD accounts for its investment in Willowbrook under the equity method of accounting.

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USMD Lithotripsy Division is a healthcare management services company that was formed to establish, invest in or acquire, operate and/or manage joint venture entities that provide lithotripsy services to hospitals, ambulatory surgery centers, and/or physician offices. As of March 31, 2011 USMD Lithotripsy Division provided management services to one lithotripsy service provider, had a limited partnership interest in but did not manage the operations of another lithotripsy service provider, and served as the general partner, managing member or limited partner in 20 other active lithotripsy service providers, primarily located in the South Central United States. The balance sheets and results of operations of the entities for which USMD served as the general partner are included in USMD’s consolidated financial statements.

Sources of Revenue and Third-Party Reimbursement

As a result of THR’s increased ownership and substantive participating rights in USMD Arlington Hospital and USMD Fort Worth Hospital, and the resulting deconsolidation of the hospitals, effective March 1, 2010, USMD Hospital Division’s revenue is primarily generated from management services provided by USMD to USMD Arlington Hospital and USMD Fort Worth Hospital. Management fees are based on a percentage of each hospital’s adjusted net patient revenues, i.e., net patient service revenues and medical office building base rent minus bad debt expense. Hospital net patient service revenue depends on a variety of factors, such as surgical case volume, the case mix or intensity of utilization of services and the mix of third-party payer sources. USMD Hospital Division provides the hospitals with management, information technology and revenue cycle staff and the hospitals pay USMD Hospital Division for the labor costs associated with staffing these functions. Billings for these services are included in management fee revenue.

Prior to the deconsolidation of the hospital subsidiaries, USMD Hospital Division’s revenue was primarily generated from hospital patient services, which depended primarily on inpatient surgical occupancy levels, outpatient surgical case volume and within those activities, the case mix or intensity of utilization of services and the mix of third-party payer sources that insure the patient/beneficiary and reimburse the healthcare providers (i.e. government-based or commercial insurers). Gross revenue typically did not reflect what the hospitals were actually paid, but represented an indicator of resource utilization. Net patient service revenues were generated for services ordered by physicians and provided to patients, the charge and ultimate payment for such services was the result of negotiated payment rates for such services from commercial insurers, managed care health plans and prospectively set reimbursement rates established by government programs for their beneficiaries. Reimbursement rates pursuant to government-related programs for services rendered approximate the costs of providing such services. As such, USMD Hospital Division largely relied on business associated with non-governmental payers to generate operating income. Payments under negotiated payer agreements were based upon pre-determined payment formulas that may be based upon the actual cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from gross revenue. These payment formulas varied significantly among third-party payers and directly affected net patient service revenue.

A growing percentage of USMD Hospital Division’s net patient service revenue came from payments made directly by the patient/beneficiary. Receivables from these patient/beneficiaries carried a generally higher risk of collection. USMD did not pursue collection of amounts owed by patients who meet USMD’s guidelines as charity care; therefore, these amounts were not reported as revenue. USMD provided discounts to uninsured patients who do not qualify for Medicaid or charity care that are similar to the discounts provided to many local managed care plans. Net patient service revenue included estimated payer and charity deductions from gross patient revenue.

The percentages of USMD’s gross patient revenue by payer group are as follows:

	Years Ended December 31,
	2010	2009

Government-related programs	40%	36%
Commercial insurers, managed care and other payers	56%	60%
Self-pay	4%	4%

	100%	100%

USMD CTC Division primarily earns revenue through the provision of broad-based management services to cancer treatment centers. In addition, USMD CTC Division recognizes revenue that represents payments for certain operating expenses such as operations and revenue cycle staffing.

USMD Lithotripsy Division primarily generates revenue through the provision of lithotripsy services to hospitals in eight states. Under these arrangements, USMD provides these lithotripsy services to its hospital, ambulatory surgery center and physician office clients based on a contracted fee-for-service arrangement. USMD Lithotripsy Division also recognizes revenue that represents payments for certain operating expenses such as operations and revenue cycle staffing.

Key Developments

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Effective March 1, 2010, THR purchased a 26% limited partnership interest in USMD Arlington Hospital from limited partners other than USMD, bringing its partnership interest to 51%. In addition, THR purchased an initial 51% limited partnership interest in USMD Fort Worth Hospital from partners other than USMD. USMD’s partnership interests in both hospitals were undiluted. THR also obtained additional rights in the amended partnership agreements for the two hospitals. As a result, effective March 1, 2010, USMD no longer controls these two hospitals and therefore no longer consolidates their assets, liabilities and results of operations. Since USMD does maintain significant influence over these two hospitals, it began using the equity method of accounting effective March 1, 2010.

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As a result of THR’s increased ownership in USMD Arlington Hospital and USMD Fort Worth Hospital, THR assigned its managed care contracts to both hospitals with a phase-in period from April 2010 to June 2010. The new managed care contracts have resulted in substantially higher reimbursement rates for patient services, which have resulted in higher net patient service revenue for both hospitals and have favorably impacted associated USMD management fee revenue.

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In connection with the Contribution, a valuation of the business units and partnership interests held by USMD, UANT and Ventures was conducted as of December 31, 2010. This valuation indicated that the fair value of USMD’s investments in USMD Arlington Hospital and USMD Fort Worth Hospital had declined from the values established at March 1, 2010, the date of the deconsolidation. There were no prior indicators of impairment. The decline in the hospitals’ fair values resulted from revisions in estimates relating to patient volumes, managed care reimbursement rates and the estimated discount factors. The managed care reimbursement rates USMD originally used to estimate the fair value of the hospitals were adjusted based on the actual managed care payment history, which became available to USMD in the fourth quarter of 2010. As a result of the change in estimates, the fair values of USMD Arlington Hospital and USMD Fort Worth Hospital were adjusted downward to reflect the impact of actual reimbursement rates and patient volume trends, which were offset in part by a reduction in the discount factors from 16% to 15% at USMD Arlington Hospital and from 17% to 15% at USMD Fort Worth Hospital. As a result of the revised valuations, USMD recorded a $4.6 million impairment charge in the fourth quarter of 2010. The Schedules used in the Contribution Agreement to determine the allocation of the shares of Holdings common stock between the USMD shareholders and Ventures reflects these revised valuations. See “Questions and Answers About the Special Meetings and the Contribution—How will the 10 million shares of Holdings common stock be allocated between the USMD shareholders and Ventures?”

•	USMD Fort Worth Hospital opened in March 2008, became Medicare certified in July 2008, and during the fourth quarter of 2009, the hospital reached anticipated normalized operating levels.

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USMD CTC Division began operations in mid-2008 managing three cancer treatment centers and it currently manages ten cancer treatment centers. USMD CTC Division has dedicated business development personnel focused on domestic and international growth opportunities, and is positioned to offer complex and sophisticated physicist and management support services to physician groups.

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On May 16, 2011, USMD entered into a non-binding letter of intent to sell the operating assets of Willowbrook Cancer Center (excluding cash and accounts receivable) and related management agreement to a third party. The transaction is subject to the completion of due diligence, the negotiation of definitive agreements and the approval of the boards of directors of the respective parties. If the transaction occurs, it is estimated that the closing would be scheduled on or about August 1, 2011 (unless extended by the parties).

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On May 23, 2011, USMD executed a non-binding term sheet with a private investment firm (“Investor”), which contemplates the sale of 60,000 shares of convertible preferred stock of Holdings to the Investor at a price of $1,000 per share, representing a total purchase price of $60 million. The transaction is subject, among other closing conditions, to the completion of the Investor’s due diligence investigation and the negotiation of definitive agreements. It is contemplated that the holders of the preferred stock would be entitled to receive quarterly dividends, would be senior to the common stock in right of liquidation, would be convertible into approximately 1/3 of the outstanding common stock of Holdings as of the closing date, would have the right to veto material corporate actions and would be entitled to elect representatives to the Holdings board of directors. Although the substantive provisions of the term sheet are non-binding, USMD has agreed with the Investor that if the definitive agreements are not entered into prior to July 1, 2011 for any reason and the contemplated transactions are terminated, USMD will reimburse the Investor for 50% of its out of pocket expenses up to a maximum of $500,000. If the definitive agreements are signed, the term sheet contemplates that the transactions would close on or about September 30, 2011, subject to satisfaction of the conditions that are set forth in the definitive agreements.

Key Drivers and Challenges

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Given the current contracted managed care reimbursement rates at USMD Arlington Hospital and USMD Fort Worth Hospital, USMD believes the management fee revenue it receives from these hospitals will enable it to fund its working capital and routine capital expenditure requirements with cash flow from operations. However, USMD will seek additional financing in order to fund its operations and business strategy and to refinance certain of its existing credit facilities. USMD’s debt capacity is currently constrained by its ability to service additional debt, the tight credit markets and limitations on indebtedness contained in its existing credit facility. See further discussion in the “Liquidity and Capital Resources” section of the USMD MD&A.

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As the ongoing economic recession has increased the number of underinsured patients, and as the prevalence of high deductible insurance plans has increased, USMD anticipates that a higher percentage of revenues of USMD Arlington Hospital and USMD Fort Worth Hospital will be comprised of the patients’ share of cost. This shift in payer mix may have an unfavorable impact on collection rates, which would further affect USMD’s revenue-based management fees.

Integrated Urology Health Services Company

USMD develops, operates, and manages entities that deliver diagnostic, therapeutic, and hospital-based healthcare services to patients with an emphasis on urological care. UANT is a Texas limited liability partnership and a physician group practice that provides professional medical services in the medical specialty of urology.

Ventures is a Texas limited liability partnership that was formed by the partners of UANT to hold certain passive investment interests of UANT. Holdings was formed in 2010 in contemplation of the Contribution by USMD and Ventures.

Holdings intends to continue to own and operate the existing businesses that are currently owned and operated by USMD, UANT and Ventures. The growth and success of Holdings in the near term largely depends on Holdings’ ability to increase the number of patients served by its subsidiaries and the health care providers it manages, to successfully open new facilities or expand existing facilities, to successfully integrate its acquired and/or managed facilities into existing operations, and to maintain productive relationships with physician and hospital partners.

In addition, Holdings hopes to vertically expand its business in the North Texas service area by developing or acquiring complementary physician group practices and ancillary healthcare service providers, and Holdings hopes to horizontally expand its business in other strategic service areas by developing strategic alliances with large integrated urology practices and expanding the medical service lines of those medical groups in those service areas. Holdings believes that the opportunity to execute its business combination with USMD, UANT and Ventures and to develop or acquire targeted physician group practices and ancillary healthcare service providers will place it in a position to achieve its goal of becoming a regional or national integrated urology health services company.

Results of Operations

The following table summarizes USMD’s results of operations for the periods indicated and is used in the discussion that follows (in thousands):

	Three Months Ended March 31,				Years Ended December 31,
	2011		2010		2010		2009
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Revenues:	(unaudited)
Management services revenue	$5,912	54.3%	$3,291	14.3%	$19,795	35.3%	$5,784	4.6%
Lithotripsy revenue	4,968	45.7%	4,367	18.9%	20,845	37.2%	18,370	14.5%
Net patient service revenue	—	0.0%	14,895	64.6%	14,896	26.6%	99,737	78.7%
Other operating revenue	—	0.0%	497	2.2%	497	0.9%	2,910	2.3%

Net operating revenue	10,880	100.0%	23,050	100.0%	56,033	100.0%	126,801	100.0%

Operating expenses:
Salaries, wages and employee benefits	4,766	43.8%	7,327	31.8%	21,546	38.5%	34,211	27.0%
Medical supplies and services expense	68	0.6%	4,732	20.5%	5,072	9.1%	32,059	25.3%
Provision for doubtful accounts	42	0.4%	1,759	7.6%	1,760	3.1%	13,085	10.3%
Other operating expenses	1,779	16.4%	3,964	17.2%	8,778	15.7%	18,412	14.5%
Depreciation and amortization	277	2.5%	1,105	4.8%	1,943	3.5%	5,624	4.4%
Goodwill impairment	—	0.0%	—	0.0%	690	1.2%	—	0.0%

	6,932	63.7%	18,887	81.9%	39,789	71.0%	103,391	81.5%

Income from operations	3,948	36.3%	4,163	18.1%	16,244	29.0%	23,410	18.5%
Other income (expense), net	270	2.5%	11,086	48.1%	7,193	12.8%	(2,143)	-1.7%

Income before provision for income taxes	4,218	38.8%	15,249	66.2%	23,437	41.8%	21,267	16.8%
Provision for income taxes	(545)	-5.0%	(4,909)	-21.3%	(4,449)	-7.9%	(2,146)	-1.7%

Net income	3,673	33.8%	10,340	44.9%	18,988	33.9%	19,121	15.1%
Less: net income attributable to noncontrolling interests	(2,961)	-27.2%	(1,634)	-7.1%	(11,563)	-20.6%	(16,818)	-13.3%

Net income attributable to USMD	$712	6.5%	$8,706	37.8%	$7,425	13.3%	$2,303	1.8%

	Quarterly Change				Annual Change
	2011 vs. 2010				2010 vs. 2009
Revenues:
Management services revenue	$2,621	79.6%			$14,011	242.2%
Lithotripsy revenue	601	13.8%			2,475	13.5%
Net patient service revenue	(14,895)	-100.0%			(84,841)	-85.1%
Other operating revenue	(497)	-100.0%			(2,413)	-82.9%

Net operating revenue	(12,170)	-52.8%			(70,768)	-55.8%

Operating expenses:
Salaries, wages and employee benefits	(2,561)	-35.0%			(12,665)	-37.0%
Medical supplies and services expense	(4,664)	-98.6%			(26,987)	-84.2%
Provision for doubtful accounts	(1,717)	-97.6%			(11,325)	-86.5%
Other operating expenses	(2,185)	-55.1%			(9,634)	-52.3%
Depreciation and amortization	(828)	-74.9%			(3,681)	-65.5%
Goodwill impairment	—	0.0%			690	100.0%

	(11,955)	-63.3%			(63,602)	-61.5%

Income from operations	(215)	-5.2%			(7,166)	-30.6%
Other income (expense), net	(10,816)	-97.6%			9,336	-435.7%

Income before provision for income taxes	(11,031)	-72.3%			2,170	10.2%
Provision for income taxes	4,364	-88.9%			(2,303)	107.3%

Net income	(6,667)	-64.5%			(133)	-0.7%
Less: net income attributable to noncontrolling interests	(1,327)	81.2%			5,255	-31.2%

Net income attributable to USMD	$(7,994)	-91.8%			$5,122	222.4%

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Effects of Deconsolidation of the Hospitals

As a result of the March 1, 2010 deconsolidation of USMD Arlington Hospital and USMD Fort Worth Hospital, due to considerable changes in the nature of the results and amounts that are included or not included in the consolidated results of operations, subsequent to the deconsolidation, the historical results of operations and cash flows of USMD have limited comparability to prior periods. Generally, effective March 1, 2010, all results of the hospitals, including net patient service revenue and associated operating expenses are no longer consolidated, and conversely, management services revenue earned from the hospitals that had previously been eliminated in consolidation is now included in USMD’s consolidated results of operations and cash flows. Following historical presentations of USMD MD&A, USMD has presented supplementary pro forma USMD MD&A including deconsolidated pro forma results of operations and cash flows for the periods presented.

Revenues

Net operating revenue decreased 52.8% to $10.9 million for the three months ended March 31, 2011, from $23.1 million for the same period in 2010, due primarily to reductions in net patient service revenue related to deconsolidation of the hospitals, offset by a $2.1 million increase in management services revenue from the hospitals that had been previously eliminated in consolidation.

Management services revenue includes revenue earned through the provision of management and staffing services to USMD’s managed entities. In addition to the increase in hospital division management services revenue noted above, USMD CTC Division management services revenue increased $0.4 million as a result of two new cancer treatment centers that opened in January and August 2010. USMD is actively pursuing domestic and international investments and management contracts with radiation treatment centers.

Lithotripsy revenue includes revenue of the consolidated lithotripsy partnerships, which increased 13.8%, or $0.6 million, to $5.0 million for the three months ended March 31, 2011 from $4.4 million for the same period in 2010. Approximately $0.3 million of the increase was related to deconsolidation of the hospitals, which resulted in the activity of one lithotripsy partnership that had been previously eliminated in consolidation being included in the consolidated results of operations. Revenue of non-hospital-related lithotripsy partnerships increased 8.1% or $0.3 million while case counts increased 9.4% as compared to the same period in 2010.

Other operating revenue includes other hospital revenue and miscellaneous revenue and decreased due to deconsolidation of the hospitals.

Operating Expenses

Salaries, wages and employee benefits as a percentage of revenue increased to 43.8% for the three months ended March 31, 2011, from 31.8% for the same period in 2010, primarily due to a shift in the nature of consolidated expenses. The deconsolidated hospital salaries, wages and benefits had a lower cost as a percentage of revenue than hospital management salaries, wages and benefits. This decrease was offset by increased staffing expense related to the two new cancer treatment centers and expansion of centralized financial reporting staff at USMD.

Medical supplies and services expense decreased $4.7 million due to deconsolidation of the hospitals. For the three months ended March 31, 2011, medical supplies and expenses not associated with the deconsolidated hospitals of $0.1 million were flat as compared to the same period in 2010.

Due to deconsolidation of the hospitals, the provision for doubtful accounts decreased $1.7 million for the three months ended March 31, 2011 compared to the same period in 2010. USMD’s divisions generally do not experience material bad debts.

Depreciation and amortization decreased due to deconsolidation of the hospitals.

Other operating expenses consist primarily of professional fees, rent and lease expenses, facilities expense, travel expense and other expense. Other operating expenses decreased $2.2 million to $1.8 million for the three months ended March 31, 2011, from $4.0 million for the same period in 2010 primarily due to deconsolidation of the hospitals, offset by a $0.5 million increase in professional fees due to legal, audit and consulting costs associated with the Contribution and filing of the Prospectus.

Non-Operating Income and Expenses

Other income decreased $10.8 million to $0.3 million for the three months ended March 31, 2011, from $11.1 million for the same period in 2010. The variance is primarily related to the March 2010 $12.4 million gain on deconsolidation of USMD Arlington Hospital and USMD Fort Worth Hospital. The deconsolidation gain represented an adjustment of the investment in these hospitals to estimated fair market value at March 1, 2010. In addition, equity in income of nonconsolidated affiliates increased $0.4 million, including $0.6 million for the deconsolidated hospitals offset by $0.2 million reduction at a cancer treatment center in which USMD has a limited ownership interest. Interest expense decreased $1.2 million primarily due to deconsolidated hospital activity.

The income tax provision decreased $4.4 million to $0.5 million for the three months ended March 31, 2010, from $4.9 million for the same period in 2010. USMD’s effective tax rates were 37.5% and 37.6% for the three months ended March 31, 2011 and 2010, respectively, excluding the effect of net income attributable to noncontrolling interests.

Net income attributable to noncontrolling interests increased $1.3 million to $3.0 million for the three months ended March 31, 2011, from $1.6 million for the same period in 2010, primarily related to losses at the deconsolidated hospitals for the three months ended March 31, 2010 and a $0.3 million increase related to lithotripsy partnership interests.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Net operating revenue decreased 55.8% to $56.0 million for the year ended December 31, 2010, from $126.8 million in 2009, due primarily to reductions in net patient service revenue related to deconsolidation of the hospitals, offset by $10.1 million of management services revenue from the hospitals, which had been historically eliminated in consolidation.

Management services revenue includes revenue earned through the provision of management and operational services to USMD’s managed entities. In addition to the hospital division management services revenue noted above, USMD CTC Division management services revenue increased $3.0 million as a result of three new cancer treatment centers that opened in the latter half of 2009 and in 2010. USMD is actively pursuing domestic and international investments and management contracts with radiation treatment centers.

Lithotripsy revenue includes revenue of the consolidated lithotripsy partnerships, which increased 13.5%, or $2.5 million, to $20.8 million for the year ended December 31, 2010 from $18.4 million in 2009. Approximately $1.7 million of the increase was related to deconsolidation of the hospitals, which resulted in the activity of one lithotripsy partnership that had been historically eliminated in consolidation being included in the consolidated results of operations. Revenue of non-hospital-related lithotripsy partnerships increased 4.2% or $0.9 million while related case counts increased 5.7% as compared to the same period in 2009.

Other operating revenue includes other hospital revenue and miscellaneous revenue and decreased primarily due to deconsolidation of the hospitals.

Operating Expenses

Salaries, wages and employee benefits as a percentage of revenue increased to 38.5% for the year ended December 31, 2010, from 27.0% in 2009, primarily due to the shift in the nature of consolidated expenses. The deconsolidated hospital salaries, wages and benefits had a lower cost as a percentage of revenue than management company salaries, wages and benefits. In addition, staffing expenses increased related to the three new cancer treatment centers, which had not reached normal operating capacity, employee bonuses increased $0.3 million and stock compensation expense increased $0.6 million due to an issuance of stock options in January 2010.

Medical supplies and services expense decreased $27.0 million due to deconsolidation of the hospitals. For the year ended December 31, 2010, medical supplies and expenses not associated with the deconsolidated hospitals of $0.4 million were flat as compared to 2009.

The provision for doubtful accounts decreased $11.3 million in 2010 as compared to 2009, primarily due to deconsolidation of the hospitals. The remaining provision of $1.8 million is nearly entirely related to the January and February provision associated with the hospitals prior to deconsolidation. USMD’s divisions generally do not experience material bad debts.

Other operating expenses consist primarily of professional fees, rent and lease expenses, facilities expense, travel expense and other expense. Other operating expenses decreased $9.6 million to $8.8 million for the year ended December 31, 2010, from $18.4 million in 2009 primarily due to deconsolidation of the hospitals, offset by a $1.2 million increase in professional fees due to legal, audit and consulting costs associated with the Contribution and filing of the Prospectus and a $0.5 million net increase in hospital other operating expenses incurred during January and February 2010 as compared to the same periods in 2009.

Depreciation and amortization decreased due to deconsolidation of the hospitals.

As a result of USMD’s 2010 annual goodwill impairment test, a non-cash impairment charge of $0.7 million was recorded related to the USMD Lithotripsy Division reporting unit for the year ended December 31, 2010. The impairment resulted from a decrease in projected operating margin due to reductions in projected revenue combined with higher operating expenses.

Non-Operating Income and Expenses

Other income was $7.2 million for the year ended December 31, 2010 compared to other expense of $2.1 million in 2009. The variance primarily related to a $12.4 million gain on deconsolidation of USMD Arlington Hospital and USMD Fort Worth Hospital offset by a subsequent impairment of the investments in USMD Arlington Hospital and USMD Fort Worth Hospital. The deconsolidation gain represents an adjustment of the investments in these hospitals to estimated fair market value at March 1, 2010. As further explained under “Key Developments” in the “Executive Overview” section above, during the fourth quarter of 2010, the Company recorded a pretax charge of approximately $4.6 million to reduce the carrying value of partnership interests in the hospitals. The $4.6 million asset impairment consists of approximately $1.5 million related to USMD’s investment in USMD Arlington Hospital and approximately $3.1 million related to USMD’s investment in USMD Fort Worth Hospital. Hospital operations have improved substantially subsequent to assignment of THR managed care contracts to the hospitals beginning April 2010; however, the hospitals have not achieved the reimbursement rates estimated at the date of hospital deconsolidation when investments in those hospitals were recorded at estimated fair value, resulting in the impairment. USMD does not expect future impairments unless hospital payer mix and/or case mix changes negatively.

In addition, equity in income of nonconsolidated affiliates increased $0.9 million, including $1.0 million for the deconsolidated hospitals and $0.2 million at a cancer treatment center in which USMD has a limited ownership interest, offset by decreases at the remaining nonconsolidated affiliates of $0.3 million. Interest expense decreased $0.5 million primarily due to deconsolidated hospital activity.

The income tax provision increased $2.3 million to $4.4 million for the year ended December 31, 2010, from $2.1 million for the same period in 2009. USMD’s effective tax rates were 36.3% and 37.8% for 2010 and 2009, respectively, excluding the effect of net income attributable to noncontrolling interests.

Net income attributable to noncontrolling interests decreased $5.3 million to $11.6 million for the year ended December 31, 2010, from $16.8 million in 2009, primarily related to deconsolidation of the hospitals, offset by a $0.3 million increase related to lithotripsy partnership interests.

Pro Forma Results of Operations

In order to facilitate meaningful comparisons of the periods presented, USMD has presented pro forma results of operations for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010 and 2009 as if the hospitals were deconsolidated effective January 1, 2009. The following table summarizes USMD’s pro forma results of operations and is used in the discussions that follow (in thousands):

	Three Months Ended March 31,				Years Ended December 31,
	2011		2010		2010		2009
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(unaudited)				(unaudited)
	(deconsolidation pro forma)				(deconsolidation pro forma)
Revenues:
Management services revenue	$5,912	54.3%	$5,112	52.4%	$21,616	50.6%	$16,226	44.3%
Lithotripsy revenue	4,968	45.7%	4,640	47.6%	21,118	49.4%	20,258	55.3%
Other operating revenue	—	0.0%	—	0.0%	—	0.0%	125	0.3%

Net operating revenue	10,880	100.0%	9,752	100.0%	42,734	100.0%	36,609	100.0%

Operating expenses:
Salaries, wages and employee benefits	4,766	43.8%	4,118	42.2%	18,340	42.9%	14,021	38.3%
Medical supplies and services expense	68	0.6%	94	1.0%	435	1.0%	457	1.2%
Provision for doubtful accounts	42	0.4%	7	0.1%	7	0.0%	192	0.5%
Other operating expenses	1,779	16.4%	1,098	11.3%	5,912	13.8%	3,887	10.6%
Depreciation and amortization	277	2.5%	328	3.4%	1,165	2.7%	1,157	3.2%
Goodwill impairment	—	0.0%	—	0.0%	690	1.6%	—	0.0%

	6,932	63.7%	5,645	57.9%	26,549	62.1%	19,714	53.9%

Income from operations	3,948	36.3%	4,107	42.1%	16,185	37.9%	16,895	46.1%
Other income (expense)	270	2.5%	(192)	-2.0%	(4,084)	-9.6%	(544)	-1.5%

Income before provision for income taxes	4,218	38.8%	3,915	40.1%	12,101	28.3%	16,351	44.7%
Provision for income taxes	(545)	-5.0%	(560)	-5.7%	(100)	-0.2%	(2,146)	-5.9%

Net income	3,673	33.8%	3,355	34.4%	12,001	28.1%	14,205	38.8%
Less: net income attributable to noncontrolling interests	(2,961)	-27.2%	(2,651)	-27.2%	(12,580)	-29.4%	(11,888)	-32.5%

Net income (loss) attributable to USMD	$712	6.5%	$704	7.2%	$(579)	-1.4%	$2,317	6.3%

	Quarterly Change				Annual Change
	2011 vs. 2010				2010 vs. 2009
Revenues:
Management services revenue	$800	15.6%			$5,390	33.2%
Lithotripsy revenue	328	7.1%			860	4.2%
Other operating revenue	—	0.0%			(125)	-100.0%

Net operating revenue	1,128	11.6%			6,125	16.7%

Operating expenses:
Salaries, wages and employee benefits	648	15.7%			4,319	30.8%
Medical supplies and services expense	(26)	-27.7%			(22)	-4.8%
Provision for doubtful accounts	35	500.0%			(185)	-96.4%
Other operating expenses	681	62.0%			2,025	52.1%
Depreciation and amortization	(51)	-15.5%			8	0.7%
Goodwill impairment	—	0.0%			690	100.0%

	1,287	22.8%			6,835	34.7%

Income from operations	(159)	-3.9%			(710)	-4.2%
Other income (expense)	462	-240.6%			(3,540)	650.7%

Income before provision for income taxes	303	7.7%			(4,250)	-26.0%
Provision for income taxes	15	-2.7%			2,046	-95.3%

Net income	318	9.5%			(2,204)	-15.5%
Less: net income attributable to noncontrolling interests	(310)	11.7%			(692)	5.8%

Net income (loss) attributable to USMD	$8	1.1%			$(2,896)	-125.0%

Pro Forma Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Pro Forma Revenues

Net operating revenue increased $1.1 million or 11.6% to $10.9 million for the three months ended March 31, 2011, from $9.8 million for the same period in 2010 due primarily to increases in management services revenue at USMD Hospital Division and USMD CTC Division.

Management services revenue increased $0.8 million or 15.6% to $5.9 million for the three months ended March 31, 2011, from $5.1 million for the same period in 2010 due primarily to increases of $0.3 million and $0.4 million at USMD Hospital Division and USMD CTC Division, respectively. The 10.9% increase in management services revenue at USMD Hospital Division was due to higher net patient service revenue at the hospitals related primarily to the mid-2010 assignment of THR managed care contracts. The 21.8% increase in USMD CTC Division management services revenue is the result of two new cancer treatment centers that opened in January and August of 2010.

Lithotripsy revenue increased 7.1%, or $0.3 million, to $4.9 million for the three months ended March 31, 2011, from $4.6 million for the same period in 2010 while case counts increased 9.3% as compared to the same period in 2010.

Pro Forma Operating Expenses

Salaries, wages and employee benefits as a percentage of revenue increased slightly to 43.8% for the three months ended March 31, 2011, from 42.2% for the same period in 2010. Salaries, wages and employee benefits increased $0.6 million to $4.7 million for the three months ended March 31, 2011, from $4.1 million for the same period in 2010, primarily due to increased staffing expense related to the two new cancer treatment centers and expansion of centralized financial reporting staff at USMD.

Other operating expenses consist primarily of professional fees, rent and lease expenses, facilities expense, travel expense and other expense. Other operating expenses increased $0.7 million to $1.8 million for the three months ended March 31, 2011, from $1.1 million for the same period in 2010, primarily due to a $0.5 million increase in professional fees due to legal, audit and consulting costs associated with the Contribution and filing of the Prospectus.

Pro Forma Non-Operating Income and Expenses

Other income was $0.3 million for the three months ended March 31, 2011 compared to other expense of $0.2 million for the same period in 2010. The variance primarily relates to a $0.5 million increase in equity in income of nonconsolidated affiliates less a $0.2 million reduction at a cancer treatment center in which USMD has a limited ownership interest. Interest expense remained flat at $0.2 million for the three months ended March 31, 2011 compared to the same period in 2010.

The income tax provision was flat for the three months ended March 31, 2011 as compared to the same period in 2010. USMD’s effective tax rates were 35.4% and 35.3% for the three months ended March 31, 2011 and 2010, respectively, excluding the effect of net income attributable to noncontrolling interests.

Net income attributable to noncontrolling interests increased $0.3 million to $3.0 million for the three months ended March 31, 2011, from $2.7 million for the same period in 2010, primarily related to increased total consolidated lithotripsy partnership net income year over year.

Pro Forma Year Ended December 31, 2010 Compared to Pro Forma Year Ended December 31, 2009

Pro Forma Revenues

Net operating revenue increased $6.1 million or 16.7% to $42.7 million for the year ended December 31, 2010, from $36.6 million in 2009 due primarily to increases in management services revenue at USMD Hospital Division and USMD CTC Division.

Management services revenue increased $5.4 million or 33.2% to $21.6 million for the year ended December 31, 2010, from $16.2 million in 2009 due primarily to increases of $1.4 million and $3.0 million at USMD Hospital Division and USMD CTC Division, respectively. The increase in management services revenue at USMD Hospital Division was due to higher net patient service revenue at the hospitals related primarily to the assignment of THR managed care contracts coincident to its 51% limited partnership interests at March 2010. The 53% increase in USMD CTC Division management services revenue is the result of three new cancer treatment centers that opened in the latter half of 2009 and in 2010.

Lithotripsy revenue increased 4.2%, or $0.9 million, to $21.1 million for the year ended December 31, 2010, from $20.3 million in 2009 while case counts increased 5.7% as compared to 2009.

Other operating revenue decreased $0.1 million to zero for the year ended December 31, 2010 due to USMD CTC Division development fees earned in 2009 that were not replicated in 2010.

Pro Forma Operating Expenses

Salaries, wages and employee benefits as a percentage of revenue increased to 42.9% for the year ended December 31, 2010, from 38.3% in 2009, primarily due to increased staffing expense related to the three new cancer treatment centers, which had not reached normal operating capacity, a $0.3 million increase in employee bonuses and $0.6 million of stock compensation expense resulting from an issuance of stock options in January 2010.

Pro forma other operating expenses consist primarily of professional fees, repair and maintenance, travel expense, rent and lease expenses and other supplies and services expenses. Other operating expenses increased $2.0 million to $5.9 million for the year ended December 31, 2010, from $3.9 million in 2009, due to a $1.2 million increase in professional fees associated with the Contribution and filing of this Prospectus and increases in travel and other supplies and services; repair and maintenance and rent and lease expenses were flat.

As a result of USMD’s 2010 annual goodwill impairment test, a non-cash impairment charge of $0.6 million was recorded related to the USMD Lithotripsy Division reporting unit for the year ended December 31, 2010. The impairment resulted from unrealized cost efficiencies resulting in a reduction of projected cash flows.

Pro Forma Non-Operating Income and Expenses

Other expense increased $3.5 million to $4.1 million for the year ended December 31, 2010 from $0.5 million in 2009 primarily related to impairment of the investments in USMD Arlington Hospital and USMD Fort Worth Hospital. As further explained under “Key Developments” in the “Executive Overview” section above, during the fourth quarter of 2010, the Company recorded a pretax charge of approximately $4.6 million to reduce the carrying value of partnership interests in the hospitals. The $4.6 million asset impairment consists of approximately $1.5 million related to USMD’s investment in USMD Arlington Hospital and approximately $3.1 million related to USMD’s investment in USMD Fort Worth Hospital. Hospital operations have improved substantially subsequent to assignment of THR managed care contracts to the hospitals beginning April 2010; however, the hospitals have not achieved the reimbursement rates estimated at the date of hospital deconsolidation when investments in those hospitals were recorded at estimated fair value, resulting in the impairment. USMD does not expect future impairments unless hospital payer mix and/or case mix changes negatively.

In addition, equity in income of nonconsolidated affiliates increased $0.8 million, offset by a $0.2 million decrease in interest expense.

Net income attributable to noncontrolling interests increased $0.7 million to $12.6 million for the year ended December 31, 2010, from $11.9 million in 2009, primarily related to increased total consolidated lithotripsy partnership net income year over year.

Liquidity and Capital Resources

The following table summarizes USMD’s cash flows for the periods indicated and is used in the discussions that follow (in thousands):

	Three Months Ended March 31,		Years Ended December 31,
	2011	2010	2010	2009
	(unaudited)
Cash flows from operating activities:
Net income	$3,673	$10,340	$18,988	$19,121
Net income to net cash reconciliation adjustments	88	(4,633)	(528)	16,889
Change in operating assets and liabilities	(214)	(1,091)	1,761	(12,675)

Net cash provided by operating activities	3,547	4,616	20,221	23,335

Cash flows from investing activities:
Capital expenditures	(78)	(4)	(68)	(656)
Investments in nonconsolidated affiliates	—	—	(260)	—
Decrease in cash due to deconsolidation of subsidiaries	—	(4,790)	(4,790)	—

Net cash used in investing activities	(78)	(4,794)	(5,118)	(656)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	—	4,364
Repayments of long-term debt and capital lease obligations	(113)	(869)	(2,949)	(16,122)
Repayments of related party long-term debt	(104)	(201)	(436)	(512)
Purchase of treasury stock	—	—	—	(373)
Distributions to noncontrolling interests, net of proceeds	(3,042)	(2,730)	(12,231)	(10,816)

Net cash used in financing activities	(3,259)	(3,800)	(15,616)	(23,459)

Net increase (decrease) in cash and cash equivalents	210	(3,978)	(513)	(780)
Cash and cash equivalents at beginning of year	7,477	7,990	7,990	8,770

Cash and cash equivalents at end of period	$7,687	$4,012	$7,477	$7,990

	Quarterly Change		Annual Change
	2011 vs. 2010		2010 vs. 2009
Cash flows from operating activities:
Net income	$(6,667)		$(133)
Net income to net cash reconciliation adjustments	4,721		(17,417)
Change in operating assets and liabilities	877		14,436

Net cash provided by operating activities	(1,069)		(3,114)

Cash flows from investing activities:
Capital expenditures	(74)		588
Investments in nonconsolidated affiliates	—		(260)
Decrease in cash due to deconsolidation of subsidiaries	4,790		(4,790)

Net cash used in investing activities	4,716		(4,462)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—		(4,364)
Repayments of long-term debt and capital lease obligations	853		13,249
Purchase of treasury stock	—		373
Distributions to noncontrolling interests, net of proceeds	(312)		(1,415)

Net cash used in financing activities	$541		$7,843

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Operating Activities

The $1.1 million decrease in net cash provided by operating activities is primarily due to deconsolidation of the hospital activity and balances.

Investing Activities

Excluding the 2010 decrease in cash associated with deconsolidation of the hospitals, capital expenditures increased $74,000. USMD anticipates funding future routine capital expenditures with cash flows generated from operations or via financing. USMD expects to incur approximately $1.1 million per year in future capital expenditures, primarily attributable to the replacement of lithotripters.

Financing Activities

Net cash used in financing activities decreased $0.5 million due to reductions in repayments of long-term debt offset by increased distributions to noncontrolling interests. Of the $0.9 million reduction in debt repayments, $0.4 million of it was attributable to payments made by the hospitals prior to deconsolidation. In addition, USMD paid off certain corporate debt obligations in 2010, resulting in a $0.3 million reduction in cash used for debt repayments in 2011. The $0.3 million increase in distributions to lithotripsy partnerships was due to increased profitability at those partnerships.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating Activities

Net cash provided by operating activities decreased $3.1 million in 2010 versus 2009 primarily due to net income to net cash reconciliation adjustments offset by cash flow from changes in operating assets and liabilities. Excluding the provision for doubtful accounts, net income to net cash reconciliation adjustments decreased $6.1 million, primarily due to deconsolidation of the hospitals and hospital investments. Net of the provision for doubtful accounts, cash flows from accounts receivable increased $3.0 million in 2010 versus 2009 primarily from collection of management fee receivable balances that expanded in 2008 and 2009 as the hospitals and cancer treatment centers commenced operations and grew the businesses.

Investing Activities

Net cash used in investing activities increased $4.5 million in 2010 versus 2009 due to deconsolidation of the hospital activity and an investment in a nonconsolidated affiliate offset by a $0.6 million reduction in capital expenditures. Upon deconsolidation of the hospitals, cash was reduced $4.8 million. In addition, in September 2010, USMD invested $0.3 million in a radiation oncology facility. Of the $0.6 million reduction in capital expenditures, $0.5 million of it was attributable to hospital activity prior to deconsolidation.

In addition, USMD financed the purchase of three lithotripters through two capital leases totaling $1.3 million.

Financing Activities

Net cash used in financing activities decreased $7.8 million primarily due to deconsolidation of hospital activity and a $0.4 million decrease in treasury stock repurchases. This was offset by a $0.9 million increase in non-hospital principal payments made in 2010 as a result of a voluntary acceleration of principal payments on corporate credit facilities resulting in payoff of USMD’s senior secured notes on December 23, 2010 and a $1.4 million increase in distributions to noncontrolling interests, net of proceeds in 2010 versus 2009.

Capital Resources and Debt Obligations

USMD expects to continue to fund operations and meet principal and interest payment obligations utilizing cash flows from operations. Routine distributions from both managed hospitals serve as a critical source of cash flows for USMD. Hospital managed care contracted reimbursement rates that went into effect in mid-2010 have improved managed hospital profitability and may permit continued future routine distributions from USMD Arlington Hospital, subject to credit facility restrictions. USMD Fort Worth Hospital has not made recent distributions; however, USMD anticipates that USMD Fort Worth Hospital will make a distribution in late 2011. USMD will need future hospital distributions in order to meet its debt obligations under the $30 million subordinated debt to be issued in connection with the Contribution.

USMD plans to secure equity financing, mezzanine financing and/or debt financing for acquisitions and potential restructuring of existing credit facilities. Part of USMD’s overall business strategy is to make strategic acquisitions of complementary healthcare facilities and physician practice groups and USMD may rely heavily on financing in order to fulfill this strategy. To the extent USMD is unable to secure the necessary acquisition financing, it may be hampered or delayed in its ability to acquire such entities and, thus, may be unable to fulfill timely its acquisition strategy. On January 10, 2011, USMD executed a $1.0 million working capital line of credit with Chase Bank that accrues interest at the Chase Bank Floating Rate plus one percent and matures on July 1, 2011.

USMD believes it has reached its corporate debt capacity inclusive of the line of credit. No significant additional debt funding is available under corporate credit facilities and notes payable; however, USMD believes that demonstrated and sustained increases in profitability and cash reserves may permit lenders to extend credit in the future. Lithotripsy partnerships have demonstrated the ability to fund equipment purchases. The following table illustrates the components of USMD’s debt structure as of March 31, 2011 and December 31, 2010 (in thousands):

	March 31, 2011	December 31, 2010
USMD
Subordinated notes payable	$731	$731
USMD Lithotripsy Division subordinated notes payable	7,583	7,687

	8,314	8,418
Lithotripsy partnerships
Notes payable	320	386
Capital lease obligations	1,274	1,321

	1,594	1,707

Total long-term debt	9,908	10,125
Less: current portion	(896)	(892)

Long-term debt, less current portion	$9,012	$9,233

The lithotripsy partnership notes payable have certain debt covenant requirements. Events beyond the partnerships’ control can affect their ability to meet covenant requirements and a breach of any of these covenants could result in a default of the note(s) payable. Upon the occurrence of an event of default, amounts outstanding under those notes payable may become due and payable. As of March 31, 2011, the lithotripsy partnerships were in compliance with their contractually required debt covenants.

Maturities of USMD long-term debt and future minimum capital lease payments are as follows at March 31, 2011 (in thousands):

	Long-Term Debt	Capital Leases (1)	Total
April 2011 through December 2011	$493	$238	$731

Year Ending December 31,
2012	1,352	318	1,670
2013	513	318	831
2014	561	318	879
2015	614	282	896
2016	671	8	679
Thereafter	4,430	—	4,430

Total	$8,634	$1,482	$10,116

(1)	includes related principal and interest

Non-Binding Term Sheet Regarding Issuance and Sale of Convertible Preferred Stock

Holdings and USMD have executed a non-binding term sheet with an unaffiliated private investment firm which contemplates the sale of 60,000 shares of convertible preferred stock of Holdings at a price of $1,000 per share, representing a total purchase price of $60 million. The transaction is subject to the completion of due diligence and the negotiation of definitive agreements and the likelihood of its consummation cannot be predicted at this time. The non-binding term sheet does not set forth an actual conversion rate of the preferred stock but rather an expectation that the preferred stock would convert into approximately one-third of the common stock of Holdings. The exact conversion rate and all other terms of the convertible preferred stock financing will depend upon the completion of due diligence and the negotiation of definitive agreements with the private investment firm. However, should the preferred stock financing be consummated without material changes from the terms contemplated by the non-binding term sheet, Holdings estimates that the 60,000 shares of convertible preferred stock would be convertible into an aggregate of approximately 5,025,000 shares of common stock (representing a conversion rate of 83.75 shares of common stock for each share of convertible preferred stock). Under these terms, upon issuance of the convertible preferred stock, Holdings would record $60.0 million of convertible preferred stock equity and a beneficial conversion discount of $11.2 million equal to the estimated intrinsic value of the conversion option.

Pro Forma Liquidity and Capital Resources

In order to facilitate meaningful comparisons of the periods presented, USMD has presented pro forma cash flows for the three months ended March 31, 2011 and 2010 and the for years ended December 31, 2010 and 2009 as if the hospitals were deconsolidated effective January 1, 2009. The following table summarizes USMD’s pro forma cash flows for the periods indicated and is used in the discussions that follow (in thousands):

	Three Months Ended March 31,		Years Ended December 31,
	2011	2010	2010	2009
	(unaudited)
	(deconsolidation pro forma)
Cash flows from operating activities:
Net income	$3,673	$3,354	$12,001	$14,205
Net income to net cash reconciliation adjustments	88	610	4,591	2,871
Change in operating assets and liabilities	(214)	(436)	2,546	(1,217)

Net cash provided by operating activities	3,547	3,528	19,138	15,859

Cash flows from investing activities:
Capital expenditures	(78)	(4)	(75)	(134)
Investments in nonconsolidated affiliates	—	—	(260)	—

Net cash used in investing activities	(78)	(4)	(335)	(134)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	—	2,364
Repayments of long-term debt and capital lease obligations	(113)	(465)	(2,545)	(3,928)
Repayments of related party long-term debt	(104)	(201)	(435)	(481)
Purchase of treasury stock	—	—	—	(373)
Distributions to noncontrolling interests, net of proceeds	(3,042)	(2,795)	(12,295)	(11,872)

Net cash used in financing activities	(3,259)	(3,461)	(15,275)	(14,290)

Net increase in cash and cash equivalents	210	63	3,528	1,435
Cash and cash equivalents at beginning of year	7,477	3,949	3,949	2,514

Cash and cash equivalents at end of period	$7,687	$4,012	$7,477	$3,949

	Quarterly Change	Annual Change
	2011 vs. 2010	2010 vs. 2009
Cash flows from operating activities:
Net income	$319	$(2,204)
Net income to net cash reconciliation adjustments	(522)	1,720
Change in operating assets and liabilities	222	3,763

Net cash provided by operating activities	19	3,279

Cash flows from investing activities:
Capital expenditures	(74)	59
Investments in nonconsolidated affiliates	—	(260)

Net cash used in investing activities	(74)	(201)

Cash flows from financing activities:
Repayments of long-term debt and capital lease obligations	—	(2,364)
Repayments of long-term debt	449	1,429
Purchase of treasury stock	—	373
Distributions to noncontrolling interests, net of proceeds	(247)	(423)

Net cash used in financing activities	202	(985)

Pro Forma Three Months Ended March 31, 2011 Compared to Pro Forma Three Months Ended March 31, 2010

Pro Forma Operating Activities

Cash flows from operating activities were flat due to a $159,000 decrease in income from operations offset by a $222,000 reduction in use of cash from changes in current assets and current liabilities.

Pro Forma Investing Activities

Capital expenditures increased $74,000. USMD anticipates funding future routine capital expenditures with cash flows generated from operations or via financing. USMD expects to incur approximately $1.1 million per year in future capital expenditures, mostly attributable to replacement of lithotripters.

Pro Forma Financing Activities

The $0.2 million decrease in net cash used in financing activities for the three months ended March 2011 as compared to the same period in 2010 is due to a $0.4 million decrease in debt repayments offset by an increase in lithotripsy partnership distributions. USMD paid off certain debt obligations in 2010, resulting in a $0.3 million reduction in cash used for debt repayments in 2011. The increase in distributions to lithotripsy partnerships was due to increased profitability at those partnerships.

Pro Forma Year Ended December 31, 2010 Compared to Pro Forma Year Ended December 31, 2009

Pro Forma Operating Activities

Net cash provided by operating activities increased $3.3 million in 2010 versus 2009 primarily due to cash flow from changes in operating assets and liabilities, offset slightly by equity in earnings of and distributions from nonconsolidated affiliates.

Cash flow from accounts receivable increased $2.8 million in 2010 versus 2009 primarily because USMD collected management fee receivables that expanded in 2008 and 2009 as the hospitals and cancer treatment centers commenced operations and grew the businesses. Cash flow from accrued liabilities increased $1.0 million in 2010 versus 2009 primarily due to income taxes payable and accrued compensation. Equity in earnings of nonconsolidated affiliates and distributions from nonconsolidated affiliates increased $0.8 million and $0.5 million, respectively.

Pro Forma Investing Activities

Net cash used in investing activities increased $0.2 million in 2010 versus 2009, primarily due to investments in nonconsolidated affiliates, offset by a slight decrease in capital expenditures.

In addition, USMD financed the purchase of three lithotripters through two capital leases totaling $1.3 million.

Pro Forma Financing Activities

Net cash used in financing activities increased $1.0 million primarily due to voluntary acceleration of principal payments on corporate credit facilities resulting in payoff of USMD’s senior secured notes on December 23, 2010.

Off-Balance Sheet Arrangements

As of March 31, 2011 USMD had issued guarantees of the indebtedness and other obligations of certain of its non-consolidating investees to third parties. Should the investees fail to pay the obligations due, USMD could potentially be required to make maximum aggregate payments totaling $6.4 million. The guarantees provide for recourse against the investee, however, if USMD is required to perform under one or more guarantees, recovery of any amount would be unlikely. The remaining terms of these guarantees range from one to 65 months. USMD has not recorded a liability for these guarantees, as it believes it is not probable that it will have to perform under these agreements.

As of March 31, 2011, USMD did not have any retained or contingent interests in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity, or market risk support to that entity for such assets.

As of March 31, 2011, USMD did not have any derivative instruments classified as equity in accordance with Accounting Standards Codification Topic 815, Derivatives and Hedging.

As part of its ongoing business, USMD does not participate in transactions that generate relationships with entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of March  31, 2011, USMD was not involved in any unconsolidated special purpose entities transactions.

Critical Accounting Policies and Estimates

USMD’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of USMD’s consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. USMD bases its assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time its consolidated financial statements are prepared. On a regular basis, USMD reviews the accounting policies, assumptions, estimates and judgments to ensure that its financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from USMD’s assumptions and estimates, and such differences could be material.

USMD’s significant accounting policies are discussed in Note 3, Summary of Significant Accounting Policies, of the December 31, 2010 consolidated financial statements included elsewhere in this Prospectus. USMD believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating its reported financial results, and they require its most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Where USMD management has provided sensitivity analyses in the Effect if Actual Results Differ from Assumptions columns below, the variance assumptions used in those analyses are based on outcomes that USMD management considers reasonably likely to occur.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions

Goodwill

USMD evaluates goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of the goodwill may not be recoverable. USMD tests for goodwill impairment at the reporting unit level, which is at the operating segment level or one level below the operating segment.

The impairment evaluation involves comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value reflects the price a market participant would be willing to pay in a potential sale of the reporting unit. If the fair value exceeds carrying value, then it is concluded that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, a second step is required to measure possible goodwill impairment. The second step includes hypothetically valuing the tangible and intangible assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination. Then, the implied fair value of the reporting unit’s goodwill is compared to the carrying value of that goodwill. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, USMD recognizes an impairment loss in an amount equal to the excess, not to exceed the carrying value.

As a result of USMD’s 2010 annual goodwill impairment test, a non-cash impairment charge of $0.7 million was recorded related to the lithotripsy reporting unit. No impairment of goodwill was recognized during USMD’s 2009 annual goodwill impairment test.

In estimating the fair value of reporting units, USMD management makes estimates and judgments about future cash flows and market valuations using a combination of income, cost and market approaches, including use of a third-party valuation firm, as appropriate. USMD primarily relies on an income approach, specifically a discounted cash flow analysis, which includes assumptions for, among others, discount rates, cash flow projections, growth rates and terminal value rates, all of which require significant judgment. A discount rate of 15% was used in 2010.

These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is USMD’s policy to conduct impairment testing based on its current business strategy in light of present industry and economic conditions, as well as USMD’s future expectations.

USMD has not made any material
changes in the accounting
methodology it uses to assess
impairment during the past three
years.

USMD does not believe there is
reasonable likelihood of material
change in future estimates or
assumptions USMD uses to test for
impairment of goodwill. However, if
actual results are not consistent with
its estimates or assumptions, USMD
may be exposed to an impairment
charge that could be material.

The estimated fair value of the
hospital reporting unit significantly
exceeded its carrying value.

To evaluate the sensitivity of the
fair value calculations of the
lithotripsy reporting unit, USMD
applied a hypothetical 10%
unfavorable change in its weighted
average cost of capital, which if
utilized, would have increased the
impairment charge by $1.8 million.
A 10% favorable change in its
weighted average cost of capital
would have resulted in an implied
fair value of goodwill in excess of
its carrying value by $1.6 million,
resulting in no impairment.

Independently, USMD evaluated
the sensitivity of the fair value
calculations of the lithotripsy
reporting unit by applying a
hypothetical 10% reduction in its
estimated future cash flows, which
if utilized, would have increased
the impairment charge by $1.5
million. A 10% increase in its
estimated future cash flows would
have resulted in an implied fair
value of goodwill in excess of its
carrying value by $0.8 million,
resulting in no impairment.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets other than goodwill, which is separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When evaluating long-lived assets for potential impairment, USMD first compares the carrying value of the asset to the asset’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, USMD calculates an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset’s estimated fair value, which may be based on estimated future cash flows (discounted and with interest charges). USMD recognizes an impairment loss if the amount of the asset’s carrying value exceeds the asset’s estimated fair value. If USMD recognizes an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of that asset.

USMD’s impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.

As further dicussed in Key Developments under the Executive Overview section of the USMD MD&A, in the fourth quarter of 2010, USMD recorded a $4.6 million impairment of its investments in USMD Arlington Hospital and USMD Fort Worth Hospital.

USMD has not made any material
changes in the accounting
methodology USMD uses to assess
impairment loss during the past
three years.

USMD does not believe there is a
reasonable likelihood of a material
change in the future estimates or
assumptions USMD uses to calculate
long-lived asset impairment losses.
However, if actual results are not
consistent with USMD’s estimates and
assumptions used in estimating future
cash flows and asset fair values, USMD
may be exposed to losses that could be
material.

To evaluate the sensitivity of the
fair value calculations of USMD’s
investments in USMD Arlington
Hospital and USMD Fort Worth
Hospital, USMD applied a
hypothetical 10% unfavorable
change in the weighted average
cost of capital, which if utilized,
would have increased the
impairment charge by $1.4 million.
A 10% favorable change in the
weighted average cost of capital
would have decreased the
impairment charge by $1.8 million.

Independently, USMD evaluated
the sensitivity of the fair value
calculations by applying a
hypothetical 10% addition/
reduction of estimated future cash
flows, which if utilized, would
have resulted in a decrease/
increase of the impairment charge
by $1.2 million.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions

Stock-Based Compensation

USMD determines the estimated fair value of its stock-based awards to employees and directors at the date of grant using the Black-Scholes option pricing model.

Option pricing models require management to make assumptions and to apply judgment to determine the fair value of USMD’s awards. These assumptions and judgments include estimating the future volatility of its stock price, the expected life of the option and the risk free interest rate. Changes in these assumptions can materially affect the fair value estimate.

As a recently formed, non-public entity with limited equity transaction history, it was not practicable for USMD to estimate the volatility of its share price; therefore, volatility was estimated based on the historical and implied volatilities of two companies considered peers. USMD concluded that the peer’s businesses were more characteristic of its business than industry indexes. The expected life of awards granted represents the period of time that they are expected to be outstanding based on the “simplified” method, which is allowed for companies that cannot reasonably estimate expected life of options based on historical share option exercise experience. The risk free interest rate is based on the implied yield of U.S. Treasury zero-coupon securities that correspond to the expected life of the option.

If actual results are not consistent
with the assumptions used, the
stock-based compensation expense
reported in USMD’s financial
statements may not be
representative of the actual
economic cost of the stock-based
compensation.

A 10% increase in estimated
volatility would have increased
stock compensation expense by
9%.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). This update provides amendments to ASC Topic 820 that will require more robust disclosures related to (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about certain Level 3 fair value measurements, which are effective for fiscal years beginning after December 31, 2010. USMD adopted ASU 2010-06 effective January 1, 2010 and there was no material impact on USMD’s consolidated financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”). ASU 2010-09 clarifies the date through which subsequent events must be evaluated when issuing financial statements. An entity that is an SEC filer or a conduit bond obligor for conduit debt securities that are traded in a public market will be required to evaluate subsequent events through the date that the financial statements are issued. If an entity meets neither of those criteria, then it should evaluate subsequent events through the date the financial statements are available to be issued. USMD adopted ASU 2010-09 upon issuance in February 2010 and there was no material impact on USMD’s consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-02, Consolidation (Topic 810) Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. ASU 2010-02 clarifies the scope of the decrease in ownership provisions in ASC 810-10 and expands the disclosure requirements about deconsolidation of a subsidiary or de-recognition of a group of assets. ASU 2010-02 was effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and must be applied retrospectively. USMD adopted ASU 2010-02 effective January 1, 2010 and there was no material impact on USMD’s consolidated financial position, results of operations or cash flows.

In December 2010, USMD adopted the provisions of ASU 2010-20, Receivables (Topic 310), (“ASU 2010-20”). ASU 2010-20 requires disclosures about financing receivables and related credit risk on a disaggregated basis, excluding short-term trade accounts receivable. There was no material impact on USMD’s consolidated financial position, results of operations or cash flows upon adoption of this guidance.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (“ASU 2010-28”). ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based on an assessment of qualitative indicators that goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. USMD adopted ASU 2010-28 effective January 1, 2011 and there was no material impact on USMD’s consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU 2010-29”). ASU 2010-29 requires revenues and earnings of the combined entity be disclosed as if the business combination occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 also requires additional disclosures about adjustments included in the reported pro forma revenues and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after fiscal years beginning on or after December 15, 2010. Early adoption is permitted. USMD adopted the provisions of ASU 2010-29 prospectively for business combinations for which the acquisition date is on or after January 1, 2011. There was no impact on USMD’s consolidated financial position, results of operations or cash flows upon adoption of this guidance.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

UANT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

UANT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“UANT MD&A”) is an analysis of the financial condition and the results of operations of UANT, including the accounts of Ventures. The UANT MD&A is intended to provide the reader of the financial statements with a narrative from the perspective of UANT’s management on the financial condition, results of operations and liquidity of UANT and Ventures, and certain other factors that may affect their future results. The UANT MD&A should be read in conjunction with UANT’s consolidated financial statements and related notes and condensed consolidated financial statements and related notes included in this Prospectus.

Executive Overview

UANT is a urological surgical physician practice group that operates 22 clinics in the Dallas/Fort Worth service area and is comprised of over 50 physicians and mid-level providers. UANT specializes in the diagnosis and the medical and surgical therapy of various adult and pediatric urologic conditions including diseases of the kidney, bladder, prostate and the male reproductive system.

The following table illustrates key operating metrics and subspecialty focus of UANT:

	March 31, 2011	December 31, 2010
Number of physicians	50	49
Number of mid-level providers	5	3
Number of sites	22	22
Number of new patient visits	9,626	37,929
Number of existing patient visits	35,876	142,884
Number of physicians in the Centers of Excellence:
Incontinence and neurourology	5	5
Oncology, robotics and special surgery	7	7
Pediatrics	3	3
Radiation oncology	1	1
Sexual dysfunction, infertility and men’s health	3	2
Uro-pathology	1	1

Furthermore, UANT holds significant investments in the form of limited partnership interests in two hospitals (USMD Arlington Hospital and USMD Fort Worth Hospital), smaller investment holdings in two additional hospital joint ventures (approximately 1% owners) and three lithotripsy partnerships. During 2009, UANT developed a radiation therapy center specializing in the provision of intensity-modulated radiation therapy and stereotactic radiosurgery. The radiation therapy center is located on the USMD Arlington Hospital campus. During 2010, the volume of radiation therapy services continued to increase. In October, 2010 UANT increased capacity by adding a second linear accelerator vault to accommodate the increase in demand for these services.

UANT owns equity interests in three lithotripsy entities operating in the Dallas/Fort Worth metropolitan area. Distributions from these partnerships have been relatively constant and are expected to continue in the future.

UANT generates revenue primarily by providing clinical, surgical, diagnostic and therapeutic services to patients with urologic conditions. In 2010, UANT’s clinics had approximately 38,000 new patient visits and approximately 143,000 existing patient visits. UANT provides diagnostic anatomical pathology and clinical laboratory services with labs located in Florida and Texas. In addition, UANT provides imaging services in four locations in the Dallas Fort Worth service area. UANT is paid for its services by governmental agencies, commercial insurers and the patients it serves.

Sources of Revenue and Third-Party Reimbursement

The following table presents the approximate percentages of gross patient revenues derived from Medicare, Medicaid, managed care and other third-party payers, and self-pay patients for the periods indicated:

	Three Months Ended March 31,		Years Ended December 31,
	2011	2010	2010	2009
Government-related programs	32%	27%	28%	25%
Managed care and commercial payers	66%	71%	70%	73%
Self-pay	2%	2%	2%	2%

	100%	100%	100%	100%

Net patient services revenue includes amounts estimated by management to be reimbursable by Medicare and Medicaid under prospective payment systems and provisions of cost-based reimbursement and other payment methods. In addition, UANT is reimbursed by non-governmental payers using a variety of payment methodologies. Amounts UANT receives for treatment of patients covered by these programs are generally less than the standard billing rates. UANT accounts for the differences between the estimated program reimbursement rates and the standard billing rates as contractual allowance adjustments, which it deducts from gross revenues to arrive at net patient services revenue. Final settlements under some of these programs are subject to adjustment based on administrative review and audit by third parties. UANT accounts for adjustments to previous program reimbursement estimates as contractual allowance adjustments and reports them in the periods that such adjustments become known; these adjustments are generally insignificant. Collections from uninsured and underinsured patients continue to be an industry-wide issue but UANT has mitigated this risk by instituting cash-pay-up-front policies.

In the future, UANT expects the percentage of revenues received from the Medicare program to increase due to the general aging of the population and the increase in prostate cancer treatments, including radiation therapy services, it provides compared with its total revenues. Its past history indicates that the radiation therapy patient population generally has a higher mix of Medicare beneficiaries than the overall patient population. The payment rates under the Medicare program for inpatient acute services are based on a prospective payment system, depending upon the procedures and services performed. These rates are indexed for inflation annually, although the increases have historically been less than actual inflation. Reductions in Medicare reimbursement rates may affect UANT’s net patient services revenue growth in the future.

Key Developments

•

Effective March 1, 2010, Texas Health Resources (“THR”) purchased a 26% limited partnership interest in USMD Arlington Hospital, which brought THR’s total limited partnership interest in USMD Arlington Hospital to 51%. Effective on that same date, THR purchased a 51% limited partnership interest in USMD Fort Worth Hospital. As a result of these purchases, Ventures partnership interest in USMD Arlington Hospital was reduced from 36% to 22.6% and its partnership interest in USMD Fort Worth Hospital was reduced from 30% to 10.9%.

•

In addition, THR assigned its managed care contracts to both hospitals with a phase-in period from April 2010 to June 2010. The hospitals new managed care contracts have resulted in increased reimbursement rates for hospital patient services for part of 2010 and they expect 2011 will be higher due to the full year effect of these higher contracts.

•	During 2009, UANT opened its cancer treatment center on the campus of USMD Arlington Hospital and the number of patients treated in the radiation treatment facility increased substantially.

•	In October 2010, UANT increased capacity by adding a second linear accelerator vault to accommodate the increase in demand for these services.

•

In 2011, UANT expanded the physician assistant (“PA”) program by increasing the number of PA’s from three to five and is expecting to add another two by the end of 2011. It is expected that this program will expand the current capacity of UANT physicians by allowing them to perform more complicated procedures while having the PA’s see the less complicated returning established patients.

Results of Operations

The following table summarizes UANT’s results of operations for the periods indicated and is used in the discussion that follows (in thousands):

	Three Months Ended March 31,				Years Ended December 31,
	2011		2010		2010		2009
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(unaudited)
Net patient services revenue	$13,073	100.0%	$11,708	100.0%	$50,129	100.0%	$43,336	100.0%
Expenses:
Salaries and benefits	4,007	30.7%	3,382	28.9%	15,095	30.1%	13,259	30.6%
Incentive plan payments to partners	2,409	18.4%	981	8.4%	8,818	17.6%	5,279	12.2%
Medical supplies and services	880	6.7%	701	6.0%	3,171	6.3%	2,971	6.9%
Bad debt expense	313	2.4%	273	2.3%	1,214	2.4%	1,342	3.1%
Depreciation	853	6.5%	751	6.4%	2,888	5.8%	2,056	4.7%
Other	2,559	19.6%	2,329	19.9%	9,178	18.3%	8,201	18.9%

	11,021	84.3%	8,417	71.9%	40,364	80.5%	33,108	76.4%

Operating income	2,052	15.7%	3,291	28.1%	9,765	19.5%	10,228	23.6%
Other income (expense):
Equity in earnings from investments in partnerships	1,692	12.9%	189	1.6%	4,569	9.1%	4,117	9.5%
Gain (loss) on disposal of assets	—	0.0%	7,010	59.9%	7,035	14.0%	(24)	-0.1%
Other income (expense), net	278	2.1%	28	0.2%	878	1.8%	(147)	-0.3%

	1,970	15.1%	7,227	61.7%	12,482	24.9%	3,946	9.1%

Net income	4,022	30.8%	10,518	89.8%	22,247	44.4%	14,174	32.7%
Less: net loss attributable to non controlling interest	—	0.0%	—	0.0%	—	0.0%	2	0.0%

Net income to partners	$4,022	30.8%	$10,518	89.8%	$22,247	44.4%	$14,176	32.7%

	Change				Change
	Q1 2011 vs. Q1 2010				2010 vs. 2009
Net patient services revenue	$1,365	11.7%			$6,793	15.7%
Expenses:
Salaries and benefits	625	18.5%			1,836	13.8%
Incentive plan payments to partners	1,428	145.6%			3,539	67.0%
Medical supplies and services	179	25.5%			200	6.7%
Bad debt expense	40	14.7%			(128)	-9.5%
Depreciation	102	13.6%			832	40.5%
Other	230	9.9%			977	11.9%

	2,604	30.9%			7,256	21.9%

Operating income	(1,239)	-37.6%			(463)	-4.5%
Other income (expense):
Equity in earnings from investments in partnerships	1,503	795.2%			452	11.0%
Gain (loss) on disposal of assets	(7,010)	-100%			7,059	-29412.5%
Other income (expense), net	250	892.9%			1,025	-697.3%

	(5,257)	-72.7%			8,536	216.3%

Net income	(6,496)	-61.8%			8,073	57.0%
Less: net loss attributable to non controlling interest	—	0.0%			(2)	100%

Net income to partners	$(6,496)	-61.8%			$8,071	56.9%

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Net Patient Services Revenue

Net patient services revenue increased 11.7% to $13.1 million for the three months ended March 31, 2011, from $11.7 million for the same period 2010, primarily due to the continued ramp-up in services related to UANT’s in-house radiation therapy Center of Excellence. Bringing these services in-house has allowed UANT’s physicians greater access to premium therapeutic equipment and personnel at the geographic center of UANT’s core practice area. In October 2010, UANT doubled the capacity at the radiation therapy center by adding a second linear accelerator vault. Due to the increased capacity and continuous patient demand for these radiation therapy services, UANT expects the radiation therapy services provided to increase 25% for the balance of 2011 over the 2010 run rate.

Expenses

Salaries and benefits increased $0.6 million to $4.0 million for the three months ended March 31, 2011, from $3.4 million for the same period in 2010, primarily as a result of adding capacity with the second linear accelerator vault in October 2010 at the radiation therapy center. Other increases in staffing were due to the expanded PA program in late 2010 and early 2011 for the salaries associated with the PA’s as well as increased staff needed to support the PA’s.

Incentive plan payments to partners represent payments to UANT partners made on a basis other than their respective ownership percentage. The incentive plan pool is calculated as a percentage of net income. Incentive plan payments to partners increased $1.4 million to $2.4 million for the three months ended March 31, 2011, from $1.0 million for the same period in 2010. Effective October 2010, the percentage on which the plan pool is calculated increased from 25% to 35% and will remain at that level for all of 2011.

Medical supplies and services as a percentage of revenue increased to 6.7% for the three months ended March 31, 2011, from 6.0% for the same period in 2010, primarily due to the higher utilization of drugs as a % of revenue in 2011, the outside medical service costs associated with research studies performed in late 2010 and early 2011 and the increase in the use of scribe services in late 2010 and early 2011. The scribe services provide real time transcription of the physician’s clinical notes in the electronic health record.

Bad debt expense as a percentage of revenue increased to 2.4% in 2011 from 2.3% in 2010. Historical bad debt write-offs as a percentage of gross revenue, a primary component of bad debt expense, have increased resulting in higher expense calculations for the three months ended March 31, 2011 as compared to the same period in 2010.

Depreciation expense increased $0.1 million to $0.9 million for the three months ended March 31, 2011, from $0.8 million for the same period in 2010, primarily due to radiation therapy center assets added in October 2010. UANT expects the planned capacity expansion at the radiation therapy center to result in a slight increase in depreciation expense in 2011 versus 2010 since these assets will depreciated a full year in 2011 compared with partial year for 2010.

Other operating expenses consist primarily of rent, computer and telecommunication expenses, insurance, marketing expenses, equipment maintenance and service contracts, professional fees and other expense. Other operating expenses increased $0.2 million to $2.5 million for the three months ended March 31, 2011, from $2.3 million for the same period in 2010, primarily due to increases in service contracts on the radiation therapy equipment which begin after the first year of operations, increases in marketing expense primarily due to outside marketing consultants and advertising for the radiation therapy center, increases in management consulting services provided for the radiation therapy services activities and an increase in travel and meeting expenses related to the annual physician retreat.

Non-Operating Income and Expenses

Other income decreased $5.2 million to $2.0 million for the three months ended March 31, 2011 from $7.2 million for the same period in 2010, primarily related to a $7.0 million gain on sale of assets recorded in 2010, offset by a $1.5 million increase in equity in earnings from investments in partnerships and a $.3 million increase in other non-operating income. The gain on sale of assets was due to the sale of partnership interests in USMD Arlington Hospital and USMD Fort Worth Hospital to THR. The increase in equity in earnings from investments in partnerships was due to an increase in earnings at the USMD Arlington and Fort Worth Hospitals, primarily related to an increase in earnings at the hospitals which was in turn due to vastly improved managed care contracts under the THR umbrella. Other non-operating income, which consists primarily of emergency room consult coverage fees paid by hospitals and incentive payments from government and commercial payers for meeting certain performance parameters, increased $0.3 million.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Patient Services Revenue

Net patient services revenue increased 15.7% to $50.1 million in 2010, from $43.3 million in 2009, primarily due to a $7.5 million increase in radiation therapy services, offset by a $0.7 million decrease in all other service lines. Effective July 1, 2009, UANT began operating its in-house radiation therapy Center of Excellence. The decrease in net patient services revenue excluding radiation therapy services was primarily related to new coding guidelines that were published by the American Medical Association decreasing overall reimbursements rates for urodynamic procedures effective January 1, 2010.

Expenses

Salaries and benefits increased $1.8 million to $15.1 million for 2010, from $13.3 million in 2009, primarily as a result of the full year effect of the new radiation therapy center which opened in July 2009 as well as the increased capacity of adding a second linear accelerator vault to the center in October 2010.

Incentive plan payments to partners represent payments to partners made on a basis other than their respective ownership percentage. The incentive plan pool is calculated as a percentage of cash basis net income. Incentive plan payments to partners increased $3.5 million to $8.8 million for 2010, from $5.3 million in 2009 due to the increase in the underlying net income.

Medical supplies and services as a percentage of revenue decreased to 6.3% in 2010, from 6.9% in 2009, primarily due to a reduced need for medical supplies for radiation therapy services resulting in lower costs as a percentage of revenue used for medical supplies.

Bad debt expense decreased $0.1 million to $1.2 million in 2010 from $1.3 million in 2009, and as a percentage of revenue, decreased to 2.4% in 2010, from 3.1% in 2009. Historical bad debt write-offs as a percentage of gross revenue, a primary component of the bad debt expense, have decreased resulting in lower provision calculations for 2010 as compared to 2009.

Depreciation expense increased $0.8 million to $2.9 million in 2010, from $2.1 million in 2009, primarily due to radiation therapy center assets added in July 2009 and October 2010.

Other operating expenses consist primarily of rent, computer and telecommunication expenses, insurance, marketing expenses, equipment maintenance and service contracts, professional fees, and other expense. Other operating expenses increased $1.0 million to $9.2 million in 2010, from $8.2 million for the same period in 2009, primarily due to $1.0 million increases in both marketing expense and professional fees, primarily related to performing the radiation therapy services for the full year of 2010.

Non-Operating Income and Expense

Other income (expense) increased $8.5 million to $12.5 million of income in 2010 compared to $3.9 million in 2009, primarily related to a $7.1 million favorable increase in the gain on disposal of assets due to the partial sale of partnership interests in the USMD Hospitals, a $0.5 million increase in equity in earnings from investments in partnerships and a $1.0 million increase in other income. The increase in equity in earnings from investments in partnerships was primarily related to unrealized losses in 2009 on the change in fair value of interest rate swaps at USMD Arlington Hospital, ramp up in activity at USMD Fort Worth Hospital and the favorable effect on revenue from implementing the THR managed care contracts. Other income, which consists primarily of incentive payments from government and commercial payers for meeting certain performance parameters, increased $1.0 million.

Liquidity and Capital Resources

The following summarizes UANT’s cash flows for the periods indicated and is used in the discussion that follows (in thousands):

	Three Months Ended March 31,		Years Ended December 31,
	2011	2010	2010	2009
	(unaudited)
Cash flows from operating activities:
Net cash provided by operating activities	$1,109	$2,118	$13,575	$12,046

Cash flows from investing activities:
Capital expenditures	(275)	(228)	(4,865)	(9,312)
Equity distributions from equity-method investees	895	590	2,872	2,014
Sales proceeds from (capital contributions to) partnerships	—	9,193	8,868	(352)

Net cash provided by (used in) investing activities	620	9,555	6,875	(7,650)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	5,147	9,540
Repayments of long-term debt	(1,263)	(2,212)	(5,503)	(3,024)
Distributions to partners, net of contributions	(2,072)	(11,033)	(19,895)	(10,836)

Net cash used in financing activities	(3,335)	(13,245)	(20,251)	(4,320)

Increase (decrease) in cash and cash equivalents	(1,606)	(1,572)	199	76
Cash and cash equivalents at beginning of year	3,367	3,168	3,168	3,092

Cash and cash equivalents at end of period	$1,761	$1,596	$3,367	$3,168

	Three Months Change	Annual Change
	2011 vs. 2010	2010 vs. 2009
Cash flows from operating activities:
Net cash provided by operating activities	$(1,008)	$1,529

Cash flows from investing activities:
Capital expenditures	(46)	4,447
Equity distributions from equity-method investees	304	858
Sales proceeds from (capital contributions to) partnerships	(9,193)	9,220

Net cash provided by (used in) investing activities	(8,935)	14,525

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	(4,393)
Repayments of long-term debt	949	(2,479)
Distributions to partners, net of contributions	8,961	(9,059)

Net cash used in financing activities	$9,910	$(15,931)

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Operating Activities

The $1.0 million decrease in cash provided by operating activities was primarily attributable to a $6.5 million decrease in net income and a $1.5 million increase in non-cash equity in earnings from investments in partnerships, offset by a $7.0 million decrease in the non-cash gain on sale of partnership interests. The net of these results in a decrease in cash provided by operating activities of $1.0 million. The decrease in operating net income was due to a $1.5 million increase in incentive plan payments accrued for partners offset by a $0.5 increase in all other operating net income. The decrease in the gain on the sale of assets was due to the March 2010 non-recurring sale of partnership interests in the USMD Arlington and Fort Worth hospitals to THR. The increase in equity in earnings from investments in partnerships was due to increases in the underlying earnings of the USMD Arlington and Fort Worth Hospitals which was in turn due to the favorable managed care contracts under the THR umbrella.

Investing Activities

The $8.9 million decrease in cash flows from investing activities was attributable to the one time receipt of $9.2 million of proceeds from the sale of hospital partnership interests in 2010 offset by a $0.3 million increase in equity distributions from equity method investees due to improved operating performance at the underlying partnerships of USMD Hospitals at Arlington and Fort Worth. The operating performance at the hospitals improved due to the much more favorable managed care contracts under the THR umbrella.

Financing Activities

The $9.9 million increase in net cash provided by financing activities was primarily due to a $8.9 million decrease in distributions to physician partners and a $1.0 million decrease in debt repayments. The decrease in distributions to partners related to the non-recurring nature of the 2010 sale of hospital limited partnership interests. The decrease in debt repayments related to the non-recurring nature of the $1.0 million lump sum repayment of the loans relating to the original investment in the USMD hospitals, which were required by the bank in order to allow for the one-time distribution of the sale proceeds to the partners.

In February 2011, UANT was notified that one of its partners will be retiring from the partnership effective 2012. In compliance with the provisions of the partnership agreement, UANT will make distributions to this partner of approximately $0.1 million. These distributions will be paid in 24 equal monthly installments starting in June of 2011.

Capital Resources and Debt Obligations

UANT has historically secured bank debt and capital leases to finance its investment in technology, partnership interests and medical equipment. UANT’s bank financed debt and capital lease obligations are $14.7 million as of March 31, 2011.

Maturities of UANT’s long-term debt and capital lease obligations at March 31, 2011 are as follows (in thousands):

	Long-Term Debt	Capital Leases	Total Long-Term Debt and Capital Leases
April 2011 through December 31, 2011	$3,890	$178	$4,068
Years ending December 31,
2012	5,067	122	5,189
2013	3,240	27	3,267
2014	1,344	—	1,344
2015	863	—	863
2016	17	—	17

Total	$14,420	$327	$14,747

UANT plans to finance short-term needs for capital expenditures via cash flow from operations, distributions from limited partnership interests and bank financing. In March 2010, UANT sold to THR a 19.1% limited partnership interest in USMD Fort Worth Hospital and a 13.4% limited partnership interest in USMD Arlington Hospital, retaining a 10.9% limited partnership interest in USMD Fort Worth Hospital and a 22.6% limited partnership interest in USMD Arlington Hospital. As part of this sale, THR agreed to assign its managed care contracts to both hospitals with a phase-in period from April 2010 to June 2010. UANT expected and it has shown to be true that the new managed care contracts would result in increased reimbursement rates for hospital patient services, which has resulted in higher net patient service revenue for both hospitals. UANT anticipated this increase in revenue has mitigated the need for additional capital calls at USMD Fort Worth Hospital and has enabled USMD Arlington to increase the levels of distributions to their partners. UANT expects that in the near future USMD Fort Worth will also commence distributions to their partners as well.

During 2010, UANT terminated its line of credit and refinanced the outstanding balance in the amount of $0.5 million with a term loan to be repaid over five years and entered into additional term promissory notes to be repaid over five years in the total amount of $4.8 million to finance the expansion of its radiation therapy services and to purchase additional partnership interests in USMD Arlington Hospital.

During 2011, UANT terminated its advance loan utilized to finance 2010 capital expenditures, refinanced the outstanding balance in the amount of $0.7 million with a term loan to be repaid over five years and entered into an advance promissory note with a limit of $3.5 million to fund 2011 capital expenditures. At March 31, 2011, UANT had not yet received any advances of the $3.5 million of available funds.

As of March 31, 2011, UANT was in compliance with its credit facility covenants. UANT expects that cash flows from operations, increases in hospital partnership distributions and the aforementioned advance note to fund 2011 capital expenditures will enable it to meet and exceed covenant requirements, meet debt service requirements and permit continued distributions to its physician partners.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating Activities

The $1.5 million increase in cash provided by operating activities is due to a $8.1 million increase in net income, offset partially by a $7.0 million non-operating gain on sale of investment in partnerships, a $0.7 million increase in depreciation and bad debt reserves, a $0.2 million increase in cash flows from changes in operating assets and liabilities, offset by a $0.5 million decrease in equity in earnings from investments in partnerships. The $0.7 million increase in depreciation and bad debt reserves is primarily due to the depreciation on additional new equipment related to the radiation therapy services. The $0.5 million decrease in equity in earnings from investments in partnerships is primarily related to the increase in non-cash income of the underlying investments in partnerships.

Investing Activities

Cash flows used in investing activities increased $14.5 million in 2010 primarily due to the $4.5 million radiation therapy center equipment purchases in 2010, a $9.4 million disposal of partnership interests in the USMD Hospitals and a $0.8 million increase in equity distributions from equity method investees, offset by a $0.2 million increase in capital contributions to partnerships in 2010.

Financing Activities

The $15.9 million increase in net cash used in financing activities is due to a $9.1 million increase in distributions to physician partners, a $4.4 million decrease of borrowings of long term debt and a $2.5 million increase in repayments of long term debt. In 2010, UANT increased distributions to its partners primarily as a result of the sale proceeds from the disposition of partnership interest in the USMD Hospitals and increased borrowings in order to finance the UANT radiation therapy center equipment purchases. Debt repayments increased due to increased debt loads.

Off-Balance Sheet Arrangements

The individual partners of UANT Ventures along with other partners of USMD Fort Worth Hospital have guaranteed building and land acquisition notes payable of approximately $18,212,000 and $18,604,000 as of March 31, 2011 and December 31, 2010 respectively, in proportion to their limited partner interest. In addition, UANT Ventures along with other partners of USMD Arlington Hospital have guaranteed building, land and equipment acquisition notes payable of approximately $39,282,000 and $41,800,000 as of March 31, 2011 and December 31, 2010, respectively, in proportion to their limited partner interest.

Critical Accounting Policies and Estimates

UANT’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of UANT’s consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. UANT bases its assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time its consolidated financial statements are prepared. On a regular basis, UANT reviews the accounting policies, assumptions, estimates and judgments to ensure that its financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from the assumptions and estimates UANT has made, and such differences could be material.

UANT’s significant accounting policies are discussed in Note 1, Summary of Significant Accounting Policies, of the consolidated financial statements. UANT believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating its reported financial results, and they require its most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Where UANT management has provided sensitivity analyses in the Effect if Actual Results Differ from Assumptions columns below, the variance assumptions used in those analyses are based on outcomes that UANT management considers reasonably likely to occur.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Revenue Recognition

Net patient services revenue is reported at the estimated net realizable amounts due from patients, governmental and non-governmental third-party payers, and others under reimbursement agreements with third-party payers, and includes an estimate of revenue earned but not billed. Adjustments to estimated revenue are recorded in future periods as claims are filed and payments received.

UANT accounts for the differences between the estimated patient and program reimbursement rates and its standard billing rates as contractual allowance adjustments, which UANT deducts from gross revenue to arrive at net patient services revenue. All physician practice and ancillary services contractual allowance calculations are subject to monthly review by management to ensure reasonableness and accuracy.

	Net patient services revenue includes amounts estimated by management to be reimbursable by payers. The process of estimating contractual allowances requires us to estimate the amount expected to be received based on payer contract provisions. The key assumption in this process is the estimated contractual reimbursement percentage, which is based on historical paid claims data. Due to the complexities involved in these estimates, actual payments UANT receives could be different from the amounts UANT estimates and records.	If the actual contractual reimbursement percentage under government programs and managed care contracts differed by 1% from UANT’s estimated reimbursement percentage, net patient services revenue for the three months ended March 31, 2011 would have changed by approximately $0.1 million. Final settlements under some of these programs are subject to adjustment based on administrative review and audit by third parties.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Allowance for Doubtful Accounts

Accounts receivable primarily consist of amounts due from third-party payers and patients of UANT’s physician practices.

The primary collection risks relate to uninsured patient accounts, including patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles, coinsurance amounts and copayments) remain outstanding. Bad debt expense and the allowance for doubtful accounts relate primarily to amounts due directly from patients.

Uncollectible accounts are written off once collection efforts are exhausted.

UANT estimates the allowance for doubtful accounts by reserving a percentage of all self-pay accounts receivable without regard to aging category, based on collection history, adjusted for expected recoveries and, if present, anticipated changes in trends.

Management relies on the results of detailed reviews of historical collection and write-off data as a primary source of information in estimating the collectability of its accounts receivable. UANT performs this analysis monthly, utilizing rolling twelve-month accounts receivable collection and write-off data. UANT also regularly reviews its overall reserve adequacy by monitoring historical cash collections as a percentage of trailing net revenue less provision for bad debts.

UANT believes its monthly updates to the allowance for doubtful accounts provide reasonable valuations of its accounts receivable. These routine changes in estimates have not resulted in material adjustments to its allowance for doubtful accounts, bad debt expense or period-to-period comparisons of its results of operations.

Adverse changes in the percentage of UANT’s patients having adequate healthcare coverage, general economic conditions, payer mix, or trends in federal, state, and private employer healthcare coverage could affect the estimate of the allowance for doubtful accounts, collection of accounts receivable, cash flows and results of operations.

If the actual bad debt percentage differed by 10% from its estimated bad debt rate, net income and net accounts receivable for the three months ended March 31, 2011 would not have changed materially.

The concentration of gross accounts receivable by payer group is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2011	2010	2010	2009
Government-related programs	32%	30%	33%	32%
Managed care and commercial payers	58%	63%	54%	57%
Self-pay	10%	7%	13%	11%

	100%	100%	100%	100%

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Goodwill

UANT evaluates goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of the goodwill may not be recoverable. UANT tests for goodwill impairment at the reporting unit level, which is at the operating segment level or one level below the operating segment.

The impairment evaluation involves comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value reflects the price a market participant would be willing to pay in a potential sale of the reporting unit. If the fair value exceeds carrying value, then it is concluded that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, a second step is required to measure possible goodwill impairment. The second step includes hypothetically valuing the tangible and intangible assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination. Then, the implied fair value of the reporting unit’s goodwill is compared to the carrying value of that goodwill. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, UANT recognizes an impairment loss in an amount equal to the excess, not to exceed the carrying value.

No impairment of goodwill was recognized during UANT’s 2010 or 2009 annual goodwill impairment tests.

In estimating the fair value of reporting units, management makes estimates and judgments about future cash flows and market valuations using a combination of income and market approaches, including use of an independent valuation firm, as appropriate. UANT primarily relies on an income approach, specifically a discounted cash flow analysis, which includes assumptions for, among others, discount rates, cash flow projections, growth rates and terminal value rates, all of which require significant judgment. The discount rate utilized in 2010 was 15%.

These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is UANT’s policy to conduct impairment testing based on its current business strategy in light of present industry and economic conditions, as well as its future expectations.

UANT has not made any material changes in the accounting methodology it uses to assess impairment during the past three years.

UANT does not believe there is a reasonable likelihood of material change in the future estimates or assumptions it uses to test for impairment of goodwill. However, if actual results are not consistent with its estimates or assumptions, UANT may be exposed to an impairment charge that could be material.

The estimated fair value of UANT’s single reporting unit significantly exceeded its carrying value at March 31, 2011.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets other than goodwill, which is separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When evaluating long-lived assets for potential impairment, UANT first compares the carrying value of the asset to the asset’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, UANT calculates an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset’s estimated fair value, which may be based on estimated future cash flows (discounted and with interest charges). UANT recognizes an impairment loss if the amount of the asset’s carrying value exceeds the asset’s estimated fair value. If UANT recognizes an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining useful life of that asset.	UANT’s impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.

UANT has not made any material changes in the accounting methodology it uses to assess impairment loss during the past three years.

UANT does not believe there is a reasonable likelihood of a material change in the future estimates or assumptions it uses to calculate long-lived asset impairment losses. However, if actual results are not consistent with its estimates and assumptions used in estimating future cash flows and asset fair values, UANT may be exposed to losses that could be material.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). This update provides amendments to ASC Topic 820 that will require more robust disclosures related to (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about certain Level 3 fair value measurements, which are effective for fiscal years beginning after December 31, 2010. UANT adopted ASU 2010-06 effective January 1, 2010 and there was no material impact on UANT’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”). ASU 2010-09 clarifies the date through which subsequent events must be evaluated when issuing financial statements. An entity that is an SEC filer or a conduit bond obligor for conduit debt securities that are traded in a public market will be required to evaluate subsequent events through the date that the financial statements are issued. If an entity meets neither of those criteria, then it should evaluate subsequent events through the date the financial statements are available to be issued. ASU 2010-09 was effective for UANT upon issuance in February 2010 and did not have a material impact on UANT’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-02, Consolidation (Topic 810) Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification (“ASU 2010-02”). ASU 2010-02 clarifies the scope of the decrease in ownership provisions in ASC 810-10 and expands the disclosure requirements about deconsolidation of a subsidiary or de-recognition of a group of assets. ASU 2010-02 was effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and must be applied retrospectively. The adoption of ASU 2010-02 effective January 1, 2010 did not have a material impact on UANT’s consolidated financial statements.

In August 2010, the FASB issued ASU 2010-23, Health Care Entities (Topic 954) Measuring Charity Care for Disclosure (“ASU 2010-23”). ASU 2010-23 requires measurement of charity care for disclosure purposes based on the direct and indirect costs of providing the charity care, and also requires disclosure of the method used to determine such costs. This standard is effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-23 effective January 1, 2011 did not have a financial impact on UANT’s consolidated financial statements as the amendment modifies disclosure requirements only.

In August 2010, the FASB issued ASU 2010-24, Health Care Entities (Topic 954) Presentation of Insurance Claims and Related Insurance Recoveries (“ASU 2010-24”). ASU 2010-24 stipulates that anticipated insurance recoveries and estimated liabilities for medical malpractice claims or similar contingent liabilities must be presented separately, not net, on the balance sheet. The guidance is effective for interim and annual reporting periods beginning after December 15, 2010 through a cumulative effect adjustment as of the beginning of the period of adoption. Alternatively, an entity may elect to apply the guidance retrospectively. Early adoption is permitted. UANT’s current policy is to record claim liabilities net of recoveries, generally equivalent to the deductible, which is not material. UANT adopted ASU 2010-24 effective January 1, 2011 and there was no material impact to UANT’s consolidated financial statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PRO FORMA FINANCIAL DATA FOR HOLDINGS

The unaudited pro forma condensed combined financial statements for Holdings presented below are based on the historical consolidated financial statements of USMD and UANT, adjusted to give effect to i) the Contribution as an acquisition of UANT by USMD for accounting purposes, and ii) USMD’s deconsolidation of USMD Arlington Hospital and USMD Fort Worth Hospital. The financial statements of UANT include the accounts of Ventures. Holdings was formed in May 2010 in anticipation of the Contribution. Holdings has no assets or liabilities and has not commenced operations. Currently, Holdings’ only obligation is to consummate the Contribution if all of the conditions to the closing have been met and Holdings does not anticipate commencing operations until the Contribution has been consummated. The unaudited pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial statements. These adjustments do not give effect to any synergies that may be realized as a result of the Contribution, nor do they give effect to any nonrecurring/unusual restructuring charges that may be incurred as a result of the integration of USMD and UANT. In addition, Holdings expects to incur future increases in compensation, legal and consultative expenses of approximately $3.4 million annually in the development of its integrated healthcare system leadership team and its public company infrastructure. The historical statements of operations for the three months ended March 31, 2011 and the year ended December 31, 2010 include $0.4 million and $1.2 million, respectively, of nonrecurring transaction costs directly related to the Contribution.

The unaudited pro forma condensed combined balance sheet as of March 31, 2011 gives effect to the proposed Contribution as if it occurred on March 31, 2011 and combines the historical balance sheets of USMD and UANT as of March 31, 2011. The USMD and UANT balance sheet information was derived from their respective unaudited March 31, 2011 balance sheets included elsewhere in this Prospectus.

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2011 and the year ended December 31, 2010 are presented as if the Contribution and hospital deconsolidation had been consummated on January 1, 2010 and combine the historical results of USMD and UANT for the three months ended March 31, 2011 and the year ended December 31, 2010. The historical results of USMD and UANT were derived from their respective unaudited statements of operations for the three months ended March 31, 2011 and their audited statements of operations for the year ended December 31, 2010, all included elsewhere in this Prospectus. Certain reclassification adjustments have been made to conform historical reported balances to the unaudited pro forma condensed combined financial statement’s basis of presentation.

The Contribution will be accounted for in accordance with accounting guidance for business combinations and, accordingly, will result in the recognition of assets acquired and liabilities assumed at fair value. For the purposes of determining the unaudited pro forma adjustments, the assets and liabilities of USMD and UANT have been measured based on various estimates using assumptions that USMD and UANT managements believe are reasonable and are further supported by a third-party fairness opinion. The purchase price allocation is final subject to standard working capital and debt adjustments to be concluded upon at the close date.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had USMD and UANT been a combined company during the specified periods. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements of USMD and UANT for the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009 included elsewhere in this Prospectus.

UNAUDITED PRO FORMA

CONDENSED COMBINED BALANCE SHEET

	March 31, 2011
	USMD Inc. Historical	UANT Historical	Contribution Pro Forma Adjustments			Pro Forma Combined
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$7,687	$1,761	$(125)	(F	)	$9,323
Accounts receivable, net of allowance for doubtful accounts	3,385	3,514	(107)	(A	)(B)	6,792
Affiliate accounts receivable, net of allowance for doubtful accounts	1,292	—				1,292
Deferred tax assets, current	167	—	—			167
Prepaid expenses and other current assets	76	840	—			916

Total current assets	12,607	6,115	(232)			18,490
Property and equipment, net	2,085	12,839	—			14,924
Investments in nonconsolidated affiliates	11,931	8,687	10,739	(C	)(E)	31,357
Goodwill	9,804	4,988	61,591	(E	)	76,383
Intangible assets, net	334	—	7,160	(E	)	7,494
Deferred tax assets, less current portion	475	—	—			475

Total assets	$37,236	$32,629	$79,258			$149,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$453	$1,320	$(107)	(A	)(B)	$1,666
Accrued payroll	1,639	1,168	—			2,807
Other accrued liabilities	1,363	—	—			1,363
Current portion of long-term debt	222	5,186	1,610	(E	)	7,018
Current portion of related party long-term debt	439	—				439
Current portion of capital lease obligations	235	218	—			453

Total current liabilities	4,351	7,892	1,503			13,746
Long-term debt, less current portion	829	9,234	28,390	(E	)	38,453
Related party long-term debt, less current portion	7,144	—	—			7,144
Capital lease obligations, less current portion	1,039	109				1,148
Deferred tax liabilities, less current portion	5,114	—	—			5,114

Total liabilities	18,477	17,235	29,893			65,605
Equity:
Stockholders’ equity:
Common stock (USMD historical: 50,000,000 shares, $0.01 par value, authorized; 30,982,196 shares issued and 29,707,912 shares outstanding at March 31, 2011)(Holdings pro forma: 49,000,000 shares, $0.01 par value, authorized, 10,050,000 issued.) (See Note L.)	310	—	(209)	(E	)	101
Additional paid-in capital	6,825	—	65,157	(E	)	71,982
Retained earnings	8,625	—	(125)	(F	)	8,500
Treasury stock	(1,184)	—	—			(1,184)

Total stockholders’ equity	14,576	—	64,823			79,399
Partnership capital	—	15,394	(15,394)	(E	)	—
Noncontrolling interests in subsidiaries	4,183	—	(64)	(C	)	4,119

Total equity	18,759	15,394	49,365			83,518

Total liabilities and equity	$37,236	$32,629	$79,258			$149,123

UNAUDITED PRO FORMA

CONDENSED COMBINED STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2011
	USMD Inc. Historical	UANT Historical	Contribution Pro Forma Adjustments			Pro Forma Combined
	(in thousands)
Revenue:
Management services revenue	$5,912	—	$(287)	(A	)(B)	$5,625
Net patient service revenue	—	13,073	—			13,073
Lithotripsy revenue	4,968	—	—			4,968

Net operating revenue	10,880	13,073	(287)			23,666

Operating expenses:
Salaries, wages and employee benefits	4,766	6,416	440	(B	)(G)	11,622
Medical supplies and services expense	68	880	(177)	(A	)	771
Provision for doubtful accounts	42	313	—			355
Other operating expenses.	1,779	2,559	125	(F	)	4,463
Depreciation and amortization	277	853	102	(K	)	1,232

Total operating expenses	6,932	11,021	490			18,443

Income from operations	3,948	2,052	(777)			5,223
Other income (expense):
Interest expense, net	(217)	(157)	(934)	(I	)	(1,308)
Equity in income of nonconsolidated affiliates	479	1,692	(513)	(D	)	1,658
Other income, net	8	435	—			443

Total other income, net	270	1,970	(1,447)			793

Income before provision for income taxes	4,218	4,022	(2,224)			6,016
Provision for income taxes	(545)	—	(808)	(H	)	(1,353)

Net income	3,673	4,022	(3,032)			4,663
Less: net income attributable to noncontrolling interests	(2,961)	—	513	(D	)	(2,448)

Net income attributable to Holdings	$712	$4,022	$(2,519)			$2,215

	Year Ended December 31, 2010
	USMD Inc. Historical	UANT Historical	Contribution Pro Forma Adjustments			Deconsolidation Pro Forma Adjustments			Pro Forma Combined
	(in thousands)
Revenue:
Management services revenue	$19,795	$—	$(892)	(A	)(B)	$1,821	(J	)	$20,724
Net patient service revenue	14,896	50,129	—			(14,896)	(J	)	50,129
Lithotripsy revenue.	20,845	—	—			273	(J	)	21,118

Net operating revenue	56,033	50,129	(892)			(13,299)			91,971

Operating expenses:
Salaries, wages and employee benefits	21,546	23,913	1,510	(B	)(G)	(3,206)	(J	)	43,763
Medical supplies and services expense	5,072	3,171	(602)	(A	)	(4,637)	(J	)	3,004
Provision for doubtful accounts	1,760	1,214	—			(1,753)	(J	)	1,221
Other operating expenses	8,778	9,178	500	(F	)	(2,866)	(J	)	15,590
Depreciation and amortization	1,943	2,888	406	(K	)	(778)	(J	)	4,459
Goodwill impairment	690	—	—			—			690

Total operating expenses	39,789	40,364	1,814			(13,240)			68,727

Income from operations	16,244	9,765	(2,706)			(59)			23,244
Other income (expense):
Interest expense.	(2,079)	(614)	(3,660)	(I	)	1,186	(J	)	(5,167)
Equity in income of nonconsolidated affiliates	1,424	4,569	(2,226)	(D	)	(38)	(J	)	3,729
Impairment of investments in nonconsolidated affiliates	(4,585)	—	—			—			(4,585)
Other income, net	12,433	8,527	—			(12,425)	(J	)	8,535

Total other income, net	7,193	12,482	(5,886)			(11,277)			2,512

Income before provision for income taxes	23,437	22,247	(8,592)			(11,336)			25,756
Provision for income taxes	(4,449)	—	(5,558)	(H	)	4,224	(H	)	(5,783)

Net income	18,988	22,247	(14,150)			(7,112)			19,973
Less: net income attributable to noncontrolling interests	(11,563)	—	2,226	(D	)	(1,017)	(J	)	(10,354)

Net income attributable to Holdings	$7,425	$22,247	$(11,924)			$(8,129)			$9,619

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

The pro forma adjustments are as follows (in thousands):

(A)	To eliminate management fees paid by UANT to USMD CTC Division. Upon consummation of the Contribution, these management fees will eliminate in consolidation. The balance sheet effect at March 31, 2011 was $70. The income statement effects for the three months ended March 31, 2011 and the year ended December 31, 2010 were $177 and $602, respectively.

(B)	To eliminate physicist fees paid by UANT to USMD CTC Division. Upon consummation of the Contribution, these fees will eliminate in consolidation. The balance sheet effect at March 31, 2011 was $37. The income statement effects for the three months ended March 31, 2011 and the year ended December 31, 2010 were $110 and $290, respectively.

(C)	To eliminate equity investments by UANT in three lithotripsy partnerships due to the consolidation of these entities in the USMD consolidated financial statements. The balance sheet effect at March 31, 2011 was $64.

(D)	To eliminate equity in income of nonconsolidated affiliates received by UANT from three lithotripsy partnerships and the related noncontrolling interest income. The income statement effects for the three months ended March 31, 2011 and the year ended December 31, 2010 were $513 and $2,226, respectively.

(E)	To take into account the effects of the purchase price allocation. As more fully presented in Schedule III to the Contribution Agreement (attached as Annex A) and assuming the Contribution closed on December 31, 2010, the purchase price would have been $105,660 based on the formula set forth in the Contribution Agreement. The formula is based on the fair market value of each of the business units and investments as determined by USMD, UANT and Ventures, as adjusted for indebtedness, deferred payment obligations, working capital and ownership percentages of the business lines and investments. The valuation was based on a detailed analysis performed by the parties and VMG Health and primarily based on an analysis using an income approach—discounted cash flow methodology. See “The Transaction—Fairness Opinion of VMG Health.” The analysis included each business unit’s assumptions regarding 1) the development of new businesses and organic growth rates specific to it, 2) in the case of the hospitals, the managed care reimbursement rates, 3) discount rates, which ranged from 15% to 18% and were developed by each business unit using a weighted average cost of capital analysis, and 4) the costs savings or increases, and any capital expenditure requirements, associated with any new initiatives developed by such business unit. See “The Transaction—Transaction Consideration and Adjustments.”

The purchase price of the Ventures/UANT assets was calculated as $105,660, which represents a net enterprise value of $109,140 for the assets Ventures and UANT will contribute less adjustments for working capital of $3,294 and for deferred payment obligations of $186. The pro forma balance sheet effects at March 31, 2011 are as follows:

i.	Increase in investments in nonconsolidated affiliates of $10,803

ii.	Increase in goodwill of $61,591

iii.	Increase in intangible assets of $7,160. Intangible assets include a $3,100 indefinite-lived trade name that is not subject to amortization and non-compete agreements valued at $4,060 with terms of ten years subject to straight-line amortization over that period.

iv.	Increase in current portion of long-term debt of $1,610

v.	Increase in long-term debt of $28,390

vi.	Increase in additional paid in capital of $65,158 and elimination of $15,394 of partnership capital.

vii.	Convert USMD common stock and UANT partnership capital to equity in Holdings. USMD common stock is exchanged for common stock in Holdings. UANT partnership capital is contributed to Holdings as additional paid-in capital. Upon execution of the Contribution, Holdings will have approximately 10 million shares of common stock issued and outstanding at a par value of $0.01.

(F)	To add incremental legal and audit expenses related to public company operations. The balance sheet effect as of March 31, 2011 is $125. The income statement effects for the three months ended March 31, 2011 and the year ended December 31, 2010 were $125 and $500, respectively.

(G)	To reclassify UANT physician professional-services-based compensation previously paid as distributions of the partnership to salaries expense of Holdings. After the consummation of the Contribution, the physicians who previously received professional-services-based compensation from UANT in the form of distributions from UANT will become employees of an indirect wholly-owned subsidiary of Holdings, and these physician employees will receive equivalent professional-services-based compensation from UANT in the form of W-2 wages. The income statement effects for the three months ended March 31, 2011 and the year ended December 31, 2010 were $550 and $1,800, respectively.

(H)	To adjust the provision for income tax to account for UANT as a corporation subject to federal income tax and to estimate the federal income tax effect of the pro forma adjustments. The pro forma tax adjustment includes an adjustment for the income tax effects of the deconsolidation, which only includes a tax effect on the gain on deconsolidation because the deconsolidated entities were partnerships and not subject to income tax.

(I)	To reflect estimated interest expense on debt Holdings will incur related to the Contribution.

(J)	To eliminate USMD’s gain on deconsolidation of the hospitals, eliminate deconsolidated hospital balances and activity and to record management fees earned from the hospitals that were eliminated in consolidation prior to March 1, 2010, the deconsolidation date.

(K)	To account for amortization of non-compete agreements of approximately $406 per year. The income statement effects for the three months ended March 31, 2011 and the year ended December 31, 2010 were $102 and $406, respectively.

(L)	Holdings and USMD have executed a non-binding term sheet with an unaffiliated private investment firm which contemplates the sale of 60,000 shares of convertible preferred stock of Holdings at a price of $1,000 per share, representing a total purchase price of $60 million. The transaction is subject to the completion of due diligence and the negotiation of definitive agreements, and the likelihood of its consummation cannot be predicted at this time. The non-binding term sheet does not set forth an actual conversion rate of the preferred stock but rather an expectation that the preferred stock would convert into approximately one-third of the common stock of Holdings. The exact conversion rate and all other terms of the convertible preferred stock financing will depend upon the completion of due diligence and the negotiation of definitive agreements with the private investment firm. However, should the preferred stock financing be consummated without material changes from the terms contemplated by the non-binding term sheet, Holdings estimates that the 60,000 shares of convertible preferred stock would be convertible into an aggregate of approximately 5,025,000 shares of common stock (representing a conversion rate of 83.75 shares of common stock for each share of convertible preferred stock). Further, the Contribution is not dependent upon the consummation of the possible convertible preferred stock financing. Accordingly, the issuance of the convertible preferred stock and the receipt of the net proceeds therefrom are not reflected in the pro forma financial statements. In the event that the shares of convertible preferred stock were issued and subsequently converted into shares of common stock consistent with the terms described above, the total number of Holdings’ common shares outstanding would increase by 5,025,000 plus the common share equivalents of preferred stock dividends paid in kind, if applicable, with a corresponding effect on earnings per share.

MANAGEMENT FOLLOWING THE TRANSACTION

Executive Officers and Directors

Holdings was formed in 2010 for the purpose of effecting the Contribution, and accordingly all of its directors and executive officers were recently elected. The following table sets forth information as of June 20, 2011 regarding the directors and executive officers of Holdings:

Name	Age	Position
John House, M.D.	56	Chairman of the Board, Chief Executive Officer and President
Breaux Castleman	70	Director
Patrick Collini, M.D.	47	Director
Charles Cook, M.D.	54	Director
James Saalfield, M.D.	66	Director
Paul Thompson, M.D.	54	Director
Christopher Dunleavy	46	Chief Financial Officer
Robert Dowling, M.D.	55	Chief Medical Officer
Gordon Davis	58	Chief Accounting Officer
Klaus Buzzi	67	President, USMD CTC Division
Karen Fiducia	55	President, USMD Hospital Division
Thomas Hall	44	President, USMD Physician Practice Management Division
Steven House	54	President, USMD Lithotripsy Division

John House, M.D. – Dr. House, a board certified urologic surgeon, is the co-founder and Managing Partner of UANT and the founder and Chairman of the Board of USMD. Dr. House is also a diplomat of the American Board of Urology and serves as a director of the Large Urology Group Practice Association, an industry organization. He has been engaged in the practice of medicine since 1988. As founder, he brings unique knowledge and perspective of the companies’ strategy and business to the board of directors.

Breaux Castleman – Mr. Castleman has served as chairman of the board of directors of Mela Sciences, Inc. (a publicly held medical device company) since 2003. Since 2001, he has also served as president, chief executive officer and chairman of the board of directors of Syntiro Healthcare Services, Inc. (a care management, wellness and disease management company). Mr. Castleman also serves as a director of FemPartners, Inc. NextCare, Inc. and MedDirect Inc., all privately-held companies. Previously he held positions as President of the Scripps Clinic, President of Caremark International’s Physician Resource Group, and CEO of the Kelsey-Seybold Clinic. We believe Mr. Castleman’s qualifications to serve on our Board of Directors include his extensive executive experience as well as his knowledge of the responsibilities of boards of directors.

Patrick Collini, M.D. – Dr. Collini, a board certified urologic surgeon, has been engaged in the practice of medicine since 1997 and joined UANT in 2000. Dr. Collini served as the Chairman of the Quality Assurance Committee of Medical Center of Arlington (2002-2006) and of USMD Arlington Hospital (2004-2008). In addition, Dr. Collini served as the Chairman of the Department of Surgery at Methodist Mansfield Medical Center from 2006-2008 and is currently its President of the Medical Staff and serves on its Corporate Medical Board. Dr. Collini attended Baylor College of Medicine and completed an internship in general surgery at the University of Kentucky, where he also finished his urologic surgery residency. We believe Dr. Collini’s qualifications to serve on our Board of Directors include his many years of experience in the healthcare industry.

Charles Cook, M.D. – Dr. Cook is a board certified orthopedic surgeon subspecializing in disorders of the foot and ankle. Engaged in private practice since 1988, he currently serves as managing partner of Orthopedic Specialist in Dallas, Texas. He received his undergraduate degree from LSU and medical degree from LSU Medical School, where he served as class officer and AOA president. He served as Clinical Assistant Professor at University of Texas Southwestern Medical Center in Dallas and continues to serve as teaching staff at the John Peter Smith Hospital orthopedic training program in Fort Worth, TX. Dr. Cook founded, and has served since its inception as president, of Orthopedic Surgery Association of North Texas. Dr. Cook has served as a Director of USMD since 2007 and was director of US Medical Development, Inc. (a predecessor to USMD). We believe Dr. Cook’s qualifications include his extensive experience in medical practice outside of the urology specialty.

James Saalfield, M.D. – Dr. Saalfield, a board certified urologic surgeon, has been engaged in the practice of medicine since 1977. He is also a diplomat of the American Board of Urology and served as Clinical Instructor in Urology at Southwestern Medical School from 1979 to 1992. Dr. Saalfield served as president of the Medical and Surgical Clinic of Irving for nine years prior to joining UANT. He also was chairman of the membership and credentials committee of Baylor Hospital-Irving for two years. We believe Dr. Saalfield’s qualifications to serve on our Board of Directors include his many years of experience in the healthcare industry.

Paul Thompson, M.D. – Dr. Thompson is a urologist and a Fellow in the American College of Surgeons. Dr. Thompson practiced medicine in Missouri for 19 years. During that time, he was Chief of Surgery and Chief of Staff at Southeast Missouri Hospital. Since 2008, he has served as Chief Executive Officer of Cenegenics Dallas-Fort Worth, a certified age management medical practice. Dr. Thompson is one of the authors for the certifying exam in Age Management Medicine. Dr. Thompson has served as a Director of USMD since 2007 and was director of US Medical Development, Inc. (a predecessor to USMD). We believe Dr. Thompson’s qualifications to serve on our Board of Directors include his many years of experience in the healthcare industry.

Christopher Dunleavy – Mr. Dunleavy, a certified public accountant, has served as Chief Financial Officer for USMD and its predecessors since 2004. He served as Chief Financial Officer for Baylor Heart and Vascular Hospital, LLP from 2001 to 2004 and as Senior Director of Strategic Planning for Sodexho Marriott Services, Inc. from 2000 to 2001.

Robert Dowling, M.D. – Dr. Dowling, a board-certified urologist, joined UANT in 1997 and has served as the Medical Director of UANT since 2005. He graduated Magna Cum Laude from Vanderbilt University in 1977 and completed medical school at the University of Texas Medical School in Houston. Dr. Dowling completed his surgery training and urology residency in 1987 at the M.D. Anderson Cancer Center and Hermann Hospital.

Gordon Davis – Mr. Davis, a certified public accountant, has served as the Chief Financial Officer for USMD Hospital Division since 2006. From 1998 to 2006, he was an independent consultant for healthcare companies. Prior to 1998, he served three Dallas area hospitals in various hospital financial managerial roles.

Klaus Buzzi – Mr. Buzzi joined USMD in 2006 as Vice President of Operations and, since 2008, has served as President of USMD CTC Division. From 1990 to 1993, he served as Chairman of the Biomedical Physics Department at the King Faisal Specialist Hospital in Riyadh, Saudi Arabia. Prior to that, he served as the Director of Physics at the Nassau County Medical Center in New York for 14 years.

Karen Fiducia – Ms. Fiducia, a fellow in the American College of Healthcare Executives, joined USMD as President of USMD Hospital Division in 2008 and has over 25 years of hospital administrative management experience. From 2006 to 2008, she held executive hospital administrative positions for Health Group Partners and from 2004 to 2006 for Quorum Health Resources.

Thomas Hall – Mr. Hall, a certified public accountant, joined UANT in 2001 as the Chief Financial Officer and, since 2005, has served as its Chief Executive Officer. UANT will be primary operating entity of the USMD Physician Practice Management Division after the Contribution. He obtained a Bachelor of Science, cum laude, and a Master of Science from the University of North Texas. Mr. Hall is a member of the Medical Group Management Association.

Steven House – Mr. House has served as President of USMD Lithotripsy Division and its predecessors since 1996. Prior to that, he co-founded and spent 11 years as President of PowerHouse Marketing (a company that provides marketing and promotional operations for not-for-profit organizations). Mr. House received his B.B.A. from the University of South Dakota.

Should the Contribution be effected, Mr. Greg Cardenas, age 47, will join Holdings as General Counsel and Chief Legal Officer. Mr. Cardenas currently serves as Holdings’ corporate secretary and has served as primary outside legal counsel to both USMD and UANT and their predecessors since 2000. Since 1995, Mr. Cardenas has been in private practice with an emphasis in healthcare transactional, regulatory and compliance matters. Mr. Cardenas received his J.D., magna cum laude, from Texas Tech University School of Law in 1995, and received a B.B.A. in Finance from Texas A&M University in 1986.

Each of the directors and officers of Holdings will hold office until a successor is elected or qualified or until his earlier death, resignation, or removal. There are no family relationships among any of our executive officers and directors except that John and Steven House are brothers.

Board Composition and Diversity Policies

Holdings has not implemented a formal policy regarding diversity. However, as part of its periodic self-assessment process, the board of directors will determine the diversity of special skills and characteristics necessary for the optimal functioning of the board of directors in its oversight role over both the short-term and long-term periods.

Holdings does not have any specific, minimum qualifications for service on the board of directors. As substantially all of Holdings common stock is owned by Ventures, the board of directors has determined that it is not necessary for Holdings to have a nominating committee or committee performing similar functions. However, Holdings will seek to have directors with sound business judgment and knowledge in his or her field of expertise. Identified and described below are additional key experiences, qualifications and skills that are important to Holdings’ business and that are considered in the selection of directors, which factors may change from time to time.

•

Industry experience and education. We seek to have directors with relevant education, business expertise and experience as executives, directors, investors, or in other leadership positions in the healthcare industry.

•	Business experience. We believe that we benefit from having directors with a substantial degree of recent business experience.

•

Leadership experience. We believe that directors with experience in significant leadership positions provide us with strategic insights. These directors generally possess a practical understanding of organizations, long-term strategy, risk management and the methods to drive change and growth, as well as the ability to identify and develop these qualities in others.

•

Finance experience. We seek directors with an understanding of finance and financial reporting processes. We use financial measures to evaluate our performance as well as our attainment of financial performance targets. In addition, the board of directors and the audit committee oversee the public disclosures required of us that include financial statements and related information.

Director Independence

Upon the consummation of the Contribution, Ventures will own a substantial majority of Holdings common stock and will be able by itself to elect all of the members of the board of directors of Holdings. Under the rules of the NYSE Amex and the Nasdaq Stock Market, Holdings will be a “controlled company” as a result of the supermajority control of Holdings by Ventures. As a “controlled company,” the Holdings Board of Directors is not required to have a majority of its members be “independent,” as such term is defined by the listing standards of the NYSE Amex and the Nasdaq Stock Market.

Currently, three of the members of the board of directors (Drs. House, Collini and Saalfield) are employees of USMD and/or UANT and accordingly would not be deemed to be “independent.” A fourth member (Dr. Thompson) is not an employee of USMD or UANT; however, he is not “independent” due to USMD’s indebtedness to Dr. Thompson incurred in connection with USMD’s 2007 purchase of partnership interests in

USL, of which Dr. Thompson was a partner. The board has determined that the remaining two members (Dr. Cook and Mr. Castleman) are “independent” as such term is defined by the listing standards of the NYSE Amex and the Nasdaq Stock Market.

The Board intends to review the independence of each “independent” director annually to confirm that the director continues to meet the independence requirements of the stock exchange upon which the Company’s shares are listed for quotation and the rules of the SEC. No member of the Board will be considered independent unless the Board determines that he or she has no material relationship with Holdings and its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Holdings or its subsidiaries). The Board will not determine any director to be “independent” if he or she has or has had any of the relationships set forth in the applicable listing rules during the time periods specified in such rules.

Director Compensation

Each director on our board of directors will receive an annual cash stipend for his services as director of $40,000, and will receive $1,500 for each meeting in which he participates telephonically and $3,000 for each meeting in which he participates in person. In addition, each director is eligible to receive options to purchase up to 25,000 shares of Holdings common stock, but only upon the achievement by Holdings of certain financial performance targets.

The chairman of the board will receive an additional annual cash stipend of $40,000 for his services as chairman. The chairman of the audit committee will receive an additional annual cash stipend of $30,000 for serving as the chairman of the audit committee, and each of the remaining members of the audit committee will receive an additional cash stipend of $15,000 for their service on the audit committee.

Board Committees and Governance

The board of directors of Holdings has established an audit committee, comprised of Mr. Castleman (chair) and Dr. Cook. The audit committee will recommend to the board of directors the appointment of Holdings’ independent auditors, review and approve the scope of the annual audits of our financial statements, review our internal control over financial reporting, review the findings and recommendations of the regulatory compliance committee, review and approve any non-audit services performed by the independent auditors, review the findings and recommendations of the internal and independent auditors and will periodically review major accounting policies. It operates pursuant to a charter that was adopted by the board of directors and is posted on our corporate website at www.usmdinc.com. The board of directors has determined that Mr. Castleman is qualified as a “financial expert” under the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC.

As a “controlled company” under the rules of the NYSE Amex and the Nasdaq Stock Market, we are not required to establish a compensation committee and have not done so.

The entire board of directors will be engaged in risk management oversight. At the present time, the board of directors has not established a separate committee to facilitate its risk management oversight responsibilities. The board of directors will continue to monitor and assess whether such a committee would be appropriate. The audit committee will assist the board of directors in its oversight of our risk management and the process established to identify, measure, monitor, and manage risks, in particular major financial risks. The board of directors will receive regular reports from management, as well as from the audit committee, regarding relevant risks and the actions taken by management to adequately address those risks.

Our board leadership structure does not separate the Chairman and Chief Executive Officer roles into two positions. We believe this structure is appropriate given the current ownership structure whereby Ventures owns the controlling majority of our common stock. Our board also believes that the Chief Executive Officer, being responsible for setting our strategic direction, should also preside over the board meetings where such strategic direction is being discussed.

Limitation of Liability of Directors

As permitted by the Delaware General Corporations Law, Holdings’ certificate of incorporation and bylaws provide that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except in certain limited circumstances. Holdings will maintain standard policies of insurance under which coverage is provided, subject to the terms and conditions of such policies: (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act; and (2) to Holdings with respect to payments that may be made by it to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law.

There is currently no pending litigation or proceeding involving any of Holdings’ directors, officers, employees or agents in which indemnification by us is sought, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Code of Conduct and Non-Retaliation Policy

The board of directors has adopted a Code of Conduct that applies to its directors, officers (including its chief executive officer, chief financial officer, controller and other persons performing similar functions), and management employees. The Code of Conduct is available on our website at www.usmdinc.com. We intend to post any material amendments or waivers of, our Code of Conduct that apply to our executive officers, on this website. In addition, our Non-Retaliation Policy is available on our website at www.usmdinc.com.

HOLDINGS EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid by USMD for the fiscal year ended December 31, 2010 to the persons who will be our chief executive officer, chief financial officer and three other most highly compensated executive officers. We refer to these persons as our “named executive officers” elsewhere in this Prospectus.

Name and Principal Position	Year	Salary		Bonus	Option Awards	All Other Compensation		Total
John House, M.D. – USMD Inc. Chief Executive Officer	2010	$203,166	(a)	$—	$—	$—		$203,166

Christopher Dunleavy – USMD Inc. Chief Financial Officer	2010	215,000		96,751	24,500	6,616	(b)	342,867

Karen Fiducia – USMD Hospital Division President	2010	225,000		123,750	17,452	7,200	(c)	373,402

Klaus Buzzi – USMD CTC Division President	2010	300,000		67,500	24,500	16,245	(d)	408,245

Steve House – USMD Lithotripsy Division President	2010	214,285		78,215	—	2,175	(e)	294,675

(a)	This reflects the compensation Dr. House receives as the Chairman of the Board and CEO of USMD. In addition to acting as the CEO of USMD, Dr. House is also a physician partner at UANT. As such, Dr. House receives certain distributions, which are not reflected in the compensation table, from UANT for his services as a physician in UANT’s medical practice. Dr. House receives a base compensation of $180,000 for his services as CEO of USMD and, in addition, is paid an amount equal to any reduction in his share of UANT distributable income resulting from his involvement and time commitments at USMD. This is achieved through a reconciliation at year-end. For 2010, this adjustment was $23,166.
(b)	Other compensation includes amounts related to the discounted redemption of previously earned paid time off back to the company.
(c)	Other compensation includes amounts related to the discounted redemption of previously earned paid time off back to the company and an allowance for monthly cellular phone usage.
(d)	Other compensation includes an annual vehicle allowance.
(e)	Other compensation includes amounts related to the discounted redemption of previously earned paid time off back to the company and an allowance for monthly cellular phone usage.

It has been our goal to design compensation for the named executive officers based on the prevailing market conditions in the Southwestern United States for a company of our size in the healthcare industry. Because our executive compensation structure is keyed to the growth of our business rather than the achievement of short-term performance measures, we do not believe that there are risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on our business. In addition, the current percentage ownership of our shares by senior management ensures that their interests are aligned with those of our other shareholders.

Outstanding Equity Awards at Fiscal Year End – 2010

The following table sets forth information regarding equity based awards granted by USMD for the year ended December 31, 2010 to our named executive officers. On the date the Contribution closes, all outstanding stock options granted under the USMD Inc. 2007 Long Term Incentive Plan will be assumed under the USMD Holdings, Inc. 2010 Equity Compensation Plan and deemed to constitute stock options granted under the USMD Holdings, Inc. 2010 Equity Compensation Plan. The exercise price and number of shares issuable under these Holdings options will be determined by use of a conversion formula that is based on the number of shares of USMD common stock outstanding relative to the number of shares of Holdings common stock that will be outstanding upon the Contribution.

Name	Number of Securities Underlying Unexercised Options - (#) Exercisable (1)	Number of Securities Underlying Unexercised Options - (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Dated
John M. House, M.D.	—	—	—	$—	—
Chairman of the Board, Chief Executive Officer and President

Christopher Dunleavy	50,000	—	—	3.00	1/1/2015
Chief Financial Officer

Klaus Buzzi	50,000	—	—	3.00	1/1/2015
President, USMD CTC Division

Karen Fiducia	50,000	—	—	3.00	1/1/2015
President, USMD Hospital Division

Steve House	—	—	—	—
USMD Lithotripsy Division President

(1)	Based on the number of shares of USMD common stock outstanding as of December 2010, the USMD options owned by Messrs. Dunleavy and Buzzi and Ms. Fiducia would have converted into options to purchase 16,830, 16,830 and 16,830 shares of Holdings common stock, respectively, each at an exercise price equal to $8.91 per share.

Severance and Change of Control Benefits

We anticipate entering into severance agreements with our executive officers, including each of the named executive officers. Although these agreements are currently under negotiation, we anticipate that the terms of the agreement will provide that, upon termination of an executive officer’s employment (other than a termination for cause by us or a voluntary termination by the executive officer without good reason) after a change of control transaction, the executive officer would be entitled to an amount equal to his or her annual base compensation at the time of termination. In the case of Dr. House, our chief executive officer and president, the amount he would receive upon termination would be equal to the average base compensation paid to him for serving as chief executive officer over the previous twelve month period. We anticipate the severance agreements will also contain a covenant of confidentiality and nondisclosure from the executive officer and that each executive officer will be required to execute a release of claims as a condition of receiving the severance benefit.

TRANSACTIONS WITH RELATED PERSONS

In addition to the director and executive officer compensation arrangements discussed above under “Holdings Executive and Director Compensation,” the following is a description of transactions since January 1, 2008, to which USMD has been a party in which the amount involved exceeded or will exceed $120,000 and in which any of the persons who will serve as our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

USMD is indebted to John House, M.D. (our Chairman, President and Chief Executive Officer) and Paul Thompson, M.D. (a member of our board) in connection with the 2007 redemption of their partnership interests in U.S. Lithotripsy L.P. The highest amounts of indebtedness under these notes during the period from January 1,

2010 through March 31, 2011 were $4,735,303 to Dr. House and $2,370,313 to Dr. Thompson, and the note balances as of June 1, 2011 were $4,354,171 to Dr. House and $2,179,533 to Dr. Thompson. The notes are payable in equal monthly payments of principal and interest (9% per annum) through December 31, 2021. Principal paid during 2010 and the first three months of 2011 was $280,265 and $60,067, respectively, to Dr. House and $140,290 and $30,067, respectively, to Dr. Thompson. Interest paid during 2010 and the first three months of 2011 was $416,527 and $99,790, respectively, to Dr. House and $208,498 and $49,951, respectively, to Dr. Thompson.

BENEFICIAL OWNERSHIP OF HOLDINGS STOCK

The following table sets forth information known as of June 20, 2011 to Holdings with respect to the beneficial ownership of its common stock on a pro forma basis giving effect to the Contribution, unless otherwise noted, by:

•	each shareholder known to Holdings that will own beneficially more than 5% of Holdings common stock upon consummation of the Contribution;

•	each of the directors currently serving and each individual who will serve on Holdings’ board of directors upon consummation of the Contribution;

•	each of Holdings’ current executive officers and each individual who will serve as an executive officer of Holdings upon consummation of the Contribution; and

•	all individuals who will serve as directors and executive officers of Holdings upon consummation of the Contribution, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock relating to options, warrants or convertible securities currently exercisable, or exercisable within 60 days of the assumed projected closing date of the Contribution are deemed outstanding for computing the percentage of the person beneficially owning such securities but are not deemed outstanding for computing the percentage of any other person.

As more particularly described under “The Transaction – Transaction Consideration and Adjustments,” the allocation among the holders of the 10,000,000 shares of common stock to be issued pursuant to the Contribution is subject to various closing adjustments. For purposes of the table below, we have assumed the following:

1.	The USMD shareholders will receive 5,810,931 shares (of the 10,000,000 shares issued in exchange for the Contribution) of Holdings common stock in exchange for their shares of USMD common stock.

2.	Ventures will receive 4,189,069 shares (of the 10,000,000 shares issued in exchange for the Contribution) of Holdings common stock in exchange for its asset contribution to Holdings.

3.	In total, Ventures will receive 8,791,939 shares of the 10,000,000 shares of Holdings common stock to be issued for the Contribution, which consists of (i) 4,189,069 shares it received for the contribution of its assets to Holdings and, (ii) 4,602,870 shares it receives from those USMD shareholders who are contributing to Holdings indirectly through Ventures.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital stock shown as beneficially owned, subject to applicable community property laws.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)	Percentage Ownership
5% or more beneficial owners:
UANT Ventures, L.L.P (3).	9,013,260	89.70%
John House, M.D. (4)	1,223,356	12.18%
H. Patterson Hezmall, M.D. (5)	716,725	7.14%
David Ellis, M.D. (5)	716,138	7.13%
Paul Thompson, M.D.	714,964	7.12%

Directors (excluding Drs. House and Thompson):
Breaux Castleman	0	—
Patrick Collini, M.D. (6)	144,875	1.44%
Charles Cook, M.D.	182,107	1.81%
James Saalfield, M.D. (7)	152,913	1.52%

Named Executive Officers (excluding Dr. House):
Klaus Buzzi (8)	33,661	0.33%
Gordon Davis (9)	23,563	0.23%
Robert Dowling	115,427	1.15%
Christopher Dunleavy (10)	174,866	1.74%
Karen Fiducia (11)	28,819	0.29%
Thomas Hall	64,549	0.64%
Steven House	358,446	3.57%
Executive officers and directors as a group (13 persons) (12)	3,217,546	32.03%

(1)	Unless otherwise noted, the address of each person listed is 6333 North State Highway 161, Suite 200, Irving, Texas 75038.
(2)	Includes for each executive officer or director who is a partner of Ventures their pecuniary interest in the shares and options owned by Ventures.
(3)	Includes 221,322 shares of Holdings common stock issuable upon Ventures’ exercise of the options it will receive from Holdings pursuant to the Contribution Agreement that are exercisable within 60 days.
(4)	As the managing partner of Ventures, Dr. House may be deemed to beneficially own all of the shares of common stock beneficially owned by it. Dr. House disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 5,223 shares of Holdings common stock issuable upon exercise by Ventures of the options it will receive from Holdings pursuant to the Contribution Agreement that are exercisable within 60 days.
(5)	Dr. Hezmall’s and Dr. Ellis’ business address is 11755 North Wilshire Blvd., Suite 2000, Los Angeles, California 99025.
(6)	Includes 5,223 shares of Holdings common stock issuable upon exercise by Ventures of the options it will receive from Holdings pursuant to the Contribution Agreement that are exercisable within 60 days.
(7)	Includes 5,223 shares of Holdings common stock (based on a conversion ratio of .3366 shares of Holdings common stock for each share of USMD common stock) issuable upon exercise of outstanding stock options exercisable within 60 days.
(8)	Includes 33,661 shares of Holdings common stock (based on a conversion ratio of .3366 shares of Holdings common stock for each share of USMD common stock) issuable upon exercise of outstanding stock options exercisable within 60 days.
(9)	Includes 23,563 shares of Holdings common stock (based on a conversion ratio of .3366 shares of Holdings common stock for each share of USMD common stock) issuable upon exercise of outstanding stock options exercisable within 60 days.
(10)	Includes 33,661 shares of Holdings common stock (based on a conversion ratio of .3366 shares of Holdings common stock for each share of USMD common stock) issuable upon exercise of outstanding stock options exercisable within 60 days.

(11)	Includes 28,819 shares of Holdings common stock (based on a conversion ratio of .3366 shares of Holdings common stock for each share of USMD common stock) issuable upon exercise of outstanding stock options exercisable within 60 days.
(12)	Includes 140,597 shares of Holdings common stock issuable upon exercise by the USMD shareholder (based up a conversion ratio of .3366 shares of Holdings common stock for each share of USMD common stock) or by Ventures (of the options it will receive from Holdings pursuant to the Contribution Agreement) that are exercisable within 60 days.

DESCRIPTION OF HOLDINGS CAPITAL STOCK

Certain provisions of Holdings’ certificate of incorporation and bylaws are summarized or referred to below. The summaries do not purport to be complete, do not relate to or give effect to the provisions of statutory or common law, and are qualified in their entirety by express reference to Holdings’ certificate of incorporation and bylaws.

General

Holdings’ authorized capital stock as stated in Holdings’ certificate of incorporation, as amended, consists of 49,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

As of March 31, 2011, there were no shares of Holdings common stock issued and outstanding. We expect to issue approximately 10,050,000 shares of common stock and have approximately 530 shareholders upon the consummation of the Contribution. The holders of shares of common stock have no subscription, redemption, sinking fund or conversion rights. In addition, the holders of shares of common stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of Holdings’ stock. The holders of shares of common stock have no cumulative voting rights and have one vote per share in all elections of directors and on all other matters submitted to a vote of Holdings’ shareholders. Subject to the rights of holders of preferred stock, holders of common stock are entitled to receive dividends, as and when declared by Holdings’ board of directors out of funds legally available to pay dividends. Upon liquidation, dissolution or winding up of Holdings’ affairs and after distribution to holders of preferred stock, if any, the remaining assets of Holdings available for distribution will be distributed among the holders of common stock ratably in proportion to the numbers of shares of common stock held by them. The shares of common stock currently outstanding are fully paid and nonassessable.

Preferred Stock

The board of directors, may issue from time to time up to 1,000,000 shares of preferred stock in one or more classes or series, to establish the number of shares to be included in any of these series and to fix the designations, powers, preferences and rights of the shares of each of these classes or series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund and rights upon liquidation.

Dividend Policy

Holdings does not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of the board of directors, subject to applicable laws and compliance with certain covenants under applicable bank agreements which restrict or limit our ability to pay dividends, and will depend on Holdings’ consolidated financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination by shareholders of candidates for election as directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting. Our certificate of incorporation and bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a shareholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority shareholder may not be able to gain as many seats on our board of directors as the shareholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority shareholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon completion of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. An interested shareholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested shareholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by shareholders.

The provisions of Delaware law and the provisions of our certificate of incorporation and bylaws, as amended upon the closing of the Contribution, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be [            ]. The transfer agent’s address is [            ], and its telephone number is [            ].

Listing

We have applied to have our common stock listed on the NYSE Amex and on the Nasdaq Stock Market under the symbol “USMD”.

COMPARISON OF RIGHTS OF HOLDERS OF USMD COMMON STOCK AND HOLDINGS COMMON STOCK

The rights of USMD shareholders are governed by USMD’s Certificate of Formation (“USMD’s Certificate of Formation”) and the Bylaws of USMD (“USMD’s Bylaws”), each as amended, restated, supplemented or otherwise modified from time to time, and the laws of the State of Texas, and specifically the TBOC. The rights of Holdings shareholders are governed by Holdings’ Certificate of Incorporation (“Holdings’ Certificate of Incorporation”) and the Bylaws of Holdings (“Holdings’ Bylaws”), each as amended, restated, supplemented or otherwise modified from time to time, and the laws of the State of Delaware, and specifically the Delaware General Corporation Law (the “DGCL”).

After the Contribution, all of the USMD shareholders (except for certain USMD shareholders who are making a deemed contribution to Ventures) will become shareholders of Holdings and accordingly their rights will be governed by Holdings’ Certificate of Incorporation and the Holdings Bylaws, each as amended, restated, supplemented or otherwise modified from time to time, and the laws of the State of Delaware. While the rights and privileges of USMD shareholders are, in many instances, comparable to those of the shareholders of Holdings, there are some differences. The following is a summary of the material differences as of the date of this Prospectus between the rights of the USMD shareholders and Holdings shareholders. These differences arise from differences between the respective charter documents and bylaws of USMD and Holdings, and the differences between the TBOC and the DGCL.

The following discussion of these differences is only a summary of the material differences and does not purport to be a complete description of all the differences. Please consult the TBOC, DGCL and the respective governing documents, each as amended, restated, supplemented or otherwise modified from time to time, of USMD and Holdings for a more complete understanding of these differences.

Authorized Capital Stock

USMD. TBOC requires that a corporation’s certificate of formation set forth the aggregate number of shares the corporation is authorized to issue and, if the corporation is authorized to issue only one class of shares, the par value of each share. If a corporation is authorized to issue more than one class or series of shares, the certificate of formation must state the designation, aggregate number of shares, par value of each share (or a statement that the share is without par value) and the preferences, limitations and relative rights of the shares of each class or series of shares. Although the TBOC does not allow the certificate of formation to grant the board of directors with the right to establish classes of shares without shareholder approval, it does grant the board of directors the right to establish series of shares. In such instances, the certificate of formation should also state any authority granted to the board of directors to establish a series of shares and to set and determine the preferences, limitations and relative rights.

The authorized capital stock of USMD is 50,000,000 shares of common stock, par value $0.01 per share. As of March 31, 2011, 29,707,912 shares of USMD common stock were issued and outstanding and 707,500 shares of USMD common stock were subject to issued and outstanding options under the USMD Inc. 2007 Long Term Incentive Plan. USMD’s Certificate of Formation authorizes only one class of common stock and the board of directors does not have the authority to establish any series of shares.

Holdings. DGCL requires that a corporation’s certificate of incorporation set forth the total number of shares of all classes of capital stock, the number of shares of each class, the par value of each class (or a statement that the class of shares is without par value). The certificate of incorporation must state the designation and the powers, preferences and rights and qualifications, limitations and restrictions of the shares. DGCL also permits a corporation’s certificate of incorporation to allow its board of directors to issue, without shareholder approval, classes or series of stock and to designate the voting powers, preferences, rights and qualifications, limitations or restrictions for such class or series.

The authorized capital stock of Holdings is 50,000,000 shares, of which 1,000,000 shares are designated as preferred stock with a par value of $0.01, and 49,000,000 shares are designated as common stock with a par value of $0.01. As of March 31, 2011, there were no shares of Holdings common stock were issued and outstanding. Holdings’ Certificate of Incorporation grants the Holdings’ board of directors the power to issue preferred stock and to designate the voting powers, preferences, rights, qualifications, limitations and restrictions on the preferred stock. See “Terms of Holdings Common Stock” for a summary of the rights, preferences, privileges and restrictions of Holdings common stock.

Dividends/Distributions

USMD. Under the TBOC, the board of directors of a corporation may authorize a distribution to the shareholders. The distribution amount cannot exceed the amount of the corporation’s surplus (defined as the difference of total assets less total liabilities less stated capital) and cannot render the corporation insolvent after the distribution. USMD’s Bylaws expressly grant the board of directors the authority to authorize a distribution.

Holdings. Under the DGCL, the board of directors may declare and pay dividends upon shares of its capital stock out of its surplus (defined as the difference of total assets less total liabilities less stated capital) or net profits (if there is no surplus). Holdings’ Certificate of Incorporation provides that the board of directors, in establishing a class or series of preferred stock, is authorized to fix the dividend rate, if any, for such class or series. The Certificate of Incorporation also empowers the board of directors to declare and pay dividends to the holders of Holdings common stock out of the funds legally available for the payment of dividends.

Board of Directors

Number of Directors

USMD. The TBOC provides that a corporation must have at least one director and that the number of directors shall be fixed by or in the manner provided in the corporation’s charter or bylaws. USMD’s Bylaws provide that the board of directors shall consist of not less than one, nor more than seven directors, who do not need to be shareholders or residents of the State of Texas. The number of directors may be increased or decreased by the affirmative vote of a majority of the directors. There are currently five directors serving on USMD’s board of directors.

Holdings. The DGCL provides that a corporation must have at least one director and that the number of directors shall be fixed by or in the manner provided in the corporation’s charter or bylaws. The Holdings Bylaws provide that the board of directors shall consist of such number of directors, not less than one nor more than 12, as may be determined from time to time by resolution of the board of directors. The number of directors of Holdings is currently fixed at six.

Classification of Board of Directors

USMD. Under the TBOC, a corporation’s charter or bylaws may provide for a classified board. The statute provides that all or some of the board of directors be divided into two or three classes. Each class will have the same or a similar number of directors as each other class and each class will have staggered terms of office. USMD does not have a classified board of directors and each director is elected annually to serve a one year term.

Holdings. Under the DGCL, a corporation’s certificate of incorporation or bylaws may provide that the board of directors may be divided into two or three classes and have staggered terms of office. Holdings does not have a classified board of directors and each director is elected annually to serve a one year term.

Vacancies on the Board of Directors

USMD. Under the TBOC, a director vacancy may be filled by the affirmative vote of the majority of the remaining directors (even if less than a quorum) or by shareholders at an annual or special meeting. Additionally, under TBOC, a directorship to be filled by reason of an increase in the number of directors may be filled by the shareholders (at an annual or special meeting) or by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders. However, the board of directors may not fill more than two such vacancies during the period between any two successive annual meetings of shareholders. USMD’s Bylaws provide that vacancies may be filled by the vote of a majority of the remaining directors, even is less than a quorum. Any director elected to fill a vacancy will be elected for the unexpired term of his predecessor in office. Any vacancy created by reason of a increase in the number of directors will be filled by the vote of a majority of directors, election at an annual or special meeting of the shareholders, provided that the board of directors may fill no more than two such vacancies during the period between any two successive annual meetings of shareholders.

Holdings. The DGCL provides that vacancies and newly created directorships resulting from a resignation or any increase in the authorized number of directors to be elected by the shareholders having the right to vote as a single class may be filled by a majority of the directors then in office or by a sole remaining director, unless the certificate of incorporation or the bylaws of a corporation provide otherwise. Under the Holdings’ Bylaws, vacancies, including vacancies resulting from an increase in the number of directors, may be filled by the majority vote of the remaining directors, though less than a quorum, or by a sole remaining director. Each director so elected will serve until the next election of directors.

Removal of Directors

USMD. Under the TBOC, except as otherwise provided by the charter or bylaws, at any meeting of shareholders called expressly for that purpose, the holders of a majority of the shares then entitled to vote may vote to remove any director or the entire board of directors, with or without cause. USMD’s Bylaws provide that any director may be removed, with or without cause, at any annual or special meeting of shareholders by the affirmative vote of a majority of the number of shares of shareholders present in person or by proxy at such meeting and entitled to vote for the election of such director,

Holdings. Under the DGCL, any or all of the directors of a corporation with an unclassified board may be removed from office by the holders of a majority of the shares then entitled to vote at an election of directors. Holdings Bylaws provide that the entire board, or any individual director, may be removed from office by the vote of the shareholders entitled to vote on such removal, without assigning cause.

Voting Rights

Voting Rights Generally

USMD. The TBOC provides that, unless a corporation’s certificate of formation specify otherwise: the holders of a majority of the shares entitled to vote at a shareholder meeting that are present or represented by proxy will constitute a quorum for the shareholder meeting; in all manners other than election of directors or unless as otherwise specified in the TBOC, the affirmative vote of the holders of the majority of shares entitled to vote, and who voted for, against, or expressly abstained with respect to, the matter at a shareholder meeting at which a quorum is present will be an act of the shareholders; and directors will be elected by a plurality of the votes cast by holders of shares entitled to vote in the election at a shareholder meeting in which a quorum is present.

USMD’s Certificate of Formation and Bylaws provide the holders of a majority of the shares issued and outstanding and entitled to vote at a shareholder meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. With respect to any matter other than the election of directors or unless otherwise specified in the TBOC, the affirmative vote of the holders of a majority of the shares entitled to vote on that matter and represented in person or by proxy at a shareholder meeting at which a quorum is present will be an act of the shareholders. Unless otherwise provided in a written agreement of shareholders, the directors will be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a shareholder meeting in which a quorum is present.

Holdings. The DGCL states that, unless a corporation’s certificate of incorporation or bylaws specify otherwise: each share of its capital stock is entitled to one vote; a majority of voting power of the shares entitled to vote, present in person or represented by proxy, will constitute a quorum at a shareholder meeting; in all manners other than election of directors, the affirmative vote of the majority of the voting power of the shares, present in person or represented by proxy at the meeting and entitled to vote on the subject matter, will be an act of the shareholders; and directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Holdings’ Certificate of Incorporation and Holdings Bylaws provide that, except as provided by the board of directors with respect to any class or series of preferred stock, the entire voting power and all voting rights is vested exclusively in the common stock. Each holder of shares of common stock is entitled to one vote for each share standing in his name on the Holdings’ corporate books. The Holdings Bylaws provide that the presence, in person or represented by proxy, of holders of shares having a majority of the voting power represented by all issued and outstanding shares entitled to vote at the meeting will be a quorum at a shareholder meeting. Further, the Holdings Bylaws provide that the vote of holders of a majority of the shares entitled to vote, present in person or represented by proxy at such meeting, will decide any matter brought before such meeting, other than the election of directors or as otherwise specified in the DGCL. Directors will be elected by a plurality of the votes cast by the holders of shares entitled to vote in an election of directors at a meeting of shareholders at which a quorum is present. Each shareholder will be entitled to cast a vote for each share having voting power held by such shareholder.

Cumulative Voting

USMD. Under the TBOC, a corporation’s charter may permit shareholders to cumulate their votes for directors. USMD’s Certificate of Formation does not provide for cumulative voting and each shareholder is entitled to one vote per share.

Holdings. Under the DGCL, a corporation’s charter may permit shareholders to cumulate their votes for directors. Holdings’ Certificate of Incorporation does not provide for cumulative voting for directors. Except as provided by the Holdings board of directors with respect to any class of series of preferred stock, the entire voting power and al voting rights are vested exclusively in the common stock. Each holder of common stock is entitled to one vote per share.

Voting on Business Combinations

USMD. The TBOC requires the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve a merger, share exchanges or conversions, or the sale of all or substantially all of the corporation’s assets, except in certain specific situations. Mergers, share exchanges or conversions, and asset sales of or by USMD are governed in accordance with the TBOC.

Holdings. Under the DGCL, except for certain specific situations, a plan of merger, share exchange or transaction involving a sale, lease exchange or other disposition of all or substantially all of a corporation’s property, must be approved by a majority of all outstanding shares entitled to vote on the transaction. Plans of merger, stock exchanges and assets sales of or by Holdings are governed in accordance with the DGCL.

Shareholder Actions

Shareholder Action by Written Consent

USMD. Under the TBOC, shareholders can take action without holding a meeting, providing notice, or taking a vote if each shareholder entitled to vote on the action signs a written consent to such action or, if the corporation’s certificate of formation so provides, shareholders can take action without holding a meeting, providing notice, or taking a vote if the shareholders having at least the minimum number of votes that would be necessary to take such action at a meeting at which holders of all shares entitled to vote on the action were present and voted. USMD’s Certificate of Formation does not provide for less shareholder actions by less than unanimous consent and, consequently, actions taken by written consent must be consented to by all of the shareholders.

Holdings. Under the DGCL, any action that may be taken at a meeting of shareholder may be taken without a meeting, without prior notice and without a vote, if the holders of the outstanding stock having not less than the minimum number of votes that would be required to take such action at a shareholder meeting consent in writing. A corporation can modify this statutory default in its certificate of incorporation. Holdings’ Certificate of Incorporation does not modify the statutory default and shareholders are empowered to act by written consent as set forth in the DGCL.

Special Meetings of Shareholders

USMD. Under the TBOC, special meetings of the shareholders may be called by the board of directors, the President or others permitted by the certificate of formation or bylaws or by holders of the percentage shares specified in the certificate of formation (provided that this percentage must be at least 10% but not greater than 50%). USMD’s Certificate of Formation does not specify any persons who have the power to call a special meeting and does not empower for the shareholders to call a special meeting, therefore, only the board of directors and the president of USMD have the power to call a special meeting of shareholders.

Holdings. The DGCL permits special meetings of shareholders to be called by the board of directors and such other persons, including shareholders, as the certificate of incorporation or bylaws may provide. Holdings’ Bylaws provide that special meetings of the shareholders may be called by the chairman of the board of directors, a majority of the board of directors, the president or at the request in writing of the shareholders owning a majority of the amount of the entire capital stock of Holdings issued and outstanding and entitled to vote.

Advance Notice Requirements of Shareholder Nominations and Proposals

USMD. USMD’s Bylaws do not contain any specific provisions relating to the introduction of business as annual or special meetings by shareholders.

Holdings. Holdings’ Bylaws provide that shareholders may bring business, including shareholder proposals and director nominations, before an annual meeting if the shareholder has given timely written notice to the corporation of the business to be brought. To be considered timely, the shareholder’s notice must be addressed to Holdings’ secretary and must be received by the corporation at its principal executive offices not less than 120 calendar days prior to the anniversary date on which Holdings first mailed its proxy materials for the immediately preceding annual meeting or, if the annual meeting is not within 30 calendar days of anniversary of last year’s annual meeting, not less than 10 calendar days following the date on which the public announcement of the date of the meeting. The notice must contain, in reasonable detail, a description of the business desired to be brought before the annual meeting, among other things. If the notice is to recommend a person to be considered as a potential nominee for election as director, the shareholder must provide information regarding the director nominee and such nominee’s signed consent.

Rights of Dissenting Shareholders

USMD. For a summary of the rights of dissenting shareholders under the TBOC and for the rights of dissenting shareholders outlined in USMD’s charter documents, see the section entitled “The Special Meeting of USMD Shareholders – Appraisal Rights.”

Holdings. The DGCL provides that appraisal rights are available to dissenting shareholders in connection with certain mergers or consolidations. However, unless a corporation’s certificate of incorporation otherwise provides, the DGCL does not provide for appraisal rights if: (1) the shares of the corporation are (a) listed on a national securities exchange or (b) held of record by more than 2,000 shareholders; or (2) the corporation is the surviving corporation and no vote of its shareholders is required for the merger. However, notwithstanding the foregoing, the DGCL provides that appraisal rights will be available to the shareholders of a corporation if the shareholders are required by the terms of a merger agreement to accept for such stock anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depository receipts; or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts as described above. The DGCL does not provide appraisal rights to shareholders with respect to the sale of all or substantially all of a corporation’s assets or an amendment to a corporation’s certificate of incorporation, although a corporation’s certificate of incorporation may so provide. The DGCL provides, among other procedural requirements for the exercise of the appraisal rights, that a shareholder’s written demand for appraisal of shares must be received before the taking of the vote on the matter giving rise to appraisal rights, when the matter is voted on at a meeting of shareholders. The appraisal rights of Holdings shareholders are governed in accordance with the DGCL.

Amendment of Charter Documents

Amendment to Certificate of Formation

USMD. Under the TBOC, an amendment a corporation’s certificate of formation must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote on the amendment, unless the certification of formation provides for a different vote requirement. Holders of the outstanding shares of a class or series are entitled to vote as a separate class, and must separately approve the amendment by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the class or series, if the amendment would: increase or decrease the number of authorized shares or the par value of the shares of a series or class; exchange, reclassify or cancel all or part of the shares of the class or series; exchange (or create a right of exchange) all or part of the shares of another class or series into the shares of the class or series; change the designations, preferences, limitations or relative rights of the shares of the class or series; change the shares of the class or series into the same or a different number of shares of the same class or series or another class or series; create a new class or series of shares with, or increase the rights and preference of a class or series with current rights and preferences inferior to the class or series to have, rights and preferences equal or superior to the class or series; divide the shares of the class into series and set and determine the designation of the series and the variations in the relative rights and preferences between the series; limit or deny existing preemptive or cumulative voting rights of the class or series; cancel or modify the dividends of the class or series that have accrued but have not been declared; or modify the certificate of formation to include or delete any provisions required or permitted in the charter of a close corporation. USMD’s Certificate of Formation does not contain any modifying the statutory requirements to amend the Certificate of Formation and the USMD Certificate of Formation may be amended as provided under by the TBOC.

Holdings. Under the DGCL, an amendment to the corporation’s certificate of incorporation must be approved by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on the amendment. If the amendment would increase or decrease the aggregate authorized shares or par value of a class or series or adversely alter or change the powers, preferences or rights of the class or series, then the amendment must be also approved by the affirmative vote of the holders of a majority of the outstanding stock of the class or series, unless, in the case of an increase or decrease in the number of authorized shares of the class, the certificate of incorporation provides that no such class vote is required. Holdings’ Certificate of Incorporation reserves the corporation’s right to amend or repeal any provision contained in the certification of incorporation, in the manner prescribed by statute, and all of rights conferred upon shareholders by the certificate of incorporation are subject to this reservation.

Amendment of Bylaws

USMD. Under the TBOC, the board of directors may amend or repeal the bylaws, or adopt new bylaws, without shareholder approval, unless the corporation’s certificate of formation or the TBOC reserves such power exclusively to the corporation’s shareholders or, in amending, repealing or adopting a specific bylaw, the shareholders expressly provide that the board of directors cannot amend, repeal or readopt that bylaw. USMD’s Bylaws provide that the shareholders or the board of directors may amend or repeal the bylaws or may adopt new bylaws.

Holdings. The DGCL provides that the shareholders entitled to vote have the power to adopt, amend or repeal bylaws of a corporation. The corporation’s certificate of incorporation can give the board of directors the power to adopt, amend or repeal the bylaws but cannot eliminate those rights of the shareholders. Holdings’ Bylaws provide that the shareholders, or the board of directors if provided in the certification of incorporation, may alter, amend or repeal the bylaws or may adopt new bylaws.

Holdings’ Certificate of Incorporation does empower the board of directors to adopt, amend or repeal the Bylaws.

Limitation of Liability of Directors and Officers

USMD. Under the TBOC, a certificate of formation may provide that a director is not liable, or is liable only to the extent provided in the certificate of formation, to the corporation or its shareholders for monetary damages for an act or omission by the person if such person’s capacity as a director, except to the extent the person is found liable under applicable law for: a breach in that person’s duty of loyalty to the corporation or its shareholders; an act or omission not in good faith that constitutes a breach of the duty of the person to the corporation or involves intentional misconduct or a knowing violation of the law; a transaction from which the person received improper benefit; or an act or omission for which the liability of the governing person is expressly provided by applicable statute. USMD’s Certificate of Formation does not contain any provisions limiting the liability of its directors.

Holdings. Under the DGCL, a certificate of incorporation may eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that those provisions cannot eliminate or limit the director’s liability for: breach of director’s duty of loyalty to the corporation and its shareholders; acts and omissions not in good faith or which involve intentional misconduct or knowing violation of law; liability arising from the unlawful payment of a dividend, stock purchase or stock redemption; or for any transaction from which the director derived an improper personal benefit. Holdings’ Certificate of Incorporation limits the directors’ liability for breach of his fiduciary duty to the corporation or its shareholders to the fullest extent permitted by the DGCL.

Indemnification of Directors and Officers

USMD. The TBOC permits a corporation to indemnify any director or officer who is a party to a legal proceeding because he is a director of the corporation against claims and expenses actually incurred by him in connection with the proceeding; provided, however, that the director conducted himself in good faith; reasonably believed that his conduct was in the best interests of the corporation; and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The TBOC also provides that a corporation is required to indemnify any director or officer of the corporation who is a party to a legal proceeding by reason of his services to the corporation if the director or officer is successful on the merits or otherwise in the defense of such proceeding. In addition, under the TBOC, a corporation may purchase and maintain, on behalf of its directors and officers, insurance with respect to any liability asserted against or incurred by such persons, whether or not the corporation would have the power under applicable law to indemnify such persons. The TBOC permits a corporation to indemnify a director for reasonable expenses actually incurred by the director in connection with the proceeding if the director has not been found liable to the corporation or to have received an improper personal benefit. Additionally, the TBOC permits a corporation to pay reasonable expenses of a director in advance of the final disposition of a proceeding for which indemnification may be provided if certain conditions are met. The TBOC allows a corporation to indemnify and advance expenses to its officers, employees and other agents to the same extent that it allows a corporation to indemnify and advance expenses to directors. USMD’s Certificate of Formation and Bylaws authorize indemnification of officers, directors, employees and agents to the fullest extent authorized or permitted by applicable law.

Holdings. The DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The DGCL also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Anti-Takeover Provisions

USMD. The TBOC provides that a corporation with 100 or more shareholders may not engage in certain business combinations, including mergers and asset sales, with a person who holds 20% or more of a corporation’s voting shares (an “affiliated shareholder”) for a period of three years from the date such person became an affiliated shareholder, unless the board of directors has prior approved the business combination or transaction in which the shareholder became an affiliated shareholder or the business combination was approved by the affirmative vote of at two-thirds of the corporations’ outstanding voting stock not owned by the affiliated shareholder. A corporation may elect to opt out of these provisions. USMD has not made such an election.

Holdings. Section 203 of the DGCL provides generally that any person who acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested shareholder”) may not engage in a wide range of “business combinations” with the corporation for a period of three years following the time the person became an interested shareholder, unless: (1) the board of directors has prior approved the business combination or transaction in which the shareholder became an interested shareholder; (2) upon completion of the transaction, the interested shareholder owned at least 85% of the voting stock outstanding; or (3) after the transaction, the business combination was approved by the board of directors and by the affirmative vote of at least two-thirds of the corporations’ outstanding voting stock not owned by the interested shareholder. These restrictions do not apply if the corporation’s certificate of incorporation expressly opts out of Section 203. Holdings has not adopted provisions to its certificate of incorporation to opt out of Section 203 and Holdings will be governed by Section 203.

LEGAL MATTERS

Hallett & Perrin, P.C., Dallas, Texas will provide USMD and Ventures with opinions as to the legal matters in connection with the securities Holdings is offering and certain tax matters in connection with the Contribution.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

The fairness opinion of Value Management Group, LLC, d/b/a VMG Health included in this Prospectus has been so included in reliance upon the authority of VMG Health as experts in rendering such fairness opinion.

SHAREHOLDER PROPOSALS FOR THE 2012 ANNUAL MEETING

Shareholder proposals that are intended to be presented at Holdings’ 2012 Annual Meeting must have been received no later than [            ]. In order to be properly presented, any such proposal must meet all the other requirements as specified in the Holdings Bylaws. In addition, the proxy solicited by the board of directors for the 2012 Annual Meeting will confer discretionary authority to vote on any shareholder proposal presented at that meeting, unless we receive notice of such proposal on or before [            ].

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

USMD Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of USMD Inc. and Subsidiaries (collectively the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USMD Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Dallas, Texas

June 23, 2011

USMD INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
ASSETS	(in thousands, except share data)
Current assets:
Cash and cash equivalents	$7,477	$7,990
Restricted cash	—	1,160
Accounts receivable, net of allowance for doubtful accounts of $393 and $4,687 at December 31, 2010 and 2009, respectively	2,917	13,354
Affiliate accounts receivable, net of allowance for doubtful accounts of $-0- and $53 at December 31, 2010 and 2009, respectively	1,694	287
Inventories	—	2,339
Deferred tax assets, current	168	103
Prepaid expenses and other current assets	143	1,123

Total current assets	12,399	26,356

Property and equipment, net	2,219	82,165
Investments in nonconsolidated affiliates	11,682	120
Other assets, net	—	14
Goodwill	9,804	12,976
Intangible assets, net	343	—
Deferred tax assets, less current portion	445	187

Total assets	$36,892	$121,818

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$404	$6,824
Accrued payroll	1,459	2,242
Other accrued liabilities	1,765	5,134
Related party payable	—	229
Current portion of long-term debt	234	6,763
Current portion of related party long-term debt	429	498
Current portion of capital lease obligations	229	107

Total current liabilities	4,520	21,797

Long-term debt, less current portion	883	61,275
Related party long-term debt, less current portion	7,258	7,737
Capital lease obligations, less current portion	1,092	—
Interest rate swap liability	—	4,729
Deferred tax liabilities	5,011	2,141

Total liabilities	18,764	97,679

Commitments and contingencies - see Note 15

Equity:
USMD Inc. stockholders’ equity:
Common stock, $0.01 par value, 50,000,000 shares authorized; 30,982,196 shares issued and 29,707,912 shares outstanding at December 31, 2010 and 2009	310	310
Additional paid-in capital	6,825	6,224
Accumulated other comprehensive loss	—	(223)
Retained earnings	7,913	488
Treasury stock at cost, 1,274,284 shares at December 31, 2010 and 2009	(1,184)	(1,184)

Total USMD Inc. stockholders’ equity	13,864	5,615
Noncontrolling interests in subsidiaries	4,264	18,524

Total equity	18,128	24,139

Total liabilities and equity	$36,892	$121,818

See accompanying notes to consolidated financial statements.

USMD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2010	2009
	(in thousands, except per share data)
Revenue:
Management services revenue	$19,795	$5,784
Net patient service revenue	14,896	99,737
Lithotripsy revenue	20,845	18,370
Other operating revenue	497	2,910

Net operating revenue	56,033	126,801

Operating expenses:
Salaries, wages and employee benefits	21,546	34,211
Medical supplies and services expense	5,072	32,059
Provision for doubtful accounts	1,760	13,085
Other operating expenses	8,778	18,412
Depreciation and amortization	1,943	5,624
Goodwill impairment	690	—

Total operating expenses	39,789	103,391

Income from operations	16,244	23,410

Other income (expense):
Interest income (expense), net	(2,079)	(2,605)
Equity in income of nonconsolidated affiliates	1,424	503
Impairment of investments in nonconsolidated affiliates	(4,585)	—
Other income (expense)	12,433	(41)

Total other income (expense), net	7,193	(2,143)

Income before provision for income taxes	23,437	21,267
Provision for income taxes	(4,449)	(2,146)

Net income	18,988	19,121
Less: net income attributable to noncontrolling interests	(11,563)	(16,818)

Net income attributable to USMD Inc	$7,425	$2,303

Earnings per share attributable to USMD Inc.
Basic	$0.25	$0.08
Diluted	$0.25	$0.08

Weighted average common shares outstanding
Basic	29,708	29,804
Diluted	30,069	29,821

See accompanying notes to consolidated financial statements.

USMD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	USMD Inc. Common Stockholders’ Equity								Noncontrolling Interests in Subsidiaries	Total Equity
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Treasury Stock		Total USMD Inc.
	Shares Outstanding	Par Value				Shares	Cost
Balance at December 31, 2008	30,982	$310	$6,109	$(318)	$(1,815)	1,010	$(811)	$3,475	$12,140	$15,615
Net income	—	—	—	—	2,303	—	—	2,303	16,818	19,121
Unrealized gain on interest rate swap	—	—	—	95	—	—	—	95	382	477

Comprehensive income								2,398	17,200	19,598
Stock compensation expense	—	—	115	—	—	—	—	115	—	115
Treasury stock purchased	—	—	—	—	—	264	(373)	(373)	—	(373)
Capital contributions from noncontrolling interests	—	—	—	—	—	—	—	—	1,405	1,405
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(12,221)	(12,221)

Balance at December 31, 2009	30,982	310	6,224	(223)	488	1,274	(1,184)	5,615	18,524	24,139
Net income	—	—		—	7,425	—	—	7,425	11,563	18,988
Unrealized loss on interest rate swap	—	—	—	(22)	—	—	—	(22)	(90)	(112)

Comprehensive income					—			7,403	11,473	18,876
Stock compensation expense	—	—	601	—	—	—	—	601	—	601
Elimination of unrealized loss on interest rate swap due to deconsolidation	—	—	—	245	—	—	—	245	(245)	—
Effect of deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	(13,257)	(13,257)
Capital contributions from noncontrolling interests	—	—	—	—	—	—	—	—	750	750
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(12,981)	(12,981)

Balance at December 31, 2010	30,982	$310	$6,825	$—	$7,913	1,274	$(1,184)	$13,864	$4,264	$18,128

See accompanying notes to consolidated financial statements.

USMD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2010	2009
	(in thousands)
Cash flows from operating activities:
Net income	$18,988	$19,121
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	1,760	13,085
Depreciation and amortization	1,943	5,624
(Gain) loss on sale of assets	(8)	41
Gain on deconsolidation of subsidiaries	(12,425)	—
Unrealized (gain) loss on interest rate swap	493	(3,775)
Equity in earnings of nonconsolidated affiliates	(1,424)	(503)
Distributions from nonconsolidated affiliates	710	494
Stock compensation expense	601	115
Impairment	5,275	—
Deferred income tax provision	2,547	1,808
Change in operating assets and liabilities, net of effects of deconsolidation of subsidiaries:
Restricted cash	24	(13)
Accounts receivable	(367)	(14,724)
Inventories	(82)	99
Prepaid expenses and other assets	492	191
Accounts payable	185	1,823
Accrued liabilities	1,509	(51)

Net cash provided by operating activities	20,221	23,335

Cash flows from investing activities:
Capital expenditures	(68)	(656)
Investments in nonconsolidated affiliates	(260)	—
Decrease in cash due to deconsolidation of subsidiaries	(4,790)	—

Net cash used in investing activities	(5,118)	(656)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	4,364
Repayments of long-term debt and capital lease obligations	(2,949)	(16,122)
Repayments of related party long-term debt	(436)	(512)
Purchase of treasury stock	—	(373)
Capital contributions from noncontrolling interests	750	1,405
Distributions to noncontrolling interests	(12,981)	(12,221)

Net cash used in financing activities	(15,616)	(23,459)

Net decrease in cash and cash equivalents	(513)	(780)
Cash and cash equivalents at beginning of year	7,990	8,770

Cash and cash equivalents at end of year	$7,477	$7,990

Supplemental information:
Cash paid during the year for—
Interest, net of related party	$(904)	$(5,239)
Interest to related parties	(721)	(974)
Income tax	(939)	(654)
Noncash transactions:
Assets acquired under capital lease obligations	$1,347	$—

See accompanying notes to consolidated financial statements.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Operations

USMD Inc. is a health care management company with its headquarters located in Irving, Texas. USMD Inc. and its wholly-owned subsidiaries (“USMD” or the “Company”) provide finance, revenue cycle, centralized business office, clinical, operational and business development services, or a selection of these management services to healthcare providers. USMD owns and operates three healthcare management companies–USMD Hospital Division, USMD Cancer Treatment Center Division and USMD Lithotripsy Division–that were formed principally to establish, invest in or acquire, operate and/or manage acute-care hospitals, cancer treatment centers and lithotripsy service partnerships. USMD Inc. is a holding company that owns, either directly or through a wholly-owned subsidiary, 100% of the following subsidiaries:

•

Mat-Rx Development, L.L.C. (“USMD Hospital Division”), a Texas limited liability company, is a healthcare management services company that was formed to establish, invest in or acquire, operate and/or manage one or more acute care hospitals, ambulatory surgical centers or other health care facilities. USMD Hospital Division has a partnership interest in and manages USMD Hospital at Arlington, L.P. (“USMD Arlington”), which owns a general acute care hospital in Arlington, Texas. USMD Hospital Division also has a partnership interest in and manages USMD Hospital at Fort Worth, L.P. (“USMD Fort Worth”), which owns a general acute care hospital in Fort Worth, Texas. USMD Hospital Division owns 100% of the general partners of both of these partnerships and manages the hospital operations of both partnerships pursuant to long term contractual management agreements.

Effective March 1, 2010, Texas Health Resources (“THR”), a limited partner in USMD Hospital at Arlington, L.P. increased its limited partnership interest to 51% in USMD Hospital at Arlington, L.P. and purchased a 51% limited partnership interest in USMD Hospital at Fort Worth L.P. and obtained additional rights in the amended partnership agreements. As a result, effective March 1, 2010, the Company concluded that it no longer controlled these subsidiaries and in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10-40-4, the Company deconsolidated the subsidiaries at that date. Subsequent to the deconsolidation, the assets, liabilities and results of operations of the deconsolidated entities are no longer included in the Company’s consolidated balance sheets and statements of operations. The Company recognized a non-cash gain of $12.4 million, less tax of $4.3 million, which is included in other income (expense) in the consolidated statement of operations, as a result of recording the investments in the deconsolidated entities at their estimated fair value on the date of deconsolidation (see Note 10). Since the Company has the ability to exercise significant influence over the hospitals, it began using the equity method of accounting effective March 1, 2010.

•

U.S. Lithotripsy, L.P. (“USMD Lithotripsy Division”), a Texas limited partnership, is a healthcare management services company that was formed to establish, invest in or acquire, operate and/or manage entities that provide lithotripsy services to hospitals, ambulatory surgery centers, and/or physician offices, primarily in the South Central United States. USMD Lithotripsy Division provides management services to one lithotripsy service provider, has a limited partnership interest in but does not manage the operations of another lithotripsy service provider, and serves as the general partner, managing member or is a limited partner in 20 other active lithotripsy service providers. The USMD Inc. consolidated financial statements include the accounts of 17 of the latter 20 lithotripsy service providers. The general partner of USMD Lithotripsy Division is USGP, L.L.C., a Texas limited liability company and wholly-owned subsidiary of USMD Inc. The balance sheets and results of operations of the entities for which USMD serves as the general partner are included in USMD’s consolidated financial statements.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

USMD Cancer Treatment Centers, L.L.C. (“USMD Cancer Treatment Center Division”), a Texas limited liability company, was formed to establish, invest in or acquire, operate and/or manage one or more cancer treatment centers specializing in the provision of intensity-modulated radiation therapy and radio surgery procedures. USMD Cancer Treatment Center Division currently has a limited ownership interest in Willowbrook Cancer Center, L.L.C., which owns a cancer treatment facility in Houston, TX that is leased on a full time basis to a urology group practice located in the same service area. Due to its 30% limited ownership interest, USMD accounts for its investment in Willowbrook under the equity method of accounting. In addition, USMD Cancer Treatment Center Division has eight contractual management agreements under which it provides management services to ten cancer treatment centers located in Texas, Florida, Missouri and Arizona. The USMD Inc. consolidated financial statements do not include the accounts of any of these cancer treatment centers because the Company does not own or control these entities.

•

USMD Affiliated Services is a Texas nonprofit corporation certified by the Texas Medical Board as a nonprofit health organization and was established in anticipation of the transaction described in Note 18. USMD Affiliated Services was formed to provide professional services that fall within the scope of practice of a doctor of medicine, including the delivery of health care to the public, though, as of December 31, 2010, USMD Affiliated Services has not conducted any business.

USMD Inc. was formed principally to consolidate the ownership and operations of USMD Hospital Division, U.S. Medical Development, Inc. (“US Med”), a Nevada Corporation, and through the consolidation of those two entities, the ownership and operations of USMD Lithotripsy Division and USMD Cancer Treatment Center Division. US Med was originally formed as a holding company. It originally formed USMD Lithotripsy Division, USMD Cancer Treatment Center Division and USMD Hospital Division, and prior to January 1, 2007, owned 100% of the membership interests of USMD Cancer Treatment Center Division, membership interest in USMD Hospital Division and general and limited partnership interests in USMD Lithotripsy Division.

Effective January 1, 2007, but prior to the formation of USMD Inc., U.S. Lithotripsy, L.P. redeemed the remaining 59.4% of the partnership interests it did not own in U.S. Lithotripsy L.P. from six individual limited partners in exchange for debt (see Note 8). This resulted in US Med and its wholly-owned subsidiaries, which previously owned 40.6%, effectively owning 100% of the partnership interests of U.S. Lithotripsy L.P.

Also effective January 1, 2007, but after the consummation of the USMD Lithotripsy Division redemption described above, USMD Inc. offered shares of its common stock to then-current “accredited investors” who owned shares of common stock of US Med. On that same date, USMD Inc. offered shares of its common stock to accredited investors who were then-current owners of units representing a 35.23% ownership interest in USMD Hospital Division. As of the date of the offering, a total of 50,000,000 shares of USMD Inc.’s common stock, par value $0.01 per share, were authorized. USMD Inc. issued 30,543,200 shares of its common stock to participants in this transaction, including shares issued to the predecessor owners of USMD Hospital Division, which resulted in USMD Inc. owning 100% of USMD Hospital Division. The purpose of this transaction was to consolidate the ownership and operations of US Med and USMD Hospital Division. All eligible investors of USMD Hospital Division and US Med participated in the transaction.

Effective December 31, 2007, USMD Inc. issued 439,000 shares with an estimated fair value of $90,000 to acquire the remaining outstanding US Med common stock from non-accredited investors who did not participate in the January 1, 2007 offering. Subsequently, US Med filed corporate dissolution documents and was dissolved.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has one reportable segment – the management of health care providers who deliver care in hospitals, freestanding healthcare facilities and physician offices.

Note 2 – Restatement of September 30, 2010 Interim Unaudited Financial Statements

To correct errors discovered during preparation of its Form S-4 registration statement, the Company restated its balance sheet and statement of stockholders’ equity as of September 30, 2010 and the related statement of operations and cash flows for the nine months ended September 30, 2010.

In accounting for the March 1, 2010 deconsolidation of USMD Hospital at Arlington, L.P. and USMD Hospital at Fort Worth, L.P., the Company failed to include certain goodwill attributable to the investments in those hospitals when calculating carrying value of the investments and, as a result, the non-cash gain on deconsolidation was overstated by $1.9 million. The Company corrected the error by reducing goodwill and the gain on deconsolidation of subsidiaries by $1.9 million.

Additionally, in accounting for deconsolidation of the hospital subsidiaries, certain noncontrolling interest capital contributions and distributions were included in the deconsolidated balances. The Company corrected this error on the consolidated statement of stockholders’ equity by decreasing noncontrolling interest “effect of deconsolidation of subsidiaries” by $3,686,000 and increasing noncontrolling interest capital contributions and distributions by $36,000 and $3,722,000, respectively. As a result of the error, on the previously reported condensed consolidated statement of cash flows for the nine months ended September 30, 2010, net cash provided by operating activities and net cash used in financing activities were both understated by $3,686,000. The correction had no impact on total equity, total assets or liabilities, income or net cash flows.

Independently, management determined that the valuation used to record the January 1, 2007 acquisition of 35.23% of ownership interests in USMD Hospital Division from predecessor owners failed to attribute appropriate value to intangible assets, specifically, agreements to manage the operations of USMD Hospital at Arlington, L.P. and USMD Hospital at Fort Worth, L.P. The corrected valuation used a discounted cash flow – income approach. Major assumptions used in the valuation included compound annual management fee revenue growth and EBITDA increases of 3.5% and 15.5%, respectively and a discount rate of 18%. At January 1, 2007, the financial statements included an understatement of amortizable intangible assets of $567,000 and a corresponding overstatement of goodwill. The Company corrected the error at September 30, 2010 by reducing goodwill $567,000 and recording intangible assets and cumulative amortization expense of $353,000 and $214,000, respectively. The adjustment to amortization expense includes $182,000 of prior period expense the Company does not believe to be material to the current or prior years’ consolidated financial statements.

Correction of the errors had the following effects on the Company’s consolidated financial statements (in thousands, except per share data):

	September 30, 2010 (unaudited)
	As Reported	Adjustment	As Restated

Balance Sheet Information
Goodwill	$12,976	$(2,482)	$10,494
Intangible asset, net	—	353	353
Total assets	43,683	(2,129)	41,554
Deferred tax liabilities, less current portion	7,540	(745)	6,795
Total liabilities	21,062	(745)	20,317
Retained earnings	12,289	(1,384)	10,905
Total equity	22,621	(1,384)	21,237

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Nine Months Ended September 30, 2010 (unaudited)
	As Reported	Adjustment	As Restated

Statement of Operations Information
Depreciation and amortization	$1,478	$214	$1,692
Total operating expenses	31,671	214	31,885
Income from operations	13,299	(214)	13,085
Other income (expense)	14,340	(1,915)	12,425
Income before provision for income taxes	26,565	(2,129)	24,436
Provision for income taxes	(6,461)	745	(5,716)
Net income	20,104	(1,384)	18,720
Net income attributable to USMD Inc.	11,801	(1,384)	10,417

Basic earnings per share	$0.40	$(0.05)	$0.35
Diluted earnings per share	$0.39	$(0.05)	$0.34

	September 30, 2010 (unaudited)
	As Reported	Adjustment	As Restated

Statement of Stockholders’ Equity Information
Effect of deconsolidation of subsidiaries	$(16,943)	$3,686	$(13,257)
Capital contributions from noncontrolling interests	477	36	513
Distributions to noncontrolling interests	(5,646)	(3,722)	(9,368)

	Nine Months Ended September 30, 2010 (unaudited)
	As Reported	Adjustment	As Restated

Statement of Cash Flow Information
Cash flows from operating activities:
Net income	$20,104	$(1,384)	$18,720
Depreciation and amortization	1,478	214	1,692
Gain on deconsolidation of subsidiaries	(14,340)	1,915	(12,425)
Deferred income tax provision	5,215	(745)	4,470
Accounts receivable	(4,532)	2,853	(1,679)
Prepaid expenses and other assets	(328)	833	505
Net cash provided by operating activities	10,268	3,686	13,954
Cash flows from financing activities:
Capital contributions from noncontrolling interests	477	36	513
Distributions to noncontrolling interests	(5,646)	(3,722)	(9,368)
Net cash used in financing activities	(7,305)	(3,686)	(10,991)
Net decrease in cash and cash equivalents	(1,314)	—	(1,314)

These revisions had no impact on previously reported revenues or cash position.

The Company has not separately amended its September 30, 2010 consolidated financial statements included in the Company’s Form S-4 registration statement (including Amendments No. 1 and No. 2 to the Form S-4) and therefore the financial statements and related financial information for these affected periods should no longer be relied upon. All financial and other information included in the December 31, 2010 consolidated financial statements reflect the correction of the errors as of September 30, 2010 and for the nine months then ended.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation: The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of USMD Inc., its wholly-owned subsidiaries, entities more than 50% owned and other limited partnerships controlled by the Company. All significant intercompany accounts and transactions have been eliminated.

The company consolidates entities that it controls in accordance with ASC 810-20-25, Consolidation – Control of Partnerships and Similar Entities. The Company consolidates the limited partnerships in situations where it is the general partner and the limited partners do not have sufficient rights to overcome the general partner’s presumption of control.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. Deposits held with financial institutions often exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Cash and Cash Equivalents: Cash equivalents include highly liquid investments with maturities of three months or less when purchased. Cash and cash equivalents consist primarily of bank deposit accounts.

Restricted Cash: At December 31, 2009, the Company held restricted cash as required under certain long-term debt obligations of USMD Arlington and USMD Fort Worth.

Accounts Receivable: Accounts receivable are stated at net realizable value and are uncollateralized. The Company has not experienced significant losses related to accounts receivable from individual patients or groups of patients in any particular industry, geographic area or payer group. The concentration of accounts receivable net of allowance for contractual adjustments by payer group is as follows:

	December 31,
	2010	2009
Government-related programs	0%	19%
Managed care, commercial insurers and other payers	0%	52%
Self-pay	0%	16%
Medical facility and physician groups	100%	13%

	100%	100%

The allowance for doubtful accounts is based on management’s assessment of the collectability of customer accounts. The Company regularly reviews this allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. Uncollectible accounts are written off once collection efforts are exhausted. A summary of the Company’s accounts receivable allowance for doubtful accounts activity is as follows (in thousands):

	Balance at Beginning of Year	Provision for Doubtful Accounts	Write-offs	Effect of Deconsolidation of Subsidiaries	Balance at End of Year
For the years ended December 31,
2010	$4,740	1,760	(1,965)	(4,142)	$393
2009	$4,955	13,085	(13,300)	—	$4,740

Inventories: Inventories consist primarily of medical supply items and are stated at lower of cost or market on a first-in, first-out basis.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment: Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are depreciated over the lease term or the asset life, whichever is shorter. Routine maintenance and repairs are charged to operating expense as incurred. Expenditures that increase capacities or extend useful lives are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in the consolidated statement of operations. At December 31, 2010, estimated useful lives of assets are as follows:

Major movable equipment	3-10 years
Furniture and equipment	3-10 years
Leasehold improvements	6 years
Software	5 years

Impairment of Long-Lived Assets and Other Intangible Assets: The Company evaluates its long-lived assets (excluding goodwill) and identifiable acquired intangible assets with finite useful lives for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future undiscounted cash flows. An impairment loss is recognized when the carrying amount of the asset or group of assets exceeds the respective fair value. Fair value of assets is estimated based on appraisals, established market values of comparable assets or internal estimates of discounted future cash flows. The Company’s estimates of future cash flows are based on assumptions and projections it believes to be reasonable and supportable.

Goodwill and Other Intangible Assets: Goodwill represents the excess of the purchase price and related costs over the fair value of net tangible and identifiable intangible assets acquired in business combinations. Goodwill is not subject to amortization, but is tested for impairment on an annual basis, or more frequently if circumstances indicate a potential impairment. Such circumstances may include an adverse change in the business climate or a change in the assessment of future operations of a reporting unit. Goodwill is tested for impairment at a reporting unit level. This requires a comparison of the fair value of each reporting unit that has goodwill associated with its operations and its carrying amount. If the carrying amount exceeds the estimated fair value, impairment is indicated. An impairment loss would be recorded if the carrying amount of goodwill exceeds its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities. The Company performed its annual goodwill impairment evaluation as of December 31.

The Company amortizes the cost of intangible assets with finite useful lives over their respective estimated useful lives to their estimated residual value. At December 31, 2010, none of our finite useful lived intangible assets have an estimated residual value.

Interest Rate Swaps: Interest rate swaps are recorded on the consolidated balance sheet and measured at fair value regardless of the purpose or intent for holding them. The accounting for changes in the fair value of a swap depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, whether it is a hedging or trading swap. Changes in the fair value of interest rate swaps held by the Company that qualify as cash flow hedges are included in other comprehensive income (loss) and reclassified into earnings in the period in which the hedged transaction affects earnings. Changes in the fair value of interest rate swaps held by the Company which do not qualify as part of a hedging relationship are recorded in current period earnings. The Company’s policy is to not hold or issue swaps or derivatives for trading purposes.

Revenue Recognition: The Company earns management services revenue through the provision of management services to its managed entities. Management fee revenues are recognized based on a defined percentage of cash collections or adjusted net revenues of the Company’s managed entities. These terms and

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

percentages are contractually defined and the Company does not recognize revenue until the contractual terms are met. The Company may also provide certain managed entities with management, medical professional, information technology, revenue cycle and/or other finance staff. Revenue for these services is included in management services revenue and is recognized as the services are provided and revenue recognition criteria are met.

The Company provides lithotripsy services to hospitals and other medical facilities in the geographic service areas where the Company owns, operates, and manages lithotripsy service providers. Lithotripsy revenue is recognized as services are provided and reported based on actual contract price or estimated net realizable amounts.

Other operating revenue primarily includes rental revenue derived from leases of medical office building (MOB) space and miscellaneous hospital revenue.

Net patient service revenue is recognized as services are provided and reported at the estimated net realizable amounts due from patients, third-party payers, and others.

Charity Care and Other Community Benefits: The Company’s hospital subsidiaries provide care to patients who lack financial resources and are deemed to be medically or financially indigent. Because the Company does not pursue collection of amounts determined to qualify as charity care, these amounts have been excluded from net patient service revenue. The charges related to this care totaled $24,000 and $210,000 for the years ended December 31, 2010 and 2009, respectively. In addition, the Company provides services to other indigent patients under the Medicaid program. The Medicaid program pays providers amounts that are often less than the cost of the services provided to the recipients.

Stock-Based Compensation: Stock-based payments to employees, including grants of employee stock options, are recognized in the financial statements based on their estimated grant-date fair value and amortized on a straight-line basis over the vesting period.

Income Taxes: Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by a valuation allowance when based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, management determines it is more likely than not that all or a portion of the deferred tax assets may not be realized. Primary factors considered include historical earnings, estimates of current and expected future earnings, availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits, prudent and feasible tax planning strategies and current and future ownership changes.

Management considers many factors when evaluating the Company’s uncertain tax positions, and such judgments are subject to periodic review. Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. The Company’s policy is to record interest and penalties related to income tax matters as income tax expense.

The determination and evaluation of the Company’s provision for income taxes and analysis of uncertain tax positions items requires significant judgment and knowledge of federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets. While the Company believes it has adequately provided for its income tax receivables or liabilities and deferred tax assets or liabilities in accordance with applicable income tax guidance, adverse determinations by taxing authorities or changes in tax laws and regulations could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flows.

Fair Value Measurements: Fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The basis for these assumptions establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 – Observable inputs such as quoted prices in active markets;

•	Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The three valuation techniques are as follows:

•	Market approach – Prices and other market-related information involving identical or comparable assets or liabilities;

•	Cost approach – Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and

•	Income approach – Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option pricing models and lattice models).

Investments in Nonconsolidated Affiliates: Investments in entities the Company does not control but in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the investees’ net income or losses after the date of investment, additional contributions made, dividends or distributions received, and impairment losses resulting from adjustments to net realizable value. The Company records equity method losses in excess of the carrying amount of an investment when the Company guarantees obligations or is otherwise committed to provide further financial support to the affiliate. The Company uses the cost method to account for equity investments for which the equity securities do not have readily determinable fair values and for which the Company does not have the ability to exercise significant influence. Under the cost method of accounting, equity investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, additional investments, or distributions deemed to be a return of capital.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Noncontrolling Interests in Subsidiaries: The consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned affiliates that the company controls. Accordingly, the company has recorded noncontrolling interests in the earnings and equity of such entities. The company records adjustments to controlling interests for the allocable portion of income or loss to which the noncontrolling interests’ holders are entitled based upon the portion of the subsidiaries they own. Contributions from and distributions to holders of noncontrolling interests are adjusted to the respective noncontrolling interests holders’ balance.

Reclassifications: The Company’s statement of cash flows for the year ended December 31, 2009 includes adjustments to reclassify equity in earnings of nonconsolidated affiliates of $503,000 and distributions from nonconsolidated affiliates of $494,000 from changes in prepaid expenses and other assets to individual line item adjustments to reconcile net income to net cash. The reclassification had no impact on cash flows from operating activities.

The Company’s December 31, 2009 consolidated balance sheet includes adjustments to reclassify $601,000 and $53,000 from other accounts receivable and related allowance for doubtful accounts, respectively, to affiliate accounts receivable and related allowance for doubtful accounts, respectively. The reclassified amounts primarily consist of receivables of management services revenue.

Advertising Expense: the Company expenses all advertising costs when incurred. The Company incurred $266,000 and $244,000 in advertising expense for the years ended December 31, 2010 and 2009, respectively, which is included in other operating expenses in the accompanying consolidated statements of operations.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and certain assumptions that affect the reported amounts of assets and liabilities, disclosed contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for contractual adjustments, allowance for doubtful accounts, certain assumptions used in impairment analyses, including goodwill, depreciable lives of assets, fair value of investments in nonconsolidated affiliates, fair value of interest rate swaps, fair value of stock options and contingency and litigation reserves. While management believes current estimates are reasonable and appropriate, actual results could differ from these estimates.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). This update provides amendments to ASC Topic 820 that will require more robust disclosures related to (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about certain Level 3 fair value measurements, which are effective for fiscal years beginning after December 31, 2010. The Company adopted ASU 2010-06 effective January 1, 2010 and there was no material impact on the Company’s consolidated financial position, results of operations or cash flows. Disclosures related to this new standard are included in Note 10 – Fair Value Measurements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”). ASU 2010-09 clarifies the date through which subsequent events must be evaluated when issuing financial statements. An entity that is an SEC filer or a

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

conduit bond obligor for conduit debt securities that are traded in a public market will be required to evaluate subsequent events through the date that the financial statements are issued. If an entity meets neither of those criteria, then it should evaluate subsequent events through the date the financial statements are available to be issued. The Company adopted ASU 2010-09 upon issuance in February 2010 and there was no material impact on the Company’s consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-02, Consolidation (Topic 810) Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. ASU 2010-02 clarifies the scope of the decrease in ownership provisions in ASC 810-10 and expands the disclosure requirements about deconsolidation of a subsidiary or de-recognition of a group of assets. ASU 2010-02 is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and must be applied retrospectively. The Company adopted ASU 2010-02 effective January 1, 2010 and there was no material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2010, the Company adopted the provisions of ASU 2010-20, Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (“ASU 2010-20”). ASU 2010-20 requires disclosures about financing receivables and related credit risk on a disaggregated basis, excluding short-term trade accounts receivable. There was no material impact to the Company’s consolidated financial position, results of operations or cash flows upon adoption of this guidance.

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-29, Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU 2010-29”). ASU 2010-29 requires revenues and earnings of the combined entity be disclosed as if the business combination occurred as of the beginning of the comparable prior annual reporting period. The ASU also requires additional disclosures about adjustments included in the reported pro forma revenues and earnings. The Company adopted the provisions of ASU 2010-29 prospectively for business combinations for which the acquisition date is on or after January 1, 2011. There was no impact to the Company’s consolidated financial position, results of operations or cash flows upon adoption of this guidance.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (“ASU 2010-28”). ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based on an assessment of qualitative indicators that goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company adopted ASU 2010-28 effective January 1, 2011 and there was no material impact on the Company’s consolidated financial position, results of operations or cash flows.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4 – Investments in Nonconsolidated Affiliates

The investments in and ownership percentages of nonconsolidated affiliates accounted for under the equity method are as follows (dollars in thousands):

	December 31, 2010		December 31, 2009
	Investment	Ownership Percentage	Investment	Ownership Percentage
USMD Hospital at Arlington, L.P.	$6,162	5.000%	$—	5.000%
USMD Hospital at Fort Worth, L.P.	5,286	20.024%	—	20.024%
Other	193	4%-40%	79	4%-30%

	$11,641		$79

In September 2010, the Company invested $260,000 in return for a 40% limited ownership interest in a New York radiation oncology facility and concurrently signed an agreement to manage the facility. In early 2011, before the facility began operations, the Company terminated its investment and management agreement with the facility. In March 2011, the Company recorded an impairment charge of $48,000 to reduce its carrying value in the facility to zero.

At December 31, 2010, the carrying value of the investments in USMD Hospital at Arlington, L.P. and USMD Hospital at Fort Worth, L.P. is greater than the Company’s equity in the underlying net assets of the hospitals by $10.0 million due primarily to recording the investments at estimated fair value upon deconsolidation of the hospitals, offset by the subsequent impairment of the investments.

During the fourth quarter of 2010, the Company recorded a pretax charge of approximately $4.6 million to reduce the carrying value of partnership interests in the hospitals (see Note 10). The $4.6 million asset impairment consists of approximately $1.5 million related to the Company’s investment in USMD Hospital at Arlington, L.P. and approximately $3.1 million related to the Company’s investment in USMD Hospital at Fort Worth, L.P.

At December 31, 2010, the Company’s consolidated retained earnings includes $462,000 of undistributed earnings from nonconsolidated affiliates accounted for under the equity method.

Summarized combined financial information for the Company’s nonconsolidated affiliates accounted for under the equity method is as follows (in thousands):

	December 31,
	2010	2009
Current assets	$29,817	$2,367
Noncurrent assets	80,730	4,865
Current liabilities	19,558	1,655
Noncurrent liabilities	63,787	4,403

	Years Ended December 31,
	2010	2009
Revenue	$109,322	$7,016
Income from operations	22,754	4,076
Income from continuing operations	18,272	3,991
Net income	18,272	3,991

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying value of investments accounted for under the cost method was $41,000 as of December 31, 2010 and 2009.

Note 5 – Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2010	2009
Land	$—	$11,135
Buildings and leasehold improvements	104	64,018
Major movable equipment	6,474	24,763
Furniture and equipment	1,270	8,729
Software	954	954

Gross property and equipment	8,802	109,599
Less: accumulated depreciation and amortization	(6,583)	(27,434)

Property and equipment, net	$2,219	$82,165

Depreciation and amortization expense for the years ended December 31, 2010 and 2009 was $1.7 million and $5.6 million, respectively. The net carrying value of capitalized interest was zero and $1.3 million as of December 31, 2010 and 2009, respectively.

Assets recorded under capital lease arrangements included in property and equipment consist of the following (in thousands):

	December 31,
	2010	2009
Major movable equipment	$1,334	$528
Furniture and equipment	13	—
Less: accumulated amortization	(59)	(329)

Net property and equipment under capital lease	$1,288	$199

Note 6 – Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill and accumulated impairment for each reporting unit are as follows (in thousands):

	USMD Lithotripsy Division	USMD Management Operations	USMD Arlington Hospital	USMD Fort Worth Hospital	Total
Balance at January 1, 2010
Goodwill	$8,306	$5,474	$1,573	$342	$15,695
Accumulated impairment	(2,719)	—	—	—	(2,719)

	5,587	5,474	1,573	342	12,976

Impairment	(690)	—	—	—	(690)
Reduction due to deconsolidation	—	—	(1,573)	(342)	(1,915)
Reclassification to intangible asset (see Note 2)	—	(567)			(567)

Balance at December 31, 2010
Goodwill	8,306	4,907	—	—	13,213
Accumulated impairment	(3,409)	—	—	—	(3,409)

	$4,897	$4,907	$—	$—	$9,804

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Calculation of the gain on deconsolidation of the hospitals (see Note 1) included $1.9 million of goodwill attributable to the deconsolidated hospitals. This amount was included as a component of investment carrying value and removed from goodwill upon deconsolidation.

As a result of the Company’s 2010 annual goodwill impairment test, a non-cash impairment charge of $0.7 million was recorded related to the USMD Lithotripsy Division reporting unit for the year ended December 31, 2010. The impairment resulted from a decrease in projected operating margin due to reductions in projected revenue combined with higher operating expenses. The Company performed its 2009 impairment test as of December 31, 2009 and concluded that no goodwill impairment existed.

In estimating the fair value of the Company’s reporting units, management makes estimates and judgments about future cash flows and market valuations using a combination of income and market approaches, respectively, defined as Level 3 inputs under the fair value measurement hierarchy. In performing its impairment analyses, the Company relied primarily on an income approach, specifically a discounted cash flow analysis, which includes assumptions for, among other factors, discount rates, cash flow projections, growth rates and terminal value rates, all of which require significant judgment. The company updates specific assumptions at the date of each test to incorporate current industry and Company-specific risk factors from the perspective of a market participant.

Intangible assets consist of the following (in thousands):

	December 31,
	2010	2009
Management agreements:
Gross carrying amount	$567	$—
Accumulated amortization	(224)	—

Intangible assets, net	$343	$—

Aggregate amortization expense for the years ended December 31, 2010 and December 31, 2009, totaled $224,000 and $-0-, respectively. In early 2010, USMD Arlington and USMD Fort Worth management agreements were renewed for ten year terms. The Company expects to incur $37,500 per year of amortization expense for each of the succeeding nine years.

Note 7 – Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	December 31,
	2010	2009
Accrued expenses	$424	$1,716
Accrued bonus	521	78
Federal income tax payable	564	—
Other accrued expenses	256	3,340

	$1,765	$5,134

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8 – Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,
	2010	2009
USMD Inc.
Senior secured notes payable	$—	$1,963
Subordinated notes payable	731	834
USMD Lithotripsy Division subordinated notes payable	7,687	8,191

	8,418	10,988
USMD hospitals
Notes payable	—	60,514
Revolving credit facilities	—	4,000
Capital lease obligations	—	107

	—	64,621
Lithotripsy partnerships
Notes payable	386	771
Capital lease obligations	1,321	—

	1,707	771

Total long-term debt	10,125	76,380
Less: current portion	(892)	(7,368)

Long-term debt, less current portion	$9,233	$69,012

USMD Inc.

Senior Secured Notes Payable

On January 1, 2007 and February 15, 2007 the Company entered into two senior secured notes payable with Bank of Texas, N.A. (“Bank of Texas”), which were modified at various dates during 2008 and 2009. Borrowings under the senior secured notes were used to fund working capital and were secured by substantially all present and future assets of the Company.

Interest accrues at variable rates based on the 30-day London Inter-Bank Offered Rate (“LIBOR”), plus a 3.25% margin, subject to a minimum rate of 4.00%. Effective April 30, 2010, the Company amended its senior secured note agreements with Bank of Texas, which reduced the applicable interest rate to LIBOR plus 3.0%, subject to a minimum rate of 4.00% and extended the maturity date until October 31, 2010. Effective October 31, 2010, the maturity date was extended to December 31, 2010 and the notes were paid in full on December 23, 2010.

Subordinated Notes Payable

On May 2, 2008, the Company issued a $760,000 subordinated note payable to a former officer and shareholder of the Company to repurchase shares of the Company’s common stock held by the individual. The note payable is secured by the shares of common stock repurchased and matures on April 12, 2012. At December 31, 2010, outstanding borrowings under the note payable were $731,000. Interest accrues at a fixed rate of 9.00% and is payable monthly.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2010, the Company paid in full two additional notes payable totaling $74,000.

USMD Lithotripsy Division Subordinated Notes Payable

Effective January 1, 2007, U.S. Lithotripsy L.P. redeemed the remaining 59.4% of partnership interests from four then-current members of the Company’s Board of Directors (two of which are current members of the Company’s Board of Directors), the acting President of U.S. Lithotripsy L.P. and an unrelated party (the “Predecessor Owners”). In exchange, U.S. Lithotripsy L.P. paid cash of $1.2 million and issued notes payable totaling $9.7 million to the Predecessor Owners. At the date of the transaction, the related party note holders collectively owned 60.5% of the Company. Borrowings under the notes are secured by substantially all present and future assets of U.S. Lithotripsy L.P. and the partnership interests redeemed as part of the transaction.

Ongoing monthly principal and interest payments of $92,000 are due on the notes through maturity on December 31, 2021. Interest accrues at a fixed rate of 9.00%, subject to a premium of 1.00% under certain payment options available to the Company. At December 31, 2010, outstanding borrowings under the notes totaled $7.7 million at a fixed rate of 9.0%.

Lithotripsy Partnerships

Notes Payable

Certain lithotripsy partnerships consolidated by the Company have various notes payable (the “LP Notes”) with financial institutions totaling $386,000, which mature at various dates through 2012 and bear fixed and variable interest rates. The weighted average interest rate of these notes was 5.05% and 5.51% at December 31, 2010 and 2009, respectively. Borrowings from the LP Notes were used to purchase equipment. The individual LP Notes are generally secured by the assets of the individual partnership and guaranteed by the respective partners. The LP Notes are subject to various financial and non-financial covenants, including, in some instances, minimum debt service coverage ratios and the Company was in compliance with all such covenants at December 31, 2010.

Maturities of USMD Inc. long-term debt are as follows as of December 31, 2010 (in thousands):

Year Ending December 31,	Long-Term Debt
2011	$663
2012	1,352
2013	513
2014	561
2015	614
Thereafter	5,101

Total	$8,804

Capital Lease Obligations

Effective September and October 2010, one of the Company’s lithotripsy partnerships entered into capital leases for two lithotripters and associated transportation equipment totaling $897,000. Monthly payments of $18,000 are due over a five year term. Effective December 2010, one of the Company’s lithotripsy partnerships entered into a capital lease for a lithotripter totaling $450,000. Monthly payments of $9,000 are due monthly over a five year term.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments as of December 31, 2010, are as follows:

Year Ending December 31,
2011	$364
2012	318
2013	318
2014	318
2015	282
Thereafter	8

Total minimum lease payments	1,608
Less: amounts representing estimated taxes, maintenance and insurance amounts included in the total above	—

Net minimum capital lease payments	1,608
Less: amount representing interest	(287)

Present value of minimum lease payments	$1,321

Interest expense, net consists of the following (in thousands):

	Years Ended December 31,
	2010	2009
Debt interest and commitment fees	$ 1,600	$6,380
Unrealized (gain) loss on changes in fair value of interest rate swaps	493	(3,775)
Interest income	(14)	—

Total interest expense, net	$2,079	$2,605

Prior to deconsolidation effective March 1, 2010, the long-term debt and capital lease obligations of USMD Arlington and USMD Fort Worth were included in the Company’s consolidated balance sheet. At December 31, 2009, hospital long-term debt totaled $64.5 million with a weighted average interest rate of 2.94% and a weighted average maturity date of June 8, 2011. Principal payments of $1.1 million were due quarterly. Proceeds from the original borrowings primarily funded land, building and equipment acquisition and construction. The long-term debt was secured by substantially all present and future assets of the hospitals and guaranteed by the hospital’s partners. Upon deconsolidation, the hospital account balances and activity are no longer included in the Company’s consolidated financial statements.

Note 9 – Interest Rate Swaps

Interest Rate Swaps Not Designated as Hedging Instruments

In order to limit the variability of interest payments caused by changes in LIBOR, USMD Arlington and USMD Fort Worth were party to five interest rate swaps intended to convert certain of their long-term debt variable interest rates into fixed rates. Prior to deconsolidation of these hospitals, for the two months ended February 28, 2010, the Company recorded an unrealized loss of $0.5 million on the changes in fair value of the interest rate swaps. For the year ended December 31, 2009, the Company recorded an unrealized gain of $3.8 million on the changes in fair value of the interest rate swaps.

At December 31, 2010, the Company is not party to any interest rate swaps.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest Rate Swaps Designated as Cash Flow Hedges

On September 29, 2006, USMD Hospital at Fort Worth, L.P., entered into an interest rate swap as a cash flow hedge of future interest payments on $12,970,000 of its long-term debt. The swap was designated as a cash flow hedge under GAAP and effectively converts a LIBOR-based variable rate to a synthetic fixed rate of 5.23%. Effective March 1, 2010, in conjunction with deconsolidation of the hospitals, the swap was eliminated from the Company’s records and accumulated other comprehensive loss of $245,000, inclusive of a year to date unrealized loss of $112,000 was deconsolidated. For the year ended December 31, 2009, the Company recorded an unrealized gain of $477,000 in other accumulated comprehensive income or loss to account for the change in fair value of this interest rate swap.

Consolidated Balance Sheet Presentation of Interest Rate Swaps

At December 31, 2010, the Company is not party to any swaps. The following table summarizes the Company’s fair value of outstanding derivatives and their classification on the consolidated balance sheets at December 31, 2009 (in thousands):

Interest Rate Swaps Not Designated as Hedging Instruments
Other accrued liabilities	$400
Interest rate swap liability	3,618

4,018
Interest Rate Swaps Designated as Cash Flow Hedges
Interest rate swap liability	1,111

Note 10 – Fair Value Measurements

Financial Instruments Measured at Fair Value on a Recurring Basis

At December 31, 2010, the Company had no financial instruments measured at fair value on a recurring basis. At December 31, 2009, the estimated fair value of the Company’s interest rate swaps was a liability of $5.1 million. The estimated fair values of the interest rate swaps were obtained from bank estimates using pricing models with market-based inputs. The estimated fair value represents the theoretical exit cost the Company would have to pay to transfer the obligations to a market participant with similar credit risk and is considered a Level 2 fair value measurement under the fair value hierarchy.

Financial Instruments Measured at Fair Value on a Nonrecurring Basis

The Company measures its nonfinancial assets including property and equipment, goodwill, other intangible assets and investments in nonconsolidated affiliates at fair value on a nonrecurring basis and the assets are subject to fair value adjustment in certain circumstances. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges or similar adjustments made to the carrying value of the applicable assets. As previously described in Note 1, Organization and Nature of Operations and Note 4, Investments in Nonconsolidated Affiliates, the Company measured at fair value certain investments in nonconsolidated affiliates twice during 2010.

In connection with deconsolidation of the hospitals on March 1, 2010, the investments in the hospitals were recorded at their estimated fair market value based on a valuation of the Company’s business units and partnership interests. The valuation primarily relied on an income approach – discounted cash flow analysis and included assumptions for discount rates, cash flow projections, growth rates and terminal values. The valuation is a Level 3 fair value measurement under the fair value hierarchy.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the Company’s merger commitment (see Note 18), a valuation of the Company’s business units and partnership interests was conducted as of December 31, 2010 that indicated that the fair value of USMD’s investments in USMD Hospital at Arlington, L.P. and USMD Hospital at Fort Worth, L.P. had declined from the values established at March 1, 2010, the date of the deconsolidation. Prior to this, the Company had not identified indicators of impairment. The valuation primarily relied on an income approach – discounted cash flow analysis and included assumptions for discount rates, cash flow projections, growth rates and terminal values. The valuation is considered a Level 3 fair value measurement under the fair value hierarchy. The decline in the hospitals’ fair values resulted from revisions in estimates relating to patient volumes, managed care reimbursement rates and estimated discount factors. As a result of the updated valuation, USMD recorded an impairment charge in the fourth quarter of 2010 of $4.6 million.

Fair Value of Other Financial Instruments

Other financial instruments consist mainly of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, short-term borrowings and long-term debt. The carrying value and estimated fair value of the Company’s other financial instruments that do not approximate fair value due to their short-term or variable-rate nature are as follows (in thousands):

	December 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
USMD Inc. subordinated notes payable	$731	$776	$834	$889
USMD Lithotripsy Division subordinated notes payable	7,687	9,672	8,191	9,494
Lithotripsy partnerships notes payable	179	184	410	417
Capital lease obligations	1,321	1,321	107	107

The Company determines the fair value of its long-term debt using discounted cash flows based primarily on borrowing rates currently available to it for similar debt or debt for which the Company could use the proceeds to retire existing debt. Fair value of the capital lease obligations approximates carrying value due to recent lease inception. Quoted market prices are not available for the Company’s long-term debt.

Note 11 – Net Patient Service Revenue

Net patient service revenue in the accompanying statements of operations is stated net of contractual allowances and charity care adjustments. Contractual allowances totaled $30.4 million and $205.6 million in 2010 and 2009, respectively. These contractual allowances are related to the Medicare and Medicaid programs and managed care contracts. Payment for services provided to inpatient and outpatient Medicare and Medicaid beneficiaries through the various programs (Part A, B and C) is based on a combination of prospectively determined payment amounts and reimbursement for certain defined pass-through costs. Federal regulations require the submission of annual cost reports covering medical costs and expenses associated with the services provided to program beneficiaries. Medicare and Medicaid cost report settlements are estimated in the period services are provided to beneficiaries. These initial estimates are revised as needed until the final cost report is settled. For the years ended December 31, 2010 and 2009, 22.1% and 20.3%, respectively, of the Company’s net patient service revenue was derived from the Medicare and Medicaid programs. Commercial insurers primarily reimburse for services provided by the Company based on established fee schedules and ambulatory surgery groupers. For the years ended December 31, 2010 and 2009, 61.9% and 65.2%, respectively, of the Company’s net patient service revenue was derived from policyholders and members of commercial and managed care health plans.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12 – Income Taxes

Significant components of the provision for income taxes are as follows (in thousands):

	Years Ended December 31,
	2010	2009
Current:
Federal	$1,875	$318
State	27	20

Total current	1,902	338

Deferred:
Federal	2,547	1,808
State	—	—

Total deferred	2,547	1,808

Provision for income taxes	$4,449	$2,146

A reconciliation of the actual tax rate to the statutory U.S. tax rate is as follows:

	Years Ended December 31,
	2010	2009
Federal statutory rate	35.0%	35.0%
State income taxes, net of federal benefit	0.1	0.1
Net income attributable to noncontrolling interests	(17.3)	(27.7)
Other	1.2	2.7

Effective tax rate for income from operations	19.0%	10.1%

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes at the enacted tax rates in effect when the differences reverse. The components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2010	2009
Deferred tax assets:
Goodwill	$100	$—
Property and equipment	56	94
Stock-based compensation	251	102
Other compensation	166	—
Other	40	94

Total gross deferred tax assets	613	290

Deferred tax liabilities:
Goodwill amortization, net of impairment	1,308	1,120
Partnership investments	3,539	790
Property and equipment	85	153
Other	79	78

Total gross deferred tax liabilities	5,011	2,141

Net deferred tax liabilities	$(4,398)	$(1,851)

Current deferred tax assets	$168	$103
Noncurrent deferred tax assets	445	187
Noncurrent deferred tax liabilities	(5,011)	(2,141)

Net deferred tax liabilities	$(4,398)	$(1,851)

The Company has performed an evaluation and concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The evaluation was performed for the tax years that remain subject to examination by major tax jurisdictions as of December 31, 2010, which includes the tax years 2005 through 2010.

Note 13 – Stock-Based Compensation

Pursuant to its 2007 Long Term Incentive Plan (the “Plan”), the Company may grant equity awards to officers, key employees, nonemployee directors and nonemployee service providers in the form of stock options, restricted stock and certain other incentive awards. The terms of the Plan provide for up to 3,250,000 shares of common stock to be granted and at December 31, 2010, the Company had 2,542,500 shares available to be granted under the Plan. All stock options have been granted with an exercise price equal to or in excess of the estimated market value of the Company’s common stock on the date of grant. Options expire five years from the grant date and were fully vested upon issuance.

The fair value of stock-based awards on the date of grant is computed using the Black-Scholes option pricing model. The risk-free interest rate is based on the implied yield of U.S. Treasury zero-coupon securities that correspond to the expected life of the option. As a recently formed, nonpublic entity with limited equity transaction history, it was not practicable for the Company to estimate the volatility of its share price, therefore, volatility was estimated based on the historical and implied volatilities of two companies considered peers.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management concluded that the peers’ businesses were more characteristic of the Company’s business than industry indexes. An average of the peers’ volatility was utilized as an estimate of the Company’s share price volatility. The expected life of awards granted represents the period of time that they are expected to be outstanding based on the “simplified” method, which is allowed for companies that cannot reasonably estimate expected life of options based on its historical share option exercise experience. The Company does not expect to pay dividends on its common stock. The options issued to date vested immediately; therefore, the company estimated zero option forfeitures. Stock-based compensation expense is recorded only for those awards that are expected to vest. Assumptions used in the Black-Scholes model for stock options granted were as follows:

	Years Ended December 31,
	2010	2009
Risk-free interest rate	1.38%	1.01%
Expected volatility of common stock	78.70%	67.07%
Expected life of options	2.5 years	2.5 years
Dividend yield	0.00%	0.00%

The Black-Scholes option pricing model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully-transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company’s options do not have the characteristics of exchange traded options, and therefore, the option valuation models do not necessarily provide a reliable measure of the fair value of stock options. A summary of stock option activity for the year ended December 31, 2010 is as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2010	238,116	$2.00
Granted	469,384	3.00
Exercised	—	—
Forfeited and expired	—	—

Outstanding as of December 31, 2010	707,500	$2.66	3.66	$188,112

Vested or expected to vest at December 31, 2010	707,500	$2.66	3.66	$188,112

Exercisable as of December 31, 2010	707,500	$2.66	3.66	$188,112

The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2010 and 2009 was $1.28 and $0.485, respectively. To date, there have been no exercises of stock options under the Plan. The fair value of stock options vested and stock-based compensation expense recognized for the years ended December 31, 2010 and 2009 was $601,000 and $115,000, respectively, and is included in salaries, wages and employee benefits on the consolidated statements of operations.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14 – Earnings per Share

Basic earnings per share is based on the weighted-average number of common shares outstanding and diluted earnings per share is based on the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per share and the computation of basic and diluted earnings per share attributable to USMD Inc. (in thousands, except per share data):

	Years Ended December 31,
	2010	2009
Numerator :
Net earnings attributable to USMD Inc.	$7,425	$2,303

Denominator :
Weighted-average common shares outstanding	29,708	29,804
Effect of potentially dilutive securities:
Stock options	361	17

Weighted-average common shares outstanding assuming dilution	30,069	29,821

Earnings per share attributable to USMD Inc.
Basic	$0.25	$0.08
Diluted	$0.25	$0.08

At December 31, 2010, the computation of dilutive shares excludes 469,384 stock options with a weighted-average exercise price of $3.00 per share because these outstanding options’ exercise prices were greater than the 2010 average estimated market price of the Company’s common shares and, therefore, were anti-dilutive to the computation.

Note 15 – Commitments and Contingencies

Litigation

The Company is, from time to time, subject to claims and litigation arising in the ordinary course of business. In certain of these actions, plaintiffs request payment for damages, including punitive damages that may not be covered by insurance. The Company is currently not a party to any pending or threatened proceeding, which, in management’s opinion, would have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Financial Guarantees

As of December 31, 2010, the Company had issued guarantees to third parties of the indebtedness and other obligations of certain of its nonconsolidated investees. Should the investees fail to pay the obligations due, the Company could potentially be required to make maximum aggregate payments totaling $6.7 million. The guarantees provide for recourse against the investee, however, if the Company is required to perform under the guarantee, recovery of any amount would be unlikely. The remaining terms of these guarantees range from three months to 68 months. The Company records a liability for performance under financial guarantees, when, upon review of available financial information of the nonconsolidated affiliate and in consideration of pertinent factors, management determines that it is probable it will have to perform under the guarantee and the liability is reasonably estimable. The Company has not recorded a liability for these guarantees, as the Company believes it is not probable that the Company will have to perform under these agreements.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations

After deconsolidation and for the ten months ended December 31, 2010, USMD Arlington and USMD Fort Worth accounted for 32% of net operating revenue.

Financial Advisory Commitment

Effective June 2008, the Company entered into a contractual agreement with an investment banking firm for financial advisory services. The Company is obligated to compensate the firm in cash for potential future buy- or sell-side transactions and/or capital raises in amounts generally equal to the greater of a minimum $1.2 million or a percentage of the potential transaction value, as further defined in the written engagement letter. The agreement can be terminated no earlier than September 29, 2011; however, if the Company enters into buy- or sell-side transactions or capital raises during a two year period subsequent to termination of the agreement, the investment banking firm is entitled to compensation under the terms of the contract. At December 31, 2010, the Company has not executed any transaction for which compensation is due to the firm.

Operating Lease Commitments

The Company leases certain office space and office equipment under noncancellable operating lease agreements. Operating leases generally have three to seven year terms and include renewal options with terms to be negotiated at the time of renewal. One facility lease includes standard rent escalation terms. Certain equipment leases include purchase options. These leases generally require the lessee to pay all executory costs such as maintenance and insurance. Future minimum lease payments under operating leases at December, 31, 2010 are as follows (in thousands):

Years Ending December 31,
2011	$313
2012	333
2013	337
2014	306
2015	313
Thereafter	483

Total	$2,085

Total rent expense under operating leases was approximately $0.9 million and $2.6 million for the years ended December 31, 2010 and 2009, respectively.

Note 16 – Related Party Transactions

Effective January 1, 2007, U.S. Lithotripsy L.P. redeemed partnership interests in U.S. Lithotripsy L.P. owned by four members of the Company’s Board of Directors (two of which are current members of the Company’s Board of Directors), the acting President of U.S. Lithotripsy L.P. and an unrelated party. In exchange, U.S. Lithotripsy L.P. paid cash of $1.2 million and issued notes payable totaling $9.7 million to the Predecessor Owners (see Note 8), including $9.3 million to the related parties. At the date of the transaction, the related party note holders collectively owned 60.5% of the Company. The aggregate balance of the related party notes was $7.7 million and $8.2 million at December 31, 2010 and 2009, respectively.

Effective, September 1, 2007, a member of the Company’s Board of Directors loaned the Company $51,000 at a 9% annual interest rate. This loan was paid in full on June 16, 2010. At December 31, 2009, the balance is included in related party long-term debt in the consolidated balance sheet.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company provides management services to six nonconsolidated affiliates in which the Company has limited partner or ownership interests. Management services revenue totaled $10.6 million, and $0.5 million for the years ended December 31, 2010, and 2009, respectively. The Company recognized lithotripsy revenues of $1.7 million and $-0- from USMD Arlington and USMD Fort Worth for the years ended December 31, 2010 and 2009. The Company had affiliate accounts receivable of $1.7 million, and $0.3 million at December 31, 2010, and 2009, respectively.

USMD Arlington and USMD Fort Worth purchase medical services for the care of its patients from entities controlled by Texas Health Resources, a limited partner in USMD Arlington and USMD Fort Worth. For the years ended December 31, 2010 and 2009, services costs totaled $4,000 and $43,000, respectively, and are included in operating expenses in the accompanying consolidated statements of operations. At December 31, 2010 and 2009, $-0- and $349,000, payable to this entity is included in other accrued liabilities in the accompanying consolidated balance sheets for services performed in prior periods.

Note 17 – Employee Benefit Plans

A 401(k) defined contribution plan is provided for all eligible employees. The Company matches amounts contributed by employees, of 50%, 75%, and 100% for years of service of 0—4 years, 4—10 years, and over 10 years, respectively, not to exceed 6% of the employee’s base compensation. Retirement benefits equal the amounts accumulated to the employee’s individual account at the date of retirement. The Company’s contributions to the plan totaled $350,000 and $480,000 in 2010 and 2009, respectively.

Note 18—Subsequent Events

The Company evaluated its financial statements for subsequent events through June 23, 2011, the date the financial statements were available to be issued.

USMD Inc. – Line of Credit

On January 10, 2011, USMD Inc. executed a $1.0 million line of credit with Chase Bank that accrues interest at the Chase Bank Floating Rate plus one percent and matures on July 1, 2011. To date, USMD Inc. has not drawn any funds on the line of credit.

Commitment to Merge Businesses

In April 2010, the Company’s Board of Directors approved in principle a transaction pursuant to which the Company will combine its business with UANT Ventures, LLP (“Ventures”) and Urology Associates of North Texas, LLP (“UANT”). The Company’s Board of Directors includes three UANT and Ventures shareholders. Of these three, the Company’s CEO and Board chairman is the managing partner of UANT and Ventures. Pursuant to this transaction, the shareholders of the Company will contribute all of their equity interests in the Company to a newly formed Delaware corporation named USMD Holdings, Inc. (“Holdings”) in return for shares of common stock of Holdings. Contemporaneous with this contribution, UANT and Ventures will contribute their businesses to Holdings in return for shares of common stock of Holdings and a subordinated note payable issued by Holdings. A definitive agreement regarding this transaction was executed in August 2010 and the transaction is expected to close in late 2011, subject to the satisfaction of customary closing conditions, including the approval of the definitive agreement by the shareholders of the Company. The agreement further provides that if the transaction does not occur due to the failure of one of the party’s shareholders to approve the transaction, then that party will be liable for the out of pocket fees and expenses of the other party incurred after April 28, 2010 towards the pursuit of the transaction, up to a maximum reimbursement of $500,000.

USMD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commitment to Sell Investment

On May 16, 2011, USMD entered into a non-binding letter of intent to sell the operating assets of Willowbrook Cancer Center (excluding cash and accounts receivable) and related management agreement to a third party. The transaction is subject to the completion of due diligence, the negotiation of definitive agreements and the approval of the boards of directors of the respective parties. If the transaction occurs, it is estimated that the closing would be scheduled on or about August 1, 2011 (unless extended by the parties).

Commitment to Sell Convertible Preferred Stock

On May 23, 2011, USMD executed a non-binding term sheet with a Private Investment Firm (“Investor”), which contemplates the sale of 60,000 shares of convertible preferred stock of USMD Holdings, Inc. (“Holdings”) to the Investor at a price of $1,000 per share, representing a total purchase price of $60 million. The transaction is subject, among other closing conditions, to the completion of the Investor’s due diligence investigation and the negotiation of definitive agreements. It is contemplated that the holders of the preferred stock would be entitled to receive quarterly dividends, would be senior to the common stock in right of liquidation, would be convertible into approximately 1/3 of the outstanding common stock of Holdings as of the closing date, would have the right to veto material corporate actions and would be entitled to elect representatives to the Holdings board of directors. Although the substantive provisions of the term sheet are non-binding, USMD has agreed with the Investor that if the definitive agreements are not entered into prior to July 1, 2011 for any reason and the contemplated transactions are terminated, USMD will reimburse the Investor for 50% of its out of pocket expenses up to a maximum of $500,000. If the definitive agreements are signed, the term sheet contemplates that the transactions would close on or about September 30, 2011, subject to satisfaction of the conditions that are set forth in the definitive agreements.

USMD INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2011	December 31, 2010
	(in thousands, except share data)
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,687	$7,477
Accounts receivable, net of allowance for doubtful accounts of $435 at March 31, 2011 and $393 at December 31 2010	3,385	2,917
Affiliate accounts receivable	1,292	1,694
Deferred tax assets, current	167	168
Prepaid expenses and other current assets	76	143

Total current assets	12,607	12,399
Property and equipment, net	2,085	2,219
Investments in nonconsolidated affiliates	11,931	11,682
Goodwill	9,804	9,804
Intangible assets, net	334	343
Deferred tax assets, less current portion	475	445

Total assets	$37,236	$36,892

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$453	$404
Accrued payroll	1,639	1,459
Other accrued liabilities	1,363	1,765
Current portion of long-term debt	222	234
Current portion of related party long-term debt	439	429
Current portion of capital lease obligations	235	229

Total current liabilities	4,351	4,520
Long-term debt, less current portion	829	883
Related party long-term debt, less current portion	7,144	7,258
Capital lease obligations, less current portion	1,039	1,092
Deferred tax liabilities	5,114	5,011

Total liabilities	18,477	18,764

Commitments and contingencies

Equity:
USMD Inc. stockholders’ equity:
Common stock, $0.01 par value, 50,000,000 shares authorized; 30,982,196 shares issued and 29,707,912 shares outstanding at March 31, 2011 and December 31, 2010	310	310
Additional paid-in capital	6,825	6,825
Retained earnings	8,625	7,913
Treasury stock at cost, 1,274,284, shares at March 31, 2011 and December 31, 2010	(1,184)	(1,184)

Total USMD Inc. stockholders’ equity	14,576	13,864
Noncontrolling interests in subsidiaries	4,183	4,264

Total equity	18,759	18,128

Total liabilities and equity	$37,236	$36,892

See accompanying notes to condensed consolidated financial statements.

USMD INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2011	2010
	(in thousands, except per share data)
Revenue:
Management services revenue	$5,912	$3,291
Lithotripsy revenue	4,968	4,367
Net patient service revenue	—	14,895
Other operating revenue	—	497

Net operating revenue	10,880	23,050

Operating expenses:
Salaries, wages and employee benefits	4,766	7,327
Medical supplies and services expense	68	4,732
Provision for doubtful accounts	42	1,759
Other operating expenses	1,779	3,964
Depreciation and amortization	277	1,105

Total operating expenses	6,932	18,887

Income from operations	3,948	4,163

Other income (expense):
Interest income (expense), net	(217)	(1,438)
Equity in income of nonconsolidated affiliates	479	99
Other income (expense), net	8	12,425

Total other income (expense), net	270	11,086

Income before provision for income taxes	4,218	15,249
Provision for income taxes	(545)	(4,909)

Net income	3,673	10,340
Less: net income attributable to noncontrolling interests	(2,961)	(1,634)

Net income attributable to USMD Inc.	$712	$8,706

Earnings per share attributable to USMD Inc.
Basic	$0.02	$0.29
Diluted	$0.02	$0.29
Weighted average common shares outstanding
Basic	29,708	29,708
Diluted	30,245	29,777

See accompanying notes to condensed consolidated financial statements.

USMD INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Three Months Ended March 31, 2011

(Unaudited – in thousands)

	USMD Inc. Common Stockholders’ Equity
	Common Stock		Additional Paid-in Capital		Treasury Stock		Total USMD Inc.	Noncontrolling Interests in Subsidiaries
	Shares Outstanding	Par Value		Retained Earnings	Shares	Cost			Total Equity
Balance at December 31, 2010	30,982	$310	$6,825	$7,913	1,274	$(1,184)	$13,864	$4,264	$18,128
Net income	—	—	—	712	—	—	712	2,961	3,673
Capital contributions from noncontrolling interests	—	—	—	—	—	—	—	171	171
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(3,213)	(3,213)

Balance at March 31, 2011	30,982	$310	$6,825	$8,625	1,274	$(1,184)	$14,576	$4,183	$18,759

See accompanying notes to condensed consolidated financial statements.

USMD INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2011	2010
	(in thousands)
Cash flows from operating activities:
Net income	$3,673	$10,340
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	42	1,759
Depreciation and amortization	277	1,105
Gain on sale of assets	(56)	—
Gain on deconsolidation of subsidiaries	—	(12,425)
Unrealized loss on interest rate swaps	—	493
Equity in earnings of nonconsolidated affiliates	(479)	(99)
Distributions from nonconsolidated affiliates	182	185
Impairment of investment in nonconsolidated affiliate	48	—
Deferred income tax provision	74	4,349
Change in operating assets and liabilities, net of effects of deconsolidation of subsidiaries:
Restricted cash	—	24
Accounts receivable	(108)	(1,904)
Inventories	—	(82)
Prepaid expenses and other assets	67	(15)
Accounts payable	49	60
Accrued liabilities	(222)	826

Net cash provided by operating activities	3,547	4,616

Cash flows from investing activities:
Capital expenditures	(78)	(4)
Decrease in cash due to deconsolidation of subsidiaries	—	(4,790)

Net cash used in investing activities	(78)	(4,794)

Cash flows from financing activities:
Repayments of long-term debt and capital lease obligations	(113)	(869)
Repayments of related party long-term debt	(104)	(201)
Capital contributions from noncontrolling interests	171	150
Distributions to noncontrolling interests	(3,213)	(2,880)

Net cash used in financing activities	(3,259)	(3,800)

Net increase (decrease) in cash and cash equivalents	210	(3,978)
Cash and cash equivalents at the beginning of year	7,477	7,990

Cash and cash equivalents at the end of period	$7,687	$4,012

Supplemental cash flow information:
Cash paid during the year for—
Interest, net of related party	$(50)	$(55)
Interest to related parties	(172)	(147)
Income tax	(675)	—

See accompanying notes to condensed consolidated financial statements.

USMD INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Organization and Nature of Operations

USMD Inc. and its wholly owned subsidiaries (“USMD” or the “Company”) form a health care management company that provides finance, revenue cycle, centralized business office, clinical, operational and business development services, or a selection of these management services to healthcare providers. USMD owns and operates three healthcare management companies–USMD Hospital Division, USMD Cancer Treatment Center Division and USMD Lithotripsy Division–that were formed principally to establish, invest in or acquire, operate and/or manage acute-care hospitals, cancer treatment centers and lithotripsy service partnerships.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation: The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) for interim financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to those rules and regulations, although the company believes that the disclosures made are adequate to make the information not misleading. These condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for fair presentation of the balance sheet and statement of shareholders’ equity as of March 31, 2011 and the results of operations and cash flows for the three months ended March 31, 2011 and 2010. The operating results for the interim periods are not necessarily indicative of results for the full fiscal year. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Form S-4 registration statement in which these financial statements are included. There have been no significant changes in the information reported in those notes, other than from normal business activities and as discussed herein.

Note 3 – Investments in Nonconsolidated Affiliates

The net carrying values and ownership percentages of nonconsolidated affiliates accounted for under the equity method are as follows (dollars in thousands):

	March 31, 2011		December 31, 2010
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
USMD Hospital at Arlington, L.P.	$6,291	5.000%	$6,162	5.000%
USMD Hospital at Fort Worth, L.P.	5,477	20.024%	5,286	20.024%
Other	122	4%-30%	193	4%-40%

	$11,890		$11,641

In March 2011, the Company terminated its investment in and management agreement with a New York radiation oncology center and recorded an impairment charge of $48,000 to reduce its carrying in the facility value to zero. The impairment is included in other income (expense), net on the consolidated statement of operations.

The net carrying value of investments accounted for under the cost method was $41,000 at March 31, 2011 and December 31, 2010.

USMD INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Note 4 – Long-Term Debt

On January 10, 2011, USMD Inc. executed a $1.0 million line of credit agreement with Chase Bank. The line of credit accrues interest at the Chase Bank Floating Rate plus one percent and matures on July 1, 2011. As of March 31, 2011, USMD Inc. has not drawn any funds on the line of credit. Borrowings under the line of credit are secured by substantially all present and future assets of USMD Inc.

Interest expense consists of the following (in thousands):

	Three Months Ended March 31,
	2011	2010
Debt interest and commitment fees	$219	$956
Unrealized loss on changes in fair value of interest rate swaps	—	493
Interest income	(2)	(11)

Total interest expense, net	$217	$1,438

Note 5 – Interest Rate Swaps

Changes in the fair value of interest rate swaps held by the Company that qualify as cash flow hedges are included in other comprehensive income (loss) and reclassified into earnings in the period in which the hedged transaction affects earnings. Changes in the fair value of interest rate swaps held by the Company which do not qualify as part of a hedging relationship are recorded in current period earnings. The Company’s policy is to not hold or issue swaps or derivatives for trading purposes.

At March 31, 2011 and December 31, 2010, the Company is not party to any interest rate swaps.

Interest Rate Swaps Not Designated as Hedging Instruments

In order to limit the variability of interest payments caused by changes in the London Inter-Bank Offered Rate (“LIBOR”), USMD Hospital at Arlington, L.P. and USMD Hospital at Fort Worth, L.P. were party to five interest rate swaps intended to convert certain of their long-term debt variable interest rates to fixed rates. Prior to deconsolidation of these hospitals, for the two months ended February 28, 2010, the Company recorded an unrealized loss of $0.5 million on the changes in fair value of the interest rate swaps.

Interest Rate Swaps Designated as Cash Flow Hedges

USMD Hospital at Fort Worth, L.P. is party to an interest rate swap as a cash flow hedge of future interest payments on $12,970,000 of its long-term debt. The was designated as a cash flow hedge under GAAP and effectively converts a LIBOR-based variable rate to a synthetic fixed rate of 5.23%. Effective March 1, 2010, in conjunction with deconsolidation of the hospitals, the Company eliminated the swap from its records and reversed the total accumulated other comprehensive loss of $245,000, inclusive of a 2010 year to date unrealized loss of $22,000.

Note 6 – Fair Value Measurements

Financial Instruments Measured at Fair Value on a Nonrecurring Basis

The Company measures its nonfinancial assets including property and equipment, goodwill, other intangible assets and investments in nonconsolidated affiliates at fair value on a nonrecurring basis and the assets are subject to fair value adjustment in certain circumstances. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges or similar adjustments made to the carrying value of the applicable assets.

USMD INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

On March 1, 2010, in connection with deconsolidation of hospital subsidiaries, the Company recorded the investments in the hospitals at their estimated fair market value based on a valuation of the Company’s business units and partnership interests. The valuation primarily relied on an income approach – discounted cash flow analysis and included assumptions for discount rates, cash flow projections, growth rates and terminal values. The valuation is a Level 3 fair value measurement under the fair value hierarchy.

Fair Value of Other Financial Instruments

Other financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings and long-term debt. The carrying value and estimated fair value of the Company’s other financial instruments that do not approximate fair value due to their short-term or variable-rate nature are as follows (in thousands):

	March 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
USMD Inc. subordinated notes payable	$731	764	$731	$776
USMD Lithotripsy Division subordinated notes payable	7,583	9,502	7,687	9,672
Lithotripsy partnerships notes payable	149	153	179	184
Capital lease obligations	1,274	1,274	1,321	1,321

The Company determines the fair value of its long-term debt using discounted cash flows based primarily on borrowing rates currently available to it for similar debt or debt for which the Company could use the proceeds to retire existing debt. Carrying value of the capital lease obligations approximates fair value due to recent lease inception. Quoted market prices are not available for the Company’s long-term debt.

Note 7 – Earnings per Share

Basic earnings per share is based on the weighted-average number of common shares outstanding and diluted earnings per share is based on the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per share and the computation of basic and diluted earnings per share attributable to USMD (in thousands, except per share data):

	Three Months Ended March 31,
	2011	2010
Numerator:
Net earnings attributable to USMD Inc.	$712	$8,706

Denominator:
Weighted-average common shares outstanding	29,708	29,708
Effect of potentially dilutive securities:
Stock options	537	69

Weighted-average common shares outstanding assuming dilution	30,245	29,777

Earnings per share attributable to USMD Inc.
Basic	$0.02	$0.29
Diluted	$0.02	$0.29

USMD INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

At March 31, 2011, the computation of dilutive shares excludes 469,384 stock options with a weighted-average exercise price of $3.00 per share because the exercise price of these outstanding options was greater than the average estimated market price of our common shares and, therefore, was anti-dilutive to the computation.

Note 8 – Commitments and Contingencies

Financial Guarantees

As of March 31, 2011, the Company had issued guarantees to third parties of the indebtedness and other obligations of certain of its nonconsolidated investees. Should the investees fail to pay the obligations due, the Company could potentially be required to make maximum aggregate payments totaling $6.4 million. The guarantees provide for recourse against the investee; however, if the Company is required to perform under the guarantee, recovery of any amount would be unlikely. The remaining terms of these guarantee range from one to 65 months. The Company records a liability for performance under financial guarantees, when, upon review of available financial information of the nonconsolidated affiliate and in consideration of pertinent factors, management determines that it is probable it will have to perform under the guarantee and the liability is reasonably estimable. The Company has not recorded a liability for these guarantees, as the Company believes it is not probable that the Company will have to perform under these agreements.

Note 9 – Subsequent Events

The Company evaluated its financial statements for subsequent events through June 23, 2011, the date the financial statements were available to be issued.

Commitment to Merge Businesses

In April 2010, the Company’s Board of Directors approved in principle a transaction pursuant to which the Company will combine its business with UANT Ventures, LLP (“Ventures”) and Urology Associates of North Texas, LLP (“UANT”). The Company’s Board of Directors includes three UANT and Ventures shareholders. Of these three, the Company’s CEO and Board chairman is the managing partner of UANT and Ventures. Pursuant to this transaction, the shareholders of the Company will contribute all of their equity interests in the Company to a newly formed Delaware corporation named USMD Holdings, Inc. (“Holdings”) in return for shares of common stock of Holdings. Contemporaneous with this contribution, UANT and Ventures will contribute their businesses to Holdings in return for shares of common stock of Holdings and a subordinated note payable issued by Holdings. A definitive agreement regarding this transaction was executed in August 2010 and the transaction is expected to close in late 2011, subject to the satisfaction of customary closing conditions, including the approval of the definitive agreement by the shareholders of the Company. The agreement further provides that if the transaction does not occur due to the failure of one of the party’s shareholders to approve the transaction, then that party will be liable for the out of pocket fees and expenses of the other party incurred after April 28, 2010 towards the pursuit of the transaction, up to a maximum reimbursement of $500,000.

Commitment to Sell Investment

On May 16, 2011, USMD entered into a non-binding letter of intent to sell the operating assets of Willowbrook Cancer Center (excluding cash and accounts receivable) and related management agreement to a third party. The transaction is subject to the completion of due diligence, the negotiation of definitive agreements and the approval of the boards of directors of the respective parties. If the transaction occurs, it is estimated that the closing would be scheduled on or about August 1, 2011 (unless extended by the parties).

USMD INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Commitment to Sell Convertible Preferred Stock

On May 23, 2011, USMD executed a non-binding term sheet with a Private Investment Firm (“Investor”), which contemplates the sale of 60,000 shares of convertible preferred stock of USMD Holdings, Inc. (“Holdings”) to the Investor at a price of $1,000 per share, representing a total purchase price of $60 million. The transaction is subject, among other closing conditions, to the completion of the Investor’s due diligence investigation and the negotiation of definitive agreements. It is contemplated that the holders of the preferred stock would be entitled to receive quarterly dividends, would be senior to the common stock in right of liquidation, would be convertible into approximately 1/3 of the outstanding common stock of Holdings as of the closing date, would have the right to veto material corporate actions and would be entitled to elect representatives to the Holdings board of directors. Although the substantive provisions of the term sheet are non-binding, USMD has agreed with the Investor that if the definitive agreements are not entered into prior to July 1, 2011 for any reason and the contemplated transactions are terminated, USMD will reimburse the Investor for 50% of its out of pocket expenses up to a maximum of $500,000. If the definitive agreements are signed, the term sheet contemplates that the transactions would close on or about September 30, 2011, subject to satisfaction of the conditions that are set forth in the definitive agreements.

INDEX TO UROLOGY ASSOCIATES OF NORTH TEXAS, L.L.P.’s FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants

To the Partners

Urology Associates of North Texas, L.L.P.

We have audited the accompanying consolidated balance sheets of Urology Associates of North Texas, L.L.P. and subsidiaries (the Partnership) as of December 31, 2010 and 2009, and the related consolidated statements of income, partners’ capital and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Urology Associates of North Texas, L.L.P. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Dallas, Texas

June 23, 2011

Urology Associates of North Texas, L.L.P.

CONSOLIDATED BALANCE SHEETS

December 31,

	2010	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,367,215	$3,168,483
Accounts receivable – net of contractual allowances and allowance for doubtful accounts	2,989,075	2,802,562
Prepaid expenses and other current assets	831,567	76,113

Total current assets	7,187,857	6,047,158
PROPERTY AND EQUIPMENT, net	13,416,698	11,439,505

OTHER ASSETS
Notes receivable – related parties	157,863	92,950
Goodwill	4,987,660	4,987,660
Partnership interests in closely held businesses – at cost	607,324	735,076
Partnership interests in closely held businesses – at cost plus equity in undistributed earnings	7,283,265	7,341,081
Deposits	33,000	33,000

TOTAL ASSETS	$33,673,667	$30,676,430

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES
Accounts payable	$1,488,691	$1,008,825
Accrued salaries and wages	2,729,811	2,185,208
Current maturities of long-term debt	5,096,304	4,526,870
Current portion of capital lease obligations	235,014	240,958

Total current liabilities	9,549,820	7,961,861

LONG-TERM LIABILITIES
Long-term debt, net of current portion	10,530,668	11,214,223
Capital lease obligations, net of current portion	148,667	383,681

Total liabilities	20,229,155	19,559,765

CAPITAL
UANT partners’ capital	13,444,512	11,092,836
Non-controlling interests	—	23,829

Total capital	13,444,512	11,116,665

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$33,673,667	$30,676,430

The accompanying notes are an integral part of these consolidated financial statements.

Urology Associates of North Texas, L.L.P.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,

	2010	2009
Net patient services revenue	$50,129,445	$43,138,882

Expenses
Salaries and benefits	15,095,428	13,258,541
Rent	2,941,329	3,944,389
Incentive plan payments to partners	8,817,970	5,278,795
Medical supplies and services	3,170,567	2,971,340
Insurance	651,519	480,240
Bad debt expense	1,213,995	1,342,039
Depreciation and amortization	2,888,371	2,056,123
Computer and telecommunication expenses	1,010,356	977,425
Other	4,574,556	2,799,147

Total expenses	40,364,091	33,108,039

Operating income	9,765,354	10,030,843

Other income (expense)
Equity in earnings from investments in partnerships	4,568,672	4,117,483
Interest income	18	770
Interest expense	(613,538)	(575,643)
Gain (loss) on sale/disposal of assets	7,034,882	(23,917)
Other income, net	1,491,501	624,161

Net income	22,246,889	14,173,697
Net loss attributable to non-controlling interest	—	1,974

Net income attributable to the owners of the Partnership	$22,246,889	$14,175,671

The accompanying notes are an integral part of these consolidated financial statements.

Urology Associates of North Texas, L.L.P.

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL

For the years ended December 31, 2010 and 2009

Balance
January 1, 2009	$7,753,083
Net income	14,175,671
Distributions	(10,835,918)

Balance
December 31, 2009	11,092,836
Net income	22,246,889
Distributions	(19,895,213)

Balance
December 31, 2010	$13,444,512

The accompanying notes are an integral part of these consolidated financial statements.

Urology Associates of North Texas, L.L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$22,246,889	$14,173,697
Adjustments to reconcile net income to net cash provided by operating activities
Equity in earnings from investments in partnerships	(4,568,674)	(4,117,483)
Gain on sales of investment in partnerships	(7,009,822)	—
Gain on sale of assets	(25,060)	—
Depreciation and amortization	2,888,371	2,056,123
Bad debt expense	1,213,995	1,342,039
Impairment	180,000	—
Change in operating assets and liabilities
Accounts receivable	(1,400,508)	(1,268,426)
Prepaid expenses and other assets	(820,367)	(36,472)
Accounts payable	479,866	(297,783)
Accrued liabilities	544,603	195,572

Net cash provided by operating activities	13,729,293	12,047,267
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(4,840,504)	(9,324,596)
Disposal of capital assets	—	12,594
Capital contributions to partnerships	(523,777)	(366,544)
Disposal of partnership interests	9,211,644	13,866
Equity distributions from equity-method investees	2,872,368	2,013,592

Net cash provided by (used in) investing activities	6,719,731	(7,651,088)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on line of credit	—	700,000
Borrowings on long-term debt	5,147,573	8,840,413
Repayment of long-term debt	(5,502,652)	(3,024,246)
Distributions to partners	(19,895,213)	(10,835,918)

Net cash used in financing activities	(20,250,292)	(4,319,751)

Net increase in cash	198,732	76,428
Cash and cash equivalents, beginning of year	3,168,483	3,092,055

Cash and cash equivalents, end of year	$3,367,215	$3,168,483

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$599,045	$532,299

The accompanying notes are an integral part of these consolidated financial statements.

Urology Associates of North Texas, L.L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Urology Associates of North Texas, L.L.P., a Texas Limited Liability Partnership (the “Partnership”, “UANT”), was formed pursuant to the laws of the State of Texas on August 1, 1997. The Partnership is a urology group, which specializes in various adult and pediatric bladder, prostate, and kidney care, including robotic, laparoscopic, and cryotherapy surgeries throughout the Dallas/Fort Worth metropolitan area. Furthermore, the Partnership holds investment interests in other operating entities.

The Partnership will dissolve on December 31, 2050, unless dissolved sooner. The liability of an individual member of the L.L.P. for the Partnership’s debt is limited to that member’s investment in the Partnership.

Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) instituted a new referencing system which codifies, but does not amend, previously existing non-governmental US generally accepted accounting principles (“US GAAP”). The FASB Accounting Standards Codification (“ASC”) is now the single authoritative source for US GAAP. Although the implementation of ASC has no impact on the financial statements, certain references to authoritative US GAAP literature within the footnotes have been changed to cite the appropriate ASC content where applicable.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with US GAAP, and include the accounts of the Partnership, as well as UANT Ventures, L.L.P. (“UANT Ventures”), and its subsidiary Neo Alliance, L.L.C. UANT Ventures held a 51.52% interest in Neo Alliance, L.L.C. until the subsidiary was dissolved in 2010.

In accordance with US GAAP, an enterprise that consolidates a variable interest entity is the primary beneficiary of that entity. An enterprise shall determine whether it is the primary beneficiary of a variable interest entity at the time the enterprise becomes involved with the entity. An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity. Due to UANT Ventures having an ownership group that mirrors that of the Partnership it has been consolidated with the Partnership. All material intercompany accounts and transactions, including those involving variable interest entities, have been eliminated in the consolidated financial statements.

Investments in unconsolidated partnerships are accounted for using either the cost or equity method, depending on the Partnership’s ownership percentage and the amount of influence or control the Partnership has over the related entity. See Note 2.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits with banks and all highly liquid investments with original maturities of three months or less.

Urology Associates of North Texas, L.L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2010 and 2009

The Partnership regularly maintains cash balances at financial institutions which exceed FDIC insured limits. The Partnership has not experienced any losses in such accounts. As of December 31, 2010 and 2009, approximately $-0- and $192,000, respectively, of cash held in financial institutions was restricted for use due to terms of the UANT Ventures investment in USMD Hospital at Arlington, L.P.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Improvements that substantially increase the useful life of property are capitalized. Leasehold improvements are amortized over the lease term or the asset life, whichever is shorter.

Expenditures for maintenance and repairs that do not substantially increase the useful life of property are expensed as incurred. Upon retirement or disposition, the cost and depreciation are removed from the accounts with the gains or losses on such retirements being included in operations for the period. Depreciation is calculated using the straight-line method over the estimated useful lives of the property and equipment as follows:

Office equipment	5 - 7 years
Medical equipment and systems	5 - 7 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	3 - 7 years

Accounts Receivable

The Partnership recognizes revenue on the accrual basis of accounting so that revenues are recognized once services are performed. Revenues are recorded net of contractual allowances as established with various government related programs and managed care and commercial payers, which totaled approximately $33,435,000 and $28,576,000 for the twelve months ending December 31, 2010 and 2009, respectively. Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. All receivables considered doubtful have been charged to current operations. Accounts receivable is stated net of an allowance for doubtful accounts of approximately $318,000 and $469,000 and net of contractual allowances of approximately $1,824,000 and $1,526,000 as of December 31, 2010 and 2009, respectively.

The Partnership had the following concentrations of credit risk in gross accounts receivable as of December 31:

	2010	2009
Government-related programs	33%	32%
Managed care and commercial payers	54	57
Self-pay	13	11

Total	100%	100%

Goodwill

The Partnership recorded goodwill in connection with its equity method investment in Metro I Stone Management, L.P. The Partnership monitors its equity method investments for impairment. To the extent that the Partnership determines that the equity method investment of Metro I Stone Management, L.P. is impaired, we will also assess the impact of this impairment on the carrying value of goodwill.

Urology Associates of North Texas, L.L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2010 and 2009

Impairment of Long-Lived Assets and Other Intangible Assets

The Company evaluates its long-lived assets (excluding goodwill) and identifiable acquired intangible assets with finite useful lives for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future undiscounted cash flows. An impairment loss is recognized when the carrying amount of the asset or group of assets exceeds the respective fair value. Fair value of assets is estimated based on appraisals, established market values of comparable assets or internal estimates of discounted future cash flows. The Company’s estimates of future cash flows are based on assumptions and projections it believes to be reasonable and supportable.

Income Taxes

The Partnership is a limited liability partnership, whose taxable income or loss is reported directly in the tax returns of its partners. Accordingly, no provision for income taxes is made in these consolidated financial statements. Furthermore, the Partnership files as a tiered partnership for Texas margin tax purposes which passes the tax burden to the individual partners. Accordingly, no provision for margin tax is made in these financial statements.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled approximately $927,000 and $426,000 for the twelve months ended December 31, 2010 and 2009, respectively.

NOTE 2 – PARTNERSHIP INTERESTS IN CLOSELY HELD BUSINESSES

The Partnership held the following interests in closely held businesses at December 31, 2010, which are accounted for under the cost method:

	Ownership or Limited Partner Interest	Investment
Rocky Mountain Medical Center, L.P.	0.88%	$—
Trinity MC, L.L.C.	1.18%	200,000
USMD, Inc.	8.31%	366,391
Surgery Center of Waxahachie, L.P.	4.51%	40,933

		$607,324

Urology Associates of North Texas, L.L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2010 and 2009

The Partnership held the following interests in closely held businesses at December 31, 2009, which are accounted for under the cost method:

	Ownership or Limited Partner Interest	Investment
Rocky Mountain Medical Center, L.P.	0.88%	$165,000
Trinity MC, L.L.C.	1.18%	200,000
USMD, Inc.	8.00%	329,143
Surgery Center of Waxahachie, L.P.	4.51%	40,933

		$735,076

Based on the deteriorating financial condition of The Rocky Mountain Medical Center, L.P., the partnership has determined that there is an impairment of the value of this investment as of December 31, 2010. Therefore, the partnership has recorded a charge in the amount of $180,000, which represents a reduction of the full amount of the original cost and the carrying amount of this investment.

The Partnership held the following interests in closely held businesses at December 31, 2010 which are accounted for under the equity method:

	Limited Partner Interest	Investment	Equity in earnings
Dallas Stone Management, L.P.	6.92%	$468,747	$117,625
North Texas Stone Management, L.P.	30.00%	113,010	251,170
USMD Hospital at Arlington, L.P.	22.63%	5,880,503	2,163,389
USMD Hospital at Fort Worth, L.P.	10.86%	221,438	178,901
Metro I Stone Management, L.P.	88.55%	599,567	1,857,587

		$7,283,265	$4,568,672

The Partnership held the following interests in closely held businesses at December 31, 2009 which are accounted for under the equity method:

	Limited Partner Interest	Investment	Equity in earnings (losses)
Dallas Stone Management, L.P.	8.18%	$487,750	$118,500
North Texas Stone Management, L.P.	30.00%	83,835	245,658
USMD Hospital at Arlington, L.P.	36.00%	6,099,693	2,323,910
USMD Hospital at Fort Worth, L.P.	29.97%	—	(355,611)
Metro I Stone Management, L.P.	88.50%	669,803	1,785,026

		$7,341,081	$4,117,483

The Partnership intends to continue to fund the capital needs of USMD Hospital at Fort Worth, L.P. (“USMD Fort Worth”). During 2010, the Partnership contributed additional capital of approximately $42,537 to maintain its 29.97% limited partner interest and then sold 19.11% to hold a 10.86% ownership interest and recognized a gain on this sale in the amount of $2,138,345. During 2010, the Partnership sold 13.37% interest in USMD Hospital at Arlington, L.P. to hold a 22.63% ownership interest and recognized a gain on this sale in the

Urology Associates of North Texas, L.L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2010 and 2009

amount of $4,871,477. The individual partners of UANT Ventures along with other partners of USMD Fort Worth have guaranteed building and land acquisition notes payable of approximately $12,400,000 and $13,118,000 as of December 31, 2010 and 2009, respectively, in proportion to their limited partner interest. UANT Ventures along with other partners of USMD Fort Worth have also guaranteed approximately $6,204,000 and $7,315,000 of other debt as of December 31, 2010 and 2009, respectively, in proportion to their limited partner interest. In addition, UANT Ventures along with other partners of USMD Hospital at Arlington, L.P. have guaranteed building, land, and equipment acquisition notes payable of approximately $41,800,000 and $44,100,000 as of December 31, 2010 and 2009, respectively, in proportion to their limited partner interest.

The Partnership accounts for its 6.92% limited partner interest of Dallas Stone Management, L.P. under the equity method because in addition to our direct limited partner interest we also own an indirect limited partner interest of approximately 30% through our 88.5% limited partner interest of Metro I Stone Management, L.P. The Partnership determined that due to certain general partner rights (of which we do not own), Metro I Stone Management, L.P. should not be consolidated. Therefore, our investment is accounted for under the equity method.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

	2010	2009
Office equipment	$1,109,314	$3,550,128
Medical equipment and systems	15,013,823	8,655,819
Furniture and fixtures	785,123	765,547
Leasehold improvements	6,897,947	6,083,567

	23,806,207	19,055,061
Less accumulated depreciation	(10,389,509)	(7,615,556)

Property and equipment, net	$13,416,698	$11,439,505

NOTE 4 – ADVANCE LOAN

The Partnership maintained an advance loan agreement with BBVA Compass Bank having a total commitment of $1,000,000, with interest at LIBOR as defined in the loan agreement (“LIBOR”) plus 1.5% with a minimum annual interest rate of 4% (4.0% at December 31, 2010 and 2009), due January 31, 2011. The outstanding balance was $500,000 at December 31, 2010 and the amount available under the credit agreement at December 31, 2010 was $500,000. Subsequent to December 31, 2010, the Partnership terminated the advance loan and refinanced the amount outstanding with a term loan to be repaid over five years at an interest rate of LIBOR plus 2.25% with a minimum rate of 4% per annum. See Note 6.

NOTE 5 – CAPITAL LEASE OBLIGATIONS

The Partnership enters into capital lease agreements for the lease of medical equipment. Assets acquired under capital leases total approximately $1,340,000 with accumulated amortization of approximately $1,050,000 and $825,000 as of December 31, 2010 and 2009 respectively. The remaining obligation associated with these leases as of December 31, 2010 is $383,681. Amortization of the medical equipment under capital lease is included in depreciation and amortization expense.

Urology Associates of North Texas, L.L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2010 and 2009

The following is a schedule by year of future minimum lease payments under the capital lease obligation together with the present value of the net minimum lease payments as of December 31, 2010:

2011	$261,595
2012	130,335
2013	27,677
2014	—
2015	—

Total	419,607
Interest (imputed)	(35,926)

Present value/book value of net minimum lease payments	$383,681

NOTE 6 – LONG-TERM DEBT

	2010	2009
Long-term debt consists of the following as of December 31:
$3,476,000 note payable to bank in monthly installments of $57,933, plus interest at LIBOR plus 1.5% with a minimum floor of 4%, balance due at maturity of November 2013, secured by substantially all assets of the Partnership.	$2,003,276	$2,698,476
$3,260,000 note payable to bank in monthly installments of $67,917 through March 2010 and $30,300.00 for the balance of the term, plus interest at LIBOR plus 1.5% with a minimum floor of 4%, balance due at maturity of November 2012, secured by substantially all assets of the Partnership.	696,898	2,210,865
$2,600,000 note payable to bank in monthly installments of $54,167, plus interest at LIBOR plus 1.5% with a minimum floor of 4%, balance due at maturity of November 2012, secured by substantially all assets of the Partnership.	1,211,399	1,861,399
$5,000,000 note payable to bank in monthly installments of $104,167, plus interest at LIBOR plus 1.68% with a minimum floor of 4%, balance due at maturity of August 2013, secured by substantially all assets of the Partnership.	2,899,576	4,118,269
$5,000,000 note payable to bank in monthly installments of $83,333, plus interest at LIBOR plus 1.68% with a minimum floor of 4%, balance due at maturity of August 2014, secured by substantially all assets of the Partnership.	$3,152,085	$4,152,084
$700,000 term promissory note to bank in monthly installments of $11,667, plus interest at LIBOR plus 1.50% with a minimum floor of 4%, beginning March 2010, balance due at maturity of February 2015, secured by substantially all assets of the Partnership	583,304	700,000
$4,400,000 note payable to bank in monthly installments of $73,333 commencing in February 2011, plus interest at LIBOR plus 2.25% with a minimum floor of 4%, balance due at maturity of January 2016, secured by substantially all assets of the Partnership.	4,186,267	—
$430,000 note payable to bank in monthly installments of $8,958, plus interest at LIBOR plus 2.25% with a minimum floor of 4%, balance due at maturity of August 2014, secured by substantially all assets of the Partnership.	394,167	—
$500,000 term promissory note to bank in monthly installments of $8,333 commencing March 2011, plus interest at LIBOR plus 2.25% with a minimum floor of 4%, balance due at maturity of January 31, 2016, secured by substantially all assets of the Partnership.	500,000	—

	15,626,972	15,741,093
Less current portion	(5,096,304)	(4,526,870)

	$10,530,668	$11,214,223

Urology Associates of North Texas, L.L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2010 and 2009

Maturities of long-term debt at are as follows:

2011	$5,096,304
2012	5,067,401
2013	3,239,956
2014	1,343,755
2015	862,888
Thereafter	16,668

$15,626,972

The Partnership is subject to covenants under its credit agreements, including fixed charge coverage ratios and the level of tangible net worth.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Partnership has transactions in the ordinary course of business with entities that are related through common ownership or management or in which it holds investment interests.

During 2010 and 2009, the Partnership was billed management fees and contract labor of approximately $892,000 and $172,000, respectively, from USMD Cancer Treatment Centers, LLC, a wholly owned subsidiary of USMD, Inc., which the Partnership has an 8.31% ownership interest. As of December 31, 2010 and 2009, $91,000 and $59,000, respectively, is due to this related party.

In addition, during 2010 and 2009, the Partnership was billed monthly rental and common area maintenance fees totaling $640,000 and $418,000, respectively, from USMD Hospital at Arlington, L.P., which the Partnership has a 22.6% limited partnership interest. As of December 31, 2010 and 2009, $-0-, is due to this related party.

In addition, during 2010 and 2009, the Partnership was billed for services rendered in connection with research studies conducted of approximately $104,000, and $-0-, respectively, from USMD Hospital at Arlington, L.P., which the Partnership has a 22.6% limited partnership interest. As of December 31, 2010 and 2009, $-0-, is due to this related party.

In addition, during 2010 and 2009, the Partnership billed for radiation therapy services of approximately $142,000, and $-0-, respectively, to USMD Hospital at Arlington, L.P., in which the Partnership has a 22.6% limited partnership interest. As of December 31, 2010 and 2009, $33,060 and $-0-, respectively, is due from this related party and included in prepaid expenses and other current assets on the consolidated balance sheets.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Leases

The Partnership leases certain medical office space and medical equipment under non-cancelable operating leases expiring between the years 2011 and 2019. Total expenditures related to these leases were approximately $2,941,000 and $3,944,000 for the years ended December 31, 2010 and 2009, respectively. These amounts are included in rent expense on the consolidated statements of income.

Urology Associates of North Texas, L.L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2010 and 2009

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2010 are as follows:

2011	$1,686,182
2012	1,301,579
2013	1,216,596
2014	764,129
2015	672,435
Thereafter	2,244,823

Litigation

From time to time, the Partnership is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management, based on the advice of legal counsel, that there is no such litigation or claims that when resolved will have a material effect on the Partnership’s financial position or results of operations.

NOTE 9 – EMPLOYEE BENEFIT PLAN

The Partnership offers a defined contribution retirement plan which covers substantially all full-time employees and is qualified under Section 401(k) of the Internal Revenue Code. Under the plan, employees may voluntarily contribute a percentage of their compensation to the plan and the Partnership makes an additional contribution of 3% of the employee’s gross earnings. The Partnership may also make discretionary contributions to the plan. Retirement plan expense was approximately $461,000 and $358,000 for the years ended December 31, 2010 and 2009, respectively.

NOTE 10 – SUBSEQUENT EVENTS

The partnership evaluated its financial statements for subsequent events through June 23, 2011, the date the financial statements were available to be issued.

In April 2010, the partners of UANT approved in principle a transaction pursuant to which UANT and UANT Ventures will combine their respective businesses with USMD, Inc. (“USMD”). Pursuant to this transaction, UANT and UANT Ventures will contribute their businesses to a newly formed Delaware corporation named USMD Holdings, Inc. (“Holdings”) in return for shares of common stock of Holdings and a subordinated note issued by Holdings. Contemporaneously with this contribution, the shareholders of USMD will contribute all of their equity interests in USMD to Holdings in return for shares of common stock of Holdings. A definitive agreement regarding this transaction is expected to be executed in late 2011, subject to the satisfaction of customary closing conditions, including the approval of the definitive agreement by the partners of UANT and UANT Ventures. The agreement is further expected to provide that if the transaction does not occur due to the failure of the UANT/UANT Ventures partners to approve the transaction, then UANT and UANT Ventures will be liable for the out of pocket fees and expenses of USMD incurred after April 28, 2010 towards the pursuit of the transaction, up to a maximum reimbursement of $500,000.

In February 2011, the partnership was notified that one of its partners will be retiring from the partnership effective February 2012. In compliance with the provisions of the partnership agreement the retiring partner will be paid an amount to be determined based on 50% of the distributions paid to the retiring partner in the immediately preceding 12 calendar months from his retirement date.

Urology Associates of North Texas, L.L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2010 and 2009

The Partnership maintained an advance loan agreement with BBVA Compass Bank at March 31, 2011 having a total commitment of $3,462,000, interest at the London Inter-bank Offered Rate (“LIBOR”) plus 2.25% with a minimum annual interest rate of 4.0% (4.0% at March 31, 2011), due February 17, 2012. There were no advances made on the loan agreement and therefore the full balance was available at March 31, 2011. The advance loan outstanding balance as of February 17, 2012 will then be repaid in equal monthly installments, plus accrued but unpaid interest thereon, in an amount sufficient to fully amortize the balance over the remaining five-year term with the final payment due on February 17, 2017.

In March 2011, the partnership was notified of and has voted to confirm a plan of merger of Trinity MC, L.L.C. into BRMCG Holdings, L.L.C. d/b/a Baylor Medical Center at Grapevine, whereby the partnership will affect a sale of 100% of its holdings in Trinity MC, L.L.C. to BRMCG, L.L.C. and receive as consideration a sum of $270,000. The sale was executed in May, 2011 and resulted in a gain of $70,000.

Urology Associates of North Texas, L.L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2011	December 31, 2010
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,761,086	$3,367,215
Accounts receivable – net of contractual allowances and allowance for doubtful accounts	3,514,385	2,989,075
Prepaid expenses and other current assets	806,696	831,567

Total current assets	6,082,167	7,187,857
PROPERTY AND EQUIPMENT, net	12,839,271	13,416,698

OTHER ASSETS
Notes receivable – related parties	—	157,863
Goodwill	4,987,660	4,987,660
Partnership interests in closely held businesses – at cost	607,324	607,324
Partnership interests in closely held businesses – at cost plus equity in undistributed earnings	8,079,507	7,283,265
Deposits	33,000	33,000

TOTAL ASSETS	$32,628,929	$33,673,667

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES
Accounts payable and other current liabilities	$1,426,713	$1,488,691
Accrued salaries and wages	1,061,914	2,729,811
Current maturities of long-term debt	5,186,304	5,096,304
Current portion of capital lease obligations	218,233	235,014

Total current liabilities	7,893,164	9,549,820

LONG-TERM LIABILITIES
Long-term debt, net of current portion	9,234,092	10,530,668
Capital lease obligations, net of current portion	108,667	148,667

Total liabilities	17,235,923	20,229,155

CAPITAL
UANT partners’ capital	15,393,006	13,444,512

Total capital	15,393,006	13,444,512

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$32,628,929	$33,673,667

The accompanying notes are an integral part of these condensed consolidated financial statements.

Urology Associates of North Texas, L.L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the three months ended March 31,

(unaudited)

	2011	2010
Net patient services revenue	$13,072,866	$11,707,860

Expenses
Salaries and benefits	4,006,981	3,381,647
Rent	723,811	891,602
Incentive plan payments to partners	2,409,384	980,946
Medical supplies and services	880,179	701,496
Insurance	156,669	156,625
Bad debt expense	312,920	273,256
Depreciation and amortization	852,933	750,890
Computer and telecommunication expenses	259,343	220,572
Other	1,419,054	1,058,589

Total expenses	11,021,274	8,415,623

Operating income	2,051,592	3,292,237

Other income (expense)
Equity in earnings from investments in partnerships	1,691,922	188,728
Interest expense	(156,640)	(169,657)
Gain on sales of investments in partnerships	—	7,009,822
Other income	434,829	198,105

Net income attributable to the owners of the Partnership	$4,021,703	$10,519,235

The accompanying notes are an integral part of these condensed consolidated financial statements.

Urology Associates of North Texas, L.L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,

(unaudited)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,021,703	$10,519,235
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings from investments in partnerships	(1,691,922)	(188,728)
Gain on sales of investments in partnerships	—	(7,009,822)
Depreciation and amortization	852,933	750,890
Bad debt expense	312,920	273,256
Change in operating assets and liabilities:
Accounts receivable	(838,230)	(761,253)
Prepaid expenses and other assets	182,734	(50,453)
Accounts payable and other current liabilities	(61,978)	14,532
Accrued liabilities	(1,667,897)	(1,429,754)

Net cash provided by operating activities	1,110,263	2,117,903

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(275,506)	(228,089)
Capital contributions to partnerships	—	(42,537)
Disposal of partnership interests	—	9,235,473
Equity distributions from equity-method investees	895,680	590,427

Net cash provided by investing activities	620,174	9,555,274

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt	(1,263,357)	(2,212,275)
Distributions to partners	(2,073,209)	(11,033,269)

Net cash used in financing activities	(3,336,566)	(13,245,544)

Net decrease in cash and cash equivalents	(1,606,129)	(1,572,367)
Cash and cash equivalents, beginning of year	3,367,215	3,168,483

Cash and cash equivalents, end of period	$1,761,086	$1,596,116

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$149,633	$152,946

The accompanying notes are an integral part of these condensed consolidated financial statements.

Urology Associates of North Texas, L.L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Urology Associates of North Texas, L.L.P., a Texas Limited Liability Partnership (the “Partnership”, “UANT”), was formed pursuant to the laws of the State of Texas on August 1, 1997. The Partnership is a urology group, which specializes in various adult and pediatric bladder, prostate, and kidney care, including robotic, laparoscopic, and cryotherapy surgeries throughout the Dallas/Fort Worth metropolitan area. Furthermore, the Partnership holds investment interests in other operating entities.

The Partnership will dissolve on December 31, 2050, unless dissolved sooner. The liability of an individual member of the L.L.P. for the Partnership’s debt is limited to that member’s investment in the Partnership.

Accounts Receivable

Revenues are recorded net of contractual allowances as established with various government related programs and managed care and commercial payers, which totaled approximately $8,294,000 and $7,536,000 for the three months ending March 31, 2011 and 2010, respectively. Accounts receivable is stated net of an allowance for doubtful accounts of approximately $326,000 and $318,000 and net of contractual allowances of approximately $2,179,000 and $1,824,000 as of March 31, 2011 and December 31, 2010, respectively.

The Partnership had the following concentrations of credit risk in gross accounts receivable as of:

	March 31, 2011	December 31, 2010
Government-related programs	32%	33%
Managed care and commercial payers	58	54
Self-pay	10	13

Total	100%	100%

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled approximately $216,000 and $188,000 for the three months ended March 31, 2011 and 2010, respectively.

NOTE 2 – PARTNERSHIP INTERESTS IN CLOSELY HELD BUSINESSES

The Partnership held the following interests in closely held businesses at March 31, 2011 and December 31, 2010 that are accounted for under the cost method:

	Ownership or Limited Partner Interest	Investment
Rocky Mountain Medical Center, L.P.	0.88%	$—
Trinity MC, L.L.C.	1.18%	200,000
USMD Inc.	8.31%	366,391
Surgery Center of Waxahachie, L.P.	4.51%	40,933

		$607,324

Urology Associates of North Texas, L.L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The Partnership held the following interests in closely held businesses at March 31, 2011 that are accounted for under the equity method:

	Limited Partner Interest	Investment	Equity in earnings
Dallas Stone Management, L.P.	6.92%	$472,080	$32,388
North Texas Stone Management, L.P.	30.00%	113,568	63,947
USMD Hospital at Arlington, L.P.	22.63%	6,604,101	1,075,148
USMD Hospital at Fort Worth, L.P.	10.86%	324,976	103,539
Metro I Stone Management, L.P.	88.55%	564,782	416,900

		$8,079,507	$1,691,922

The Partnership held the following interests in closely held businesses at December 31, 2010 that are accounted for under the equity method:

	Limited Partner Interest	Investment	Equity in earnings
Dallas Stone Management, L.P.	6.92%	$468,747	$117,625
North Texas Stone Management, L.P.	30.00%	113,010	251,170
USMD Hospital at Arlington, L.P.	22.63%	5,880,503	2,163,389
USMD Hospital at Fort Worth, L.P.	10.86%	221,438	178,901
Metro I Stone Management, L.P.	88.55%	599,567	1,857,587

		$7,283,265	$4,568,672

During 2010, the Partnership contributed additional capital of approximately $42,537 to maintain its 29.97% limited partner interest in USMD Hospital at Fort Worth, L.P. and then sold 19.11% to hold a 10.86% ownership interest and recognized a gain on this sale in the amount of $2,138,345. During 2010, the Partnership sold 13.37% interest in USMD Hospital at Arlington, L.P. to hold a 22.63% ownership interest and recognized a gain on this sale in the amount of $4,871,477.

The individual partners of UANT Ventures along with other partners of USMD Fort Worth have guaranteed building and land acquisition notes payable of approximately $12,223,000 and $12,400,000 as of March 31, 2011 and December 31, 2010, respectively, in proportion to their limited partner interest. UANT Ventures along with other partners of USMD Fort Worth have also guaranteed approximately $5,989,000 and $6,204,000 of other debt as of March 31, 2011 and December 31, 2010, respectively, in proportion to their limited partner interest. In addition, UANT Ventures along with other partners of USMD Hospital at Arlington, L.P. have guaranteed building, land, and equipment acquisition notes payable of approximately $39,282,000 and $41,800,000 as of March 31, 2011 and December 31, 2010, respectively, in proportion to their limited partner interest.

The Partnership accounts for its 6.92% limited partner interest of Dallas Stone Management, L.P. under the equity method because in addition to our direct limited partner interest we also own an indirect limited partner interest of approximately 30% through our 88.5% limited partner interest of Metro I Stone Management, L.P. The Partnership determined that due to certain general partner rights (of which we do not own), Metro I Stone Management, L.P. should not be consolidated.

Urology Associates of North Texas, L.L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of:

	March 31, 2011	December 31, 2010
Office equipment	$1,112,214	$1,109,314
Medical equipment and systems	14,962,968	15,013,823
Furniture and fixtures	787,450	785,123
Leasehold improvements	6,934,946	6,897,947

Gross property and equipment	23,797,578	23,806,207
Less accumulated depreciation	(10,958,307)	(10,389,509)

Property and equipment, net	$12,839,271	$13,416,698

NOTE 4 – ADVANCE LOAN

The Partnership maintained an advance loan agreement with BBVA Compass Bank at March 31, 2011 having a total commitment of $3,462,000, interest at the London Inter-bank Offered Rate (“LIBOR”) plus 2.25% with a minimum annual interest rate of 4.0% (4.0% at March 31, 2011), due February 17, 2012. There were no advances made on the loan agreement and therefore the full balance was available at March 31, 2011. The advance loan outstanding balance as of February 17, 2012 will then be repaid in equal monthly installments, plus accrued but unpaid interest thereon, in an amount sufficient to fully amortize the balance over the remaining five-year term with the final payment due on February 17, 2017.

Urology Associates of North Texas, L.L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

NOTE 5 – LONG-TERM DEBT

Long-term debt consists of the following as of:

	March 31, 2011	December 31, 2010

$3,476,000 note payable to bank in monthly installments of $57,933, plus interest at LIBOR plus 1.5% with a minimum floor of 4.0%, balance due at maturity of November 2013, secured by substantially all assets of the Partnership.	$1,829,476	$2,003,276

$3,260,000 note payable to bank in monthly installments of $67,917 through March 2010 and $30,300 for the balance of the term, plus interest at LIBOR plus 1.5% with a minimum floor of 4.0%, balance due at maturity of November 2012, secured by substantially all assets of the Partnership.	605,999	696,898

$2,600,000 note payable to bank in monthly installments of $54,167, plus interest at LIBOR plus 1.5% with a minimum floor of 4.0%, balance due at maturity of November 2012, secured by substantially all assets of the Partnership.	1,048,899	1,211,399

$5,000,000 note payable to bank in monthly installments of $104,167, plus interest at LIBOR plus 1.68% with a minimum floor of 4.0%, balance due at maturity of August 2013, secured by substantially all assets of the Partnership.	2,587,076	2,899,576

$5,000,000 note payable to bank in monthly installments of $83,333, plus interest at LIBOR plus 1.68% with a minimum floor of 4.0%, balance due at maturity of August 2014, secured by substantially all assets of the Partnership.	2,902,085	3,152,085

$700,000 term promissory note to bank in monthly installments of $11,667, plus interest at LIBOR plus 1.50% with a minimum floor of 4.0%, beginning March 2010, balance due at maturity of February 2015, secured by substantially all assets of the Partnership	548,303	583,304

$4,400,000 note payable to bank in monthly installments of $73,333 commencing in February 2011, plus interest at LIBOR plus 2.25% with a minimum floor of 4.0%, balance due at maturity of January 2016, secured by substantially all assets of the Partnership.	4,039,600	4,186,267

$430,000 note payable to bank in monthly installments of $8,958, plus interest at LIBOR plus 2.25% with a minimum floor of 4.0%, balance due at maturity of August 2014, secured by substantially all assets of the Partnership.	367,292	394,167

$500,000 term promissory note to bank in monthly installments of $8,333 commencing March 2011, plus interest at LIBOR plus 2.25% with a minimum floor of 4.0%, balance due at maturity of January 31, 2016, secured by substantially all assets of the Partnership.	491,666	500,000

	14,420,396	15,626,972
Less current portion	(5,186,304)	(5,096,304)

	$9,234,092	$10,530,668

Urology Associates of North Texas, L.L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Maturities of long-term debt are as follows:

April – December, 2011	$3,889,729
2012	5,067,401
2013	3,239,956
2014	1,343,755
2015	862,888
Thereafter	16,667

$14,420,396

NOTE 6 – RELATED PARTY TRANSACTIONS

The Partnership has transactions in the ordinary course of business with entities that are related through common ownership or management or in which it holds investment interests.

For the three months ended March 31, 2011 and 2010, the Partnership was billed management fees and contract labor of approximately $287,000 and $181,000, respectively, from USMD Cancer Treatment Centers, LLC, a wholly owned subsidiary of USMD Inc., in which the Partnership has an 8.31% ownership interest. At March 31, 2011 and December 31, 2010 approximately $107,000 and $103,000, respectively is due to this related party.

In addition, for the three months ended March 31, 2011 and 2010, the Partnership was billed monthly rental and common area maintenance fees totaling $161,000 and $146,000, respectively, from USMD Hospital at Arlington, L.P., in which the Partnership has a 22.6% limited partnership interest. At March 31, 2011 and December 31, 2010, $-0- is due to this related party.

In addition, for the three months ended March 31, 2011 and 2010, the Partnership was billed for services rendered in connection with research studies conducted of approximately $49,000, and $-0-, respectively, from USMD Hospital at Arlington, L.P., in which the Partnership has a 22.6% limited partnership interest. At March 31, 2011 and December 31, 2010, $-0- is due to this related party.

In addition, for the three months ended March 31, 2011 and 2010, the Partnership billed for radiation therapy services of approximately $27,000, and $-0-, respectively, to USMD Hospital at Arlington, L.P., in which the Partnership has a 22.6% limited partnership interest. As of March 31, 2011 and December 31, 2010, $23,180 and $33,060, respectively, is due from this related party and included in prepaid expenses and other current assets on the consolidated balance sheets.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leases

The Partnership leases certain medical office space and medical equipment under non-cancelable operating leases expiring between the years 2011 and 2019. Total expenditures related to these leases were approximately $724,000 and $892,000 for the three months ended March 31, 2011 and 2010, respectively, and are included in rent expense on the consolidated statements of income.

Urology Associates of North Texas, L.L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Future minimum lease payments under non-cancelable operating lease agreements at March 31, 2011 are as follows:

April – December 2011	$1,306,159
2012	1,337,239
2013	1,252,257
2014	799,789
2015	708,095
2016	617,140
Thereafter	1,628,004

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Partnership offers a defined contribution retirement plan which covers substantially all full-time employees and is qualified under Section 401(k) of the Internal Revenue Code. Under the plan, employees may voluntarily contribute a percentage of their compensation to the plan and the Partnership makes an additional contribution of 3% of the employee’s gross earnings. The Partnership may also make discretionary contributions to the plan. Retirement plan expense was approximately $126,000 and $97,000 for the three months ended March 31, 2011 and 2010, respectively.

NOTE 9 – SUBSEQUENT EVENTS

The partnership evaluated its financial statements for subsequent events through June 23, 2011, the date the financial statements were available to be issued.

In April 2010, the partners of UANT approved in principle a transaction pursuant to which UANT and UANT Ventures will combine their respective businesses with USMD, Inc. (“USMD”). Pursuant to this transaction, UANT and UANT Ventures will contribute their businesses to a newly formed Delaware corporation named USMD Holdings, Inc. (“Holdings”) in return for shares of common stock of Holdings and a subordinated note issued by Holdings. Contemporaneously with this contribution, the shareholders of USMD will contribute all of their equity interests in USMD to Holdings in return for shares of common stock of Holdings. A definitive agreement regarding this transaction is expected to be executed in late 2011, subject to the satisfaction of customary closing conditions, including the approval of the definitive agreement by the partners of UANT and UANT Ventures. The agreement is further expected to provide that if the transaction does not occur due to the failure of the UANT/UANT Ventures partners to approve the transaction, then UANT and UANT Ventures will be liable for the out of pocket fees and expenses of USMD incurred after April 28, 2010 towards the pursuit of the transaction, up to a maximum reimbursement of $500,000.

In February 2011, the partnership was notified that one of its partners will be retiring from the partnership effective February 2012. In compliance with the provisions of the partnership agreement the retiring partner will be paid an amount to be determined based on 50% of the distributions paid to the retiring partner in the immediately preceding 12 calendar months from his retirement date.

In March 2011, the partnership was notified of and has voted to confirm a plan of merger of Trinity MC, L.L.C. into BRMCG Holdings, L.L.C. d/b/a Baylor Medical Center at Grapevine, whereby the partnership will effect a sale of 100% of its holdings in Trinity MC, L.L.C. to BRMCG, L.L.C. and receive as consideration a sum of $270,000. The sale was executed in May, 2011 and resulted in a gain of $70,000.

Annex A

Execution Copy

CONTRIBUTION AND PURCHASE AGREEMENT

This CONTRIBUTION AND PURCHASE AGREEMENT (this “Agreement”), dated effective as of August 19, 2010, is by and among USMD Holdings, Inc., a Delaware corporation (“Holdings”), Urology Associates of North Texas, L.L.P., a Texas limited liability partnership (“UANT”), UANT Ventures, L.L.P., a Texas limited liability partnership (“Ventures”), and USMD Inc., a Texas corporation (“USMD”). Each of the parties to this Agreement is individually referred to herein as a “Party” and collectively, as the “Parties.” Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to them in Article IX herein.

WHEREAS, as of the Closing Date, Ventures will own (either directly or indirectly through its ownership of UANT) the Ventures’ Interests, of which the Ventures’ Contributed Interests will be contributed to Holdings, and the Ventures’ Purchased Interests will be sold to Holdings, each as more particularly described herein; and

WHEREAS, the persons listed on Schedule I hereto (the “USMD Holders”) own all of the outstanding common stock of USMD (the “USMD Holders’ Contribution” and together with the Ventures’ Contributed Interests, the “Contribution”); and

WHEREAS, Ventures and USMD desire that their ownership be combined as described in this Agreement.

NOW, THEREFORE, the Parties hereby agree as follows:

ARTICLE I

Contribution and Purchase

1.1 Contribution by Ventures. Upon the terms and subject to the conditions of this Agreement, Ventures agrees to contribute, assign, transfer, convey and deliver, or cause to be contributed, assigned, transferred, conveyed and delivered, the Ventures’ Contributed Interests to Holdings in exchange for the consideration described in Section 1.4.

1.2 Contribution by USMD Holders. Upon the terms and subject to the conditions of this Agreement, USMD agrees to cause the USMD Holders to contribute, assign, transfer, convey and deliver, or cause to be contributed, assigned, transferred, conveyed and delivered, the USMD Holders’ Contribution to Holdings in exchange for the consideration described in Section 1.4. Certain of the USMD Holders, as designated with a “Yes” under the column heading “Contributing USMD Holder” on Schedule I (the “Contributing USMD Holders”) desire that their portion of the USMD Holders’ Contribution be deemed as though it were first contributed to Ventures in exchange for partnership interests in Ventures, and then contributed by Ventures to Holdings in exchange for the consideration described in Section 1.4 (such contributions, the “Deemed Contributions”); provided, however, that each Contributing USMD Holder who does not beneficially own a partnership interest in Ventures may choose to contribute up to 57,985 shares of its USMD common stock directly to Holdings in exchange for that portion of the consideration described in Section 1.4 attributable to such shares so contributed to Holdings. Accordingly, (a) USMD agrees to cause the Contributing USMD Holders to direct that the shares of Holdings common stock issued in consideration for their Deemed Contribution shall be issued to Ventures, and Holdings agrees to issue the shares of its common stock as so directed; and (b) Ventures agrees to issue, in exchange for the Deemed Contributions, partnership interests to the Contributing USMD Holders.

1.3 Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, Ventures agrees to sell, assign, transfer, convey and deliver to Holdings, and Holdings agrees to purchase from Ventures, the Ventures’ Purchased Interests in exchange for the consideration described in Section 1.4.

1.4 Consideration.

(a) The consideration for the Contribution shall be equal to 10,000,000 shares of common stock of Holdings (the “Holdings Shares”). The allocation of the Holdings Shares between Ventures and the USMD Holders shall be based upon the relative value of the contributions to Holdings made by Ventures and the USMD Holders and shall be as set forth in Cells I57 and K57 of Schedule III hereto, after Schedule III has been adjusted pursuant to Section 1.4(b). For illustration only, Schedule III indicates that, as of December 31, 2010, 5,810,931 of the Holdings Shares would be issued to the USMD Holders (including Ventures to the extent of its ownership of USMD common stock) and 4,189,069 of the Holdings Shares would be issued to Ventures.

(b) Schedule III sets forth the allocation of the Holdings Shares as of December 31, 2010 and shall be adjusted (the “Schedule III Adjustments”) as of the Closing Date:

(i) to reflect any changes since December 31, 2010 in “Total Subsidiary Level Debt,” “USMD Corporate Level Debt” and “Ventures/UANT Corporate Level Debt” as set forth in Columns D, F and G, respectively, of Schedule III (and as such terms are defined in Article IX);

(ii) to reflect any changes since December 31, 2010 in ownership percentages of the assets or investments held by either Ventures or USMD, as reflected in Columns H and J, respectively, of Schedule III;

(iii) to reflect the amount of any “Deferred Payment Obligations” of USMD and Ventures as set forth in Cells I48 and K48, respectively, of Schedule III. Such amounts shall be calculated in accordance with the Schedule III Deferred Payment Obligations as defined in Article IX;

(iv) to reflect the amount of any “Net Working Capital Adjustments” of USMD and Ventures as set forth in Cells I49 and K49, respectively, of Schedule III. Such amounts shall reflect the working capital adjustment numbers set forth in Cell D75 of Schedule IV-A and Cell D68 of Schedule IV-B, respectively, such numbers determined as of the Closing Date; and

(v) to reflect the amount of any capital expenditures since December 31, 2010 relating to fixed assets of USMD and Ventures, as set forth in Cells I50 and K50, including without limitation capital expenditures for equipment, building or tenant improvements, but only to the extent the Committee has agreed to the inclusion of each such capital expenditure as an adjustment to Schedule III.

(c) The consideration for the Ventures’ Purchased Interests shall be a note issued by Holdings in the original principal amount of $30,000,000 (the “Holdings Note”). The Holdings Note issued to Ventures pursuant to this Section 1.4(c) shall be issued to Ventures and held for the benefit of the Class A Limited Partners.

(d) The relative consideration set forth in Schedule III has been derived from the fair market values of the respective business lines of USMD and Ventures as determined by the valuation conducted by Value Management Group, LLC.

(e) For the purposes of computing the adjustments, if any, pursuant to subsection (b) above, the following provisions shall be applicable:

(i) At least 30 days prior to the Closing Date, each of USMD and Ventures shall deliver to the other an estimated calculation of the Schedule III Adjustments, based upon (1) its most recently available consolidated financial statements and (2) such pro forma adjustments as are necessary to reflect the material changes between the date of such financial statements and the Closing Date. Each of Ventures and USMD shall give to the other any information and back-up materials reasonably requested by the requesting Party with respect to its Schedule III Adjustments.

(ii) USMD and Ventures shall jointly determine the extent of any Schedule III Adjustments as promptly as practicable.

2

(iii) In the event that USMD and Ventures are unable to agree upon the any of the Schedule III Adjustments, the Parties shall submit such matter to the Dallas, Texas office of Grant Thornton LLP (or if such firm is unwilling or unable to serve, another nationally recognizable accounting firm mutually agreed upon by the Parties), who shall make the final determination with respect to the correctness of the proposed Schedule III Adjustments in light of the terms and provisions of this Agreement.

1.5 Closing. The closing (the “Closing”) of the transactions contemplated hereby (the “Transactions”) shall take place at the offices of USMD in Irving, Texas, commencing 9:00 a.m., local time, on the fifth business day after the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Transactions, or such other date and time as the Parties may mutually determine (the “Closing Date”). At the Closing, each of Ventures and the USMD Holders shall deliver to Holdings such bills of sale, instruments of assignment, transfer and conveyance and similar documents as are necessary to transfer the Ventures’ Interests and the USMD Holders’ Contribution. Against such delivery, Holdings shall issue and deliver the Holdings Note and the Holdings Shares as set forth in Section 1.4. Each Party shall cause to be prepared, executed and delivered all other documents required to be delivered by such Party pursuant to this Agreement and all other appropriate and customary documents as another Party or its counsel may reasonably request for the purpose of consummating the Transactions. All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed.

1.6 Tax Treatment. The parties to this Agreement agree that, for United States federal income tax purposes:

(a) the Contribution is intended to be, and shall be characterized as, an exchange qualifying under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”);

(b) the Deemed Contributions by the Contributing USMD Holders to Ventures is intended to be, and shall be characterized as, a contribution pursuant to Section 721 of the Code; and

(c) the Deemed Contribution by Ventures to Holdings is intended to be, and shall be characterized as, an exchange qualifying under Section 351 of the Code.

1.7 Options Exchange; Option Grant; Employee Stock Grant

(a) As of June 30, 2010, USMD had granted options to purchase an aggregate of 657,500 shares of USMD common stock (238,116 shares of USMD common stock at an exercise price of $2.00 per share, and 419,384 shares of USMD common stock at an exercise price of $3.00 per share, such shares collectively, the “USMD Granted Shares”), pursuant to the USMD 2007 Plan. In addition, USMD has issued under the USMD 2007 Plan 50,000 options to purchase USMD common stock at an exercise price of $3.00 per share to its recently appointed Chief Accounting Officer as part of his compensation to accept this position, and between June 30, 2010 and the Closing Date, USMD anticipates granting (in addition to and separate from the above mentioned options) options to purchase shares of USMD common stock under the USMD 2007 Plan (at an exercise price of $3.00 per share of USMD common stock) to new hires made in anticipation of the integration of the businesses of USMD, UANT and Ventures and of Holdings’ thereafter operating as a publicly-held corporation, but only after consultation with the Committee as to the individuals to receive options and as to the number of options to be granted. Pursuant to the Holdings Equity Plan, all outstanding stock options granted under the USMD 2007 Plan will be assumed under the Holdings Equity Plan and deemed to constitute stock options granted under the Holdings Equity Plan. Pursuant to Section 8 of the USMD 2007 Plan and Section 2(b) of the Holdings Equity Plan, the number of shares of Holdings common stock issuable upon exercise of each assumed option shall be equal to the product (rounded to the nearest whole number) of (i) the number of shares of USMD common stock issuable upon exercise, times (ii) the Conversion Ratio. The exercise price of each assumed option shall be equal to the quotient (rounded to nearest cent) of (x) the exercise price of the USMD option immediately prior to the Closing Date, divided by (y) the Conversion Ratio, and each assumed option shall expire five years from the date of issuance under the Holdings Equity Plan.

3

(b) On the Closing Date, Holdings shall grant to Ventures options to purchase 221,322 shares of Holdings common stock, which is equal to the number of shares of Holdings common stock that the holders of the USMD Granted Shares are to receive pursuant to subsection (a), at an exercise price equal to the quotient of (i) $3.00 divided by (ii) the Conversion Ratio. Such options shall expire five years from the date of issuance under the Holdings Equity Plan and shall be held by Ventures for the benefit of the Class B Limited Partners.

(c) A true, complete and correct list of the option awards made under the Holdings Equity Plan as of the Closing Date, after giving effect to the exchanges and grants set forth in subsections (a) and (b), is set forth on Schedule II hereto.

(d) On or before the Closing Date and pursuant to the Holdings Equity Plan, the Parties agree that Holdings may issue up to 50,000 shares of Holdings common stock as restricted stock grants of 100 shares each to up to 500 employees of USMD and Ventures.

ARTICLE II

Representations and Warranties of UANT and Ventures

UANT and Ventures hereby jointly and severally make the representations and warranties to USMD and Holdings set forth in this Article II, as of the date hereof and as of the Closing Date. For purposes of such representations and warranties, unless the context otherwise requires, references to “UANT” and “Ventures” include their respective consolidated subsidiaries.

2.1 Organization, Standing and Power. Each of UANT and Ventures is duly organized, validly existing and in good standing under the laws of the State of Texas and has the power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which would not reasonably be expected to have a Material Adverse Effect. Each of UANT and Ventures is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary except where the failure to so qualify would not reasonably be expected to have a Material Adverse Effect. Ventures and UANT have delivered to USMD and Holdings true and complete copies of the Ventures Constituent Instruments and UANT Constituent Instruments.

2.2 Authority; Execution and Delivery; Enforceability. Each of UANT and Ventures has all requisite power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery by each of UANT and Ventures of this Agreement and the consummation of the Transactions have been duly authorized and approved, or will have been duly authorized and approved prior to Closing, by the partners of Ventures and the partners of UANT and no other partnership proceedings on the part of UANT or Ventures, except for the special meeting of Ventures partners to be held prior to Closing, are necessary to authorize this Agreement and the consummation of the Transactions. This Agreement has been duly executed and delivered by each of UANT and Ventures and is enforceable against each of them in accordance with its terms.

2.3 No Conflicts; Consents. The execution and delivery by each of UANT and Ventures of this Agreement does not, and the consummation of the Transactions and compliance with the terms hereof will not, except as set forth on Schedule 2.3 hereto, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the Ventures’ Interests under, any provision of (a) the Ventures Constituent Instruments or UANT Constituent Instruments, (b) any Contract to which Ventures or UANT or any of their respective properties or assets is subject, or (c) any material judgment, order or decree or material Law applicable to Ventures or UANT or their respective properties or assets.

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2.4 Litigation. There is no Action pending or threatened against or affecting Ventures or UANT which (a) adversely affects or challenges the legality, validity or enforceability of this Agreement or (b) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect for either Ventures or UANT.

2.5 Good Title. Ventures (a) is the beneficial owner of, and has good title to, the Ventures’ Interests, and (b) except as set forth on Schedule 2.5, has the right and authority to contribute or sell, as the case may be, and deliver the Ventures’ Interests as described herein, free and clear of liens, claims and encumbrances other than Permitted Liens.

2.6 UANT Financial Statements. UANT has delivered true and complete copies of (a) combined, audited financial statements of UANT and Ventures, including balance sheet, statement of income and statement of cash flows, for the fiscal years ended December 31, 2010 and 2009, accompanied by the audit report of Grant Thornton LLP, and (b) combined, unaudited financial statements of UANT and Ventures, including balance sheet and statement of income for the three month period ended March 31, 2011 (collectively the “UANT Financial Statements”) to USMD and to Holdings. The UANT Financial Statements present fairly the financial condition and results of operations of UANT as of the dates thereof or for the periods covered thereby and have been prepared in accordance with GAAP.

2.7 Undisclosed Liabilities. There are no material liabilities of UANT or of Ventures, other than (a) liabilities as disclosed, reflected or reserved against in the UANT Financial Statements, (b) liabilities incurred in the ordinary course of business, consistent with past practice since the most recent date of the UANT Financial Statements, or (c) liabilities arising in the ordinary course of business out of Contract or Law and not required under GAAP to be reflected on the UANT Financial Statements. Since the date of the UANT Financial Statements, UANT and Ventures have each operated its business only in the ordinary course and there have been no changes or developments in or affecting the business or operations of Ventures or UANT that has had or would reasonably be expected to have a Material Adverse Effect.

2.8 Material Contracts. Schedule 2.8 hereto lists all Contracts to which Ventures or UANT is bound or affected. UANT and Ventures have delivered, or has made available, true, correct and complete copies of all such Contracts to USMD and Holdings. Neither Ventures nor UANT is in breach of or in default under any Contract so listed on Schedule 2.8. Such Contracts are legal, valid and binding obligations of Ventures or UANT, as the case may be, enforceable in accordance with their terms and have not been amended.

2.9 Compliance with Laws. To its knowledge, each of Ventures and UANT has complied with and is in compliance with all Laws, regulations, licensing requirements, rules, ordinances, and orders of Governmental Entities, and neither Ventures nor UANT has received any notices of non-compliance with any Laws from any Government Entities. Additionally:

(a) Neither Ventures nor UANT has submitted any claim for payment to any payor source, either governmental or nongovernmental, in violation of any false claim or fraud law, including, without limitation, the False Claims Act, 31 U.S.C. §3729, or any other applicable federal or state false claim or fraud law.

(b) Neither Ventures nor UANT nor, to UANT’s and Ventures’ knowledge, any person or entity providing professional or other services to Ventures or UANT is presently, or has, engaged in any activities which are prohibited, or are cause for criminal or civil penalties and/or mandatory or permissive exclusion from any Health Care Program, including without limitation:

(i) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment;

(ii) knowingly and willfully making or causing to be made a false statement or representation of a material fact for use in determining rights to any benefit or payment;

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(iii) presenting or causing to be presented a claim for reimbursement under any Health Care Program that is: (1) for an item or service the claimant knows or should know was not provided as claimed; (2) for an item or service the claimant knows or should know is false or fraudulent; or (3) for an item or service the claimant knows or should know is not medically necessary;

(iv) failing to disclose knowledge of the occurrence of any event affecting the initial or continued right to any benefit or payment on claimant’s behalf or on behalf of another, with the intent to fraudulently secure such benefit or payment;

(v) knowingly or willfully soliciting or receiving any bribe, rebate, payoff, influence payment, kickback or other payment of any nature in violation of any legal requirement with respect to any Health Care Program; or

(vi) knowingly and willfully making or causing to be made or inducing or seeking to induce the making of any false statement or representation (or omitting to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading) or a material fact under any Health Care Program.

(c) Neither Ventures nor UANT nor, to UANT’s and Ventures’ knowledge, any other employee or contracted agent of Ventures or UANT has, directly or indirectly:

(i) offered, paid, solicited or received any remuneration, in cash or in kind, to, or made any financial arrangements with, any past or present customers, past or present suppliers, contractors or third party payors, in order to obtain business or payments from such persons in violation of any legal requirement;

(ii) solicited, received, given or agreed to give, or is aware that there has been made or that there is any agreement to make, any gift or gratuitous Payment (as hereinafter defined) of any kind, nature or description to any customer or potential customer, supplier or potential supplier, contractor, third party payor or any other person in violation of any legal requirement;

(iii) made or agreed to make, or is aware that there has been made or that there is any agreement to make, any contribution, payment, gift or other distribution, whether in money, property or services (a “Payment”) to, or for the private use of, any governmental official, employee or agent where the Payment was in violation of any legal requirement;

(iv) established or maintained any unrecorded fund or asset for any purpose or made any false or artificial entries on any of its books or records for any reason; or

(v) made, or agreed to make, or is aware that there has been made or that there is any agreement to make, any Payment to any person or entity with the intention or understanding that any part of such Payment would be used for any purpose other than that described in the documents supporting such Payment.

(d) Neither Ventures nor UANT, nor, to UANT’s and Ventures’ knowledge, any other employee or contracted agent of Ventures or UANT, has been convicted of, charged with, or investigated (other than as part of routine surveys) for:

(i) a criminal offense related to the delivery of an item or service under Medicare, Medicaid, or any other federal or state health care program, including without limitation any program funded under Title V or Title XX of the Social Security Act (the Maternal and Child Health Services Program or the Block Grants to States for Social Services Program, respectively);

(ii) a criminal offense relating to neglect or abuse of patients in connection with the delivery of a health care item or service;

(iii) fraud, theft, embezzlement, or other financial misconduct in connection with the delivery of a health care item or service or with respect to any act or omission in a health care program operated by or financed in whole or in part by any federal or state government agency;

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(iv) unlawful manufacture, distribution, prescription, or dispensing of a controlled substance; or

(v) obstructing an investigation of any crime referred to in (i) through (iv) above.

(e) Neither Ventures nor UANT nor any of their respective employees has been excluded or suspended from participation in any Health Care Program or been subject to any order or consent decree of, or criminal or civil fine or penalty imposed by, any court or governmental agency with respect to such program.

2.10 Affiliated Transactions. Except as set forth on Schedule 2.10, no partner of either UANT or Ventures (a) is a party to any Contract with either UANT or Ventures other than the Transaction Documents and the employment agreements contemplated in Sections 6.6 and 7.6, or (b) owns any asset used in, or necessary to, the conduct of the business of either UANT or Ventures.

2.11 Taxes. Ventures and UANT have each timely filed all returns, reports, declarations or statements relating to taxes (“Tax Returns”) required to be filed by each of them in accordance with all applicable Law. All Tax Returns are true, correct and complete in all material respects. All taxes which are due and payable by Ventures or UANT have been timely paid in full. There is no Action pending or threatened against or affecting Ventures or UANT with regard to any taxes or Tax Returns. Ventures and UANT have each provided or made available to USMD and to Holdings true, correct and complete copies of all Tax Returns for 2007, 2008 and 2009. Any UANT unpaid taxes are reflected as a reserve for taxes on the UANT Financial Statements.

ARTICLE III

Representations and Warranties of USMD

USMD hereby makes the representations and warranties to Ventures, UANT and Holdings set forth in this Article III, as of the date hereof and as of the Closing Date. For purposes of such representations and warranties, unless the context otherwise requires, references to “USMD” include the consolidated subsidiaries of USMD.

3.1 Organization, Standing and Power. USMD is duly organized, validly existing and in good standing under the laws of the State of Texas and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, would not reasonably be expected to have a Material Adverse Effect. USMD is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary except where the failure to so qualify would not reasonably be expected to have a Material Adverse Effect. USMD has delivered to UANT, Ventures and Holdings true and complete copies of the USMD Constituent Instruments.

3.2 Authority; Execution and Delivery; Enforceability. USMD has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery by USMD of this Agreement and the consummation of the Transactions has been duly authorized and approved, or will have been duly authorized and approved prior to Closing, by the board of directors of USMD and no other corporate proceedings on the part of USMD, except for the special meeting of the shareholders of USMD to be held prior to Closing, are necessary to authorize this Agreement and the consummation of the Transactions. This Agreement has been duly executed and delivered by USMD and is enforceable against USMD in accordance with its terms.

3.3 No Conflicts; Consents. The execution and delivery by USMD of this Agreement does not, and the consummation of the Transactions and compliance with the terms hereof will not, except as set forth on Schedule 3.3 hereto, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the USMD Holders’ Contribution under, any

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provision of (a) the USMD Constituent Instruments, (b) any Contract to which USMD or any of its properties or assets is subject or (c) any material judgment, order or decree or material Law applicable to USMD or its properties or assets.

3.4 Litigation. Except as set forth on Schedule 3.4, there is no Action pending or threatened against or affecting USMD which (a) adversely affects or challenges the legality, validity or enforceability of this Agreement or (b) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

3.5 USMD Shares. The USMD Holders are the record owners of the USMD Holders’ Contribution. The shares of USMD common stock owned by the USMD Holders have been duly and validly issued and are fully paid and nonassessable.

3.6 USMD Financial Statements. USMD has delivered true and complete copies of (a) its consolidated, audited financial statements, including balance sheet, statement of income and statement of cash flows, for the fiscal years ended December 31, 2010 and 2009, accompanied by the audit report of Grant Thornton LLP, and (b) its consolidated, unaudited financial statements, including balance sheet and statement of income for the three month period ended March 31, 2011 (collectively the “USMD Financial Statements”) to UANT, Ventures and Holdings. The USMD Financial Statements present fairly the financial condition and results of operations of USMD as of the dates thereof or for the periods covered thereby and have been prepared in accordance with GAAP.

3.7 Undisclosed Liabilities. There are no material liabilities of USMD, other than (a) liabilities as disclosed, reflected or reserved against in the USMD Financial Statements, (b) liabilities incurred in the ordinary course of business, consistent with past practice since the most recent date of the USMD Financial Statements, or (c) liabilities arising in the ordinary course of business out of Contract or Law and not required under GAAP to be reflected on the USMD Financial Statements. Since the date of the USMD Financial Statements, USMD has operated its business only in the ordinary course and there has not been any change or development in or affecting the business or operations of USMD’s business that has had or would reasonably be expected to have a Material Adverse Effect.

3.8 Material Contracts. Schedule 3.8 hereto lists all Contracts to which USMD is bound or affected. USMD has delivered, or has made available, true, correct and complete copies of all such Contracts to UANT, Ventures and Holdings. USMD is not is in breach of or in default under any Contract so listed on Schedule 3.8. Such Contracts are legal, valid and binding obligations of USMD, enforceable in accordance with their terms and have not been amended.

3.9 Compliance with Laws. To its knowledge, USMD has complied with and is in compliance with all Laws, regulations, licensing requirements, rules, ordinances, and orders of Governmental Entities, and USMD has not received any notices of non-compliance with any Laws from any Government Entities. Additionally:

(a) USMD has not submitted any claim for payment to any payor source, either governmental or nongovernmental, in violation of any false claim or fraud law, including, without limitation, the False Claims Act, 31 U.S.C. §3729, or any other applicable federal or state false claim or fraud law.

(b) Neither USMD nor, to USMD’s knowledge, any person or entity providing professional or other services to USMD is presently, or has, engaged in any activities which are prohibited, or are cause for criminal or civil penalties and/or mandatory or permissive exclusion from any Health Care Program, including without limitation:

(i) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment;

(ii) knowingly and willfully making or causing to be made a false statement or representation of a material fact for use in determining rights to any benefit or payment;

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(iii) presenting or causing to be presented a claim for reimbursement under any Health Care Program that is: (1) for an item or service the claimant knows or should know was not provided as claimed; (2) for an item or service the claimant knows or should know is false or fraudulent; or (3) for an item or service the claimant knows or should know is not medically necessary;

(iv) failing to disclose knowledge of the occurrence of any event affecting the initial or continued right to any benefit or payment on claimant’s behalf or on behalf of another, with the intent to fraudulently secure such benefit or payment;

(v) knowingly or willfully soliciting or receiving any bribe, rebate, payoff, influence payment, kickback or other payment of any nature in violation of any legal requirement with respect to any Health Care Program; or

(vi) knowingly and willfully making or causing to be made or inducing or seeking to induce the making of any false statement or representation (or omitting to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading) or a material fact under any Health Care Program.

(c) Neither USMD nor, to USMD’s knowledge, any other employee or contracted agent of USMD has, directly or indirectly:

(i) offered, paid, solicited or received any remuneration, in cash or in kind, to, or made any financial arrangements with, any past or present customers, past or present suppliers, contractors or third party payors, in order to obtain business or payments from such persons in violation of any legal requirement;

(ii) solicited, received, given or agreed to give, or is aware that there has been made or that there is any agreement to make, any gift or gratuitous Payment of any kind, nature or description to any customer or potential customer, supplier or potential supplier, contractor, third party payor or any other person in violation of any legal requirement;

(iii) made or agreed to make, or is aware that there has been made or that there is any agreement to make, any Payment to, or for the private use of, any governmental official, employee or agent where the Payment was in violation of any legal requirement;

(iv) established or maintained any unrecorded fund or asset for any purpose or made any false or artificial entries on any of its books or records for any reason; or

(v) made, or agreed to make, or is aware that there has been made or that there is any agreement to make, any Payment to any person or entity with the intention or understanding that any part of such Payment would be used for any purpose other than that described in the documents supporting such Payment.

(d) Neither USMD nor, to USMD’s knowledge, any other employee or contracted agent of USMD, has been convicted of, charged with, or investigated (other than as part of routine surveys) for:

(i) a criminal offense related to the delivery of an item or service under Medicare, Medicaid, or any other federal or state health care program, including without limitation any program funded under Title V or Title XX of the Social Security Act (the Maternal and Child Health Services Program or the Block Grants to States for Social Services Program, respectively);

(ii) a criminal offense relating to neglect or abuse of patients in connection with the delivery of a health care item or service;

(iii) fraud, theft, embezzlement, or other financial misconduct in connection with the delivery of a health care item or service or with respect to any act or omission in a health care program operated by or financed in whole or in part by any federal or state government agency;

(iv) unlawful manufacture, distribution, prescription, or dispensing of a controlled substance; or

(v) obstructing an investigation of any crime referred to in (i) through (iv) above.

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(e) Neither USMD nor its employees has been excluded or suspended from participation in any Health Care Program or been subject to any order or consent decree of, or criminal or civil fine or penalty imposed by, any court or governmental agency with respect to such program.

3.10 No Other Securities. Except for the equity interests of USMD shown on Schedule I and the options shown on Schedule II, there are no other shares of capital stock or other securities, options, warrants, calls, rights, commitments, agreements, arrangements, or undertakings of any kind to which USMD is bound, obligating USMD to issue, deliver or sell any shares of capital stock or other securities of USMD.

3.11 Affiliated Transactions. Except as set forth on Schedule 3.11, no officer or director of USMD, and no USMD Holder, (a) is a party to any Contract with USMD other than the Transaction Documents, or (b) owns any asset used in, or necessary to, the conduct of the business of USMD.

3.12 Taxes. USMD has timely filed all Tax Returns required to be filed by it in accordance with all applicable Law. All Tax Returns are true, correct and complete in all material respects. All taxes which are due and payable by USMD have been timely paid in full. There is no Action pending or threatened against or affecting USMD with regard to any taxes or Tax Returns. USMD has provided or made available to UANT, Ventures and Holdings true, correct and complete copies of all Tax Returns for 2007, 2008 and 2009. Any unpaid taxes are reflected as a reserve for taxes on the USMD Financial Statements.

ARTICLE IV

Representations and Warranties of Holdings

Holdings hereby makes the representations and warranties to USMD, UANT and Ventures set forth in this Article IV, as of the date hereof and as of the Closing Date.

4.1 Organization, Standing and Power. Holdings is duly organized, validly existing and in good standing under the laws of State of Delaware and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which would not reasonably be expected to have a Material Adverse Effect. Holdings is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary except where the failure to so qualify would not reasonably be expected to have a Material Adverse Effect. Holdings has delivered to USMD, UANT and Ventures true and complete copies of the Holdings Constituent Instruments. Holdings has been formed for the purpose of completing the Transactions and has not conducted any operations other than the implementation of the Transactions.

4.2 Authority; Execution and Delivery; Enforceability. Holdings has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery by Holdings of this Agreement has been duly authorized and approved by the board of directors of Holdings and no other corporate proceedings on of Holdings are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Holdings and is enforceable against Holdings in accordance with its terms. Upon issuance thereof at the Closing, the Holdings Note shall been duly executed and delivered by Holdings and is enforceable against Holdings in accordance with its terms.

4.3 No Conflicts; Consents. The execution and delivery by Holdings of this Agreement does not, and the consummation of the Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the Holdings Shares under, any provision of (a) the Holdings Constituent Instruments, (b) any Contract to which Holdings or any of its properties or assets is subject, or (c) any material judgment, order or decree or material Law applicable to Holdings or its properties or assets.

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4.4 Capital Structure. The authorized capital stock of Holdings consists of 1,000,000 shares of preferred stock, $0.01 par value, of which no shares are issued and outstanding and 49,000,000 shares of common stock, $.01 par value, of which 100 shares are issued and outstanding. As of the date hereof, the Holdings Shares are reserved for issuance in connection with the Transactions, and up to 2,000,000 shares of Holdings common stock are reserved for issuance (i) upon the exercise of the stock options issued pursuant to Sections 1.7 (a) and (b), (ii) in connection with the restricted stock grant to employees pursuant to Section 1.7 (d), or (iii) under the Holdings Equity Plan. Except as set forth above, no shares of capital stock or other voting securities of Holdings are issued, reserved for issuance or outstanding. All outstanding shares of Holdings common stock are, and the Holdings Shares will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware General Corporation Law, the Holdings Constituent Instruments or any Contract to which Holdings is a party or is otherwise bound. The Holdings Shares shall be issued in compliance with the Securities Act.

ARTICLE V

Covenants

5.1 Consents and Approvals. Each of the Parties shall use its reasonable efforts in good faith to obtain at the earliest practicable date any approvals, authorizations and consents necessary, and shall take such actions as the other Parties may reasonably request, to consummate the Transactions and diligently attempt to satisfy, to the extent within its control, all conditions precedent to its obligations to close the Transactions. Nothing in this Section 5.1 shall require a Party to expend any monies to obtain any approval or consent required hereunder, except for customary attorneys’ fees and filing fees incident to the Transactions or as otherwise specifically required under this Agreement.

5.2 Operation in Ordinary Course. Each Party covenants that between the date hereof and the Closing, except as contemplated hereby or with the prior consent of the other Parties, it shall refrain from: (a) entering into any transaction with respect to its business other than in the ordinary course, including without limitation entering into a transaction to acquire all or substantially all of the equity interests or assets, by merger, acquisition or otherwise, of another entity; (b) permitting any encumbrance, mortgage, pledge or lease of or on any material asset; (c) disposing of any material asset; or (d) incurring any material liabilities, other than indebtedness incurred in the ordinary course of business under already established credit facilities. Notwithstanding the foregoing, the Parties agree that: (x) UANT shall convert to a Texas professional limited liability company and merge with a newly-formed, wholly-owned subsidiary of Ventures; (y) Ventures shall convert to a Texas limited partnership; and (z) UANT and Ventures shall distribute cash to their equity holders.

5.3 Public Announcements. None of the Parties shall issue any press release or make any such public statement regarding the Transactions without the prior written consent of the other Parties, except as may be required by applicable Law after consultation with the other Parties.

5.4 Access. Each of the Parties shall permit representatives of the other Parties to have full access to all premises, properties, personnel, books, records, contracts and documents of or pertaining to such Party.

5.5 Registration Statement; Proxy Statement. Holdings shall, as promptly as practicable, prepare and file with the SEC a registration statement on Form S-4 (the “S-4 Registration Statement”), containing a proxy statement/prospectus, in connection with the registration under the Securities Act of the issuance of the Holdings Shares in connection with the Contribution. Holdings shall, as promptly as practicable, prepare and file with the SEC a proxy statement that will be the same proxy statement/prospectus contained in the S-4 Registration Statement and a form of proxy, to be used in connection with the vote of by the USMD Holders and the partners of Ventures to approve the Contribution (such proxy statement/prospectus, the “Joint Proxy Statement”). Holdings shall use its reasonable best efforts to cause the S-4 Registration Statement declared effective as

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promptly as practicable. USMD and Ventures shall use their respective reasonable best efforts to cause the Joint Proxy Statement to be disseminated to their respective equity holders at the earliest practicable date after the S-4 Registration Statement has been declared effective.

5.6 Listing Application. In order to satisfy the requirements of 42 C.F.R. Ch IV (10-1-09 Edition)—§411.356, Holdings shall, as soon as practicable, prepare and submit to the AMEX and/or NASDAQ a listing application with respect to the Holdings Shares issuable pursuant to the Contribution. Holdings shall use its reasonable best efforts to obtain, prior to the Closing, approval for the listing of the Holdings Shares on such exchange, subject to official notice of issuance.

5.7 Notice of Developments. From the date hereof until the Closing, each Party shall give the other Parties prompt written notice upon becoming aware of any event or circumstance that could reasonably be expected to result in a breach of, or inaccuracy in, any of the representations and warranties made by such Party under this Agreement.

5.8 Release of Personal Guarantees. The Parties shall, in connection with the Closing, use reasonable best efforts to obtain the release of any personal guarantees delivered by the USMD Holders to any third parties in connection with any indebtedness of any of the Parties or their subsidiaries. Holdings shall, in connection with the Closing, obtain the releases of any personal guarantees delivered by the partners of UANT or of Ventures to any third parties in connection with the Ventures/UANT Corporate Level Debt or any Total Subsidiary Level Debt guaranteed by the partners of Ventures or of UANT.

5.9 Subsequent Transfers of UANT Business Units.

(a) The Parties understand and acknowledge that, on or after the Closing Date, Holdings shall make subsequent transfers or contributions of certain business units of UANT or of its ownership interests in UANT to affiliates or subsidiaries of Holdings. Each of the Parties understands and acknowledges that: (i) Holdings shall separate UANT’s radiation therapy business unit from UANT and shall operate that business unit independently from UANT; (ii) Holdings shall separate UANT’s anatomical and clinical laboratory business unit from UANT and shall operate that business unit independently from UANT; (iii) Holdings shall separate UANT’s diagnostic imaging business unit from UANT and shall operate that business unit independently from UANT; and (iv) Holdings shall contribute UANT without the business units mentioned directly above to CNHO and UANT, as a wholly owned subsidiary of CNHO, shall provide professional medical clinical and surgical services and other limited ancillary services, including but not limited to Video Urodynamics, through its Physicians. The Parties acknowledge that the relative value of the contributions to Holdings made by the USMD Holders and by Ventures is based upon the assumption that the assets, liabilities and cash flow from the operations of such business unit will be so transferred and contributed.

(b) In the event that Holdings is unable to operate any portion of UANT’s diagnostic imaging business unit due to delays in the licensing, permitting, inspection or payor enrollment processes (such portion, the “Retained Portion”), UANT shall continue to operate the Retained Portion in a manner consistent with current business practices until such time as Holdings is able to operate the Retained Portion as contemplated in Section 5.9(a)(iii). In addition, Holdings shall be entitled to deduct from each monthly payment due to Ventures under the Holdings Note the amount of Adjusted Net Income (as defined below) generated during such month by the Retained Portion. Any such offset shall (i) commence with the first monthly payment due under the Holdings Note and shall continue until such date as Holdings is able to operate the Retained Portion as contemplated in Section 5.9(a)(iii), and (ii) be applied first to the interest portion of the monthly payment and then to the principal portion of such monthly payment. In the event the Adjusted Net Income exceeds the monthly payment (including principal and interest) due under the Holdings Note, such excess shall accrue and be applied to offset future monthly payments. UANT shall provide to Holdings, at least two (2) days before the date on which the monthly Holdings Note payment is due, an estimate of the Adjusted Net Income for that month (which Holdings shall then use to calculate the remaining note payment to be paid for such month). UANT shall reconcile such monthly estimates on a

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quarterly basis and any adjustments made to the Adjusted Net Income for any month shall be accounted for in the offsets made to future note payments. Each month, the Adjusted Net Income for that month, as adjusted for payroll taxes, shall be paid to the Physicians who are Class A Limited Partners as additional employment compensation, in accordance with the relative sharing percentages represented by the partnership interests each holds as a Class A Limited Partner. “Adjusted Net Income” shall mean, for any month, ninety-seven point three percent (97.3%) of the net income of the Retained Portion for such month, calculated in a manner consistent with UANT’s historical methodologies.

ARTICLE VI

Conditions Precedent to Obligations of USMD

The obligations of USMD to consummate the Transactions shall be subject to the satisfaction on or before the Closing Date of each of the following conditions:

6.1 Compliance. Each of Ventures, UANT and Holdings shall have, or shall have caused to be, satisfied or complied with and performed in all material respects, all terms, covenants and conditions of this Agreement to be complied with or performed by it on or before the Closing Date.

6.2 Representations and Warranties. All of the representations and warranties made by Ventures, UANT and Holdings in this Agreement and in all certificates and other documents delivered by Ventures, UANT or Holdings to USMD pursuant hereto, shall have been true and correct in all material respects as of the date hereof, and shall be true and correct in all material respects at the Closing Date, with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except for changes permitted or contemplated by this Agreement, or changes approved in writing by USMD and Holdings.

6.3 Consents, Licenses and Approvals. USMD shall have received all required permits, licenses, contracts and third party consents in form satisfactory to USMD.

6.4 Equity Holder Approval. This Agreement shall have been approved by the USMD Holders and by the partners of Ventures.

6.5 Transaction Documents. The Committee shall have approved each of the Transaction Documents to be executed by the Parties and their subsidiaries.

6.6 Fairness Opinion. USMD shall have received from Value Management Group, LLC an opinion, in form and substance acceptable to the Committee, that the consideration for the Transactions is fair, from a financial point of view, to the USMD shareholders and to Ventures and its partners.

6.7 Employment of Physicians. All or substantially all of the Physicians shall have entered into employment agreements with CNHO or a subsidiary of CNHO, in form and substance satisfactory to the Committee.

6.8 Regulatory Approval. The S-4 Registration Statement shall have been declared effective by the SEC and the Holdings Shares shall have been approved to be listed for quotation on the AMEX and/or NASDAQ.

6.9 Compliance. USMD shall have determined in its reasonable judgment that: (i) the ownership of any of the securities issued by Holdings pursuant to this Agreement would not constitute a financial relationship as that term is defined for purposes of 42 U.S.C. 1395nn, the federal physician self-referral statute and regulations; and (ii) the operation of the businesses of the parties in the manner contemplated after the Closing will not violate any state or federal healthcare law, rule or regulation.

13

ARTICLE VII

Conditions Precedent to Obligations of Ventures and UANT

The obligations of Ventures and UANT to consummate the Transactions shall be subject to the satisfaction on or before the Closing Date of each of the following conditions:

7.1 Compliance. Each of USMD and Holdings shall have, or shall have caused to be, satisfied or complied with and performed in all material respects, all terms, covenants and conditions of this Agreement to be complied with or performed by it on or before the Closing Date.

7.2 Representations and Warranties. All of the representations and warranties made by USMD and Holdings in this Agreement and in all certificates and other documents delivered by USMD or Holdings to Ventures or UANT pursuant hereto, shall have been true and correct in all material respects as of the date hereof, and shall be true and correct in all material respects at the Closing Date, with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except for changes permitted or contemplated by this Agreement, or changes approved in writing by Ventures.

7.3 Consents, Licenses and Approvals. Ventures shall have received all required permits, licenses, contracts and third party consents in form satisfactory to Ventures.

7.4 Equity Holder Approval. This Agreement shall have been approved by the USMD Holders and by the partners of Ventures.

7.5 Transaction Documents. The Committee shall have approved each of the Transaction Documents to be executed by the Parties and their subsidiaries.

7.6 Fairness Opinion. Ventures shall have received from Value Management Group, LLC an opinion, in form and substance acceptable to the Committee, that the consideration for the Transactions is fair, from a financial point of view, to the USMD shareholders and to Ventures and its partners.

7.7 Employment of Physicians. All or substantially all of the Physicians shall have entered into employment agreements with CNHO or a subsidiary of CNHO, in form and substance satisfactory to the Committee.

7.8 Regulatory Approval. The S-4 Registration Statement shall have been declared effective by the SEC and the Holdings Shares shall have been approved to be listed for quotation on the AMEX and/or NASDAQ.

7.9 Compliance. UANT and Ventures shall have determined in their reasonable judgment that: (i) the ownership of any of the securities issued by Holdings pursuant to this Agreement would not constitute a financial relationship as that term is defined for purposes of 42 U.S.C. 1395nn, the federal physician self-referral statute and regulations; and (ii) the operation of the businesses of the parties in the manner contemplated after the Closing will not violate any state or federal healthcare law, rule or regulation.

ARTICLE VIII

Miscellaneous

8.1 Termination. This Agreement and the Transactions may be terminated at any time on or before the Closing Date:

(a) by mutual consent of Ventures and USMD;

(b) by USMD if any of the conditions in Article VI have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of USMD to comply with its obligations under this Agreement) and USMD has not waived such condition on or before the Outside Closing Date;

14

(c) by Ventures if any of the conditions in Article VII have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Ventures or UANT to comply with their obligations under this Agreement) and Ventures has not waived such condition on or before the Outside Closing Date; or

(d) by USMD or by Ventures, if such party is not in breach hereunder and the Transactions have not been consummated by Outside Closing Date.

If this Agreement is terminated pursuant to the foregoing provisions, then all provisions of this Agreement (except this Article VIII) shall thereupon become void without any liability on the part of any Party hereto to any other Party hereto, subject to the following provisions. If this Agreement is terminated by either Party under subsections (b) or (c) above, solely as a result of the failure of the Committee to approve of the form of the Transaction Documents, then USMD and Ventures shall each be responsible for payment of one-half of the documented reasonable out-of-pocket fees and expenses incurred by each of the Parties from and after April 28, 2010 in connection with the Transactions. If this Agreement is terminated solely as a result of the failure of USMD or Ventures to obtain the approval of their respective equity holders to consummate the Transactions, then the Party who fails to obtain approval shall be obligated to reimburse the other Parties for all of their documented and reasonable out of pocket fees and expenses incurred from and after April 28, 2010 in connection with the Transactions (but subject to a maximum of $500,000). In the case of USMD, approval by its equity holders shall mean the contribution by the USMD Holders of all common stock of USMD in accordance with the provisions of Section 1.2. The remedies set forth in this section shall be the exclusive remedies of the Parties with regard to a termination of this Agreement.

8.2 Expenses. Except as provided in Section 8.1, each Party shall pay its own expenses incurred in connection with this Agreement and the Transactions, whether or not the Agreement or the Transactions are consummated.

8.3 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Holdings or USMD, to:

6333 North State Highway 161, Suite 200

Irving, Texas 75038

If to Ventures or UANT, to:

612 East Lamar Blvd., Suite 700

Arlington, Texas 76011

8.4 Amendments. No provision of this Agreement may be waived or amended except in a written instrument signed by the Parties. Any amendment that provides for a material change in the terms and conditions of this Agreement must be approved by the USMD Holders and the partners of Ventures in accordance with Sections 6.4 and 7.4.

8.5 Waivers; No Additional Consideration. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

8.6 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

15

8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.8 Counterparts; Facsimile Execution. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Facsimile execution and delivery of this Agreement is legal, valid and binding for all purposes.

8.9 Entire Agreement; Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the Transactions and (b) is not intended to confer any rights or remedies upon any person other than the Parties.

8.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of each of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

8.12 Survival of Representations, Warranties and Covenants. Regardless of any investigation of any time made on behalf of any Party hereto or any information any Party may have in respect thereof each representation and warranty made in this Agreement or any of the Transaction Documents shall survive the Closing for a period of one (1) year following the Closing Date, except that representations and warranties set forth in Sections 2.1, 2.2, 2.5, 3.1, 3.2, 3.5, 3.10, 4.1 and 4.2 shall survive indefinitely and the representations and warranties set forth Sections 2.9, 2.11, 3.9 and 3.12 shall survive until the expiration of the applicable statute of limitations. Each of the covenants and agreements contained in this Agreement and each of the Transaction Documents, shall survive the Closing indefinitely.

ARTICLE IX

Certain Definitions

As used herein, the following terms shall have the following meanings:

“Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or threatened in writing before or by any court, arbitrator, governmental or administrative agency, regulatory authority (federal, state, county, local or foreign), stock market, stock exchange or trading facility.

“AMEX” means the NYSE Amex Equities, formerly known as The American Stock Exchange.

“Class A Limited Partners” means those persons who are admitted as Class A Limited Partners under the Limited Partnership Agreement of UANT Ventures, L.P. resulting from the conversion of Ventures as referenced in Section 5.2(y).

16

“Class B Limited Partners” means those persons who are admitted as Class B Limited Partners under the Limited Partnership Agreement of UANT Ventures, L.P. resulting from the conversion of Ventures as referenced in Section 5.2(y).

“Closing Date Net Working Capital” means the amount by which the consolidated current assets of USMD or Ventures, as the case may be, and its consolidated subsidiaries exceed the consolidated current liabilities of such entity and its consolidated subsidiaries, calculated at the close of business on the last business day prior to the Closing Date, all as computed in accordance with GAAP.

“Committee” means the committee appointed by UANT and USMD in connection with the Transactions and consisting of Dr. John House, Dr. Charles Cook, Dr. Paul Thompson, Dr. Jim Saalfield, Dr. Patrick Collini, Dr. Mark McCurdy, Dr. Richard Scriven, Dr. Keith Waguespack, Dr. Ira Hollander and Dr. Alex Gordon.

“Contract” means, with respect to any Party, any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument which involves more than $100,000 in payments by or to such Party during any 12 month period but excluding any contract that may be terminated by such Party at any time after the Closing without material liability, penalty or premium upon notice of 90 days or less.

“Conversion Ratio” means the quotient of (a) 10 million, divided by (b) the number of shares of USMD common stock outstanding immediately prior to the Closing.

“CNHO” means USMD Affiliated Services, a Texas non-profit corporation and wholly owned subsidiary of USMD.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be in general use by significant segments of the accounting profession, which are applicable to the circumstances as of the date of determination.

“Governmental Entity” means any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Health Care Program” means any Federal Health Care Program (as defined at 42 U.S.C. §1320a-7b(f)) or any health care program operated by or financed in whole or in part by any state or other government jurisdiction.

“Holdings Constituent Instruments” means the certificate of incorporation and bylaws of Holdings, each as amended to the date of this Agreement.

“Holdings Equity Plan” means the USMD Holdings, Inc. 2010 Equity Compensation Plan.

“Law” means any statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, or decree.

“Lien” means any lien, security interest, pledge, equity and claim of any kind, voting trust, stockholder agreement and other encumbrance.

“Material Adverse Effect” means, with respect to any Party, the existence of any fact or the occurrence of any change which, individually or in the aggregate, has had and would reasonably be expected to have a material adverse effect on (a) the ability of the Party to perform its obligations under this Agreement, (b) the ability of the Party to consummate the Transactions, or (c) the business, assets, operations, prospects or financial condition of such Party.

17

“NASDAQ” means the NASDAQ Stock Market.

“Outside Closing Date” means December 31, 2011.

“Permitted Liens” means (a) any statutory liens for current year taxes or other charges not yet due and payable, (b) any mechanics, materialmen’s or similar statutory liens incurred in the ordinary course of business, not yet due and payable, and (c) any liens associated with any Total Subsidiary Level Debt and USMD Corporate Level Debt or Ventures/UANT Corporate Level Debt, as the case may be.

“Physicians” means persons who are (a) members of the partners of Ventures and (b) medical doctors engaged in medical practice.

“Schedule III Deferred Payment Obligations” means, in the case of UANT and Ventures, those certain deferred payments payable to Dr. David Ellis and Dr. H.P. Hezmall.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Total Subsidiary Level Debt” means the aggregate indebtedness, obligations or liabilities of the direct and indirect subsidiaries of USMD or of Ventures and UANT, as the case may be, as of the Closing Date in respect of borrowed money or representing the balance deferred and unpaid of the purchase money of any property (including capital lease obligations), all as computed in accordance with GAAP.

“Transaction Documents” means the documents to be entered into or adopted in connection with the Transactions, including but not limited to the (a) Holding’s Constituent Instruments; (b) the practice management agreement (by and among, USMD, CNHO and UANT whereby USMD will provide UANT/CNHO with the premises, equipment, staff, supplies, administration, financial services and other goods and services necessary to permit UANT/CNHO to provide through the Physicians comprehensive professional clinical urological services and to bill and collect for these services from all payors); (c) the Holdings Note; (d) the subordination agreements with the lender(s) of the Parties; (e) the Ventures limited partnership agreement (governing Ventures after its conversion to a limited partnership); (f) the limited liability company agreement for the general partner of Ventures; (g) the restated bylaws for the CNHO; (h) the UANT Company Agreement (governing UANT after its conversion to a professional limited liability company) and any amendments or restatement thereto; (i) the contribution agreements between each of the USMD Holders who are not Contributing USMD Holders and Holdings, or between each of the Contributing USMD Holders and Ventures, as the case may be (which agreements shall confirm that each of the USMD Holders has good title to his or her portion of the USMD Holders’ Contribution, with the right and authority to contribute and deliver such portion as described herein, free and clear of liens, claims and encumbrances); and (j) such other and additional documents determined by the Parties to be required to consummate and Close the Transactions.

“UANT Constituent Instruments” means the certificate of formation and limited liability partnership agreement of UANT, as amended, and drafts of the certificate of conversion and limited liability company agreement of UANT, to be entered into prior to the Closing.

“USMD Constituent Instruments” means the certificate of incorporation, bylaws and shareholders’ agreement of USMD, as amended.

“USMD Corporate Level Debt” means the indebtedness, obligations or liabilities of USMD as of the Closing Date in respect of borrowed money or representing the balance deferred and unpaid of the purchase money of any property (including capital lease obligations), as computed in accordance with GAAP.

“USMD 2007 Plan” means the USMD Inc. 2007 Long Term Incentive Plan.

18

“Ventures Constituent Instruments” means the certificate of formation and limited liability partnership agreement of Ventures, as amended, and drafts of the certificate of conversion and limited partnership agreement, to be entered into prior to Closing.

“Ventures Contributed Interests” mean the percentage of Ventures Interests as calculated by dividing (a) the amount listed in Cell K54 of Schedule III, by (b) the difference of (i) the amount listed in Cell K51 of Schedule III less (ii) the amount listed in Cell K52 of Schedule III. The percentage shall be used to determine the proportion, by value, of the Ventures Interests to be contributed. The actual assets (or portions thereof) that will comprise the Ventures Contributed Interests and make up such value shall be determined by Ventures in consultation with the Committee.

“Ventures Interests” means all of the assets of Ventures including without limitation its equity interest in UANT and in the other entities as set forth in Rows 19 through 38 on Schedule III.

“Ventures’ Purchased Interests” mean the percentage of Ventures Interests as calculated by dividing (a) the amount of the Holdings Note, by (b) the difference of (i) the amount listed in Cell K51 of Schedule III, less (ii) the amount listed in Cell K52 in Schedule III. The percentage shall be used to determine the proportion, by value, of the Ventures Interests to be purchased. The actual assets (or portions thereof) that will comprise the Ventures Purchased Interests and make up such value shall be determined by Ventures in consultation with the Committee.

“Ventures/UANT Corporate Level Debt” means the indebtedness, obligations or liabilities of Ventures and of UANT as of the Closing Date in respect of borrowed money or representing the balance deferred and unpaid of the purchase money of any property (including capital lease obligations), as computed in accordance with GAAP.

“Video Urodynamics” means the assets, including their associated revenue, used in connection with the video urodynamics business unit of UANT.

(Signature Pages Follow.)

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IN WITNESS WHEREOF, the parties hereto have caused this Contribution and Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

HOLDINGS

USMD Holdings, Inc., a Delaware corporation

By:
Name:	John House, M.D.
Title:	President

USMD

USMD Inc., a Texas corporation

By:
Name:	John House, M.D.
Title:	Chairman and Chief Executive Officer

UANT

Urology Associates of North Texas, L.L.P., a Texas limited liability partnership

By:
Name:	Dr. Mark McCurdy
Title:	Authorized Partner

By:
Name:	Dr. Richard Scriven
Title:	Authorized Partner

By:
Name:	Dr. Keith Waguespack
Title:	Authorized Partner

By:
Name:	Dr. Ira Hollander
Title:	Authorized Partner

Signature Page

Contribution and Purchase Agreement

VENTURES

UANT Ventures, L.L.P., a Texas limited liability partnership

By:
Name:	Dr. Mark McCurdy
Title:	Authorized Partner

By:
Name:	Dr. Richard Scriven
Title:	Authorized Partner

By:
Name:	Dr. Keith Waguespack
Title:	Authorized Partner

By:
Name:	Dr. Ira Hollander
Title:	Authorized Partner

Signature Page

Contribution and Purchase Agreement

Schedule I

List of USMD Shareholders and USMD Shares Held

Name of Holder	Number of Shares of USMD Common Stock Held	“Contributing USMD Holders”
John House	5,664,196	Yes
H.P. Hezmall	3,664,196	Yes
David Ellis	3,661,196	Yes
Paul Thompson	3,655,196	Yes
Steve House	1,832,528	Yes
Charles Bradford	1,714,195	Yes
Jacob Rosenstein	1,252,584	No
Charles Cook	931,005	Yes
Christopher Dunleavy	721,900	Yes
Neil House	540,864	Yes
Wade Lowry	446,686	Yes
Tom Hall	330,000	Yes
Glen Wyant	284,640	No
Jeffrey W. Heitkamp	281,276	No
Todd Profit Sharing Plan	255,164	No
Kenneth Licker	192,150	Yes
Jim Saalfield	191,645	Yes
Gary Price	178,131	Yes
Michael Biavati	154,168	No
Pat Collini	150,547	Yes
Russell Dickey	87,292	No
Marian Zinnante	77,593	No
Jim Edwardson	65,000	No
Lawrence J. Alter	63,393	Yes
Scott Allen	59,407	No
Harrison Mitchell Abrahams, M.D., P.A.	57,985	No
Lawrence J. Alter M.D., P.A.	57,985	No
Aaron M. Amos, M.D., P.A.	57,985	No
Jeffrey C. Applewhite, M.D., P.A.	57,985	No
Gordon S. Brody, M.D., P.A.	57,985	No
Paul Chi-An Chan, M.D., P.A.	57,985	No
Weber Chuang M.D., P.A.	57,985	No
M. Patrick Collini M.D., P.A.	57,985	No
Kevin D Diamond MD PA	57,985	No
Robert A. Dowling, M.D., P.A.	57,985	No
Patrick R. Frey, M.D., F.A.C.S., P.A.	57,985	No
Michael B. Gruber, M.D., P.A.	57,985	No
Ira N. Hollander, M.D., P.A.	57,985	No
John M. House, M.D., P.A.	57,985	No
John W. Jaderlund, MD, PA	57,985	No
J. Daniel Johnson, M.D., P.A.	57,985	No
E. Paul Kaplan, M.D., P.A.	57,985	No
Justin T. Lee MD PA	57,985	No
Wade L. Lowry, M.D., P.A.	57,985	No
Cleburne Urology Associates, P.A. (Barney Maddox)	57,985	No
Mark Alan McCurdy, M.D., P.A.	57,985	No
F.H. Moore III, M.D., P.A.	57,985	No
Mark A. Norris, M.D., P.A.	57,985	No
Christopher Pace, M.D., P.A.	57,985	No
Kirk Pinto, M.D., P.A.	57,985	No
V. Gary Price, M.D., P.A.	57,985	No
Jeff L. Pugach, M.D., P.A.	57,985	No
Delbert C. Rudy, P.A.	57,985	No

Schedule I

Name of Holder	Number of Shares of USMD Common Stock Held	“Contributing USMD Holders”
James G. Saalfield, M.D., P.A.	57,985	No
Andrew C Sambell M.D.P.A.	57,985	No
Richard R. Scriven, M.D., P.A.	57,985	No
David L. Shepherd, M.D., P.A.	57,985	No
Ali R. Shirvani, M.D., P.A.	57,985	No
Marie-Blanche Tchetgen, M.D., P.A.	57,985	No
Scott A Thurman M.D., P.A.	57,985	No
Thomas C. Truelson, M.D., P.A.	57,985	No
James C. Vestal, MD., PA	57,985	No
Keith A. Waguespack M.D., P.A	57,985	No
Diane C. West, M.D., P.A.	57,985	No
Michael McCullough	50,678	No
Tracy Cannon-Smith M.D., P.A.	50,251	No
S. Alexis Gordon, MD PA	50,251	No
All Shirvani	50,000	Yes
Robert L. True	48,495	No
James W. Ward	48,495	No
A.E. Thurman. M.D.	43,487	No
Gordon Brody	42,363	Yes
Kirk Pinto	40,467	Yes
Mary Finke	38,797	No
G. Byron Kallam	35,644	No
Tracy Rukab	35,644	No
Randy Hess	35,000	No
Kurt Kaufman	35,000	No
Richard H. Bevan-Thomas, M.D., P.A.	34,789	No
Ashton Flp	30,000	No
Ellen Parrill	29,098	No
Kenneth Licker, M.D.	28,990	No
Terri Crawford	25,000	No
Chris Lichty	25,000	No
John W. Johnson, III	23,763	No
John R. Jeffers	19,399	No
Ralph T. Wiegman	19,399	No
Keryn M. Dias	19,398	No
Cliff Vestal	12,000	Yes
John Pumphry	11,881	No
Richard Lieman	10,000	No
Scott Ashton	10,000	No
Leea Bristow	10,000	No
David Cavallaro	10,000	No
Monty Trimble	7,072	No
Robert Bell	5,365	No
Mike Mycoskie	5,000	No
Jan Turley	5,000	No
JJ Fedderson	5,000	No
Mark Freis	5,000	No
Larry Haun	5,000	No
Ty Miller	5,000	No
Luis Nolasco	5,000	No
Jennifer Passamano	5,000	No
Terry White	5,000	No
Gabe Zablatnik	4,000	No
Tahir Ali	3,564	No
Steve Miller	3,255	No

Total	29,707,912

Schedule I – p. 2

Schedule II

List of Holdings Option Holders

Name of USMD Holder	Number of USMD Options	Number of Holdings Options to be Granted(1)
Pete LaNasa	150,000	50,492
Christopher Dunleavy	100,000	33,661
Klaus Buzzi	100,000	33,661
Karen Fiducia	85,616	28,819
Scott Allen	35,000	11,781
David Ransom	28,000	9,425
Gordon Davis	20,000	6,732
Marcia Crim	13,000	4,376
Keri Davis	10,000	3,366
Stephanie Atkins-Guidry	10,000	3,366
James Rick	9,000	3,029
Deonna Koerner	7,500	2,525
Alex Stefanowicz	7,000	2,356
Robin Boone	6,000	2,020
Lola Ham	5,500	1,851
Howard Screwes	5,000	1,683
Jesse Nieto	5,000	1,683
Jordan Yelman	5,000	1,683
Angela Marple	4,517	1,520
Bruce Hilton	4,500	1,515
Donna Cabaniss	4,500	1,515
Erin Greig	4,500	1,515
Lori Gray	4,500	1,515
Tamra Truit	4,500	1,515
Bernardo Valle	4,417	1,487
Bren Clevenger-Ori	3,514	1,183
Donald Laury	3,000	1,010
Genae Sweet	3,000	1,010
Tonya Smith	2,666	897
Billy Fielding	2,000	673
Tom Spencer	1,000	337
Carol Martin	500	168
Christopher Bergeron	500	168
Gregory Harvey	500	168
James Gagliardi	500	168
Linda Webb	500	168
Lisa Snead	500	168
Cheryl Jones	250	84
Patricia Woznicki	250	84
Roni Gonzalez	250	84
Alma Meza	100	34
Anita Edinbyrd	100	34
Ann Cason	100	34
Bobbye Stephens	100	34
Bonita McMahan	100	34
Carla Smith	100	34
Catherine Fetalsana	100	34
Cecelia Huston	100	34
Charmaine Fetalsana	100	34
Charnard Wamber	100	34
Chrystal Oney	100	34
Cynthia Branch	100	34
Dameon Law	100	34

Schedule II

Name of USMD Holder	Number of USMD Options	Number of Holdings Options to be Granted(1)
Darlene Brewer	100	34
Deborah Richardson	100	34
Diana Howell	100	34
Estella Abalos	100	34
Esther Teague	100	34
Glenda Norris	100	34
Heather Stults	100	34
Ian Untrecht	100	34
Ingrid Outland	100	34
Jaimie Borden	100	34
Jennifer Cerutti	100	34
Kathleen Lawrence	100	34
Keitha Newton	100	34
Kevin Brumfield	100	34
Kim Baptist	100	34
Kreshunda Shine	100	34
Latreesha Leonard	100	34
Laurel Bell	100	34
LeeAnn Taylor	100	34
Leila Rances	100	34
Linda Bramblett	100	34
Lori Clinton	100	34
Lorie Brown	100	34
Marcia Wade-Shepherd	100	34
Marilyn Nelson	100	34
Pamela Bichsel	100	34
Pamela Carboni	100	34
Penelope Jones	100	34
Racheal Baskin	100	34
Rangaswamy Raghavan	100	34
Rashya Jackson	100	34
Reneka Taylor	100	34
Rossana Gonzalez	100	34
Sharon Stigarll	100	34
Sherry Robinson	100	34
Stacie Williams	100	34
Suzanne Sheahan	100	34
Theresa Jones	100	34
Todd Litzelfelner	100	34
Tonya Beal	100	34
Victoria Kamp	100	34
Shelbre Petrie	60	20
Rhonda Sutherland	40	13
Adrain Fisher	20	7

Total for USMD Holders	657,500	221,322

Total for Ventures		221,322

TOTAL HOLDINGS OPTIONS		442,644

(1)	Based on a Conversion Ratio equal to the number of USMD Options times the ratio of the number of Holdings shares outstanding divided by the number of USMD shares outstanding, where the number of Holdings shares outstanding is 10,000,000 and the number of USMD shares outstanding (pursuant to Schedule I) is 29,707,912.

Schedule II – p. 2

Schedule III

Attribution of Value

(See attached.)

Schedule III

Schedule III

A	B	C	D	E	F	G	H	I	J	K
	Entity	Total Enterprise Value	Total Subsidiary Level Debt	Total Enterpise Value Less	USMD Corporate Level Debt	Ventures/ UANT Corporate Level	USMD Enterprise Value		Ventures Enterpise Value
							% Own	$ Value	% Own	$ Value
5
6	USMD
7	USMD Arlington	169,550,000	(46,320,000)	123,230,000			5.00%	6,161,500	22.63%	27,886,949
8	USMD FW Hospital	46,060,000	(19,660,000)	26,400,000			20.00%	5,280,000	10.88%	2,872,320
9
10	USMD Hospital Division	31,880,000		31,880,000			100.00%	31,880,000
11	USMD Cancer Division	27,450,000		27,450,000			100.00%	27,450,000
12	Willowbrook Cancer	10,870,000	(4,880,000)	5,990,000			30.00%	1,797,000
13
14	USMD Litho Division
15	Management	5,550,000		5,550,000			100.00%	5,550,000
16	Minority Partnership Interests	9,920,000	(130,000)	9,790,000	(7,690,000)		*Varies	9,790,000
17
18	USMD Inc Holding Company Debt				(730,000)
19
20	Ventures
21	UANT
22	Cancer	46,290,000		46,290,000		(9,460,000)			100%	46,290,000
23	Imaging	4,730,000		4,730,000		(380,000)			100%	4,730,000
24	Lab	7,890,000		7,890,000					100%	7,890,000
25	Research	880,000		880,000					100%	880,000
26	Practice	5,370,000		5,370,000		(3,860,000)			100%	5,370,000
27
28	UANT Owned:
29	MetroStone Management	9,160,000		9,160,000					88.55%	8,111,180
30	Dallas Stone Management	9,030,000		9,030,000					34.05%	3,074,715
31	North Texas Stone Management	5,580,000	(200,000)	5,380,000					30.00%	1,614,000
32	Waxahachie Surgery Center								4.51%	41,000
33	US Urology								10.00%	0
34	Linked Urology Research Network								20.00%	0
35
36	UANT Ventures
37	Baylor Carrolton								1.14%	200,000
38	North Texas Hospital								0.88%	180,000
39	Neo - Alliance								51.52%	0
40
41	UANT Ventures (Corporate Debt)					(1,090,000)
42	UANT Lithotripsy (Corporate Debt)					(1,210,000)
43
44	Total	390,210,000	(71,190,000)	319,020,000	(8,420,000)	(16,000,000)		87,908,500		109,140,164

45
46	Total Gross Enterprise Value							87,908,500		109,140,164
47	Adjustments:
48	Deferred Payout Obligations (as defined in Section 1.4(b) of the Agreement)							0		(186,000)
49	Working Capital Adjustment (as defined in Section 1.4(b) of the Agreement)							3,270,000		(3,294,000)
50	Approved Capital Expenditures (as defined in Section 1.4(b) of the Agreement)							0		0

51	Adjusted Net Enterprise Value (Purchase Price)							91,178,500		105,660,164
52	Less: Indebtedness (columns G and H)							(8,420,000)		(16,000,000)
53	Holdings Note (as defined in Section 1.4(c) of the Agreement)									(30,000,000)

54	Value of Contribution to Holdings							82,758,500		59,660,164
55
56	Relative Value of Contribution to Holdings							58.109308%		41.890692%
57	Number of Shares of Holdings Stock							5,810,931		4,189,069

Schedule IV-A

USMD Net Working Capital Adjustments

	A	B	C	D	E
3	Accounts	Comments	USMD Inc Consolidated Management Company	USMD Inc Consolidated Management Company
4			Dec 31, 2010	Acquisition Date
5	Cash		5,452,356
6	Management Fee AR (Hospital & Litho & CTC)		1,357,355
7	Allowance for Doubtful Accounts		(4,711)
8	Management Fee AR (CTC)
9	Federal Income Tax Refund		167,136
10	Refundable Varian Deposit (Christus Muguerza)		—
11	AR Other		—
12	Prepaids and Other Current Assets		122,027

13	Total Current Assets	Ties to G/L	7,094,163	—

14
15	Accounts Payable		563,177
16
17	Due From Arlington LP		(320,866)
18	Due From Fort Worth LP		(9,767)
19	Due from Litho LP		(343,567)

20	Total Intercompany Receivable from LP		(674,200)

21
22	Intercompany Payable/(Receivable):
23	Due to Matrx
24	Due From USL
25	Due From Admin Svcs	Portion is attributable to Arl/FW/Litho LP
26	Due from CTC
27	Due to USMD Inc
28	Due to Admin

29	Total Intercompany	Subject to Reconciliation of LP related Exps	—

30
31	Accrued Interest Payable	TBD whether included or excluded	—
32	Accrued Expenses	Subject to review for completeness	1,200,432
33	Accrued Payroll	Subject to review for completeness/Achievability	1,353,901
34	Accrued Franchise Tax
35	Federal Taxes Payable
36	State Taxes Payable

37	Total Accrued Liabilities		2,554,333

38
39	Accrued Payroll Liabilities:
40	Accrued Payroll
41	Accrued PTO
42	Payroll Related Liabilities
43	Total Accrued Payroll		—	—
44
45	Current Portion of Debt	Excluded from Calculation
46	Total Current Liabilities	Ties to G/L	2,443,310	—
47

48	Net Working Capital		4,650,853	—	A

49
50		USMD Inc Net Working Capital Settlement Target
51
52			USMD Inc
53			YTD	Annualized
54	Accounting Fee Revenue		15,600	31,200
55	Management Fee Revenue		4,442,090	8,884,180
56	Arlington Staff Pass Through Revenue		2,574,644	5,149,288
57	Fort Worth Staff Pass Through Revenue		1,012,748	2,025,496
58	CTC Staff Pass Through Revenue		1,323,633	2,647,266
59	Physicists Revenue		1,313,000	2,626,000
60	Salary Processing Fee Revenue		16,615	33,230

61	Total Net Revenue (not incl. interest)		10,698,330	21,396,660

62
63	Less:
64	Acct Fee Revenue		15,600	31,200
65	Arlington Staff Pass Through Revenue	Reimbursement of Cost (Contra Expense)	2,574,644	5,149,288
66	Fort Worth Staff Pass Through Revenue	Reimbursement of Cost (Contra Expense)	1,012,748	2,025,496
67	CTC Staff Pass Through Revenue	Reimbursement of Cost (Contra Expense)	1,323,633	2,647,266
68	Salary Processing Fee Revenue	Reimbursement of Cost (Contra Expense)	16,615	33,230

69	Total Cost Reimbursement (I.E Contra Expense)		4,943,240	9,886,480

70
71	Adjusted Net Revenue		5,755,090	11,510,180

72
73	Net Working Capital Target = Net Revenue @ 12%		690,611	1,381,222	B
74
75	Actual Net Working Capital Adjustment to Purchase Price as of Acquisition Date			3,269,631	A-B

Schedule IV-A

Schedule IV-B

UANT/Ventures Net Working Capital Adjustments

	A	B	C	D	E	F	G	H
4	Accounts	Comments	UANT & UANT Ventures Excluding Clinic	UANT & UANT Ventures Excluding Clinic		UANT Clinic & Video	UANT Clinic & Video

5			Dec 31, 2010	Acquisition Date		Dec 31, 2010	Acquisition Date
6	Cash		—
7	Net Patient AR	Subject to GAAP Collectibility Assessment	2,989,075
8	Allowance for Doubtful Accounts
9	Deposits		28,000
10
11
12	AR Other		494,994
13	Prepaids and Other Current Assets		405,201

14	Total Current Assets	Ties to G/L	3,917,270	—		—	—

15
16	Accounts Payable		1,173,340
17
18	Accrued Interest Payable	Not included in the calculation
19	Accrued Expenses	Subject to review for completeness
20	Accrued Bonus	Subject to review for completeness/Achievablity
21	Accrued Franchise Tax
22	Federal Taxes Payable
23	State Taxes Payable

24	Total Accrued Liabilities		—	—		—	—

25
26	Accrued Payroll Liabilities:
27	Accrued Payroll		1,075,368
28	Accrued PTO
29	Payroll Related Liabilities		157,561

30	Total Accrued Payroll		1,232,929	—		—	—

31
32	Current Portion of Debt	Excluded from Calculation

33	Total Current Liabilities	Ties to G/L	2,406,269	—		—	—

34
35	Net Working Capital		1,511,001	—	A	—	—	X

36
37	UANT/Ventures Net Working Capital Settlement Target
38
39			UANT & UANT Ventures
40				YTD
41	UANT CTC Revenue			12,754,839
42	UANT Imaging Revenue			2,378,107
43	UANT Lab Revenue			2,920,338
44	UANT Research Revenue			545,395
47

48	Total Net Revenue (not incl. interest)		—	18,598,679

49
50	Less:

55	Total Adjustments		—	—

56
57	Adjusted Net Revenue		—	18,598,679

58
59	Net Working Capital Target = (Net Rev @ 12% for Ancillaries)		—	2,231,841	B
60
61	UANT Clinic AR from VMG Report						2,849,700
62	UANT Inventory from VMG Report						152,000
63	UANT Accrued Expenses from VMG Report						(239,000)
64	Adjustment for Video NWC TBD by VMG						(3,540)

65	Net Working Capital Target = (Predetermined Target Established by VMG)						2,759,160	Y

66		Working Capital Adjustment of Columns D and G		(720,840)	A-B		(2,759,160)	X-Y
67
68	Actual Net Working Capital Adjustment to Purchase Price as of Acquisition Date			(3,480,000)	(Cell D66 + G66)

Schedule IV-B

Schedule 2.3

Ventures/UANT Consents

1.	The Property & General Liability Policy with CNA American Casualty Co. of Reading, PA requires written consent to transfer rights and duties under the Policy.

2.	The Crime Policy with Travelers Casualty and Surety Company of America requires written notice within 90 days of a change of control.

3.	The Texas Non-Subscriber Policy with Republic-Vanguard Insurance Company requires written consent to assign rights or duties under the Policy.

4.	The following real estate leases require landlord’s consent to assign the leases:

Location	Property Management Company
South Arlington	SCM Real Estate Services
USMD Cancer Center	SCM Real Estate Services
DeSoto	Options Real Estate
Huguley	NAI Huff Partners
FW Pediatrics-Pennsylvania	Texas Health Resources
FW Downtown-Terrell Ave	Texas Health Resources
HEB	Texas Health Resources
Harris SW	Texas Health Resources
North Arlington	Texas Health Resources
Saginaw	Texas Health Resources
Administrative Office	Texas Health Resources
Carrollton	Metrocrest Hospital Authority
Cleburne	Dr. Barney Maddox
Denton	Delphis Operations dba Cirrus Health
Grand Prairie	HealthTexas Provider Network
Grapevine	Healthcare Realty Services
Plano	Healthcare Realty Services
Las Colinas	Lincoln Harris
Mansfield	Regency Commons LTD
Medical City Dallas	Medial City Dallas
NRH	Med Cap Properties
Waxahachie	William C. Major, MD
Weatherford	Barbara and Perry Mader

5.	UANT and Ventures own the following equity investments which cannot be transferred to another owner without the approval of the general partner or the Board of Directors.

a.	22.7% ownership USMD Hospital at Arlington, LP.

b.	10.9% ownership in USMD Hospital at Ft. Worth, LP.

c.	1.143% ownership in Trinity MC, LLC (dba Baylor-Carrolton Hospital).

d.	0.931% ownership in Rocky Mountain Medical Center, L.P. (dba North Texas Hospital in Denton)

e.	88.5% ownership Metro I Stone Management, LP

f.	7.5% ownership in Dallas Stone Management, LP

g.	30% ownership in North Texas Stone Management, LP

Schedule 2.3

6.	The Loan Agreement with Compass Bank dated November 7, 2008 executed by UANT and Ventures requires consent for a change in ownership affecting more than 20% of the current ownership structure and further requires consent to transfer collateral having an aggregate value of more than $150,000 or to transfer all or substantially all of the assets.

7.	The following Promissory Notes and the Commercial Security Agreement with Compass Bank, dated November 7, 2008, list as an event of default, the occurrence of any event of default specified in the Loan Agreement (referred to in item 6 above):

a.	Revolving Promissory Note in the original principal amount of $1,000,000, executed by UANT

b.	Term Promissory Note (First Term Note) in the original principal amount of $3,476,000, executed by UANT

c.	Term Promissory Note (Second Term Note) in the original principal amount of $2,600,000, executed by UANT

d.	Advance Promissory Note (First Advance Note) in the original principal amount of $5,000,000, executed by UANT

e.	Advance Promissory Note (Second Advance Note) in the original principal amount of $5,000,000, executed by UANT

f.	Term Promissory Note (Third Term Note) in the original principal amount of $3,260,000, executed by UANT

g.	Commercial Security Agreement executed by UANT, covering all assets

8.	Master Lease Agreement dated as of February 14, 2008 between UANT as Lessee and GE Healthcare Financial Services as Lessor states that an assignment of either the Agreement or the assignment of the equipment without Lessor’s prior consent, or a material change in ownership of Lessee are events of default.

9.	Service Agreements between UANT and GE Healthcare Financial Services, dated June 16, 2006, December 19, 2006 and February 11, 2008, respectively, require prior written consent to assign the Agreements.

10.	Employment Agreement dated January 1, 2005, between UANT and Thomas W. Hall, requires prior written consent to assign the Agreement.

11.	Physician Services Agreement dated December, 2008 between UANT and Pete LaNasa, M.D., requires prior written consent to assign the Agreement.

12.	The following third party payor contracts require prior written consent to assign the contracts:

a.	Physician Group Participation Agreement with Health Value Management, Inc., dba ChoiceCare Network

b.	PPO Physician Group Participation Agreement with Affiliated Healthcare Inc.

c.	Participating Provider Group Agreement with Beech Street Corp.

d.	Letter of Agreement with Elder Health Texas, Inc. dba Bravo Health Texas, Inc.

e.	Group Managed Care Agreement with Blue Cross and Blue Shield of Texas

f.	Physician Group Services Agreement with Cook Children’s Health Plan

g.	Provider Agreement with Healthcare Advantage Association, Inc.

h.	Provider Agreement with North Texas Healthcare Network

i.	PHCS Participating Professional Group Agreement with Private Healthcare Systems, Inc.

j.	Participating Medical Group Agreement with ppoNEXT, Inc.

Schedule 2.3 – p. 2

k.	Participating Group Practitioner Agreement with Texas True Choice, Inc.

l.	Medical Practice Agreement with UNICARE Life & Health Insurance Company

m.	Health Care Service Provider Agreement with USA Managed Care Organization, Inc.

13.	The Physician Group Agreement with Aetna Health, Inc. provides for termination upon a change of control to an entity that is not acceptable to Aetna, and that no assignment of the Agreement may occur without prior written consent.

14.	Provider Group Services Agreement with CIGNA HealthCare of Texas, Inc. provides for termination as a result of a merger of UANT or the acquisition of UANT by another entity.

15.	Participating Provider Group Agreement with The First Health Network and the CCN Network, requires notice of any significant change in ownership within a reasonable period of time prior to effective date of change.

16.	Medical Group Participation Agreement with United HealthCare of Texas, Inc. requires prior written consent to assign the Agreement.

17.	Management Agreement with USMD Cancer Treatment Centers, dated June 21, 2006, provides for termination of the Agreement in the event of a change in control and requires prior written consent to assign the Agreement.

18.	End User License Agreement dated June 29, 2007, with General Electric Company (through its GE Healthcare Division) prohibits assignment.

19.	Management Agreement with Claripath Laboratories requires prior written consent to assign the Agreement.

20.	Touchworks System Agreement with Allscripts, LLC requires prior written consent to assign the Agreement.

Schedule 2.3 – p. 3

Schedule 2.5

Ventures/UANT Good Title

1.	Master Lease Agreement with GE Healthcare Financial Services, dated February 14, 2008, requires prior written consent to assign the equipment under such Lease.

2.	Loan Agreement with Compass Bank dated November 7, 2008 requires consent to transfer assets.

3.	Compass Bank holds a lien on all of the assets of Ventures pursuant to the Commercial Security Agreement dated November 7, 2008.

4.	See the equity investments listed in Schedule 2.3 requiring the approval of the general partner or the Board of Directors prior to the transfer of any such interests.

Schedule 2.5

Schedule 2.8

Ventures/UANT Material Contracts

1.	The following insurance contracts:

TYPE	CARRIER	POLICY NO.
Property & General Liability	CNA - American Casualty Co. of Reading, PA	B2090501908
Auto	CNA - Valley Forge Insurance Co.	B2090501939
Inland Marine	CNA - Continental Casualty Co.	B2095229224
Umbrella	CNA - Continental Casualty Co.	B2090501987
Crime	Travelers	104965559
Texas Non-Subscriber	Republic Vanguard	RVC100197
Directors & Officers	Darwin National Ins. Co.	0303-5856
Professional Liability	American Physicians Insurance Company	TX11437106

2.	The following employment/payroll contracts:

a.	Employment Agreement with Richard Bevan-Thomas, MD

b.	Employment Agreement with Keith R. Xavier

c.	Employment Agreement with Jonathan David Kaye, MD

d.	Employment Agreement with Rashel M. Haverkorn, MD

e.	Employment Agreement with Jason M. Greenfield, MD

f.	Employment Agreement with Carl Frisina, MD

g.	Employment Agreement with Addison E. Thurman, MD

h.	Physician Services Agreement with William Murphy, MD

i.	Physician Services Agreement with Pete LaNasa, MD

j.	Employment Agreement with Thomas W. Hall

k.	Change in Control Severance Agreement with Cordell Harriman

l.	Change in Control Severance Agreement with Chris Sherlock

3.	Bank loans: See Paragraphs 6 and 7 of Schedule 2.3 with respect to the bank loans with Compass Bank.

4.	The following service contracts:

a.	Management Agreement with USMD Cancer Treatment Centers.

b.	Management Agreement with Claripath Laboratories, Inc.

c.	Agreement with USMD Hospital at Arlington, LP to provide pathology services for prostate biopsies.

5.	The following software contracts:

a.	Touchworks System Agreement with Allscripts, LLC

b.	End User License Agreement with GE Healthcare Financial Services

6.	Real estate leases: See Schedule 2.3 with respect to the real estate leases

7.	Equipment lease: Master Lease Agreement dated as of February 14, 2008, with GE Healthcare Financial Services

Schedule 2.8

Schedule 2.10

Ventures/UANT Affiliated Transactions

1.	Each UANT partner owns his/her own office furniture and computers. While these assets are physically located in UANT’s offices, they are not listed on UANT’s fixed asset listings or financial statements.

2.	Dr. Barney Maddox is partial owner the building leased by UANT for the Cleburne office location. There is a Lease which expires September 30, 2011.

3.	Dr. Pat Collini is partial owner of the building leased by UANT for the Mansfield office location. There is an Office Facilities Lease which expires December 31, 2011.

Schedule 2.10

Schedule 3.3

USMD Consents

1.	Loan Agreement between USMD and Bank of Texas, N.A. dated as of April 30, 2010 requires the consent of the bank to the transaction.

Schedule 3.3

Schedule 3.4

USMD Litigation

1.	Civil Action No. 3:09-cv-1081-D; Erdman Company f/k/a Marshall Erdman & Associates, Inc., and Marshall Erdman Development, LLC v. USMD of Arlington GP, LLC and USMD Hospital at Arlington, L.P.; In the United States District Court, Northern District of Texas, Dallas Division.

Schedule 3.4

Schedule 3.8

USMD Material Contracts

1.	Office Lease Agreement between Wells REIT-Las Colinas Corporate Center I, L.P. and USMD Inc. dated as of July 12, 2006 as amended by the First amendment dated as of November 1, 2006, and as further amended by the Second Amendment dated as of December 1, 2009 for lease of principal business premises located at 6333 North State Highway 161, Suite 200, Irving, TX 775038.

2.	Severance Agreement among USMD, certain USMD Affiliates and Mr. Greg Weiss.

3.	Loan Agreement between USMD Inc. and Bank of Texas, N.A. dated as of April 30, 2010.

4.	Management Agreement between Mat-Rx Development, L.L.C. and USMD Hospital at Arlington, L.P. dated as of March 1, 2010.

5.	Management Agreement between Mat-Rx Development, L.L.C. and USMD Hospital at Fort Worth, L.P. dated as of March, 1, 2010.

6.	Governing Documents for the following entities, pursuant to which U.S. Lithotripsy, L.P. or Litho GP, LLC, a wholly owned subsidiary of U.S. Lithotripsy, L.P., is entitled to the payment of a management fee for managing the business and operations of the entities:

a.	Big Country II Lithotripsy, L.P.

b.	Dallas Stone Management, L.P.

c.	Gateway II Lithotripsy, LLC

d.	Ironwood Stone Management, L.P.

e.	Lithotripsy of East Texas, L.P.

f.	Metro I Stone Management, L.P.

g.	Midland Stone Management, L.P.

h.	Mississippi Valley I Stone Management

i.	Rio Grande Lithotripsy, L.P.

j.	SE Colorado Lithotripsy II, L.P.

k.	South Texas Lithotripsy, L.P.

l.	White River Lithotripsy, LLC

m.	Western Plains II Lithotripsy, L.P.

n.	NC Missouri Lithotripsy II, L.P.

o.	North Texas Stone, L.P.

p.	Verrazano lithotripsy, L.P.

q.	East Texas II Athens, L.P.

r.	East Texas II Longview, L.P.

s.	Houston Lithotripsy II, L.P.

t.	Metro Houston Lithotripsy II, L.P.

u.	St. Louis Urological Surgeons, Inc.

v.	Millenium Lithotripsy, L.P.

Schedule 3.8

7.	Partnership Interest Purchase Agreements between U.S. Lithotripsy and each of (i) John House, M.D., (ii) David Ellis, M.D., (iii) H. Patrick Hezmall, M.D., and (iv) Paul Thompson, M.D. pursuant to which U.S. Lithotripsy acquired from each seller for a series of installment payments such seller’s ownership interest in U.S. Lithotripsy, L.P.

8.	Management Agreement between USMD Cancer Treatment Centers, LLC and Dallas Oncology Consultants, PA dated February 8, 2007 (as amended on March 10, 2008).

9.	Management Agreement between USMD Cancer Treatment Centers, LLC and North Dallas Urology Consultants, PA dated December 12, 2007 (as amended on February 29, 2008).

10.	Management Agreement between USMD, Inc. d/b/a USMD Cancer Treatment Centers and Urology Associates of North Texas, LLP dated June 21, 2006.

11.	Management Agreement between USMD Cancer Treatment Centers, LLC and Specialists in Urology dated on March 20, 2008 (as amended on March 25, 2009 and June 1, 2010).

12.	Management Agreement between USMD Cancer Treatment Centers, LLC and Associated Urologists, PA dated August 22, 2008.

13.	Management Agreement between USMD Cancer Treatment Centers, LLC and Arizona Institute of Urology dated November 1, 2007.

14.	Management Agreement between USMD Cancer Treatment Centers, LLC and Willowbrook Cancer Center, LLC dated April 16, 2008.

15.	Management Agreement between USMD Cancer Treatment Centers, LLC and USMD Hospital at Arlington, L.P. dated December 21, 2009.

Schedule 3.8 – p. 2

Schedule 3.11

USMD Affiliated Transactions

1.	Each USMD Holder has executed a Shareholder Agreement with USMD dated as of January 1, 2007.

2.	Each USMD Holder has executed a Registration Rights Agreement with USMD dated as of January 1, 2007.

3.	Each USMD Holder that is an employee of USMD has signed an Employee Non-Solicitation and Confidentiality Agreement with USMD.

4.	John House, M.D. and Paul Thompson, M.D. have each entered into a Partnership Interest Purchase Agreement with U.S. Lithotripsy, L.P. as more fully described in Item 7 to Schedule 3.8.

Schedule 3.11

Annex B

PERSONAL AND CONFIDENTIAL

February 2, 2011

Board of Directors

USMD, Inc.

6333 North State Highway 161

Suite 200

Irving, Texas 75038

Board of Directors

Urology Associates of North Texas, L.L.P.

612 East Lamar Blvd., Suite 700

Arlington, Texas 76011

Executive Committee

UANT Ventures, L.L.P.

612 East Lamar Blvd., Suite 700

Arlington, Texas 76011

Dear Board and Executive Committee Members:

VMG Health, LLC has been retained by (1) the Board of Directors (the “USMD Board”) of USMD, Inc. (“USMD”), and (2) the Board of Directors (the “UANT Board”) of Urology Associates of North Texas, L.L.P. (“UANT”), and the Executive Committee (the “Executive Committee”) of UANT Ventures, L.L.P. (“Ventures”) (the USMD Board, the UANT Board and the Executive Committee are collectively referred to as the “Parties”, and USMD, UANT and Ventures are collectively referred to as the “Companies”) to render a written opinion to the Parties on the fairness, from a financial point of view, of the relative allocation to existing holders of common stock of USMD and to Ventures, of the consideration to be paid pursuant to the Contribution and Purchase Agreement dated as of August 19, 2010 by and among USMD Holdings, Inc., a Delaware corporation (“Holdings”), UANT, Ventures, and USMD (hereinafter referred to as the “Contribution Agreement”).

Under the terms of the Contribution Agreement, the shareholders of USMD will contribute all of their equity interests in USMD, and Ventures will contribute and sell all of its assets, to Holdings. The contribution by the USMD shareholders and the contribution and sale by Ventures is collectively referred to as the “Contribution.” Immediately prior to the Contribution, UANT will merge into a subsidiary of Ventures and will become a wholly-owned subsidiary of Ventures.

By virtue of the Contribution, the USMD shareholders will receive shares of Holdings common stock, and Ventures will receive shares of Holdings common stock plus a $30 million unsecured subordinated promissory note issued by Holdings. Holdings will issue a total of 10 million shares of its common stock in exchange for the Contribution. The allocation of the 10 million shares of Holdings common

USMD Board of Directors UANT Board of Directors Ventures Executive Committee	Page 2
CONFIDENTIAL	February 2, 2011

stock and subordinated promissory note between the USMD shareholders and Ventures is based upon the relative value of their contributions, as further adjusted based on levels of consolidated net working capital and funded debt of each of USMD and Ventures, all as more particularly described in the Contribution Agreement, subject to certain procedures and limitations contained in the Agreement, as to which adjustments, procedures and limitations we express no opinion. The parties intend that the contributions to Holdings made by substantially all of the USMD shareholders (by percentage ownership) will be deemed as though such shares were first contributed to Ventures in exchange for partnership interests in Ventures, and then contributed by Ventures to Holdings in exchange for shares of Holdings common stock. As a result, certain of the USMD shareholders will receive partnership interests in Ventures in exchange for the contribution of their USMD shares to Holdings.

In arriving at our opinion, we have considered the nature of the subject businesses and history of the Companies, the economic outlook in the United States and Texas, the outlook for acute care hospitals and other ancillary services in the health care industry, the Companies’ historical financial results, the outlook for future earnings, the book value of the Companies, the financial condition of the Companies, their cash flow capacity, past transactions related to the Companies, and prices at which other comparable public companies and comparable transactions which have occurred relative to the Companies, in each case through December 31, 2010.

In arriving at our opinion, we reviewed and analyzed certain information furnished by the Companies and reviewed other publicly available information including, but not limited to, the following: the Contribution Agreement; audited and un-audited financial data; management financial and operational reports and other analyses and data for the periods ending December 31, 2007, December 31, 2008, December 31, 2009 and December 31, 2010; current economic and healthcare services industry conditions in the Texas market; certain publicly available information with respect to certain publicly traded companies that we deemed comparable to the Companies; certain publicly available data relating to merger and acquisition transactions and valuations involving companies and assets we deemed comparable to those of the Companies; and such other matters as we deemed appropriate or necessary, including an assessment of general economic, market, and monetary conditions, in each case through December 31, 2010.

In addition we have had discussions with management of the Companies concerning their respective businesses, operations, assets, present conditions and future prospects and undertook such other studies, analyses and investigation as we deemed appropriate, in each case through December 31, 2010. We have not conducted a physical inspection of the inventory, fixed assets, or other assets, nor have we made or obtained any independent evaluation or appraisal of any such assets or any other assets of the Companies. In addition, we undertook such other studies, analyses, and investigations as we deemed appropriate, in each case through December 31, 2010.

In arriving at our opinion, we relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Companies. We assumed that any projections for the Companies used in rendering our opinion had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Companies, and we express no opinion with respect to such projections or the assumptions on which they are based. We were not engaged to

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and did not independently verify such information or assumptions, including any financial forecasts, or undertake an independent appraisal of the assets of the Companies, nor have we evaluated the solvency or fair value of the Companies under any state or federal laws relating to bankruptcy, insolvency or similar matters. In rendering our opinion, we did not perform any procedures or analysis regarding the potential environmental liabilities of the Companies, nor did we consider the impact of changes in the regulatory environment in which the Companies operate. We did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Companies are or may be party or are subject. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. We have relied on the assessment by the Companies and their respective advisers, as to all legal, regulatory, accounting, insurance, and tax matters with respect to the Companies and the Contribution Agreement.

Our opinion is based upon market, economic, financial, and other conditions as they exist and can be evaluated as of December 31, 2010 and, although subsequent events may affect our opinion, we do not have any obligation to update, revise, or reaffirm our opinion, and we note that we have not updated our analyses through the date of our opinion and that conditions may have changed materially. We have assumed, without independent verification, that there has been no material change in the Companies’ financial condition, results of operations, business, assets, liabilities, cash flows or prospects since the date of the most recent financial statements made available to us as referenced above, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the relevant agreements and all other related documents that are referred to therein are and will remain true and correct, (b) each party to all such agreements and such other related documents will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the transactions contemplated by the Contribution Agreement will be satisfied without waiver thereof, and (d) the transactions contemplated by the Contribution Agreement will be consummated in a timely manner on the terms set forth in the Contribution Agreement, without any amendments, waivers or modifications of any term or condition the effect of which would be in any way meaningful to our analyses. In addition, we are not expressing any opinion as to the impact of the transactions contemplated by the Contribution Agreement on the solvency or viability of the Companies or Holdings or the ability of the Companies or Holdings to pay their respective obligations when they come due, and our opinion does not address any legal, regulatory, tax or accounting matters. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Contribution Agreement will be obtained without any adverse effect on the Companies or Holdings or on the expected benefits of the transactions contemplated by the Contribution Agreement in any way meaningful to our analysis. We have assumed that there has been no change in the underlying businesses of the Companies have occurred since December 31, 2010.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to

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summary description or partial analysis. Furthermore, in arriving at our opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, we believe that our analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying our opinion. In our analyses, we made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Companies. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. We analyzed the value of the Companies’ assets based upon the Cost Approach, Market Approach, and Income Approach to value and relied on the approach or approaches as we deemed appropriate.

VMG neither compiled nor audited USMD’s, UANT’s, Venture’s or Holdings’ financial statements, nor have we independently verified the information reviewed. We have assumed and relied upon the accuracy and completeness of the financial and other information provided to us in arriving at our opinion without independent verification.

Our opinion was undertaken at the sole behest of and for the benefit of the Board of Directors of USMD, the Board of Directors of UANT, and the Executive Committee of Ventures, which we understand are empowered to consider and pass upon the Contribution Agreement. This opinion should not be construed as creating any fiduciary duty from us to any person or party. To the extent that votes of the Companies’ equity holders are required or sought, our opinion does not constitute a recommendation to any equity holder of any of the Companies as to how any such equity holder should vote on the Contribution Agreement. Our opinion is limited to the fairness, from a financial point of view, of the relative allocation to existing holders of common stock of USMD and to Ventures of the consideration to be received, pursuant to the Contribution Agreement and does not address the relative merits of the Contribution Agreement or any other transaction or business strategies discussed by the Parties or the Companies as alternatives to the Contribution Agreement or the underlying business decision of the Parties or the Companies to proceed with the Contribution Agreement, nor the fairness of any portion or aspect of the Contribution Agreement to the holders of any class of securities, creditors, or other constituencies of the Companies, or to any other party, except as set forth in this opinion.

In addition, the Parties have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to providing capital to or acquiring all or any part of the Companies. Our opinion is necessarily based upon market, economic and other conditions as they exist on the date of this letter, and can be evaluated as of the date of this letter.

This opinion relates only to the relative allocations of the consideration set forth in the Contribution Agreement as of the date hereof. We were not engaged to assess the long term business plan and therefore express no opinion regarding the Companies’ future financial performance and condition. Our opinion does not constitute a recommendation to any board member as to how the board member

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should vote on the Contribution Agreement; nor have we expressed any opinion as to the prices at which the assets of the Companies might trade in the future.

As part of our financial advisory and valuation activities, we engage in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, restructurings, and valuations for corporate and other purposes. We are experienced in these activities. We received a fee in connection with the delivery of our opinion. We have also provided in the past, are currently providing, and may in the future provide valuation and financial advisory services to the Companies, for which we have been paid or expect to be paid fees. In addition, the Companies reimbursed us for expenses incurred in connection with rendering our opinion and will reimburse us for additional expenses and indemnify us against potential liabilities arising out of our services provided pursuant to issuing the opinion. We may in the future provide financial advisory, investment banking, or other services to the Companies or their respective affiliates for which we would expect to receive compensation.

The Parties have consented in our engagement letters to our services rendered to each of the other Parties pursuant to similar engagement letters, and each of the Parties has waived any conflicts of interest and potential conflicts of interest that may arise as a result of or in connection with our services and the opinion. Each of the Parties has acknowledged that its interests may be adverse to those of the other Parties and that such interests involve economic rights that are important to it.

It is understood that our opinion, and any written materials provided by us, will be for the confidential use of the Board of Directors of USMD, the Board of Directors of UANT, and the Executive Committee of Ventures and will not be reproduced, summarized, described, relied upon or referred to or given to any other person for any purpose without our prior written consent, except as set forth in our engagement letters or with our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the relative allocation established by the Contribution Agreement of the consideration to be received by the holders of common stock of USMD and by Ventures, taken in the aggregate, is fair from a financial point of view to such holders of common stock of USMD and Ventures.

Respectfully submitted,

Value Management Group, LLC

C. Elliott Jeter, CFA, CPA/ABV

Partner

ANNEX C – SECTIONS 10.351 TO 10.368 OF TEXAS BUSINESS ORGANIZATIONS CODE

SUBCHAPTER H – RIGHTS OF DISSENTING OWNERS

Sec. 10.351. APPLICABILITY OF SUBCHAPTER. (a) This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

(b) This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

(c) The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity’s governing documents.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Amended by:

Acts 2007, 80th Leg., R.S., Ch. 688, Sec. 56, eff. September 1, 2007.

Sec. 10.352. DEFINITIONS. In this subchapter:

(1) “Dissenting owner” means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:

(A) provides notice under Section 10.356; and

(B) complies with the requirements for perfecting that owner’s right to dissent under this subchapter.

(2) “Responsible organization” means:

(A) the organization responsible for:

(i) the provision of notices under this subchapter; and

(ii) the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

(B) with respect to a merger or conversion:

(i) for matters occurring before the merger or conversion, the organization that is merging or converting; and

(ii) for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;

(C) with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and

(D) with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Sec. 10.353. FORM AND VALIDITY OF NOTICE. (a) Notice required under this subchapter:

(1) must be in writing; and

(2) may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b) Failure to provide notice as required by this subchapter does not invalidate any action taken.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Sec. 10.354. RIGHTS OF DISSENT AND APPRAISAL. (a) Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters’ rights is entitled to:

(1) dissent from:

(A) a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

(B) a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

(C) a plan of exchange in which the ownership interest of the owner is to be acquired;

(D) a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion; or

(E) a merger effected under Section 10.006 in which:

(i) the owner is entitled to vote on the merger; or

(ii) the ownership interest of the owner is converted or exchanged; and

(2) subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

(b) Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:

(1) the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

(A) listed on a national securities exchange or a similar system;

(B) listed on the Nasdaq Stock Market or a successor quotation system;

(C) designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or a successor system; or

(D) held of record by at least 2,000 owners;

(2) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:

(A) ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance;

(ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or a successor entity; or

(iii) held of record by at least 2,000 owners;

(B) cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or

(C) any combination of the ownership interests and cash described by Paragraphs (A) and (B).

(c) Subsection (b) shall not apply to a domestic entity that is a subsidiary with respect to a merger under Section 10.006.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Amended by:

Acts 2005, 79th Leg., Ch. 64, Sec. 39, eff. January 1, 2006.

Sec. 10.355. NOTICE OF RIGHT OF DISSENT AND APPRAISAL. (a) A domestic entity subject to dissenters’ rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner’s rights under that section if:

(1) the action or proposed action is submitted to a vote of the owners at a meeting; or

(2) approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

(b) If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters’ rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

(c) A notice required to be provided under Subsection (a) or (b) must:

(1) be accompanied by a copy of this subchapter; and

(2) advise the owner of the location of the responsible organization’s principal executive offices to which a notice required under Section 10.356(b)(2) may be provided.

(d) In addition to the requirements prescribed by Subsection (c), a notice required to be provided under Subsection (a)(1) must accompany the notice of the meeting to consider the action, and a notice required under Subsection (a)(2) must be provided to:

(1) each owner who consents in writing to the action before the owner delivers the written consent; and

(2) each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect.

(e) Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(2).

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Sec. 10.356. PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL. (a) An owner of an ownership interest of a domestic entity subject to dissenters’ rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner’s right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

(b) To perfect the owner’s rights of dissent and appraisal under Section 10.354, an owner:

(1) with respect to the ownership interest for which the rights of dissent and appraisal are sought:

(A) must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

(B) may not consent to the action if the action is approved by written consent; and

(2) must give to the responsible organization a notice dissenting to the action that:

(A) is addressed to the president and secretary of the responsible organization;

(B) demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C) provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

(D) states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

(E) is delivered to the responsible organization at its principal executive offices at the following time:

(i) before the action is considered for approval, if the action is to be submitted to a vote of the owners at a meeting;

(ii) not later than the 20th day after the date the responsible organization sends to the owner a notice that the action was approved by the requisite vote of the owners, if the action is to be undertaken on the written consent of the owners; or

(iii) not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006.

(c) An owner who does not make a demand within the period required by Subsection (b)(2)(E) is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

(d) Not later than the 20th day after the date an owner makes a demand under this section, the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner’s failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

(e) If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Sec. 10.357. WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST. (a) An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

(1) payment for the ownership interest has been made under Sections 10.358 and 10.361; or

(2) a petition has been filed under Section 10.361.

(b) Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Sec. 10.358. RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER. (a) Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356, the responsible organization shall respond to the dissenting owner in writing by:

(1) accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

(2) rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b) If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

(c) If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

(1) an estimate by the responsible organization of the fair value of the ownership interests; and

(2) an offer to pay the amount of the estimate provided under Subdivision (1).

(d) An offer made under Subsection (c)(2) must remain open for a period of at least 60 days from the date the offer is first delivered to the dissenting owner.

(e) If a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or if a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 60th day after the date the offer is accepted or the agreement is reached, as appropriate, if the dissenting owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Sec. 10.359. RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST. (a) A responsible organization shall note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

(b) If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

(1) a reference to the demand; and

(2) the name of the original dissenting owner of the ownership interest.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Sec. 10.360. RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST. A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Sec. 10.361. PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS. (a) If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:

(1) the county in which the organization’s principal office is located in this state; or

(2) the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.

(b) A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

(c) On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d) The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

(1) the responsible organization; and

(2) each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

(e) The court shall:

(1) determine which owners have:

(A) perfected their rights by complying with this subchapter; and

(B) become subsequently entitled to receive payment for the fair value of their ownership interests; and

(2) appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

(f) The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

(g) The beneficial owner of an ownership interest subject to dissenters’ rights held in a voting trust or by a nominee on the beneficial owner’s behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):

(1) the beneficial owner shall at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and

(2) the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Amended by:

Acts 2009, 81st Leg., R.S., Ch. 84, Sec. 19, eff. September 1, 2009.

Sec. 10.362. COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST. (a) For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

(b) In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.

(c) The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Amended by:

Acts 2007, 80th Leg., R.S., Ch. 688, Sec. 57, eff. September 1, 2007.

Sec. 10.363. POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES. (a) An appraiser appointed under Section 10.361 has the power and authority that:

(1) is granted by the court in the order appointing the appraiser; and

(2) may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b) The appraiser shall:

(1) determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

(2) file with the court a report of that determination.

(c) The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

(d) The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Sec. 10.364. OBJECTION TO APPRAISAL; HEARING. (a) A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

(b) If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

(c) Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

(d) The responsible organization shall:

(1) immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

(2) pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

(e) On payment of the judgment, the dissenting owner does not have an interest in the:

(1) ownership interest for which the payment is made; or

(2) responsible organization with respect to that ownership interest.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Sec. 10.365. COURT COSTS; COMPENSATION FOR APPRAISER. (a) An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

(b) All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Sec. 10.366. STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER. (a) An ownership interest of an organization acquired by a responsible organization under this subchapter:

(1) in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2) in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

(b) An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:

(1) receive payment for the ownership interest under this subchapter; and

(2) bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

(c) An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Amended by:

Acts 2009, 81st Leg., R.S., Ch. 84, Sec. 20, eff. September 1, 2009.

Sec. 10.367. RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT. (a) The rights of a dissenting owner terminate if:

(1) the owner withdraws the demand under Section 10.356;

(2) the owner’s right of dissent is terminated under Section 10.356;

(3) a petition is not filed within the period required by Section 10.361; or

(4) after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

(b) On termination of the right of dissent under this section:

(1) the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

(2) the owner’s right to be paid the fair value of the owner’s ownership interests ceases;

(3) the owner’s status as an owner of those ownership interests is restored, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;

(4) the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;

(5) any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner’s ownership interests or the other rights or entitlements of the owner under this subsection; and

(6) the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner’s payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Amended by:

Acts 2007, 80th Leg., R.S., Ch. 688, Sec. 58, eff. September 1, 2007.

Acts 2009, 81st Leg., R.S., Ch. 84, Sec. 21, eff. September 1, 2009.

Sec. 10.368. EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL. In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:

(1) the value of the ownership interest; or

(2) money damages to the owner with respect to the action.

Acts 2003, 78th Leg., ch. 182, Sec. 1, eff. Jan. 1, 2006.

Amended by:

Acts 2007, 80th Leg., R.S., Ch. 688, Sec. 59, eff. September 1, 2007.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with his defense. This indemnification or advancement of expenses is not exclusive of any other rights to which the indemnified party may be entitled. Section 145 empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Paragraph 9 of Holdings Certificate of Incorporation, provides that, any director, officer or trustee of Holdings who was or is a party in any action, suit or proceeding by reason of the fact that he is or was a director or an officer of Holdings, shall be indemnified to the fullest extent permitted by the DGCL, against all expense, liability and loss reasonably incurred or suffered by such person in connection with any such action, suit or proceeding.

Paragraph 9 of Holdings Certificate of Incorporation also provides that Holdings may pay expenses incurred in defending a proceeding in advance of its final disposition, provided that the indemnitee shall deliver an undertaking to repay all amounts so advanced if it shall ultimately be determined by a court, on final disposition, that the indemnitee is not entitled to be indemnified for such expenses. Holdings may grant rights to indemnification and advancement of expenses to any employee or agent of Holdings to the fullest extent permitted under the DGCL. The rights to indemnification and advancement of expenses are not exclusive of any other rights which a director, officer or employee or agent may have under any agreement, vote of shareholders or disinterested director, or otherwise. Holdings may purchase insurance against any such expense, liability or loss. Finally, no repeal or modification of Article 9 will adversely affect the rights to indemnification of directors that exist prior to such repeal or modification.

Paragraph 8 of Holdings Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, a director shall not be liable to Holdings or its shareholders for monetary damages for breach of his fiduciary duty to Holdings or its shareholders.

Article VII of the Holdings Bylaws provides that Holdings will indemnify any authorized representative (including officers, directors and employees) who has been made party to a third-party proceeding, against any expenses or judgments incurred by such person, if such person acted in good faith and in a manner he reasonably believed to be in the best interests of Holdings and reasonably believed his conduct was lawful or if he was successful in his defense of such proceeding. Holdings will also indemnify any authorized representative who has been made party to any corporate proceeding against any expenses actually incurred by such person, if such person acted in good faith and in a manner he reasonably believed to be in the best interests of Holdings or if he was successful in defense of such proceeding. However, Holdings will not be obligated to indemnify the authorized representative if he is found liable, unless the court determines that he is entitled to indemnification despite his liability. The authorized representative may have indemnification rights beyond those granted in the Holdings Bylaws. The authorized representative’s rights to indemnification arising under any statute, agreement, vote by shareholders or disinterested directors or otherwise will not be reduced or diminished by the indemnification provided under Holdings Bylaws.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index, which is incorporated by reference in this item.

(b) Financial Statement Schedules

No financial statement schedules are required to be filed herewith.

(c) Reports, Opinions or Appraisals.

The opinion of Value Management Group, LLC (d/b/a VMG Health) is attached as Annex B to the Prospectus included as part of this registration statement.

Item 22.	Undertakings

The undersigned Holdings hereby undertakes:

1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

2)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

3)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

4)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

5)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

7)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

8)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

9)	That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

10)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

11)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

12)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Holdings has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Irving, Texas on July 21, 2011.

USMD Holdings, Inc.

By:	/S/ JOHN M. HOUSE
John M. House
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

By:	/S/ JOHN M. HOUSE* John M. House	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	July 21, 2011

By:	/S/ BREAUX CASTLEMAN* Breaux Castleman	Director	July 21, 2011

By:	/S/ PATRICK COLLINI* Patrick Collini	Director	July 21, 2011

By:	/S/ CHARLES E. COOK* Charles E. Cook	Director	July 21, 2011

By:	/S/ JAMES G. SAALFIELD* James G. Saalfield	Director	July 21, 2011

By:	/S/ PAUL D. THOMPSON* Paul D. Thompson	Director	July 21, 2011

By:	/S/ CHRISTOPHER DUNLEAVY Christopher Dunleavy	Chief Financial Officer (Principal Financial Officer)	July 21, 2011

By:	/S/ GORDON DAVIS* Gordon Davis	Chief Accounting Officer (Principal Accounting Officer)	July 21, 2011

*By:	/S/ CHRISTOPHER DUNLEAVY Christopher Dunleavy Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Contribution and Purchase Agreement, dated as of August 19, 2010, by and among the Registrant, USMD Inc., Urology Associates of North Texas, L.L.P. and UANT Ventures, L.L.P. (included as Annex A to the Prospectus forming a part of this Registration Statement and incorporated herein by reference).

3.1	Certificate of Incorporation of the Registrant

3.2	Bylaws of the Registrant

4.1	Loan Agreement dated November 8, 2008 by and among Urology Associates of North Texas, L.L.P., UANT Ventures, L.L.P., certain Guarantors and Compass Bank

4.2	First Amendment to Loan Agreement dated March [ ], 2009 by and among Urology Associates of North Texas, L.L.P., UANT Ventures, L.L.P., certain guarantors and Compass Bank

4.3	Second Amendment to Loan Agreement dated January 31, 2010 by and among Urology Associates of North Texas, L.L.P., UANT Ventures, L.L.P., certain guarantors and Compass Bank

4.4	Third Amendment to Loan Agreement dated August 12, 2010 by and among Urology Associates of North Texas, L.L.P., UANT Ventures, L.L.P., certain guarantors and Compass Bank

4.5	Unlimited Guaranty effective November 7, 2008 made by UANT Ventures, L.L.P. for the benefit of Compass Bank

4.6	Unlimited Guaranty effective November 7, 2008 made by Urology Associates of North Texas, L.L.P. for the benefit of Compass Bank

4.7	Form of Subordinated Promissory Note by USMD Holdings, Inc, as maker, to UANT Ventures, L.P., as payee

5.1	Opinion of Hallett & Perrin regarding the legality of securities being registered

8.1	Opinion of Hallett & Perrin regarding tax matters

10.1	2010 Equity Compensation Plan of the Registrant

10.2	Partnership Interest Purchase Agreement and Promissory Note dated as of January 1, 2007 by and between U.S. Lithotripsy. L.P. and Paul Thompson, M.D.

10.3	First Amendment to Partnership Interest Purchase Agreement dated as of September 16, 2009 by and between U.S. Lithotripsy L.P. and Paul Thompson, M.D.

10.4	Partnership Interest Purchase Agreement and Promissory Note dated as of January 1, 2007 by and between U.S. Lithotripsy. L.P. and John House, M.D.

10.5	First Amendment to Partnership Interest Purchase Agreement dated as of September 16, 2009 by and between U.S. Lithotripsy L.P. and John House, M.D.

11.1	Statement regarding Computation of Per Share Earnings

21.1	Subsidiaries of the Registrant

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.2	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.3	Consent of Hallett & Perrin, P.C. (included as part of its opinions filed as Exhibit 5.1 and Exhibit 8.1 and incorporated herein by reference).

23.4	Consent of Value Management Group, LLC, d/b/a VMG Health

24.1	Power of Attorney (included on the signature page of the initial filing of this Registration Statement on Form S-4 and incorporated herein by reference).

99.1	Form of proxy of USMD Inc.

99.2	Form of proxy of UANT Ventures, L.L.P.

99.3	Briefing Materials of VMG Health used in presentation to the USMD board of directors and Ventures Task Force